Exhibit 99.1

ITAMAR MEDICAL LTD.

NOTICE OF SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 16, 2021

To the Shareholders of Itamar Medical Ltd.

Notice is hereby given that the Special and 2021 Annual General Meeting of Shareholders (the “Meeting”) of Itamar Medical Ltd. (“we,” “Itamar” or the “Company”) will be held on Tuesday, November 16, 2021, at 1:00 PM (Israel time) (6:00 AM Eastern time).

The Meeting will be held at the Company’s executive offices at 5 Tarshish Street, Caesarea 3079821, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the U.S. Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority (the “ISA”) prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual Meeting.

The Meeting will be held for the following purposes:

1.	To approve the acquisition of Itamar by ZOLL Medical Corporation (“Parent”), including the approval of: (i) the Agreement and Plan of Merger, dated September 13, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Zeus Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”) and, solely for the limited purposes set forth therein, Asahi Kasei Corporation (“Guarantor”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the “Merger”); (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each ordinary share, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), including with respect to the Ordinary Shares underlying the Company’s American Depositary Shares, each representing thirty (30) Ordinary Shares (“ADSs”), owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding restricted share unit (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

2.	To approve the adjournment of the Meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”);

3.	To elect Giora Yaron, Ilan Biran, Christopher M. Cleary, Scott P. Serota, Brad Fluegel and Marga Ortigas-Wedekind as directors of the Company (the “Director Proposal”);

4.	To approve amendments to the Company’s compensation policy governing the compensation of the Company’s office holders (the “Compensation Policy Proposal”);

5.	To approve a modification to the base compensation of the Company’s President and Chief Executive Officer (the “CEO Salary Proposal”);

6.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services (the “Auditor Proposal”); and

7.	To review and discuss the Company’s consolidated financial statements for the year ended December 31, 2020.

The foregoing proposals will be described more fully in the proxy statement for the Meeting, once available, as described below.

The Board of Directors of the Company unanimously recommends a vote FOR all of the proposals presented at the Meeting, including the Merger Proposal.

Provided that a quorum is present, the adoption and approval of each of the proposals set forth in Items 1 – 6 above will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions; provided that:

•	with respect to Item 1 (the Merger Proposal), such majority vote excludes any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates; and

•	with respect to Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal), either (i) the shares voted in favor of such resolution include a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (as such terms are defined in the ICL) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolutions does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company does not have a controlling shareholder within the meaning of the ICL.

Item 7 will not involve a vote of the shareholders.

Itamar cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.

Shareholders of record at the close of business on October 17, 2021 are entitled to notice of and to vote at the Meeting.

If your shares are held via the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange Ltd., you should deliver (via registered mail or courier) your completed proxy to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary, together with a proof of ownership (‘Ishur Baalut’), as of the record date, issued by your broker, at least 48 hours prior to the time of the Meeting. Alternatively, you may vote Ordinary Shares electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders of the Company, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 37 of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Register of Shareholders of the Company.

In accordance with the ICL, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar no later than ten (10) days prior to the date of the Meeting and (ii) eligible shareholders, holding at least one percent (1%) of the outstanding Ordinary Shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven (7) days following the date hereof and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below.

The Company intends to furnish copies of the proxy statement for the Meeting, describing the various matters to be voted on at the Meeting, along with the proxy card and other documents to the SEC and the ISA on Form 6-K on or about October 18, 2021. Once available, such proxy statement, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, the Company’s website at www.itamar-medical.com, or by directing the request to the Company’s corporate secretary. If applicable, valid position statements and/or revised agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA.

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: October 12, 2021

ITAMAR MEDICAL LTD.

9 Halamish Street, Caesarea 3088900, Israel

________________________

PROXY STATEMENT
________________________

SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 16, 2021

GENERAL MEETING
TABLE OF CONTENTS

SUMMARY	1
Parties Involved in the Merger	2
Structure of the Merger	2
Merger Consideration	3
Treatment of Company Warrant and Equity Awards	3
The Special and 2021 Annual General Meeting	4
Interests of the Company’s Directors and Executive Officers in the Merger	6
Recommendation of the Board	7
Fairness Opinion of Piper Sandler & Co.	7
Merger Agreement	8
Financing of the Merger	9
Material U.S. Federal and Israeli Income Tax Consequences of the Merger	9
Voting and Support Agreements	9
Regulatory Approvals Required for the Merger and Other Regulatory Filings	10
No Appraisal Rights	10
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING	11
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	19
RISK FACTORS	20
SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS	22
Date, Time and Place	22
Purpose of the Special and 2021 Annual General Meeting	22
Recommendation of the Board	22
Record Date; Shares Entitled to Vote; Quorum	22
Vote Required; Abstentions	23
Security Ownership by Certain Beneficial Owners and Management	24
Voting of Proxies; Revocability of Proxies	24
Solicitation of Proxies	25
Adjournments or Postponements	25
Questions and Additional Information	25
PROPOSAL 1 APPROVAL OF THE MERGER PROPOSAL	26
Background	26

The Proposed Resolution	26
Required Vote	26
PROPOSAL 2 ADJOURNMENT OF THE MEETING	27
Background	27
The Proposed Resolution	27
Required Vote	27
PROPOSAL 3 ELECTION OF DIRECTORS	28
Background	28
The Proposed Resolutions	30
Required Vote	30
External Directors Continuing in Office	30
Executive Compensation	31
PROPOSAL 4 AMENDMENTS TO COMPENSATION POLICY	33
Background	33
Proposed Amendments to the Compensation Policy	33
The Proposed Resolutions	34
Required Vote	34
PROPOSAL 5 MODIFICATION OF SALARY OF PRESIDENT AND CHIEF EXECUTIVE OFFICER	36
Background	36
Proposed Increase of Base Salary	37
The Proposed Resolutions	37
Required Vote	37
PROPOSAL 6 REAPPOINTMENT OF INDEPENDENT AUDITOR	38
Background	38
The Proposed Resolutions	38
Required Vote	38
THE MERGER	39
Parties Involved in the Merger	39
Effect of the Merger	39
Effect on the Company if the Merger is Not Completed	39
Merger Consideration	40
Background of the Merger	40
Reasons for the Merger and Recommendation of the Board	47
Management Internal Financial Projections	50
Fairness Opinion of Piper Sandler & Co.	52
Interests of the Company’s Directors and Executive Officers in the Merger	62
Financing of the Merger	64
Closing and Effective Time	64
No Appraisal Time	65
Material U.S. Federal and Israeli Income Tax Consequences of the Merger	65
Regulatory Approvals Required for the Merger and Other Regulatory Filings	70
THE MERGER AGREEMENT	73

Explanatory Note Regarding the Merger Agreement	73
Effects of the Merger; Directors and Officers; Articles of Association	73
Closing and Effective Time	74
Merger Consideration	74
Treatment of Company Warrant and Equity Awards	74
Exchange and Payment Procedures	75
Representations and Warranties	76
Conduct of Business Pending the Merger	80
Competing Proposals	82
The Board’s Recommendation; Company Board Recommendation Change	84
Employee Benefits	85
Efforts to Close the Merger	87
Indemnification and Insurance	87
Other Covenants	88
Conditions to the Closing of the Merger	89
Termination of the Merger Agreement	90
Termination Fees	92
Other Material Provisions of the Merger Agreement	93
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS	94
FUTURE SHAREHOLDER PROPOSAL	98
WHERE YOU CAN FIND MORE INFORMATION	99
CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS	100
OTHER MATTERS	101
ANNEX A: MERGER AGREEMENT	A-1
ANNEX B: PIPER SANDLER OPINION	B-1
ANNEX C: FORM OF SUPPORT AGREEMENT	C-1
ANNEX D: AMENDMENTS TO COMPENSATION POLICY	D-1

SUMMARY

This summary highlights selected information from this Proxy Statement related to the merger of Zeus Merger Sub Ltd., a wholly owned subsidiary of ZOLL Medical Corporation, with and into Itamar Medical Ltd., which we refer to as the “Merger,” and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should carefully read this entire Proxy Statement, the annexes to this Proxy Statement and the documents that we refer to in this Proxy Statement. You may obtain the information incorporated by reference in this Proxy Statement without charge by following the instructions under the caption “Where You Can Find More Information.” The Merger Agreement (as defined below) is attached as Annex A to this Proxy Statement. We encourage you to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.

Except as otherwise specifically noted in this Proxy Statement, “Itamar,” the “Company,” “we,” “us” or “our” and similar words refer to Itamar Medical Ltd., including, in certain cases, the Company’s subsidiaries. Throughout this Proxy Statement, we refer to ZOLL Medical Corporation as “Parent,” Zeus Merger Sub Ltd. as “Merger Sub” and Asahi Kasei Corporation as “Guarantor.” In addition, throughout this Proxy Statement, we refer to the Agreement and Plan of Merger, dated September 13, 2021, by and among the Company, Parent, Merger Sub and, solely for the limited purposes set forth therein, Guarantor, as it may be amended from time to time, as the “Merger Agreement.”

Unless indicated otherwise by the context, all references in this Proxy Statement to:

•	“ADSs” means the Company’s American Depositary Shares, each representing 30 Ordinary Shares;

•	“Annual Report” means the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 29, 2021. The Annual Report is available on the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, and the Company’s website at www.itamar-medical.com;

•	“Board” means the Company’s Board of Directors;

•	“Companies Law” or “ICL” means the Israeli Companies Law, 5759-1999, as amended (together with the rules and regulations promulgated thereunder);

•	“Company Shares” means Ordinary Shares and ADSs;

•	“dollars”, “U.S. dollars” or “$” mean United States dollars;

•	“IFRS” means International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board or IASB;

•	“ISA” means the Israel Securities Authority;

•	“Israeli CPI” means the Israeli consumer price index published by the Israeli Central Bureau of Statistics;

•	“Merger Consideration” means the Per Share Merger Consideration (as defined below) or the Per ADS Merger Consideration (as defined below), as applicable;

•	“Nasdaq” means the Nasdaq Stock Market LLC;

•	“Notice of the Meeting” means the Notice of the Meeting published by the Company on October 12, 2021, a copy of which was furnished to the SEC on October 12, 2021. The Notice of the Meeting is available on the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, and the Company’s website at www.itamar-medical.com;

•	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

•	“Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.01 per share;

•	“SEC” means the U.S. Securities and Exchange Commission; and

•	“TASE” means the Tel Aviv Stock Exchange Ltd.

1

On October 6, 2021, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.245 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

Parties Involved in the Merger

Itamar Medical Ltd.

Itamar is a company organized under the laws of the State of Israel. We are a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. We commercialize a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. We offer a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs.

The Ordinary Shares are listed on the TASE, and the ADSs are listed on the Nasdaq, in each case, under the symbol “ITMR.”

Asahi Kasei Corporation

Guarantor is a corporation organized under the laws of Japan. Guarantor is a diversified chemical manufacturer with businesses in the health care, chemicals & fibers, homes and construction materials and electronics sectors. With more than 25,000 employees around the world, Guarantor serves customers in more than 100 countries. Within the health care field, Guarantor is active in pharmaceuticals (including agents for dysuria, osteoporosis, disseminated intravascular coagulation, and herpes), medical devices (including artificial kidneys and therapeutic apheresis devices), and bioprocess products (including virus removal filters and bioprocess equipment).

ZOLL Medical Corporation

Parent is a corporation organized under the laws of Massachusetts. Parent is a wholly owned subsidiary of Guarantor. Parent develops and markets medical devices and software solutions that help advance emergency care and save lives while increasing clinical and operational efficiencies. With products for defibrillation and cardiac monitoring, circulation enhancement and CPR feedback, supersaturated oxygen therapy, data management, ventilation, and therapeutic temperature management, Parent provides a comprehensive set of technologies that help clinicians, emergency medical services, fire professionals, and lay rescuers improve patient outcomes in critical cardiopulmonary conditions.

Zeus Merger Sub Ltd.

Merger Sub is a company organized under the laws of the State of Israel. Merger Sub is a wholly owned subsidiary of Parent that was formed on September 1, 2021, solely for the purpose of engaging in the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business activities other than in connection with its formation and the transactions contemplated by the Merger Agreement.

Structure of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the surviving company and as a wholly owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, the Company will cease to be a publicly traded company and you will no longer own any shares of, nor will you have any ownership interest in, the Surviving Company.

2

Merger Consideration

As a result of the Merger, all (i) outstanding Ordinary Shares immediately prior to the effective time of the Merger (the “Effective Time”) will be deemed to be transferred to Parent in exchange for the right to receive $1.0333333 in cash for each Ordinary Share (the “Per Share Merger Consideration”), without interest and subject to applicable withholding taxes and (ii) outstanding ADSs immediately prior to the Effective Time will be deemed to be cancelled in exchange for the right to receive $31.00 in cash for each ADS (the “Per ADS Merger Consideration”), without interest and subject to applicable withholding taxes and a cancellation fee of $0.05 per one (1) ADS (the “Cancellation Fee”).

After the Merger is completed, holders of outstanding Ordinary Shares and ADSs, immediately prior to the Effective Time, will have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable.

Treatment of Company Warrant and Equity Awards

Company Warrant

At the Effective Time, a warrant issued by the Company to Mizrahi Tefahot Bank Ltd., dated May 14, 2017, as amended, entitling the holder thereof to purchase Ordinary Shares in accordance with the terms and conditions of the applicable warrant agreement (the “Company Warrant”), assuming that it is outstanding and unexercised immediately prior to the Effective Time, shall be canceled and the holder thereof will be entitled to receive a cash payment equal to (i) the number of Ordinary Shares subject to such Company Warrant multiplied by (ii) (1) the Per Share Merger Consideration, minus (2) the exercise price of such Company Warrant, without interest and less any applicable withholding taxes.

Company Options and Restricted Share Units

At the Effective Time, (i) each option to purchase Company Shares (a “Company Option”) that is outstanding and unexercised, whether or not vested, will be cancelled and converted into the right to receive a cash amount equal to the product of the number of Company Shares subject to the Company Option, and the excess, if any, of the Merger Consideration over the per share exercise price of such Company Option (the “Option Consideration”), and (ii) each Company restricted share unit (a “Company RSU”) that is outstanding, whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of the number of Company RSUs determined based on performance or time, as applicable, and the excess, if any, of the Merger Consideration over the applicable per share exercise price for such Company RSU (the “RSU Payment”), in each case, less any applicable withholding taxes.

With respect to each Company Option and each Company RSU that is vested as of immediately prior to the Effective Time (including each Company Option and each Company RSU that is accelerated in connection with the consummation of the Merger), the Option Consideration and RSU Payment, less any applicable withholding taxes, will be paid after the Closing (as defined in the Merger Agreement).

With respect to each Company Option and each Company RSU that is unvested as of immediately prior to the Effective Time (an “Unvested Company Option” or “Unvested Company RSU”, respectively), payment of the Option Consideration or RSU Payment, less any applicable withholding taxes, is conditioned upon the holder’s continued employment or service to the Company or any of its subsidiaries (or any successor or affiliate thereof) through the applicable vesting date, the end of the applicable performance period, or such earlier date specified in the terms of the Company Option or Company RSU, in each case as applicable, other than as provided in the Merger Agreement.

For a more complete description of the treatment of Company warrant and equity awards, including the timing of payment of the consideration therefor in the case of vested and unvested equity awards, see the section of this Proxy Statement entitled “The Merger Agreement—Treatment of Company Warrant and Equity Awards.”

3

The Special and 2021 Annual General Meeting

Date, Time and Place

The Meeting will be held on November 16, 2021, at 1:00 PM (Israel time) (6:00 AM Eastern time), at the Company’s offices at 5 Tarshish Street, Caesarea 3079821, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC and the ISA prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual Meeting.

Record Date; Quorum; Voting Rights

You are entitled to notice of, and vote at, the Meeting if you own Ordinary Shares at the close of business on October 17, 2021 (the “Record Date”). You will have one (1) vote at the Meeting for each Ordinary Share that you owned at the close of business on the Record Date.

The quorum required at the Meeting consists of at least two (2) shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 33 and 1/3% of the total voting rights in the Company. If the Meeting is adjourned for lack of a quorum, it will be adjourned to the same day in the following week at the same time and place (i.e., it will be adjourned to November, 23, 2021, at 1:00 PM (Israel time) (6:00 AM Eastern time), unless another time or place is determined by the Board in a notice to our shareholders). If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two (2) shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.

Purpose

At the Meeting, the Company will ask shareholders to vote on the following proposals:

1.	To approve the acquisition of Itamar by Parent, including the approval of: (i) the Merger Agreement; (ii) the Merger; (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each Ordinary Share, including with respect to the Ordinary Shares underlying the ADSs, owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding Company RSU (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”);

2.	To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (the “Adjournment Proposal”);

3.	To elect Giora Yaron, Ilan Biran, Christopher M. Cleary, Scott P. Serota, Brad Fluegel and Marga Ortigas-Wedekind as directors of the Company (the “Director Proposal”);

4.	To approve amendments to the Company’s compensation policy governing the compensation of the Company’s office holders (the “Compensation Policy Proposal”);

5.	To approve a modification to the base compensation of the Company’s President and Chief Executive Officer (the “CEO Salary Proposal”); and

6.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor, and to authorize the Board to delegate to the Audit Committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services (the “Auditor Proposal”).

4

In addition to the above resolutions, the Company’s consolidated financial statements for the year ended December 31, 2020 will be reviewed and considered at the Meeting. This item will not involve a vote of the shareholders.

We do not currently expect there to be any other matters on the agenda at the Meeting; however, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Required Vote

Provided that a quorum is present, the adoption and approval of each of the proposals set forth in Items 1 – 6 above will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions; provided that:

•	with respect to Item 1 (the Merger Proposal), such majority vote excludes any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates; and

•	with respect to Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal), either (i) the shares voted in favor of such resolution include a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (as such terms are defined in the ICL) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolutions does not exceed two percent (2%) of the aggregate voting rights in the Company. As of the date hereof, the Company does not have a controlling shareholder within the meaning of the ICL.

If the Adjournment Proposal is approved and a quorum is present, the chairman of the Meeting may recess and/or adjourn the Meeting to a later time or date pursuant to the articles of association of the Company. It should be noted that under the terms of the Merger Agreement, the Meeting cannot be adjourned, postponed, delayed or cancelled without the prior written consent of Parent, other than under certain specified circumstances.

Itamar cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.

Share Ownership of the Company’s Directors and Executive Officers

As of October 6, 2021, the executive officers and directors of the Company beneficially owned (directly or via ADSs) an aggregate of 49,487,255 Ordinary Shares, or 9.7% of the outstanding Ordinary Shares. For beneficial ownership of Ordinary Shares by the Company’s directors and executive officers, including how beneficial ownership was calculated, see “Security Ownership by Certain Beneficial Owners and Management” beginning on page 94.

5

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Ordinary Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver (via registered mail or courier) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the Record Date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company, at least 48 hours prior to the time of the Meeting, a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a shareholder voted electronically via MAGNA, such shareholder may change or revoke its vote using the electronic voting system up to the time by which it may submit a vote using such system (i.e., up to six hours prior to the time fixed for Meeting).

Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, the Ordinary Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Ordinary Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

Under the terms of the Deposit Agreement (the “Deposit Agreement”) among the Company and The Bank of New York Mellon, as depositary (the “Depositary”), and the holders of the ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Ordinary Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may (but are not obligated) instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter. Holders of ADSs who wish to return voting instructions to the Depositary (or revoke or change such instructions if already provided) need to do so by communicating such voting instructions (or revocation or change thereto) to the Depositary in a timely manner and in accordance with the directions from the Depositary. For the sake of clarity, holders of ADSs will not be able to attend or vote directly at the Meeting.

Shareholder Proposals and Position Statements

In accordance with the Companies Law, (i) position statements with respect to any of the proposals at the Meeting must be delivered to Itamar no later than ten (10) days prior to the date of the Meeting; and (ii) eligible shareholders, holding at least one percent (1%) of our outstanding Ordinary Shares, may present proper proposals for inclusion in the Meeting by submitting their proposals to us within seven (7) days following the date of the Notice of the Meeting and, if we determine that a shareholder proposal is appropriate to be added to the agenda of the Meeting, we will publish a revised agenda in the manner set forth below. If applicable, valid position statements and/or revise agenda will be published by way of issuing a press release and/or filing a Form 6-K with the SEC and the ISA; however, the Record Date will not change.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that shareholders vote in favor of the Merger Proposal. These interests generally include, among others, the rights to accelerated vesting of equity awards, the indemnification and insurance, and certain bonus payment provisions contained in or permitted by the Merger Agreement, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

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Recommendation of the Board

The Board, after considering various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (ii) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions. The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; (3) “FOR” the Director Proposal; (4) “FOR” the Compensation Policy Proposal; (5) “FOR” the CEO Salary Proposal; and (6) “FOR” the Auditor Proposal.

Fairness Opinion of Piper Sandler & Co.

The Company engaged Piper Sandler & Co. (“Piper Sandler”) to provide financial advice in connection with the proposed Merger based on Piper Sandler’s qualifications, expertise, reputation and knowledge of the Company’s business and the industry in which the Company operates. At a meeting of the Board on September 9, 2021, Piper Sandler issued its oral opinion to the Board, later confirmed in a written opinion dated September 9, 2021, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Sandler considered relevant: (i) the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Ordinary Shares issued and outstanding prior to the Effective Time (other than Excluded Shares (as defined in the Merger Agreement)) and (ii) the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs issued and outstanding prior to the Effective Time (other than Excluded Shares), in each case, as of the date of the opinion. On September 12, 2021, Piper Sandler delivered a letter addressed to the Board, as of 8:00 am U.S. CT, confirming that no facts or circumstances had come to its attention since September 9, 2021 that would cause Piper Sandler to change its opinion or assumptions set forth in its written opinion dated September 9, 2021.

The full text of the written opinion of Piper Sandler, dated as of September 9, 2021, and of its confirmation letter, dated September 12, 2021, are attached to this Proxy Statement as Annex B and are incorporated into this Proxy Statement by reference. The written opinion sets forth, among things, the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Piper Sandler in rendering its opinion. You should read each of the opinion, and the confirmation letter, carefully in its entirety.

Piper Sandler’s opinion was provided to the Board and addressed solely the fairness, from a financial point of view, of the Per Share Merger Consideration and the Per ADS Merger Consideration, to holders of the Ordinary Shares and ADSs, respectively, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the Per Share Merger Consideration or the Per ADS Merger Consideration, or any other terms contemplated by the Merger Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by holders of Ordinary Shares or ADSs in the Merger or with respect to the fairness of any such compensation. Piper Sandler’s opinion was directed solely to the Board in connection with its consideration of the Merger Agreement and was not intended to be, and does not constitute, a recommendation to any holder of Ordinary Shares or ADSs as to how such holder should act with respect to the Merger or any other matter, and does not in any manner address the price at which the Ordinary Shares or ADSs may trade following announcement of the Merger or at any future time.

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For a description of the opinion, see “The Merger — Fairness Opinion of Piper Sandler & Co.,” which is qualified in its entirety by reference to the full text of Piper Sandler’s written opinion.

Merger Agreement

Conditions to the Closing of the Merger

The Closing (as defined in the Merger Agreement) is subject to certain conditions, including, among others, (a) approval of the Merger Agreement by the requisite majority of shareholders of the Company (the “Company Shareholder Approval”), (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) obtaining requisite regulatory approvals, including expiration of the applicable Hart-Scott-Rodino Antitrust Improvement Acts of 1976 (the “HSR Act”) waiting period, and waiver, clearance or affirmative approval of the ICA under the Israeli Competition Law (as defined below), (d) at least fifty (50) days shall have elapsed after the filing of a merger proposal with the Israeli Companies Registrar (the “Companies Registrar”) and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company, (e) the absence of certain pending governmental investigations, (f) subject to certain exceptions, the accuracy of representations and warranties with respect to the businesses of the Company and Parent and compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants contained in the Merger Agreement and (g) the absence of a material adverse effect on the Company’s business from the date of the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

For a more complete description of conditions to the Closing, see the section of this Proxy Statement entitled “The Merger Agreement—Conditions to the Closing of the Merger.”

Non-Solicitation; Competing Proposals; Change of Recommendation

Pursuant to the terms of the Merger Agreement, the Company is subject to customary restrictions on its ability to solicit Competing Proposals (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Competing Proposals”) from third parties and to provide information to, and enter into discussions or negotiations with, third parties regarding Competing Proposals.

However, prior to the approval of the Merger Agreement by the Company’s shareholders, the solicitation restrictions are subject to a customary “fiduciary-out” provision that allows the Company, in response to its receipt of an unsolicited bona fide Competing Proposal, which did not arise from the Company’s breach of its non-solicitation obligations under the Merger Agreement, to provide information to and participate in negotiations or discussions with third parties with respect to a Competing Proposal if the Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the Competing Proposal constitutes or would reasonably be likely to lead to a Superior Proposal (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Competing Proposals”) and the Company receives or has already received an acceptable confidentiality agreement.

In addition, at any time prior to the approval of the Merger Agreement by the Company’s shareholders, in response to its receipt of an unsolicited bona fide Competing Proposal, (i) the Board may change its recommendation that the Company’s shareholders approve the Merger Agreement or (ii) the Company may terminate the Merger Agreement to enter into a definitive written agreement providing for such Competing Proposal, if the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal and the failure to change its recommendation or to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board under applicable law. However, prior to taking these actions, the Company must provide Parent with written notice of such determination and a four (4) business day period for the purpose of engaging in discussions and negotiations with the Company, and is obligated to consider in good faith any proposals made by Parent, in order to amend the terms of the proposed transaction such that the Competing Proposal no longer constitutes a Superior Proposal.

Also, prior to the approval of the Merger by the Company’s shareholders, the Board may change its recommendation that the Company’s shareholders approve the Merger Agreement for a reason unrelated to a Competing Proposal if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that, in light of the occurrence of a Company Intervening Event (as defined in the section of this Proxy Statement entitled “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change”), the failure to take such action would be reasonably likely to be inconsistent with the Board’s fiduciary duties under applicable law, provided that the Company gives Parent written notice of such determination and a four (4) business day period for the purpose of engaging in discussions and negotiations with the Company so as to avoid such recommendation change.

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Parent may elect to terminate the Merger Agreement in the event of a change in the Board’s recommendation. The Company will be required to pay Parent a termination fee of $18,847,360 if the Merger Agreement is terminated under certain circumstances that are specified in the Merger Agreement, including in the event of a change in the Board’s recommendation. For more details, see the section of this Proxy Statement entitled “The Merger Agreement—Termination Fees.”

Financing of the Merger

The Company anticipates that the total amount of funds necessary to complete the Merger and the other Transactions will be approximately $539 million. Parent has access to sufficient cash to fund the acquisition, and has represented to the Company that it will have sufficient funds to pay all cash amounts required to be paid by Parent under the Merger Agreement on the closing date of the Merger (the “Closing Date”). This amount consists of funds needed to (i) pay the holders of Ordinary Shares and ADSs the amounts due under the Merger Agreement and (ii) make payments in respect of certain of the Company’s outstanding warrants and equity-based awards pursuant to the Merger Agreement.

For more information, see the section of this Proxy Statement entitled “The Merger—Financing of the Merger.”

Material U.S. Federal and Israeli Income Tax Consequences of the Merger

The receipt by a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger—Material U.S. Federal Income Tax Consequences”) of cash in exchange for Company Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in Company Shares that it exchanges therefor.

The receipt of cash in exchange for Company Shares in connection with the Merger is generally a taxable transaction for Israeli income tax purposes and requires the withholding of applicable Israeli tax at source. However, certain exemptions from Israeli tax withholding may be applicable to non-Israeli holders of Company Shares under certain provisions of the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “ITO”) and we intend to apply to the Israel Tax Authority to obtain a tax ruling in that regard.

For more information, see the section of this Proxy Statement entitled “The Merger—Material U.S. Federal and Israeli Income Tax Consequences of the Merger.” Holders of Company Shares should consult their own tax advisors concerning the tax consequences relating to the Merger in light of their particular circumstances.

Voting and Support Agreements

Simultaneously with the execution and delivery of the Merger Agreement, several directors and officers of the Company who are also shareholders of the Company as well as certain other shareholders (collectively, the “Supporting Shareholders”), who collectively beneficially own approximately 18.8% of the outstanding Company Shares on the date of the Merger Agreement, entered into a Voting and Support Agreement with Parent (the “Support Agreement”), pursuant to which the Supporting Shareholders agreed, among other things, to vote their respective beneficially owned capital stock of the Company (or in the case of the holders of the ADSs, instruct the Depositary on how to vote the Ordinary Shares represented by their ADSs) in favor of the approval of the Merger Agreement, the Merger and the other Transactions and against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement. The obligations of the Supporting Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

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The form of Support Agreement is attached as Annex C to this Proxy Statement.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

Under the Merger Agreement, the Merger cannot be completed until (i) the expiration or termination of the applicable waiting period under the HSR Act and (ii) the parties receive a waiver, clearance or affirmative approval of the Israeli Competition Authority under the Israeli Economic Competition Law-1988 (the “Israeli Competition Law”).

For further details regarding the regulatory approvals required for the Merger, please refer to the section of this Proxy Statement entitled “The Merger—Regulatory Approvals Required for the Merger and Other Regulatory Filings.”

No Appraisal Rights

Under Israeli law, the Company’s shareholders are not entitled to statutory appraisal rights in connection with the Merger.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE MEETING

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Meeting, the Merger Proposal and the other matters on the agenda for the Meeting that you, as a shareholder of Itamar (or holder of ADSs), may have and the answers to those questions. These questions and answers may not address all the questions that may be important to you as a shareholder (or holder of ADSs) of Itamar. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 99.

Q: Why am I receiving this Proxy Statement?

A: On September 13, 2021, the Company entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with ZOLL Medical Corporation, a Massachusetts corporation (which we refer to as Parent) and a subsidiary of Asahi Kasei Corporation, a Japanese corporation (which we refer to as Guarantor), Zeus Merger Sub Ltd., an Israeli company and wholly owned subsidiary of Parent (which we refer to as Merger Sub) and, solely for the limited purposes set forth therein, Guarantor. We are holding the Meeting as a special meeting in order to obtain shareholder approval of (1) the Merger Proposal (i.e., approving the Merger Agreement, the transactions contemplated thereunder, including the Merger and the Merger Consideration); and (2) the Adjournment Proposal (i.e., the adjournment of the Meeting to a later date if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal). In addition, since we have not held our annual meeting of shareholders for 2021 as of yet, we are holding the Meeting also as an annual meeting in order to vote upon certain other items, including the Director Proposal, the Compensation Policy Proposal, and the CEO Salary Proposal.

We cannot complete the Merger unless our shareholders approve the Merger Proposal. However, the completion of the Merger is not contingent on the shareholder approval of the other proposals.

You are receiving this Proxy Statement because you owned Ordinary Shares or ADSs, which we collectively refer to as Company Shares, on October 17, 2021, the Record Date, and that entitles you to vote at the Meeting (or if you are an ADS holder, to instruct the Depositary how to vote the Ordinary Shares underlying your ADSs at the Meeting). By use of a proxy, you can vote on the proposals to be acted on at the Meeting whether or not you attend the Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q: What am I being asked to vote on?

A: You are being asked to vote on a resolution for the approval of the acquisition of Itamar by Parent, including the approval of: (i) the Merger Agreement; (ii) the Merger; (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each Ordinary Share, including with respect to the Ordinary Shares underlying the ADSs, owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding RSU (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (we refer to the foregoing collectively as the Merger Proposal).

In addition, you are being asked to vote on the following proposals:

•	the Adjournment Proposal;

•	the Director Proposal;

•	the Compensation Policy Proposal;

•	the CEO Salary Proposal; and

•	the Auditor Proposal.

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Each of the foregoing items is further described in this Proxy Statement.

Q:     When and where is the Meeting?

A:     The Meeting will take place on November 16, 2021, at 1:00 PM (Israel time) (6:00 AM Eastern time), at Company’s offices at 5 Tarshish Street, Caesarea 3079821, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC and ISA prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual Meeting.

Q:     Who is entitled to vote at the Meeting?

A:     Shareholders as of the Record Date of October 17, 2021 are entitled to notice of the Meeting and to vote at the Meeting.

Q:     What shares can I vote at the Meeting?

A:     You may vote all of the Company Shares you owned as of the Record Date (if you are an ADS holder, you may vote all ADSs you own as of the Record Date by instructing the Depositary how to vote the Ordinary Shares underlying such ADSs), including Company Shares held directly in your name as the shareholder of record and all Company Shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank. See the answers to the questions below entitled “How may I vote?” and “If my broker holds my Company Shares in “street name,” will my broker vote my shares for me?” for further instructions on how to vote your Ordinary Shares or ADSs in the Meeting.

Q:     What is an “American Depositary Share” or “ADS”?

A:     An American Depositary Share, or ADS, is a security that allows persons in the United States to more easily hold and trade interests in companies incorporated or organized in a non-U.S. country. In the case of Itamar, each ADS represents thirty (30) Ordinary Shares. The Deposit Agreement sets out the rights of ADS holders as well as the rights and obligations of the Depositary, including with respect to voting at the Company’s shareholders meetings.

Q:     May I attend the Meeting and vote in person?

A:     Yes. All holders of Ordinary Shares as of the Record Date may attend the Meeting and vote in person.

Ordinary Shares. Even if you plan to attend the Meeting in person, to ensure that the Ordinary Shares will be represented at the Meeting, we encourage you to sign, date and return the enclosed proxy card in the accompanying prepaid reply envelope.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Ordinary Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver (via registered mail or courier) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the Record Date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

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ADSs. Under the terms of the Deposit Agreement, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Ordinary Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may (but are not obligated) instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter. Holders of ADSs who wish to return voting instructions to the Depositary (or revoke or change such instructions if already provided) need to do so by communicating such voting instructions (or revocation or change thereto) to the Depositary in a timely manner and in accordance with the directions from the Depositary. For the sake of clarity, holders of ADSs will not be able to attend or vote directly at the Meeting.

Q:     What is the proposed Merger and what effects will it have on the Company?

A:     The proposed Merger will result in the acquisition of the Company by Parent. If the Merger Proposal is approved by the shareholders and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent, and the Company Shares will no longer be publicly traded (the Ordinary Shares will be delisted from the TASE and the ADSs will be delisted from Nasdaq). In addition, the Company Shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Israeli Securities Law, 1968, as amended (the “Israeli Securities Law”) and the Company will no longer file periodic reports with the SEC or ISA.

Q:     What will I receive if the Merger is completed?

A:     Upon completion of the Merger, you will be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, for each Company Share that you own in cash, without interest and less any applicable withholding taxes (and, with respect to ADSs, less the Cancellation Fees). For example, if you own 100 Ordinary Shares and 100 ADSs, you will receive $3,203.33333 in cash in exchange for the Company Shares, without interest and less any applicable withholding taxes and the Cancellation Fees.

Q:     How does the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, compare to the unaffected market price of the Company Shares?

A:     The Per Share Merger Consideration of $1.0333333 per each Ordinary Share constitutes a premium of approximately 53.28% to the closing price of the Ordinary Shares on September 12, 2021 (using the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel on September 10, 2021), the last trading day on the TASE prior to the announcement that the Company entered into the Merger Agreement. The Per ADS Merger Consideration of $31.00 per each ADS constitutes a premium of approximately 50.2% to the closing price of the Company Shares on September 10, 2021, the last trading day on the Nasdaq prior to the announcement that the Company entered into the Merger Agreement. On October 13, 2021, the closing price of the ADS and Ordinary Shares, respectively, on Nasdaq and TASE was $30.41 and NIS 3.267, respectively.

Q:     Will the Merger Consideration payable to me be subject to Israeli tax withholding?

A:     According to Israeli law, unless it is provided with an exemption certificate issued by the Israel Tax Authority, Parent is required to withhold Israeli taxes from the Merger Consideration even if you are not subject to Israeli capital gains tax. We intend to submit an application to the Israel Tax Authority in order to clarify the withholding mechanism. As part of the application, we intend to request that non-Israeli residents who purchased their Ordinary Shares or ADSs on or after March 13, 2007 (the date on which Itamar listed its shares on the TASE) and hold less than 5% of the outstanding Ordinary Shares will be exempt from withholding to the extent that such shareholders will provide the exchange agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our application will be accepted.

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Q:     Will the Merger Consideration paid to U.S. Holders of the Company Shares be subject to U.S. federal income tax?

A:     The receipt of Merger Consideration by the U.S. Holders of the Company Shares will be a taxable event for U.S. federal income tax purposes. For more details, see “The Merger—Material U.S. Federal and Israeli Income Tax Consequences.”

Q:     What do I need to do now?

A:     We encourage you to read this Proxy Statement, the annexes to this Proxy Statement and the documents that we refer to in this Proxy Statement carefully and consider how the Merger and the other proposals included herein affect you. Then sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope, so that the Ordinary Shares can be voted at the Meeting. If you hold Ordinary Shares in “street name,” please refer to the voting instruction forms provided by your bank, broker or other nominee to vote the Ordinary Shares. If you hold ADSs, please refer to the voting instruction forms provided by the Depositary to vote the Ordinary Shares represented by the ADSs.

Q:     Should I send in my share or ADS certificates now?

A:     No. After the Merger is completed, if your Ordinary Shares or ADSs are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” Ordinary Shares or ADSs in exchange for the Merger Consideration. If your Ordinary Shares are traded through the TASE, you will receive the Merger Consideration through the bank or financial institution through which you hold your Ordinary Shares. If you hold certificated shares, you will receive a letter of transmittal containing instructions for how to send your share certificates to the exchange agent in order to receive the Merger Consideration for the Ordinary Shares represented by your share certificates. Please do not send your Ordinary Share or ADS certificates with your proxy card.

Q:     What happens if I sell or otherwise transfer my Company Shares after the Record Date but before the Meeting?

A:     The Record Date for the Meeting is earlier than the date of the Meeting and the date the Merger is expected to be completed.

If you sell or transfer the Company Shares after the Record Date but before the Meeting, you will transfer the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, if the Merger is completed, to the person to whom you sell or transfer the Company Shares, but, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you sell or otherwise transfer the Company Shares and each of you timely notifies the Company in writing of such special arrangements, you will retain your right to vote those shares at the Meeting. Even if you sell or otherwise transfer the Company Shares after the Record Date, if you hold Ordinary Shares, we encourage you to sign, date and return the enclosed proxy card in the accompanying reply envelope or grant your proxy electronically as described under question entitled “How may I vote?” below, or, if you hold ADSs, to return voting instructions to the Depositary.

Q:     How does the Board recommend that I vote?

A:     The Board, after considering the various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereunder, including the Merger, are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (2) approved the Merger, the execution of the Merger Agreement and the consummation of the transactions contemplated thereunder.

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; (3) “FOR” the Director Proposal; (4) “FOR” the Compensation Policy Proposal; (5) “FOR” the CEO Salary Proposal; and (6) “FOR” the Auditor Proposal.

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Q:     What happens if the Merger is not completed?

A:     If the Merger Proposal is not approved by shareholders or if the Merger is not completed for any other reason, shareholders will not receive any payment for their Company Shares. Instead, the Company will remain an independent public company, the Ordinary Shares will continue to be listed and traded on TASE, the ADSs will continue to be listed and traded on Nasdaq, the Company Shares will continue to be registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC and the ISA.

The Company will be required to pay Parent a termination fee of $18,847,360 if the Merger Agreement is terminated under certain circumstances that are specified in the Merger Agreement. For more details see the section of this Proxy Statement entitled “The Merger Agreement—Termination Fees.”

Q:     Are there risks I should consider in deciding how to vote on the Merger?

A:     Yes. You should read carefully this Proxy Statement in its entirety, including the factors discussed in the section of this Proxy Statement entitled “Risk Factors” beginning on page 20.

Q:     What vote is required to approve the Merger Agreement?

A:     Provided that a quorum is present, the approval of the Merger Proposal will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates (each, a “Parent Affiliate”).

While it is unlikely that any of the Company’s public shareholders is a Parent Affiliate, in order for your vote to be counted towards or against the required majority for the approval of the Merger Proposal, you must indicate in the appropriate place on the enclosed proxy card whether or not you are a Parent Affiliate. If you do not mark a box, your vote in respect of the Merger Proposal will not be counted. If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary, at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your Ordinary Shares and indicate whether or not you are a Parent Affiliate or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a Parent Affiliate on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

Q:     What vote is required to approve each of the remaining proposals? What if I have a personal interest in any proposal?

A:     The approval of each of the remaining proposals requires the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions; provided that with respect to Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal), either (i) the shares voted in favor of such resolution include a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (as such terms are defined in the ICL) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolutions does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, (i) all of our directors and officers are deemed to have a personal interest in Item 4 (the Compensation Policy Proposal) and (ii) Mr. Glick is deemed to have a personal interest in Item 5 (the CEO Salary Proposal).

The Companies Law requires that each shareholder voting on Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal) indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

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While it is unlikely that any of the Company’s public shareholders has a personal interest in Item 4 (the Compensation Policy Proposal) or Item 5 (the CEO Salary Proposal), in order for your vote to be counted towards or against the required majority for the approval thereof, you must indicate in the appropriate place on the enclosed proxy card whether or not you are a controlling shareholder or have a personal interest in Item 4 or 5. If you do not mark this box, your vote will not be counted in respect of Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal). If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your Ordinary Shares and indicate whether or not you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest in Item 4 (the Compensation Policy Proposal) or Item 5 (the CEO Salary Proposal) on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

Q:     How many shares must be present or represented to conduct business at the Meeting (that is, what constitutes a quorum)?

A:     The presence at the Meeting, in person or represented by proxy, of at least two (2) shareholders holding at least 33 1/3% of the voting rights in the Company as of the Record Date will constitute a quorum for the Meeting.

Q:     What happens if a quorum is not present?

A:     If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned for one (1) week, to November 23, 2021, at the same hour and place, without any notification to shareholders, unless another time or place is determined by the Board in a notice to our shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any two (2) shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of the outstanding share capital of the Company, shall constitute a quorum.

Under the terms of the Merger Agreement, the Meeting cannot be adjourned, postponed, delayed or cancelled without the prior written consent of Parent, other than in the event (a) of failure to constitute a quorum at the Meeting, (b) that the Company has not received proxies representing a sufficient number of Company Shares to obtain the required approval of the Merger Proposal, (c) that such adjournment is required by applicable law or at the request of the SEC, ISA, Nasdaq or TASE or (d) that, in the good-faith judgement of the Board (after consultation with its outside legal advisors), the failure to adjourn would be reasonably likely to not allow sufficient time under applicable law for distribution or dissemination of any required supplement or amendment to this Proxy Statement.

Q:     Am I entitled to appraisal rights in connection with the Merger?

A:     No. Under Israeli law, the Company’s shareholders are not entitled to statutory appraisal rights in connection with the Merger.

Q:     Do any of the Company’s directors or officers have interests in the Merger that may differ from those of the Company’s shareholders generally?

A:     Yes. In considering the recommendation of the Board with respect to the Merger Proposal, you should be aware that our directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a shareholder. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that shareholders vote in favor of the Merger Proposal. These interests generally include, among others, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain bonus payment provisions contained in or permitted by the Merger Agreement, as described in more detail under the caption “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger.”

Our directors and executive officers have informed us that they currently intend to vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; (3) “FOR” the Director Proposal; (4) “FOR” the Compensation Policy Proposal; (5) “FOR” the CEO Salary Proposal; and (6) “FOR” the Auditor Proposal.

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Q:     How may I vote?

A:     You can vote either in person at the Meeting (or via the virtual meeting website if the Meeting is held virtually) or by authorizing another person as your proxy, whether or not you attend the Meeting.

Ordinary Share Holders. A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Ordinary Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver (via registered mail or courier) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the Record Date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

ADS Holders. Under the terms of the Deposit Agreement, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Ordinary Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may (but are not obligated) instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter. Holders of ADSs who wish to return voting instructions to the Depositary (or revoke or change such instructions if already provided) need to do so by communicating such voting instructions (or revocation or change thereto) to the Depositary in a timely manner and in accordance with the directions from the Depositary. For the sake of clarity, holders of ADSs will not be able to attend or vote directly at the Meeting.

Holders through Banks, Brokers or other Nominees. If you hold your Ordinary Shares or ADSs in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee.

Q:     If my broker holds my Company Shares in “street name,” will my broker vote my shares for me?

A:     No. Your bank, broker or other nominee is permitted to vote the Company Shares on any proposal currently scheduled to be considered at the Meeting only if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee to vote the Company Shares. Without instructions, the Company Shares will not be voted on such proposals. However, under the terms of the Deposit Agreement, if no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Ordinary Shares, except that, if a holder of our ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may (but are not obligated) instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of our shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter.

Q:     Who will pay the costs of soliciting votes for the Meeting?

A:     We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing the proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of the proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We also reserve the right to engage a proxy solicitor.

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Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. You may change your vote or revoke your proxy at any time prior to the vote at the Meeting. If you are a shareholder of record, you may change your vote or revoke your proxy by filing with the Company, at least forty-eight (48) hours prior to the time of the Meeting, a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. If a shareholder voted electronically via MAGNA, such shareholder may change or revoke its vote using the electronic voting system up to the time by which it may submit a vote using such system (i.e., up to six (6) hours prior to the time fixed for Meeting). Holders of ADSs who wish to change or revoke their voting instructions need to do so by communicating such revocation or change to the Depositary in a timely manner and in accordance with the directions from the Depositary.

Q:     What should I do if I have questions about the Meeting, the Merger or this document?

A:     If you have any questions about the Meeting, the Merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Attention: General Counsel and Company Secretary

Phone: +972-4-617700

Email: FNoa@itamar-medical.com

If your bank, broker or other nominee holds your Ordinary Shares or ADSs, you may also call your bank, broker or other nominee for additional information.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable securities laws. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Company Shareholder Approval;

•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;

•	the Merger may involve unexpected costs, liabilities or delays;

•	the Company’s business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the outcome of any legal proceedings related to the Merger;

•	the Company may be adversely affected by other economic, business, and/or competitive factors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to recognize benefits of the proposed Merger; and

•	other risks to consummation of the proposed Merger, including the risk that the proposed Merger will not be consummated within the expected time period or at all, and the other risks appearing in the section of this Proxy Statement entitled “Risk Factors” below.

Factors that may affect the future events, results, performance, circumstances or achievements of the Company also include, but are not limited to, the risks and factors disclosed in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Introduction” and “Operating and Financial Review and Prospects” in the Annual Report.

These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere, except as required by applicable law.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent the Company’s views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by applicable law.

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RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 19, you should consider carefully the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under “Risk Factors,” in the Annual Report, as well as the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC or the ISA, and which are incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions, including those described in the section of this Proxy Statement entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 89, including, among others, that:

•	the Company’s shareholders have approved the Merger Agreement;

•	the authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities specified in the Merger Agreement have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted;

•	at least fifty (50) days have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days have elapsed after the approval of the Merger by the Company shareholders has been obtained;

•	no governmental entity of competent jurisdiction has issued any Adverse Law or Order (i.e., (i) any law shall have been enacted or promulgated which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any order preventing the consummation of the Merger) restraining, enjoining or otherwise prohibiting the consummation of the Merger that remains in effect; and

•	there shall not be any pending governmental investigations as specified in the Merger Agreement.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 90. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be materially adversely affected.

 We also could be subject to litigation related to any failure to complete the Merger. If the Merger is not completed, these risks may materialize and may materially adversely affect the price of the Company Shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger.

Some of the members of management and of the Board may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section of this Proxy Statement entitled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” beginning on page 62. These interests could cause members of the Board or our management to have, or perceived to have, a conflict of interest in approving the Merger Proposal.

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The fact that there is a Merger pending could harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from our business may detract from our ability to operate efficiently, capitalize on new opportunities and commence new initiatives;

•	we have and will continue to incur expenses related to the Merger prior to the Closing;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•	we could be subject to costly litigation associated with the Merger; and

•	our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. If the Company terminates the Merger Agreement prior to the receipt of the approval of the Merger by the Company’s shareholders and the Company enters into an alternative transaction agreement with respect to an alternative acquisition proposal, the Company is required to pay to Parent a termination fee of $18,847,360 in cash. This could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by the Outside Date, either we or Parent may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Closing of the Merger” beginning on page 89 and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Merger, and the expiration or termination of the waiting period under the HSR Act. If the Merger has not been completed by the Outside Date, either the Company or Parent may terminate the Merger Agreement, except that the right to terminate the Merger Agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the Merger Agreement materially contributed to or caused the failure of the Merger to occur on or before such date and such action or failure constitutes a breach of the Merger Agreement. For more information about the Outside Date, please see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Shareholders could file lawsuits in the future challenging the Merger, which may delay or prevent the Closing, incur substantial defense or settlement costs, or otherwise adversely affect the Company.

As of the date of this Proxy Statement, there are no pending lawsuits challenging the Merger. However, potential plaintiffs may file lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing of the Merger is the absence of any provision of applicable law or grant by any governmental entity that has the effect of restraining, enjoining, prohibiting or otherwise making illegal the consummation of the Merger or any of the other Transactions. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s business, financial condition, results of operations and cash flows.

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SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date, Time and Place

The Company will hold the Meeting on November 16, 2021 at 1:00 PM (Israel time) (6:00 AM Eastern time), at the Company’s offices at 5 Tarshish Street, Caesarea 3079821, Israel. However, in light of the outbreak of the coronavirus (COVID-19) pandemic, the Company reserves the option to convert the Meeting from a physical meeting to a virtual meeting at a later date. In such event, the Company will issue a press release and/or furnish a Form 6-K or other document to the SEC and ISA prior to the date of the Meeting outlining the manner in which shareholders may attend the virtual Meeting.

Purpose of the Special and 2021 Annual General Meeting

At the Meeting, the Company will ask shareholders to vote on:

(1) the Merger Proposal;

(2) the Adjournment Proposal;

(3) the Director Proposal;

(4) the Compensation Policy Proposal;

(5) the CEO Salary Proposal; and

(6) the Auditor Proposal.

In addition to the above resolutions, at the Meeting the Company will present and discuss the Company’s consolidated financial statements for the year ended December 31, 2020.

Recommendation of the Board

The Board, after considering various factors described under the caption “The Merger—Reasons for the Merger and Recommendation of the Board,” has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (ii) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions.

The Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; (2) “FOR” the Adjournment Proposal; (3) “FOR” the Director Proposal; (4) “FOR” the Compensation Policy Proposal; (5) “FOR” the CEO Salary Proposal; and (6) “FOR” the Auditor Proposal.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record as of the Record Date are entitled to notice of the Meeting and to vote at the Meeting.

As of October 6, 2021, there were 492,628,273 Ordinary Shares outstanding.

The presence at the Meeting, in person or represented by proxy or by voting instruction form, of at least two (2) shareholders holding at least 33 1/3% of the total voting rights in the Company as of the Record Date will constitute a quorum for the transaction of business at the Meeting.

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If at an adjourned Meeting (if any) a quorum is not present within half an hour from the time appointed for holding the adjourned Meeting, any two (2) shareholders present in person or by proxy who hold or represent, in the aggregate, at least 10% of Ordinary Shares issued and outstanding as of the Record Date, shall constitute a quorum.

Vote Required; Abstentions

The Merger Proposal

Provided that a quorum is present, the approval of the Merger Proposal will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and any Ordinary Shares that are held by Merger Sub, Parent or any other Parent Affiliate.

The Companies Law requires that each shareholder voting on Item 1 (the Merger Proposal) indicate whether or not the shareholder is a Parent Affiliate. While it is unlikely that any of the Company’s public shareholders is a Parent Affiliate, the enclosed proxy card includes a box you must mark to confirm whether or not you are a Parent Affiliate. If you do not mark a box, your vote in respect of Item 1 (the Merger Proposal) will not be counted. If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your Ordinary Shares and indicate whether or not you are a Parent Affiliate or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a Parent Affiliate on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Other Proposals on the Agenda of the Meeting

The approval of each of the remaining proposals on the agenda of the Meeting, i.e., Items 2-6, requires the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions; provided that with respect to Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal), either (i) the shares voted in favor of such resolution include a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in such matter (as such terms are defined in the ICL) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolutions do not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (i.e., a shareholder’s spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant, and the spouse of each of the foregoing persons) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of the Company Shares.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, (i) all of our directors and officers are deemed to have a personal interest in Item 4 (the Compensation Policy Proposal) and (ii) Mr. Glick is deemed to have a personal interest in Item 5 (the CEO Salary Proposal).

The Companies Law requires that each shareholder voting on Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal) indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution. While it is unlikely that any of the Company’s public shareholders has a personal interest in Item 4 (the Compensation Policy Proposal) or Item 5 (the CEO Salary Proposal), the enclosed proxy card includes a box you must mark to confirm whether or not you are a controlling shareholder or have a personal interest in Item 4 or 5. If you do not mark a box, your vote will not be counted in respect of Item 4 (the Compensation Policy Proposal) and Item 5 (the CEO Salary Proposal). If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your Ordinary Shares and indicate whether or not you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest in Proposal 4 (the Compensation Policy Proposal) or Proposal 5 (the CEO Salary Proposal) on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

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The Merger Proposal is Not Contingent on the Approval of the Other Proposals

Itamar cannot complete the Merger unless its shareholders approve the Merger Proposal (Proposal 1). However, the completion of the Merger is not contingent on the approval of Proposals 2, 3, 4, 5 or 6.

Security Ownership by Certain Beneficial Owners and Management

As of October 6, 2021, the executive officers and directors of the Company beneficially owned (directly or via ADSs) an aggregate of 49,487,255 Ordinary Shares, or 9.7% of the outstanding Ordinary Shares. For beneficial ownership of Ordinary Shares by the Company’s directors and executive officers, including how beneficial ownership was calculated, see “Security Ownership by Certain Beneficial Owners and Management” beginning on page 94.

Voting of Proxies; Revocability of Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. If a shareholder’s Ordinary Shares are held via the Company’s Israeli registrar for trading on the TASE, he or she should deliver (via registered mail or courier) his or her completed proxy (or voting instruction card) to the offices of the Company at 9 Halamish Street, Caesarea 3088900, Israel, Attention: General Counsel and Company Secretary together with a proof of ownership (‘Ishur Baalut’), as of the Record Date, issued by his or her broker, at least 48 hours prior to the time of the Meeting. Alternatively, such a shareholder may vote electronically via MAGNA, the electronic voting system of the ISA, up to six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from your broker.

Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company, at least forty-eight (48) hours prior to the time of the Meeting, a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. However, if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy will not be revoked. If a shareholder voted electronically via MAGNA, such shareholder may change or revoke its vote using the electronic voting system up to the time by which it may submit a vote using such system (i.e., up to six hours prior to the time fixed for Meeting).

Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Meeting, the Ordinary Shares represented by the proxy will be voted in favor of all the matters to be presented to the Meeting, as described above. If a shareholder on the form of proxy makes a specification, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Meeting, abstentions of a holder of Ordinary Shares will be treated as neither a vote “for” or “against” the matter, although they will be counted in determining if a quorum is present.

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Under the terms of the Deposit Agreement, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the Articles of Association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Company Shares, except that, if a holder of the ADSs does not provide the Depositary with voting instructions for an agenda item in the Meeting in a timely manner, we may (but are not obligated) instruct the Depositary, if we reasonably do not know of any substantial opposition to such agenda item and the matter is not materially adverse to the interests of the Company’s shareholders, to treat the holder as giving a discretionary proxy to a person designated by us as to that matter. Holders of ADSs who wish to return voting instructions to the Depositary (or revoke or change such instructions if already provided) need to do so by communicating such voting instructions (or revocation or change thereto) to the Depositary in a timely manner and in accordance with the directions from the Depositary. For the sake of clarity, holders of ADSs will not be able to attend or vote directly at the Meeting.

Solicitation of Proxies

The expense of soliciting proxies will be borne by the Company. In addition, the Company may reimburse banks, brokers and other nominees representing beneficial owners of Company Shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by the Company’s directors, officers and employees, personally or by telephone, email, fax, over the Internet or other means of communication. The Company also reserves the right to engage a proxy solicitor. No additional compensation will be paid for such services.

Adjournments or Postponements

If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting will stand adjourned for one (1) week, to November 23, 2021, at the same hour and place, without any notification to shareholders, unless another time or place is determined by the Board in a notice to our shareholders. At the adjourned Meeting, we may transact any items of business that might have been transacted at the Meeting.

Under the terms of the Merger Agreement, the Meeting cannot be adjourned, postponed, delayed or cancelled without the prior written consent of Parent, other than in the event (a) of failure to constitute a quorum at the Meeting, (b) that the Company has not received proxies representing a sufficient number of Company Shares to obtain the required approval of the Merger Proposal, (c) that such adjournment is required by applicable law or at the request of the SEC, ISA, Nasdaq or TASE or (d) that, in the good-faith judgement of the Board (after consultation with its outside legal advisors), the failure to adjourn would be reasonably likely to not allow sufficient time under applicable law for distribution or dissemination of any required supplement or amendment to this Proxy Statement.

Questions and Additional Information

If you have any questions concerning the Merger, the Meeting or the accompanying Proxy Statement, would like additional copies of the accompanying Proxy Statement or need help voting the Company Shares, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com.

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PROPOSAL 1
APPROVAL OF THE MERGER PROPOSAL

(Item 1 on the Proxy Card)

Background

We are asking you to approve the acquisition of the Company by Parent, including the approval of: (i) the Merger Agreement; (ii) the Merger; (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each Ordinary Share, including with respect to the Ordinary Shares underlying the ADSs, owned as of immediately prior to the Effective Time; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding RSU (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement.

For a summary of and detailed information regarding this proposal, see the information about the Merger Proposal, the Merger Agreement and the Merger throughout this Proxy Statement, including the information set forth in the sections entitled “The Merger” beginning on page 39 of this Proxy Statement and “The Merger Agreement” beginning on page 73 of this Proxy Statement. A copy of the Merger Agreement is attached to this Proxy Statement as Annex A. You are urged to read the Merger Agreement carefully in its entirety.

The Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the acquisition of Itamar by ZOLL Medical Corporation (“Parent”), including the approval of: (i) the Agreement and Plan of Merger, dated September 13, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Zeus Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”) and, solely for the limited purposes set forth therein, Asahi Kasei Corporation (“Guarantor”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the “Merger”); (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each ordinary share, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), including with respect to the Ordinary Shares underlying the Company’s American Depositary Shares, each representing thirty (30) Ordinary Shares (“ADSs”), owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding restricted share unit (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement.”

Required Vote

The approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and any Ordinary Shares that are held by Merger Sub, Parent or any other Parent Affiliate.

The Companies Law requires that each shareholder voting on this matter indicate whether or not the shareholder is a Parent Affiliate. While it is unlikely that any of the Company’s public shareholders is a Parent Affiliate, the enclosed proxy card includes a box you must mark to confirm whether or not you are a Parent Affiliate. If you do not mark a box in respect of Item 1 (the Merger Proposal), your vote will not be counted towards or against either the ordinary majority or the special tally required for approval of the Merger Proposal. If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your Ordinary Shares and indicate whether or not you are a Parent Affiliate or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact us on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a Parent Affiliate on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board unanimously recommends that you vote “FOR” this proposal.

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PROPOSAL 2
ADJOURNMENT OF THE MEETING

(Item 2 on the Proxy Card)

Background

We are asking you to approve a proposal to adjourn the Meeting to a later date or dates if necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting (to which we also refer as the Adjournment Proposal). If shareholders approve the Adjournment Proposal, we could decide to adjourn the Meeting and any adjourned session of the Meeting and use the additional time to solicit additional proxies, including proxies from shareholders that have previously returned properly executed proxies voting against approval of the Merger Proposal. Among other things, approval of the Adjournment Proposal could mean that, even if we had received proxies representing a sufficient number of votes against approval of the Merger Proposal such that the Merger Proposal would be defeated and a quorum is present, we could adjourn the Meeting without a vote on the approval of the Merger Proposal and seek to convince the holders of those shares to change their votes to votes in favor of approval of the Merger Proposal. If the Adjournment Proposal is approved and a quorum is present, the chairman of the Meeting may recess and/or adjourn the Meeting to a later time or date pursuant to the articles of association or the Company.

Notwithstanding the foregoing, under the Merger Agreement, the Company may not adjourn, postpone or delay the Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Meeting to constitute a quorum; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company’s shareholder approval; (iii) such adjournment, postponement or delay is required by applicable law or a request from the SEC, the ISA, Nasdaq or the TASE; or (iv) in the good-faith judgment of the Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Meeting would be reasonably likely to not allow sufficient time under applicable laws for the distribution or dissemination of any required or appropriate supplement or amendment to the Proxy Statement.

The Proposed Resolution

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve to adjourn the Meeting to a later date or dates if the Board of Directors of the Company deems necessary or appropriate, including to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting, as detailed in Item 2 of the Company’s Proxy Statement for the Special and 2021 Annual General Meeting.”

Required Vote

The approval of this matter will require the affirmative vote of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions.

The Board unanimously recommends that you vote “FOR” this proposal.

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PROPOSAL 3
ELECTION OF DIRECTORS

(Item 3 on the Proxy Card)

Background

Our directors, other than the external directors (see below), are elected at each annual meeting of shareholders. We are presenting six nominees for election as directors at the Meeting, all such nominees being current members of the Board. If elected, each of the nominees will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of the Company’s Articles of Association or applicable law.

Subject to the election of the proposed nominees in this Proposal 3, the size of the Board will be eight (8) directors (including the two (2) external directors).

Consistent with Nasdaq Marketplace Rules, or the Nasdaq rules, these nominees were approved by a majority of the independent directors, within the meaning of applicable Nasdaq rules. The Board has determined that each of the nominees is independent within the meaning of applicable Nasdaq rules. The Board has also determined, following confirmation of the Audit Committee of the Board (the “Audit Committee”), to classify Mr. Ilan Biran as an “independent director” within the meaning of the Companies Law.

The nominees, their present principal occupation or employment, the year in which each first became a director of Itamar and a brief biography are set forth below. For details about beneficial ownership of Company Shares held by any of these nominees, see the section of this Proxy Statement below entitled “Security Ownership of Certain Beneficial Owners and Directors and Officers.” Such information is based upon the records of the Company and information furnished to it by the nominees.

If elected, the nominees shall be eligible for the compensation (including indemnity and insurance) described below under the caption “Executive Compensation.”

Name	Age	Director Since	Position with the Company
Giora Yaron, PhD	73	1997	Chairman of the Board

Ilan Biran (1) (2)	74	2013	Director

Christopher M. Cleary	60	2017	Director

Scott P. Serota	64	2021	Director

Brad Fluegel	60	2021	Director

Marga Ortigas-Wedekind	59	2021	Director

(1)	Member of the Compensation Committee.

(2)	Member of the Audit Committee.

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Giora Yaron, PhD, is a co-founder of our Company and has served as Chairman of the Board since 2016. Between 1997 and 2016, Dr. Yaron served as Co-Chairman of the Board. Dr. Yaron also serves as a member of the board of directors of Amdocs Limited (NASDAQ:DOX), a board member of Excelero (ExpressIO), a provider of ultra-fast block storage solutions and serves as a member on the board of directors of Equalum, a provider of a real-time Data Beaming for Big Data Analytics. Dr. Yaron co-founded several privately-held technology companies, sold to multinational corporations, including, P-cube, Pentacom, Qumranet, Exanet, Comsys and Hyperwise Security. Dr. Yaron is an active seed investor in Great People, SpeedDB, Salto, Vulcan Security, CyberPion and AgronSec. From 2010 until December 2018, Dr. Yaron served as Chairman of the Executive Council of Tel Aviv University. He also served as Chairman of Ramot, the Tel Aviv University technology transfer company from 2010 until 2015. In 2009, Dr. Yaron also co-founded Qwilt, Inc., a privately held video technology provider and serves on its board of directors. Between 1996 and 2006, Dr. Yaron served as a member of the board of directors of Mercury Interactive, a publicly traded IT optimization software provider, acquired by Hewlett-Packard, including as its Chairman of the board of directors between 2004 and 2006. Between 1992 and 1995, Dr. Yaron served as President of Indigo NV. Prior to joining Indigo, Dr. Yaron served as Corporate Vice President of National Semiconductor. Dr. Yaron has previously served on the advisory board of Rafael Advanced Defense Systems, Ltd., a developer of high-tech defense systems, and on the advisory board of the Israeli Ministry of Defense. Dr. Yaron holds a PhD in device physics, and a Bachelor’s degree in physics and mathematics from the Hebrew University of Jerusalem.

Ilan Biran has served as a director on the Board since 2013. Mr. Biran serves as the chairman of the board of Melodia Ltd, Mr. Biran serves as a director of CAL - Israel Credit Cards Ltd. Mr. Biran has previously served as the chairman of the board of Rafael - Advanced Defense Systems Ltd. and D.B.S. Satellite Services (1998) Ltd., and as an external director on the board of directors of Israel Discount Bank Ltd and as a director of Bezeq - The Israel Communications Company Ltd. Mr. Biran served in the Israel Defense Forces for thirty-five (35) years, most notably as the former General Director of the Ministry of Defense, and in various staff and command positions, including commanding general, central command, head of the technology and logistics branch, and head of the operations division at the general staff. Mr. Biran received an honorary degree from the Technion Israel Institute of Technology in 2013. Mr. Biran holds an Associate Diploma in Strategy and Political Economic Research from Georgetown University and the U.S. Marine Corps Command and Staff College. Mr. Biran also holds a B.A. in Economics and Business Administration from Bar Ilan University and an honorary doctorate from the Technion Israel Institute of Technology.

Christopher M. Cleary has served as a director on the Board since 2017. Since 2014, Mr. Cleary has served as the Senior Vice President of Corporate Development for Medtronic plc. Prior to 2014, Mr. Cleary was the CEO for Alesia Capital Services LLC, providing advisory and financial analysis services to Fortune 500 companies, including Medtronic. Prior to that, Mr. Cleary served in a multitude of managerial roles at GE Capital. Mr. Cleary holds a B.A. from Colorado College.

Scott P. Serota has served has served a director on the Board since January 2021. Prior to that, Mr. Serota served for two (2) decades as president and CEO of the Blue Cross Blue Shield Association (BCBSA). Prior to being named president and CEO of BCBSA in 2000, he served four (4) years as a senior executive including two (2) years as Chief Operating Officer and earlier as vice president for system development responsible for new business strategy and the BCBS Technology Evaluation Center. Prior to joining BCBSA, Mr. Serota was president and CEO of Chicago-based Rush Prudential Health Plans. Mr. Serota is a founding member of the National Business Group on Health’s Institute on Healthcare Costs and Solutions, a board member of Brain Research Foundation, and an advisory board member of Paragon Biosciences. Notably, Mr. Serota was appointed by President George W. Bush to the Policy Committee of the White House Conference on Aging, where he advised the Administration and Congress on policies, programs and services affecting the nation’s older citizens. During the George W. Bush administration, Mr. Serota also served as chairman of the Subcommittee on Health. Mr. Serota holds an M.A. in health administration and planning from the Washington University School of Medicine and a B.A. in Biology from Purdue University. He also holds an honorary Doctorate of Science from Purdue University.

Brad Fluegel has served as a director on the Board since May 2021. Between 2012 and 2018, Mr. Fluegel served in various positions at Walgreen Co., including as Senior Vice President, Chief Healthcare Commercial Market Development Officer and as Chief Strategy and Business Development Officer. Prior to joining Walgreen, he has served as executive in residence at Health Evolution Partners between 2011 and 2012, as Executive Vice President and Chief Strategy and External Affairs Officer of Wellpoint (now Anthem) between 2007 and 2010, as Senior Vice President of National Accounts and Vice President, Enterprise Strategy at Aetna, Inc. between 2005 and 2007, as Chief Executive Officer of Reden & Anders (Optum Consulting), and as health sector leader at Tillinghast-Towers Perrin between 1995 and 2005. Mr. Fluegel currently serves on the board of directors of Metropolitan Jewish Health System in New York City, Performant Financial Corporation, Premera Blue Cross, DTOC and AdhereHealth. He served on the boards of Fitbit and Alight Solutions until their sales in 2021. He also advises several health care companies and private equity firms and serves as a lecturer at the University of Pennsylvania’s Wharton School of Business. Mr. Fluegel holds an M.A. in public policy from Harvard University and a B.A. in business administration from the University of Washington.

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Marga Ortigas-Wedekind has served as a director on the Board since August 2021. Since 2019, Ms. Ortigas-Wedekind has served as the Chief Commercial Strategy Officer of Fogarty Innovation, a nonprofit incubator in the medical technology space. Between 2015 and 2019, she served as EVP, Marketing and Payer Relations of iRhythm Technologies, Inc., a publicly traded digital health care solutions company focused on the advancement of cardiac care. Prior thereto, Ms. Ortigas-Wedekind served in various leadership roles in commercial and strategic marketing, including as EVP, Global Marketing and Product Development for Omnicell Inc. between 2009 and 2015, SVP, Marketing, Development, and Clinical Affairs for Xoft, Inc. (now iCAD) between 2002 and 2008, and VP, Sales and Marketing for Pro-Duct Health, Inc. (now Hologic) between 2000 and 2001. She also currently serves on the board of directors of Heartbeam Inc, an early-stage digital health company and for Total Flow Cannula, a seed-stage medical device company. She is on the Advisory Committee of Launchpad Digital Health, a venture capital firm, and is a member of HealthTech Capital, an angel investment group. Ms. Ortigas-Wedekind holds an M.A. in international business and marketing from the Stanford Graduate School of Business and a B.A. in political economy from Wellesley College.

We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except to the extent described herein, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted (separately with respect to each nominee):

“RESOLVED, that Dr. Giora Yaron be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Ilan Biran be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Christopher M. Cleary be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Scott P. Serota be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Mr. Brad Fluegel be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

“RESOLVED, that Ms. Marga Ortigas-Wedekind be elected to serve as a member of the Board of the Company until the next annual general meeting of the Company, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions, is required for the approval of the election of each nominee.

The Board recommends a vote FOR the approval of each of the proposed nominees.

External Directors Continuing in Office

Ms. Yaffa Krindel Sieradzki and Ms. Zipora (Tzipi) Ozer-Armon, who were reelected as external directors in May 2019 for a three (3)-year term, continue to serve the Company as external directors. A brief biography of each of these directors follows.

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Yaffa Krindel Sieradzki, 67, has served as an external director on the Board since 2016. Ms. Krindel also serves as a director of Sol-Gel Technologies Ltd. (Nasdaq: SLGL), a pharmaceutical company, BGN Technologies Ltd., the technology transfer company of Ben Gurion University, and two (2) medical device start-up companies and has served on the boards of directors of numerous companies publicly traded on Nasdaq. Between 1997 and 2007, Ms. Krindel served as Partner and Managing Partner of Star Ventures, a private venture capital fund headquartered in Munich, Germany. Between 1993 and 1997, Ms. Krindel served as CFO and later as director of BreezeCOM Ltd., an Israeli telecommunications company, which was traded on Nasdaq and the TASE. Between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., an Israeli telecommunications company, publicly traded on Nasdaq which is now part of Avaya Inc. Ms. Krindel also served on the board of directors of Fundtech Ltd., which was traded on Nasdaq until its acquisition by GTCR, Voltaire Ltd. until its acquisition by Mellanox Technologies Ltd. and Syneron Medical until its acquisition by Apax. Ms. Krindel holds an M.B.A. degree from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University of Jerusalem.

Zipora (Tzipi) Ozer-Armon, 55, has served as an external director on the Board since 2016. She currently serves as the Chief Executive Officer of Lumenis, a position she has held since joining Lumenis in May 2012. During her tenure, Ms. Ozer-Armon led Lumenis through a comprehensive growth and profitability turnaround, as well as an IPO on the NASDAQ (2014) and a successful acquisition process (2015). Before joining Lumenis, Ms. Ozer- Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA), a business with a turnover of more than $800M. Prior to that, Ms. Ozer-Armon served as Senior Vice President of Sales and Marketing at SanDisk (Nasdaq: SNDK), holding multi-billion dollars sales responsibility. She also served as VP & General Manager of MSystems (Nasdaq: FLSH), and as VP of Corporate Development at Comverse (Nasdaq: CMVT). Ms. Ozer-Armon’s career also includes four (4) years at ATKearney, a global management consulting company based in London, UK. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an MBA in Finance and Marketing from Tel Aviv University, and is an AMP graduate of the Harvard Business School.

Executive Compensation

Aggregate Executive Compensation

Our objective is to attract, motivate and retain highly skilled personnel who will assist the Company in reaching its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In March 2020, the Company’s shareholders approved the Company’s amended policy governing the compensation of office holders as required under the Companies Law, or the Company’s compensation policy (the “Compensation Policy”). The Compensation Policy was designed to correlate executive compensation with the Company’s objectives and goals and otherwise embrace a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term.

For additional information about the aggregate compensation payable to the Company’s directors and executive officers, see Item 6B of our Annual Report under “Aggregate Executive Compensation”, which is incorporated herein by reference.

Individual Compensation of Covered Executives

For information about the compensation payable to the five (5) most highly compensated “office holders” during or with respect to the year ended December 31, 2020, see Item 6B of our Annual Report under “Individual Compensation of Covered Executives” and “Executive Officer Employment and Consultancy Agreements,” which are incorporated herein by reference, as well as Proposal 5 below.

Directors Remuneration

All of the Company’s directors are entitled to reimbursement of expenses. In addition, other than Mr. Cleary (who is entitled only to reimbursement of expenses), the Company’s directors, including external directors, receive the following compensation:

•	Dr. Yaron, the chairman of the Board, is entitled, pursuant to the consultancy agreement we entered into with a company wholly owned by Dr. Yaron in May 2001, as amended, and which was assigned to Dr. Yaron during 2021, to a monthly payment of $6,250, plus VAT. Under the agreement, Dr. Yaron is required to provide us with consulting services, including service as a chairman of the Board, on a part-time basis of 40% of the work week.

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•	Mr. Biran, Ms. Krindel Sieradzki and Ms. Ozer-Armon are each entitled to an annual fee of NIS 82,645 (equivalent to approximately $25,468) and attendance fees of NIS 4,380 (equivalent to approximately $1,350) per meeting attended, linked to the Israeli CPI.

•	Messrs. Serota and Fluegel and Ms. Ortigas-Wedekind are each entitled to an annual fee of NIS 62,450 (equivalent to approximately $19,245) and attendance fees of NIS 3,295 (equivalent to approximately $1,015) per meeting attended, linked to the Israeli CPI.

It should be noted that Mr. Serota is also eligible for annual consulting fees, payable in four equal instalments, in the amount of $25,000 annually, under a consulting agreement entered into prior to his appointment as a member of the Board. Pursuant to this consulting agreement, Mr. Serota was also granted 281,778 Company RSUs.

Consistent with the Compensation Policy and as further approved by our shareholders, we also grant 110,000 service options to each of our non-employee directors for each year of service (or, in the case of external directors, 330,000 service options to each of our two (2) external directors which are divided into three (3) equal portions). For additional details regarding the stock options granted to non-employee directors, including acceleration of vesting upon certain change of control events, see (i) Item 6B of our Annual Report under “Directors Remuneration” and Note 15 to our audited consolidated financial statements included in our Annual Report and (ii) the section entitled “Interests of the Company’s Directors and Executive Officers in the Merger” elsewhere in this Proxy Statement.

Other than the foregoing fees, reimbursement for expenses and the award of equity-based compensation, we do not compensate our directors for serving on the Board.

Indemnification and Insurance

We have entered into agreements with each of our current directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, NIS 15.0 million (equivalent to approximately $4.6 million) (linked to the Israeli CPI) for all office holders.

We also currently maintain directors’ and officers’ liability insurance with an aggregate coverage limit of $25 million, with a Side A coverage of an additional $5 million, for an annual premium of approximately $1.7 million.

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PROPOSAL 4
AMENDMENTS TO COMPENSATION POLICY

(Item 4 on the Proxy Card)

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar, are required to adopt a policy governing the compensation of “office holders”. The Companies Law defines the term “office holder” of a company to include a director as well as the chief executive officer (referred to in the Companies Law as the “general manger”), the chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title and any other manager directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation—including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability—must comply with the Company’s compensation policy, once adopted by the shareholders.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be adopted following consideration of, among others, the following factors: (i) promoting the Company’s objectives, business plan and long-term policy; (ii) creating appropriate incentives for the Company’s office holders, considering, among others, the Company’s risk management policy; (iii) the Company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Such compensation policy is required to be approved by the Board, following the recommendation of the Compensation Committee of the Board (the “Compensation Committee”), and the shareholders, in that order, and if the term of the compensation policy is for more than three (3) years, it must be re-approved in such manner every three (3) years. In March 2020, our shareholders approved several amendments to the Compensation Policy.

Our Compensation Committee is currently composed of Ms. Ozer-Armon, the chairperson, Ms. Krindel Sieradzki and Mr. Biran, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and Nasdaq rules for compensation committee members.

Proposed Amendments to the Compensation Policy

The Board approved, following the recommendation of the Compensation Committee, several modifications to the Compensation Policy, as set forth in Annex D hereto, which relate primarily to:

•	The terms under which we may purchase directors and officers liability insurance, or as further defined below, “D&O Insurance”. In particular, the Compensation Policy currently provides that we may purchase D&O Insurance with (i) aggregate coverage that will not exceed $50 million per claim, and cumulatively, for the coverage period or $100 million per claim, and cumulatively, for the coverage period, in the event that the Company’s valuation is between $150 million and $500 million (the “Maximum Coverage Condition”) and (ii) annual premium that will not exceed the higher of (A) $150,000 and (B) if and as long as the Company is subject to reporting requirements of the SEC, $2 million, which annual premium cap may be updated every year in up to ten percent (10%) compared to the annual premium of the preceding year (the “Maximum Premium Condition”). The primary reason we included the Maximum Premium Condition is that, until last year, the guidance of the ISA regarding “best practices” of compensation policies was to include a limit on the premium payable for D&O Insurance. However, in July 2020, the ISA has issued additional guidance, which generally provides that such limit on premium is no longer necessary and that the purchase of D&O Insurance will not require shareholder approval if (i) the compensation policy includes a limit on the scope of insurance coverage (which is satisfied by the Maximum Coverage Condition) and (ii) the purchase of D&O Insurance (including the premium payable) is made on market terms. As such, and in light of the continued increase in premiums of D&O Insurance, we propose to cancel the Maximum Premium Condition and make certain related clarifications in the D&O Insurance provisions of the Compensation Policy.

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•	The annual salary (gross) of each of the officers in the Company. In particular, we propose to modify the Compensation Policy to increase the cap on annual salaries (gross) payable to (i) our chief executive officer from $360,000 to $610,000 and (ii) our other officers from NIS 846,000 (equivalent to approximately $261,000) to $428,000.

•	The bonuses payable to our executive officers. In particular, we propose to modify the Compensation Policy to clarify that the targets and the weight of each of the different measurement categories for the achievement and payment of bonuses to our executive officers may be adjusted.

In approving the modifications to the Compensation Policy, our Compensation Committee and Board considered various factors, including, among others, the Company’s objectives, business plan and its policy with a long-term view; our business-risks management; our size and nature of operations; the prevailing market conditions with respect to D&O liability insurance in general, and in particular, those related to dual listed companies (i.e., companies listed both on the TASE as well as other stock exchanges, such as the Nasdaq); and effective transitioning and succession of executive officers.

The foregoing description of the proposed amendments to the Compensation Policy is only a summary of the amendments and is qualified by reference to the full text thereof, a copy of which is attached as Annex D hereto.

Other than the proposed changes set forth on Annex D, our Compensation Committee and Board did not identify any other necessary modifications to our Compensation Policy. If the changes are approved at the Meeting, our modified Compensation Policy will be valid for three (3) years following the Meeting (or, if not approved, our current Compensation Policy will be valid until March 18, 2023).

The Proposed Resolutions

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amendments to the Compensation Policy for Executive Officers and Directors set forth in Annex D to the Company’s Proxy Statement for the Special and 2021 Annual General Meeting.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions, is required for the approval of this matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as defined under the Companies Law or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (i.e., a shareholder’s spouse, sibling, parent, grandparent or descendant and the spouse’s sibling, parent or descendant; and the spouse of each of the foregoing persons) or a personal interest of an entity with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its outstanding share capital or voting power or has the right to appoint a director or chief executive officer and (ii) excludes an interest arising solely from the ownership of the Company Shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

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As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, our office holders are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you must mark to confirm whether or not you are a controlling shareholder or have a personal interest in this matter. If you do not mark a box, your vote will not be counted. If you are unable to make this confirmation, please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your shares represented by your ADSs and indicate whether or not you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact the Company’s General Counsel and Company Secretary on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board unanimously recommends that you vote “FOR” this proposal.

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PROPOSAL 5
MODIFICATION OF SALARY OF PRESIDENT AND CHIEF EXECUTIVE OFFICER

(Item 5 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based compensation, of a president and chief executive officer of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Itamar, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Gilad Glick has served as our President and Chief Executive Officer since July 2013. Mr. Glick also serves as a director of our U.S. subsidiary, Itamar Medical, Inc. As more fully described under “Compensation of Executive Officers” in our Annual Report, the compensation granted to Mr. Glick in 2020 in terms of cost to the Company (as recognized in our financial statements for the year ended December 31, 2020), was as follows:

Name and Principal Position	Annual Base Salary		Bonus		Equity-Based Compensation		All Other Compensation	Total

	(dollars in thousands)
Gilad Glick, President and Chief Executive Officer	357	(1)	295	(2)	238	(3)	21	911

* The cost reflected in this table is calculated in accordance with IFRS and is as recognized in our financial statements for the year ended December 31, 2020. It is noted that, in accordance with IFRS, cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the exchange rate between the NIS and the U.S. dollar as of the end of each month during 2020, the period covered by the table (which, on average for 2020, was approximately NIS 3.44 per $1.00).

(1)	Reflects Mr. Glick’s annual fixed compensation, including social benefits, since he is engaged through consultancy agreement.

(2)	This amount represents annual bonuses granted to Mr. Glick. Consistent with our Compensation Policy, and as approved by our shareholders in May 2018 and in August 2020, Mr. Glick is entitled to an annual bonus, subject to Mr. Glick’s achieving certain criteria and milestones set by our Compensation Committee and Board. The milestones for the annual bonus for the years 2018 through 2022 are based upon our annual revenue in such years, which is tied to our annual budget for the applicable year as well as on personal targets to be determined annually by our Compensation Committee and the Board. The annual bonus payable (not including any discretionary bonus, which may not exceed an amount equal to three (3) monthly base salaries) to Mr. Glick for each year may, generally, not exceed an amount equal to 12 monthly base salaries of Mr. Glick in such year, which is currently (and before applying the proposed salary increase in Proposal 5) equal to a maximum annual bonus of approximately NIS 1,035,000 (equivalent to approximately $319,000).

(3)	This amount represents the accounting expense recognized by the Company associated with stock-based compensation in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 15 to our audited consolidated financial statements included in our Annual Report. All of the awards were in the form of stock options or Company RSUs, and were made pursuant to one of our equity incentive plans. Vesting of the options and Company RSUs will accelerate upon certain change of control events.

(4)	This amount includes car allowance and other benefits and perquisites consistent with our guidelines.

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Proposed Increase of Base Salary

Our Compensation Committee and Board determined to approve an increase of the base salary of Mr. Glick from NIS 86,254 per month (equivalent to approximately $26,580) (excluding social benefits), or total annual base salary of NIS 1,035,000 (equivalent to approximately $319,000) (excluding social benefits), to NIS 106,254 per month (equivalent to approximately $32,740) (excluding social benefits), or total annual base salary of NIS 1,275,000 (equivalent to approximately $393,000) (excluding social benefits), effective retroactively from December 1, 2020. In approving this proposed matter, our Compensation Committee and Board considered the prevailing market price of the Company Shares, and the alignment of the interests of the Company’s President and Chief Executive Officer with those of Company’s shareholders in order to incentivize him to continue in his position and drive the Company’s growth in the long-term, along with additional factors, including the following:

•	The Importance of Mr. Glick’s Services to the Company. This element is demonstrated by Mr. Glick playing a key role in most aspects of our operations, starting from formulating our strategic vision, building a strong management and sales teams, and leading our financing and strategic activities.

•	The Contribution of Mr. Glick to Our Business and Success. Mr. Glick has contributed to our success, including by promoting various business development and research and development initiatives and otherwise driving the Company’s growth.

•	The Compensation Levels of other Senior Managers in our Industry. In evaluating Mr. Glick’s compensation, our Compensation Committee and Board reviewed information relating to the compensation of chief executive officers of other comparable companies.

•	Our Compensation Policy. Our Compensation Committee and Board considered our Compensation Policy (including the proposed modifications thereto as described in Proposal 4 of this Proxy Statement) and other elements of compensation payable to Mr. Glick as well as factors set forth in the Companies Law.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, to approve the increase of the base salary of the Company’s President and Chief Executive, as detailed in Proposal 5 of the Company’s Proxy Statement for the Special and 2021 Annual General Meeting.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions, is required for the approval of this matter; provided that either (i) the shares voted in favor of the matter include at least a majority of the Ordinary Shares voted by shareholders who are not “controlling shareholders” and do not have a “personal interest” in the matter, as defined under the Companies Law (see Proposal 4 above) or (ii) that the total number of shares voted by the shareholders described in clause (i) against such resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

As of the date hereof, the Company does not have a controlling shareholder within the meaning of the Companies Law. However, Mr. Glick is deemed to have a personal interest in this matter.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder is a controlling shareholder or has such a personal interest in the proposed resolution.

While it is unlikely that any of the Company’s public shareholders has a personal interest on this matter, the enclosed proxy card includes a box you must mark to confirm whether or not you are a controlling shareholder or have a personal interest in this matter. If you do not mark a box, your vote will not be counted. If you are unable to make this confirmation, please contact please contact the Company’s General Counsel and Company Secretary at +972-4-617700 or FNoa@itamar-medical.com for instructions on how to vote your shares represented by your ADSs and indicate whether or not you are a controlling shareholder or have a personal interest or, if you hold your ADSs in “street name,” you may also contact the representative managing your account, who would then contact the Company’s General Counsel and Company Secretary on your behalf. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they are a controlling shareholder or have a personal interest on the form of voting card that we have filed via MAGNA (if voting manually) or on the electronic voting form (if voting electronically via MAGNA).

The Board unanimously recommends that you vote “FOR” this proposal.

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PROPOSAL 6
REAPPOINTMENT OF INDEPENDENT AUDITOR

(Item 6 on the Proxy Card)

Background

Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG, has served as our auditor since 1997.

At the Meeting, our shareholders will be asked to approve the re-appointment of KPMG as our independent auditors for the year ending December 31, 2021 and until immediately following the next annual general meeting of shareholders, pursuant to the recommendation of our Audit Committee and Board.

KPMG has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board believe that the independence of KPMG is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors. At the Meeting, our shareholders will also be asked to authorize the Board to delegate to our Audit Committee the authority to fix the compensation of our independent auditors.

For information with respect to the aggregate fees for professional audit services and other services rendered by KPMG in 2020, see Item 16C of our Annual Report.

The Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the reappointment of KPMG as independent auditors of the Company for the year ending December 31, 2021 and until immediately following the next annual general meeting of shareholders be, and it hereby is, approved, and that the Board be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the Ordinary Shares present, in person, by proxy or by electronic voting, at the Meeting (or any adjournment or postponement thereof), excluding abstentions, is required for the approval of this matter.

The Board unanimously recommends that you vote “FOR” this proposal.

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THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this Proxy Statement as Annex A and incorporated into this Proxy Statement by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Parties Involved in the Merger

Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

The Company is a company organized under the laws of the State of Israel. The Company is a medical device and digital health company focused on the integration of sleep apnea diagnosis into the cardiac patient care pathway. The Ordinary Shares are listed on TASE, and the ADSs are listed on Nasdaq, in each case, under the symbol “ITMR”.

ZOLL Medical Corporation
269 Medical Corporation
Chelmsford, MA 01824

Parent is a Massachusetts corporation that manufactures medical devices and related software solutions.

Asahi Kasei Corporation
Hibiya Mitsui Tower
1-1-2 Yurakucho, Chiyoda-ku, Tokyo 100-0006, Japan

Guarantor is a Japanese company that manufactures and produces products in the chemicals, construction, pharmaceutical and medical devises industries. Parent is a subsidiary of Guarantor. Guarantor’s ordinary shares are listed on the Tokyo Stock Exchange under the symbol “KASEI”.

Zeus Merger Sub Ltd.
c/o ZOLL Medical Corporation
269 Medical Corporation
Chelmsford, MA 01824

Merger Sub is a company organized under the laws of the State of Israel. Merger Sub is a wholly owned subsidiary of Parent that was formed on September 1, 2021, solely for the purpose of engaging in the Transactions. Merger Sub has not engaged in any business activities other than in connection with its formation and the Transactions.

Effect of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Companies Law, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the Surviving Company and as a wholly owned subsidiary of Parent. As a result of the Merger, the ADSs and the Ordinary Shares will no longer be publicly traded and will be delisted from Nasdaq and the TASE, respectively. In addition, the Company Shares will be deregistered under the Exchange Act and the Israeli Securities Law, and the Company will no longer file periodic reports with the SEC and ISA. If the Merger is completed, you will not own any share capital of the Surviving Company.

The Effective Time will occur upon the issuance by the Companies Registrar of a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”).

Effect on the Company if the Merger is Not Completed

If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, the holders of Company Shares will not receive any payment for their Company Shares. Instead, the Company will remain an independent public company, the Ordinary Shares and ADSs will continue to be listed and traded on Nasdaq and TASE, respectively and registered under the Exchange Act and the Israeli Securities Law and the Company will continue to file periodic reports with the SEC and the ISA.

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Furthermore, if the Merger is not completed, and depending on the circumstances that caused the Merger not to be completed, the price of the Company Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the price of the Company Shares would return to the price at which the Company Shares trade as of the date of this Proxy Statement.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities or the future value of the Company Shares. If the Merger is not completed, the Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Merger Agreement is not approved by the Company’s shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted.

In addition, the Company will be required to pay to Parent a termination fee of $18,847,360 if the Merger Agreement is terminated under certain circumstances, including termination by the Company to enter into a superior proposal, termination by Parent following an adverse recommendation change of the Company’s board of directors or termination by Parent as a result of a material and willful breach of the Company’s obligations under its non-solicit obligations or compliance with specified process and notice requirements contained in the Merger Agreement. For more information, please see the section entitled “The Merger Agreement—Termination Fees.”

Merger Consideration

In the Merger, each outstanding Ordinary Share immediately prior to the Effective Time shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration, and each outstanding ADS immediately prior to the Effective Time shall be deemed to be cancelled in exchange for the right to receive the Per ADS Merger Consideration, in each case, without interest and subject to applicable withholding taxes (and a Cancellation Fee in the case of the ADSs).

After the Merger is completed, holders of outstanding Ordinary Shares and ADSs, immediately prior to the Effective Time, will have the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, but you will no longer have any rights as a shareholder.

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among, or meetings of, the Board, any of the Board’s committees, members of Company management or the Company’s representatives and other parties.

As part of Itamar’s ongoing evaluation of its long-term strategic goals and plans, the Board, together with Itamar’s management, has periodically reviewed and considered various strategic and other opportunities available to Itamar in an effort to enhance shareholder value, taking into consideration Itamar’s performance, competitive dynamics, macroeconomic developments, industry trends and other conditions affecting its business. During these discussions, the Board and management have also noted certain challenges of continuing to execute Itamar’s strategy as a standalone medical device company, such as its limited sales and marketing resources and market expansion challenges.

In order to address some of these challenges, members of Itamar management (with periodic assistance and participation of Piper Sandler, who had previously been engaged by the Company as its lead underwriter in connection with a registered public offering in January 2020 (and was later engaged as its lead underwriter in connection with a follow on registered public offering in February 2021)) had multiple conversations with a number of sleep apnea industry participants (including Parent, as described in the paragraph immediately below) regarding the benefits of potential commercial collaborations in the sleep apnea space. Certain conversations naturally evolved into a discussion of a potential acquisition of Itamar in May 2020 by one (1) of those industry participants, a U.S.-based, publicly traded company in the medical device industry (“Party A”). Those discussions reached a stage at which the Company retained Piper Sandler in May of 2020 (as was later formalized by an engagement letter, dated June 1, 2020) to act as its financial advisor with respect to such discussions because of Piper Sandler’s reputation as an independent financial advisor and its familiarity with and experience as a financial advisor to companies in the healthcare industry in general, and with the Company in particular. Piper Sandler regularly updated the Board, the 2020 Transaction Committee and the management of the Company throughout the process described in this “Background of the Merger” section.

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Between January and June of 2020, members of Itamar’s management, including Mr. Gilad Glick, the Company’s President and Chief Executive Officer, and members of Parent management, including Mr. Eric L. Knudsen, Vice President, Corporate Development, of Parent, also held several in-person and virtual meetings to discuss a potential commercial collaboration between the parties in the sleep apnea space.

During the period from June 11, 2020 through July 30, 2020, at the direction of the Board and the 2020 Transaction Committee (as defined below), Piper Sandler contacted six (6) and had discussions with five (5) parties potentially interested in a transaction with the Company (including Party A and excluding Parent).

On June 24, 2020, the Board held a meeting to discuss the establishment and appointment of a transaction committee (the “2020 Transaction Committee”) and the exploration of a potential transaction with other potential buyers. Members of Company management and representatives of the Company’s U.S. outside legal counsel, Latham & Watkins LLP (“Latham”), were in attendance. The Board determined that it would be advisable to establish the 2020 Transaction Committee comprised of a subset of the members of the Board for the purpose of providing guidance and oversight over decisions that might be needed between formal Board meetings. The Board appointed Dr. Giora Yaron (the Chairman of the Board), Mr. Jonathan Kolber (who served as a member of the Board until March 25, 2021) and Ms. Yaffa Krindel as members of the 2020 Transaction Committee.

On June 25, 2020, the 2020 Transaction Committee held its first meeting and discussed progress that had been made with potentially interested parties with whom the Company might pursue a transaction, including Party A. Thereafter, between June 25 and September 12, 2020, the 2020 Transaction Committee held multiple meetings, as needed, to monitor the transaction process to guide members of management the Company and Piper Sandler with respect thereto.

By the end of July 2020, with the exception of Party A, all of the parties approached by Piper Sandler after June 11, 2020 failed to show sufficient interest in pursuing an acquisition of the Company at such time or did not timely provide substantive feedback regarding their interest.

On August 5, 2020, Party A sent a non-binding indication of interest letter indicating that it would be interested in acquiring the Company for cash at a purchase price of $27.75 per ADS. The letter also indicated that Party A could complete its confirmatory diligence and execute a definitive merger agreement within four (4) weeks and requested that the Company engage with Party A on an exclusive basis during such period. On August 4, 2020, the closing price of the ADSs was $25.03 per ADS.

On August 10, 2020, the Board held a meeting to discuss and evaluate Party A’s indication of interest. Members of Company management and representatives of Piper Sandler, Latham, Goldfarb Seligman & Co., the Company’s Israeli outside legal counsel (“Goldfarb”), and Somekh Chaikin, a member firm of KPMG International, the Company’s auditor (“KPMG”) were in attendance. Representatives of Latham and Goldfarb discussed with the Board their fiduciary duties in the context of evaluating Party A’s indication of interest and the Board’s discretion in determining whether and how to pursue any transaction and provided an overview of the process timeline if the Board were to determine to pursue such transaction. Representatives of Piper Sandler discussed with the Board their preliminary financial analyses with respect to the Company relative to the price offered by Party A based upon the Company’s management projections. The Board discussed the benefits and risks associated with continuing the discussions and engaging in exclusive negotiations with Party A. The Board then (1) determined to reject Party A’s initial offer and (2) instructed Piper Sandler to convey to Party A, with the guidance of the 2020 Transaction Committee, that the Company was willing to continue the discussions with Party A, with an expectation that Party A would improve the proposed purchase price offered in its August 5, 2020 indication of interest.

On August 18, 2020, the Board held a meeting to receive an update on the status of discussions with Party A. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Representatives of Piper Sandler provided an update on the process, including that (1) with the guidance of the 2020 Transaction Committee, Piper Sandler conveyed to Party A’s financial advisor that the Company was willing to continue the discussions with Party A, with an expectation that Party A would improve the proposed purchase price to $30.00 per ADS and (2) Party A’s financial advisor conveyed that Party A planned to submit a revised non-binding indication of interest letter that would include its best and final offer of $28.50 per ADS. The Board discussed the benefits and risks associated with continuing the discussions and engaging in exclusive negotiations with Party A. The Board then concluded to authorize Company management and its advisors, with the guidance of the 2020 Transaction Committee, to finalize and execute Party A’s non-binding indication of interest letter based on Party A’s best and final offer of $28.50 per ADS and thereafter to move forward with negotiating the definitive agreements.

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On August 21, 2020, Party A sent a revised non-binding indication of interest letter indicating that it would be interested in acquiring the Company for cash at a purchase price of $28.50 per ADS. The letter also indicated that Party A could complete its confirmatory due diligence and execute a definitive merger agreement within forty-five (45) days, and requested that the Company engage with Party A on an exclusive basis during such period. On August 20, 2020, the closing price of the ADSs was $19.38 per ADS.

On August 25, 2020, the Company countersigned the August 21, 2020 non-binding indication of interest letter (with several mutually agreed technical clarifications). Such indication of interest letter contained a provision stipulating a forty-five (45) day exclusivity period, which the Company agreed to.

From that day and during the course of the ensuing weeks, the Company and Party A, along with its and their respective advisors, negotiated the terms of the proposed definitive merger agreement pertaining to the transaction and participated in due diligence sessions with Party A and its advisors. However, on September 12, 2020, Party A called Mr. Glick and informed him that Party A was no longer able to pursue an acquisition of the Company and terminated the negotiations with the Company. After the termination of the negotiations with Party A, the 2020 Transaction Committee ceased its activity, and the Company continued to operate its standalone business.

On February 24, 2021, in consultation with, and at the direction of management of the Company, a representative of Piper Sandler called Mr. Richard A. Packer, the Chairman of the board of directors of Parent, to discuss whether Parent would be interested in a business collaboration between Respicardia, Inc. (“Respicardia”), a provider of implantable neurostimulators for the treatment of moderate to severe Central Sleep Apnea, and the Company. Piper Sandler acted as financial advisor to Respicardia in connection with a December 2017 financing transaction, but had not been engaged by Respicardia since that transaction. At the time of the February 24, 2021 call, Parent was a significant investor in, and had an option to acquire the remaining equity of, Respicardia.

On March 5, 2021, after consultation with members of management of the Company, representatives of Piper Sandler and Mr. Knudsen had a call to discuss further whether Parent would be interested in a business collaboration between Respicardia and the Company.

On March 18, 2021, after consultation with members of management of the Company, representatives of Piper Sandler sent Mr. Knudsen materials prepared by Piper Sandler at the Company’s request and with the Company’s input, outlining the strategy behind a possible business collaboration of the Company and Respicardia.

On April 1, 2021, Mr. Knudsen communicated with a representative of Piper Sandler to confirm Parent’s interest in exploring a possible business collaboration of the Company and Respicardia and requested to schedule a call to further discuss the matter.

On April 26, 2021, after consultation with and at the direction of management of the Company, representatives of Piper Sandler had a call with Mr. Jonathan A. Rennert, chief executive officer of Parent, Mr. Knudsen and several other members of Parent’s management to discuss a possible business collaboration between the Company and Respicardia. Representatives of Piper Sandler provided an overview of the potential transaction consistent with the materials sent on March 18, 2021. During such call, Parent’s participants also discussed Parent’s interest in the possibility of an outright acquisition of the Company by Parent. Piper Sandler representatives then updated management of the Company with respect to the call.

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On May 12, 2021, Mr. Knudsen called a representative of Piper Sandler and indicated that Parent would not be interested in a business collaboration between Respicardia and the Company, but could be interested in a possible acquisition of the Company by Parent. Piper Sandler representatives then updated management of the Company with respect to this call and were instructed to confirm the Company’s interest in having discussions to explore such potential transaction.

On May 13, 2021, at the direction of management of the Company, a representative of Piper Sandler contacted Mr. Knudsen to confirm the Company’s interest in conducting a virtual meeting to discuss a possible sale of the Company to Parent.

Following that contact, on May 17, 2021, at the direction of management of the Company, representatives of Piper Sandler and Mr. Knudsen had a call to discuss the possible agenda items for the upcoming virtual meeting between members of management of Parent and the Company.

On May 18, 2021, the Board held a regularly scheduled meeting to consider and approve Itamar’s unaudited financial results for the first quarter of 2021, among other things. Members of Company management, Mr. Brad Fluegel (a director candidate at that time) and representatives of KPMG were in attendance. As part of the Board meeting, members of Company management reported that the Company had previously been in discussions with Parent in order to explore a potential commercial collaboration between Company and Respicardia and that since Parent had acquired 100% control of Respicardia as of April 12, 2021, the dialog between the parties had resumed to explore a business collaboration.

On May 24, 2021, Mr. Glick and Mr. Shy Basson, Itamar’s Chief Financial Officer, gave a high-level management presentation to Mr. Rennert, Mr. Knudsen and other members of Parent management and Mr. Seiji Nakano, Vice President, Strategy and Business Development, of Guarantor, at a virtual meeting that was also attended by representatives of Piper Sandler.

On June 9, 2021, a representative of Piper Sandler and a representative of Goldman Sachs & Co. LLC (“Goldman Sachs”), Parent’s financial advisor, had a call to discuss possible next steps following the May 24, 2021 management presentation. During the call, the representative of Goldman Sachs conveyed that Parent was interested in further exploring the potential transaction. The representative of Piper Sandler noted that if Parent intended to submit an offer to acquire the Company, such offer should reflect an attractive enough valuation to cause the Board to commit to moving forward in light of the extensive process conducted by the Company in 2020.

On June 22, 2021, members of Company management, representatives of Piper Sandler, Mr. Knudsen and other members of Parent management and Mr. Nakano had a call to discuss various topics related to the Company’s business.

On June 24, 2021, members of Company management, Mr. Packer, Mr. Rennert, Mr. Knudsen and other members of Parent management, representatives of Piper Sandler and a representative of Goldman Sachs held a meeting, both virtually and in-person, to present and discuss key information about each organization in detail and to have preliminary discussions of the potential strategic fit and synergies between the companies.

Between July 5 and July 22, 2021, members of Parent management and Company management held calls to discuss Company strategy and business, potential strategic fit and synergies.

On July 22, 2021, Parent sent a non-binding indication of interest letter indicating that it would be interested in acquiring the Company for cash at a purchase price of $30.00 per ADS (the “July 22 IOI”). The July 22 IOI also indicated that Parent could complete its confirmatory diligence and execute a definitive merger agreement in an expeditious manner, and requested that the Company engage with Parent on an exclusive basis during a sixty (60)-day period starting after execution of the July 22 IOI. On July 22, 2021, the closing price of the ADSs was $18.83 per ADS.

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On July 22, 2021, the Board held a meeting to discuss and evaluate Parent’s July 22 IOI. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Dr. Yaron, members of Company management and representatives of Piper Sandler provided an overview of the background and meetings with Parent that led to the submission of Parent’s July 22 IOI. Representatives of Latham and Goldfarb discussed with the Board their fiduciary duties in the context of evaluating Parent’s July 22 IOI and the Board’s discretion in determining whether and how to pursue any transaction and provided an overview of the process timeline if the Board were to determine to pursue such transaction. Representatives of Piper Sandler discussed with the Board their preliminary financial analyses with respect to the Company relative to the price offered by Parent based upon the Company’s management projections (see “The Merger—Management Internal Financial Projections”). The Board discussed the benefits and risks associated with continuing the discussions and engaging in exclusive negotiations with Parent. The Board further discussed the potential risks and benefits of commencing a sale process, including potential disruptions to the Company’s business resulting from a protracted sale process, the risk of leaks that might arise from contacting other parties and the potential impact of such leaks on the Company’s business. The Board concluded that these factors supported approaching only those parties that Company management and the Board, with the assistance of Piper Sandler, believed could be interested in pursuing a business combination transaction involving the Company and had the ability and willingness to pay a purchase price for the Company in excess of Parent’s offer. The Board then (1) determined to further evaluate Parent’s initial offer of $30.00 per ADS, and (2) instructed Piper Sandler to approach a select group of potentially interested parties identified by the Board and management of the Company.

On July 23, 2021, a representative of Goldman Sachs called a representative of Piper Sandler to discuss the July 22 IOI. During the course of that call, the Goldman Sachs representative reiterated Parent’s interest in pursuing a transaction.

On July 26, 2021, the Board held a meeting to discuss and evaluate further the July 22 IOI and the potential Company sale process. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Representatives of Piper Sandler further discussed with the Board their preliminary financial analyses with respect to the Company relative to the price offered by Parent based upon the Company’s management projections (see “The Merger—Management Internal Financial Projections”) and also provided an update since the prior Board meeting of the discussions held with representatives of Parent and with the potentially interested parties identified by the Board in its July 22, 2021 meeting. The Board also discussed the benefits and risks associated with continuing the discussions and engaging in exclusive negotiations with Parent. The Board determined that it would be advisable to establish a transaction committee comprised of a subset of the members of the Board for the purpose of providing guidance and oversight with decisions that might be needed between formal Board meetings (such committee, the “2021 Transaction Committee”). The Board then determined to appoint Dr. Yaron, Mr. Christopher M. Cleary, Mr. Scott Serota and Ms. Zipora (Tzipi) Ozer-Armon as members of the 2021 Transaction Committee. The Board then also (1) determined to reject Parent’s initial offer, (2) instructed Piper Sandler to convey to Parent that the Company was willing to continue the discussions with Parent, with an expectation that Parent will improve the purchase price offered in its July 22 IOI and shorten the exclusivity period before proceeding with due diligence and negotiations of definitive agreements, and (3) authorized Company management, with the guidance of the 2021 Transaction Committee, to finalize negotiations of and execute Parent’s indication of interest letter. As part of the meeting, the Board also discussed renewing the retention of Piper Sandler as a financial advisor to the Company in connection with the potential transaction, noting its reputation as an independent financial advisor, familiarity with and experience as a financial advisor to companies in the healthcare industry in general, and with the Company in particular, and the terms of the Company’s prior engagement letter with Piper Sandler, dated June 1, 2020. The Board thereafter authorized the engagement of Piper Sandler as the Company’s financial advisor, subject to execution of an engagement letter approved by the 2021 Transaction Committee to replace the 2020 engagement letter.

During the period from July 26 through July 29, 2021, at the direction of the Board, Piper Sandler contacted and had discussions with four (4) potentially interested parties identified by the Board during its July 22, 2021 meeting, including Party A and Parent. All of such potentially interested parties were companies with a potentially strategic interest in acquiring the Company.

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On July 26, 2021, a representative of Goldman Sachs called a representative of Piper Sandler seeking an update on the Board’s perspective on the July 22 IOI. Piper Sandler communicated that the Board was considering it very seriously, but would need a higher valuation and a shorter exclusivity period from Parent in order to move forward.

On July 27, 2021, Messrs. Rennert and Knudsen contacted a representative of Piper Sandler, seeking additional clarity with respect to the Board’s position regarding Parent’s July 22 IOI. During this call, they stated Parent’s belief that its offer of $30.00 per ADS was very attractive. The representative of Piper Sandler reiterated the Board’s position that it would expect that Parent would improve the purchase price and shorten the exclusivity period before the Board would approve of proceeding with due diligence and negotiation of definitive agreements.

On July 28, 2021, the 2021 Transaction Committee held a meeting to further discuss and evaluate Parent’s July 22 IOI and the potential process. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Representatives of Piper Sandler provided an update since the prior Board meeting on the discussions held with representatives of Parent and with the potentially interested parties identified by the Board in its July 22, 2021 meeting. In particular, representatives of Piper Sandler explained that a representative of Goldman Sachs conveyed that they believed that Parent’s proposal of $30.00 per ADS was very attractive and that if the Board were seeking a higher price, they would expect the Board to indicate such price. The 2021 Transaction Committee instructed Piper Sandler to convey to Parent that the Company expects that Parent will improve the purchase price offered in its July 22 IOI to $33.00 per ADS.

Later that day, Piper Sandler communicated to a representative of Goldman Sachs the request for a $33.00 per ADS price, per the 2021 Transaction Committee’s instructions.

On July 29, 2021, representatives of Piper Sandler and representatives of Goldman Sachs had multiple calls to discuss further the Company’s position with respect to Parent’s July 22 IOI. During such calls, the representatives of Piper Sandler reiterated the 2021 Transaction Committee’s request for a $33.00 per ADS price. A representative from Goldman Sachs conveyed that they did not believe that Parent would be willing to meet that request. The representative of Goldman Sachs did state, however, that Parent may be willing to increase Parent’s offer to $30.50 per ADS, and to shorten the exclusivity period to expire on September 5, 2021 with a possible extension to September 20, 2021. In response, a representative from Piper Sandler reiterated the 2021 Transaction Committee’s request for a $33.00 per ADS price. Later that day, a representative of Goldman Sachs contacted Piper Sandler to communicate Parent’s “best and final offer” of $31.00 per ADS.

On July 30, 2021, the 2021 Transaction Committee held a meeting to discuss and evaluate further Parent’s orally updated (by Goldman Sachs) indication of interest and the process. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Representatives of Piper Sandler provided an update regarding discussions, since the prior 2021 Transaction Committee meeting, with representatives of Parent and with the potentially interested parties identified by the Board in its July 22, 2021 meeting. The 2021 Transaction Committee authorized Company management, with the assistance of Piper Sandler, Latham and Goldfarb, to finalize and execute Parent’s non-binding indication of interest letter with the increased Parent’s offer of $31.00 per ADS and the shortened exclusivity period described above.

By July 30, 2021, each of the parties approached by Piper Sandler since July 26, 2021 had declined interest in pursuing an acquisition of the Company at that time or did not timely provide substantive feedback regarding its interest.

On July 30, 2021, Parent sent a revised non-binding indication of interest letter indicating that it would be interested in acquiring the Company for cash at a purchase price of $31.00 per ADS. The letter also indicated that Parent could complete its confirmatory due diligence and execute a definitive merger agreement in an expeditious manner, and requested that the Company engage with Parent on an exclusive basis through September 10, 2021 with a possible extension to September 24, 2021 if Parent re-confirmed the price and other transaction terms contemplated by the letter. As noted in the revised non-binding indication of interest letter, on July 28, 2021 the closing price of the ADSs was $19.12 per ADS.

On July 30, 2021, the Company countersigned the July 30, 2021 non-binding indication of interest letter, with several revisions thereto that were mutually agreed with Parent.

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On August 4, 2021, the Company provided access to Parent’s legal counsel and advisors to an online data room containing due diligence materials regarding the Company. Thereafter, and through September 12, 2021, representatives of Parent as well as representatives of Cooley LLP, Parent’s U.S. counsel (“Cooley”), Gornitzky & Co., Parent’s Israeli counsel, as well as representatives of PricewaterhouseCoopers, financial and tax advisors to Parent in connection with the transaction, conducted due diligence sessions with Company management and its advisors, including an onsite visit in Caesarea, Israel.

On August 9, 2021, the 2021 Transaction Committee held a meeting to discuss the process with Parent. Members of Company management and representatives of Latham and Goldfarb were in attendance. Representatives of Latham and Goldfarb provided an overview of the key provisions of the draft Merger Agreement that the Company would be submitting to Parent. The 2021 Transaction Committee then authorized Company management, with the help of its outside counsel, to finalize the draft Merger Agreement and submit it to Parent.

Later that day, the Board held a regularly scheduled meeting to consider and approve the unaudited financial results for the second quarter of 2021. Members of Company management and representatives of Piper Sandler, Latham and KPMG were in attendance. As part of the Board meeting, members of Company management and representatives of Piper Sandler and Latham provided an update on the process, including expected timelines, to the Board. In addition as part of the regular quarterly updates from the Chief Financial Officer of the Company, an update to the Final Five Years Plan, which was provided to the Board in advance of the meeting, was presented.

On August 10, 2021, Latham provided to Cooley a first draft of the Merger Agreement, which contained proposed terms of the potential acquisition. On September 2, 2021, Latham also provided a first draft of the form of the Support Agreement that Parent was requiring to be executed by certain principal shareholders of the Company and each of the Company’s directors and executive officers.

During the course of the ensuing weeks, the Company and Parent, along with its and their respective advisors, negotiated the terms of the Merger Agreement and the form of the Support Agreement. These negotiations continued through the evening (Israel time) of September 12, 2021. During this process, the Company negotiated, among other terms the Company and the Board considered important, Itamar’s ability to maintain appropriate flexibility to respond to alternative transaction proposals should any such proposal be superior to Parent’s proposal and the right of the Board to terminate the Merger Agreement in certain circumstances after receipt of such a “superior proposal”; the fees payable by us in that and other circumstances; allocation of regulatory risks; and treatment of equity-based awards and employee retention terms.

On September 9, 2021, the 2021 Transaction Committee held a meeting to discuss the transaction negotiations and process. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. Members of Company management reported on the status of the due diligence conducted by Parent and its representatives. Members of Company management and representatives of Latham and Goldfarb provided an overview of the key outstanding issues remaining in the draft Merger Agreement, including provisions regarding the allocation of regulatory risks and treatment of equity-based awards and employee retention terms, and the proposed path to resolve them. The 2021 Transaction Committee then authorized Company management, with the help of its outside counsels, to finalize the draft Merger Agreement along the lines of the terms presented at the meeting.

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Later that day, the Board held a meeting. Members of Company management and representatives of Piper Sandler, Latham and Goldfarb were in attendance. During this meeting, representatives of Latham and Goldfarb provided an overview to the Board members of their fiduciary duties in connection with their consideration of Parent’s offer and the transactions contemplated by the Merger Agreement and discussed with the Board the key terms and conditions of the Merger Agreement and the Support Agreement. During the meeting, management of the Company confirmed to the Board the Five Years Plan, updated to reflect changes in operating expenses, was substantially consistent with the Final Five Years Plan previously presented to and approved by the Board (See “The Merger—Management Internal Financial Projection”). Representatives of Piper Sandler reviewed with the Board their financial analysis of the Company. Representatives of Piper Sandler rendered to the Board Piper Sandler’s oral opinion, later confirmed in a written opinion dated September 9, 2021, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Sandler considered relevant, as of September 9, 2021, (i) the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Ordinary Shares issued and outstanding prior to the Effective Time (other than Excluded Shares (as defined in the Merger Agreement)) and (ii) the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs issued and outstanding prior to the Effective Time (other than Excluded Shares), in each case, as of the date of the opinion. At the Board’s request, Piper Sandler confirmed that it would update its analyses between September 9, 2021 and September 12, 2021, and, if such analyses supported doing so, it would provide a written confirmation to the Board on the morning (U.S. time) of September 12, 2021, that no facts or circumstances had come to its attention since September 9, 2021 that would cause Piper Sandler to change its opinion or assumptions set forth in its written opinion delivered to the Board and dated September 9, 2021. For a detailed discussion of Piper Sandler’s opinion, please see below under the caption “Fairness Opinion of Piper Sandler & Co.” After further discussions with its financial and legal advisors and members of Company management, including discussing the advantages and risks of the proposed transaction (which are more fully described below under the caption “Reasons for the Merger and Recommendation of the Board”), the Board unanimously adopted resolutions approving the Merger, the execution of the Merger Agreement and the consummation of the Transactions and recommending that the Company shareholders approve the Merger, the Merger Agreement and the consummation of the Transactions.

Following the Board meeting on September 9, 2021, the parties and their respective advisors proceeded to finalize the Merger Agreement and the form of Support Agreement.

On September 10, 2021, in light of several revisions to provisions related to regulatory filings and processes in the draft Merger Agreement presented to the Board at the September 9, 2021 meeting, the Board adopted written resolutions confirming and ratifying that its prior September 9, 2021 resolutions remained valid and in effect.

On September 12, 2021, Piper Sandler delivered a letter addressed to the Board, as of 8:00 am U.S. CT, confirming that no facts or circumstances had come to its attention since September 9, 2021 that would cause Piper Sandler to change to its opinion or assumptions set forth in its written opinion dated September 9, 2021.

In the early morning (Israel time) of September 13, 2021, the parties executed the Merger Agreement and exchanged executed final copies of the Support Agreements.

Later on the morning of September 13, 2021, prior to the opening of trading of the Ordinary Shares on the TASE, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Merger and Recommendation of the Board

In its evaluation of the Merger Agreement and the Transactions, including the Merger, the Board consulted with members of its senior management team, Piper Sandler, its financial advisor, and Latham and Goldfarb, its outside legal counsels, and assessed various matters relevant to its decision. In reaching its decision to approve the Merger Agreement and the Transactions, including the Merger, and to recommend that the Company shareholders approve the Merger, the Merger Agreement and the consummation of the Transactions, the Board considered a variety of factors, including those described below:

•	the Board’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which the Company operates and the Company’s position in such markets;

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•	the Company’s extended consideration of strategic alternatives for the Company, including prior advanced negotiations with Party A that Party A terminated last year and other discussions with, and inquiries of, a number of other potential buyers and the fact that the Company actively sought proposals from several other parties that it believed were logical potential buyers, and the fact that, to date, no alternative proposal to acquire the Company has been made;

•	the then current and recent historical market prices and trading information for the Ordinary Shares and ADSs and the fact that the consideration payable in the Merger represents a meaningful premium to those historical prices and the enterprise value of the Company;

•	the possible alternatives to the Merger, including the prospects of continuing to operate the Company as an independent entity and the risks and uncertainties associated with such alternatives, including the risks associated with the Company’s ability to meet its projections for future results of operations, risks associated with the medical device industry and the Company’s business and regulatory environment (in particular, as it relates to the U.S. market, which is the Company’s main market), and the costs and challenges associated with being a publicly traded company, as compared to the certainty of realizing, in cash, a fair value for the Company’s shareholders by consummating the Merger;

•	the financial and other terms and conditions of the Merger Agreement as reviewed by the Board and the fact that such terms and conditions were the product of arm’s-length negotiations between the parties, including the fact that the Company was able to increase Parent’s proposed purchase price from an initial proposal of $30.00 per ADS on July 22, 2021 to a final price of $31.00 per ADS, which the Company, after consultation with its financial advisors, believes represents the highest price that Parent would be willing to pay and the highest price reasonably obtainable by the Company;

•	in light of the financial position of the Company and Merger Sub, no reasonable concern exists that as a result of the Merger the Surviving Company will not be able to fulfill the obligations of the Company to its creditors;

•	certain terms of the Merger Agreement and related agreements, including:

○	the limited number and nature of the conditions to Parent’s obligation to consummate the Merger;

○	the right of the Board under certain circumstances to change its recommendation or to terminate the Merger Agreement in order to accept a superior proposal, subject to the terms and conditions of the Merger Agreement, including paying a fixed termination fee;

○	the Board’s ability to change its recommendation in response to a Company Intervening Event, subject to the terms and conditions of the Merger Agreement, including paying a fixed termination fee;

○	the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Merger Agreement, subject to certain conditions;

○	the fact that Parent is a subsidiary of Guarantor and Guarantor is guarantying Parent’s payment obligations under the Merger Agreement;

○	the willingness of certain shareholder(s) of the Company to support and to vote in favor of the Merger;

•	the fact that the Merger Consideration is all in cash, allowing the Company’s shareholders and ADS holders to immediately realize value for their investment, while also providing such holders certainty of value for their Company Shares, while eliminating the effect of long-term business and execution risk to the holders;

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•	the risks and contingencies related to the Merger, including (i) risks related to the announcement and pendency of the Merger, such as the impact of the Merger on employees, customers, and relationships with other third parties, which could impair the Company’s prospects as an independent company if the Merger is not consummated; (ii) risks and costs to the Company if the Merger is not consummated; (iii) the fact that the shareholders and ADS holders will not participate in future appreciation of the Company; (iv) the restrictions on the Company’s ability to solicit other alternative acquisition proposals; (v) the termination fee, which may dissuade other potential acquirors; and (vi) certain tax effects associated with the Merger;

•	Piper Sandler rendered its oral opinion to the Board on September 9, 2021, and later confirmed in a written opinion dated September 9, 2021, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Sandler considered relevant, as of September 9, 2021: (i) the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Ordinary Shares issued and outstanding prior to the Effective Time (other than Excluded Shares (as defined in the Merger Agreement)) and (ii) the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs issued and outstanding prior to the Effective Time (other than Excluded Shares), in each case, as of the date of the opinion. On September 12, 2021, Piper Sandler delivered a letter addressed to the Board, as of 8:00 am US CT, confirming that no facts or circumstances had come to its attention since September 9, 2021 that would cause Piper Sandler to change its opinion or assumptions set forth in its written opinion dated September 9, 2021. September 12, 2021 was the last trading day for Ordinary Shares on the TASE prior to the execution of the Merger Agreement and announcement of the transaction. All of the foregoing is more fully described below in the section of this Proxy Statement entitled “Fairness Opinion of Piper Sandler & Co.”;

•	the relative likelihood of obtaining required regulatory approvals;

•	developments in the industry in which the Company operates and the potential impact of such developments on the business and prospects of the Company, including the continuously developing challenges of the business environment of medical device companies, which are difficult to fully predict, such as enhancement of regulatory requirements and potentially increasing compliance costs and burden, changes in the commercial landscape, including changes in prevailing pricing levels, potential mergers and consolidations within the industry, the challenges of expanding the Company’s penetration into additional markets beyond the traditional sleep physicians’ market and the potential introduction or expansion of sales of competitive products and technologies to the market;

•	the financial resources and industry experience of Parent and its affiliates; and

•	the fact that the Merger Agreement is required to be submitted to the Company’s shareholders for approval, which allows for an informed vote by the Company’s shareholders on the merits of the Merger.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the Merger Agreement and the Transactions, including the Merger. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and unanimously determined in its business judgment that, in the aggregate, the potential benefits of the Merger to our shareholders outweighed the risks or potential negative consequences thereof.

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Recommendation of the Board

The Board, after considering various factors described above, has unanimously (i) determined that the Merger Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; and (ii) approved the Merger, the execution of the Merger Agreement and the consummation of the Transactions. The Board unanimously recommends that you vote “FOR” the Merger Proposal.

Management Internal Financial Projections

The Company has historically prepared and provided public guidance as to revenues and Non-IFRS gross margins. Other than the publicly disclosed guidance discussed above, the Company has not, in the ordinary course, made public disclosures regarding prospective financial projections for periods beyond the Company’s calendar year of 2021 due to the inherent unpredictability of the underlying assumptions and estimates.

During the normal course of business planning, the Company’s management prepares for internal use certain unaudited Non-IFRS prospective financial information for the current year and the immediately following four (4)-year period (the “Five Years Plan”). Consistent with past practice, the Company’s management reviewed and updated the Five Years Plan with prospective financial information for the years 2021 through 2025 on an ongoing basis and reviewed such updated version of the Five Years Plan with the Board during a Board meeting on August 9, 2021, and further updated such plan to reflect changes in operating expenses, which plan was substantially consistent with the Five Years Plan, and provided to the Board on September 9, 2021 (such updated Five Years Plan referred to as “Final Five Years Plan” and, together with the Five Years Plan, collectively referred to as the “Company Projections”).

The Company also maintains and monitors an annual budget target plan for each fiscal year, which plan is approved by the Board in the beginning of each year and is reviewed, updated and approved by the Board as needed during the course of each year.

Cautionary Statements

The Company Projections contain certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company Projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions and thus are subjective in many respects and subject to interpretation. Those estimates and assumptions concern future events and conditions that may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties, contingencies and risks (including those described in the section of this Proxy Statement entitled “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS”), all of which are difficult to predict and many of which are beyond the Company’s control. Because the Company Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Moreover, events and circumstances occurring subsequent to the date on which the Company Projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner. Accordingly, no assurance can be given concerning the accuracy of the Company Projections or the Company’s ability to achieve the projected results, inasmuch as some assumptions inevitably will be incorrect. Actual financial results may differ materially from the expectations expressed or implied by the Company Projections.

Other than providing revenue guidance and updates of such guidance when appropriate for the current fiscal year, the Company generally does not make public disclosures, or include in its reports filed with, or furnished to, the SEC or the ISA, information about its anticipated financial position, results of operations or other prospective financial statement information, or assumptions or estimates about prospective financial statement information, such as the Company Projections described below, and does not plan to do that unless otherwise required by applicable law. The Company Projections were not prepared with a view towards public disclosure or compliance with any guidelines for prospective financial statements, whether published by the American Institute of Certified Public Accountants or otherwise, or the rules and regulations of the SEC or the ISA, and by their nature are not financial statements prepared in accordance with IFRS or U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Company’s independent accountants have neither examined nor compiled the Company Projections and accordingly do not express an opinion or any other form of assurance with respect to the Company Projections, assume no responsibility for the Company Projections and disclaim any association with the Company Projections.

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The Company has not updated and does not intend to update, or otherwise revise, the Company Projections or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even if any or all of the assumptions on which the Company Projections are based on or are shown to be in error. Furthermore, the Company does not intend to update or revise the Company Projections to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions, and actual financial results may differ materially from the expectations expressed or implied by the Company Projections. In addition, the Company is including in this Proxy Statement a summary of the Company Projections for the Company on a standalone basis, without giving effect to the Merger or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger, in order to give the Company’s shareholders access to certain nonpublic information provided to the Board, to the Company’s financial advisors and to Parent for purposes of considering and evaluating a potential acquisition of the Company. Furthermore, the Company Projections do not take into account the effect on the Company of the possible failure of the Merger to be consummated. The inclusion of the Company Projections should not be regarded as an indication that the Company, the Board or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and it should not be relied on as such.

Summary of Company Projections

Subject to the foregoing qualifications, the following tables present a summary of the Company Projections. The summary of the Final Five Years Plan described below was the most recent financial information made available to Piper Sandler in connection with its financial analyses summarized above under “The Merger—Fairness Opinion of Piper Sandler” reviewed with, and issued verbally to, the Board at a meeting held on September 9, 2021 in connection with its evaluation of the Merger, and later confirmed in a written opinion dated September 9, 2021 and a letter dated September 12, 2021.

Non-IFRS Five Years Plan (U.S. dollars in millions)

	2018A	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Revenues	$24.2	$31.3	$41.0	$55.3	$79.0	$111.5	$153.2	$207.8

% Growth	17%	29%	31%	35%	43%	41%	37%	36%

Cost of revenues	$5.5	$6.6	$11.6	$14.7	$18.9	$25.6	$34.5	$45.7
Gross profit	$18.7	$24.7	$29.4	$40.6	$60.1	$85.9	$118.7	$162.1
Gross Margin %	77%	79%	72%	74%	76%	77%	78%	78%

Operating expenses:
Selling and marketing	$12.3	$17.8	$23.8	$29.3	$40.3	$55.8	$73.5	$93.5
Research and development	$3.5	$4.2	$5.6	$10.8	$14.2	$17.8	$23.0	$20.8
General and administrative	$4.4	$5.3	$7.5	$10.0	$13.5	$16.8	$19.9	$22.9
Total operating expenses	$20.2	$27.3	$36.9	$50.1	$68.0	$90.4	$116.4	$137.2
Operating income (loss)	$(1.5)	(2.6)	$(7.5)	$(9.5)	$(7.9)	$(4.5)	$2.3	$24.9

Operating Income (loss) %	(6)%	(8)%	(18)%	(17)%	(10)%	(4)%	2%	12%

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For purposes of the Five Years Plan the above, Non-IFRS financial measures for operating loss exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) non-recurring expenses related to relocating production facilities to a new location; and (v) other non-recurring expenses.

Non-IFRs Final Five Years Plan (U.S. dollars in millions)

	2018A	2019A	2020A	2021E	2022E	2023E	2024E	2025E
Revenues	$24.2	$31.3	$41.0	$55.3	$79.0	$111.5	$153.2	$207.8

% Growth	17%	29%	31%	35%	43%	41%	37%	36%

Cost of revenues	$5.5	$6.6	$11.6	$14.5	$18.9	$25.6	$34.5	$45.7
Gross profit	$18.7	$24.7	$29.4	$40.8	$60.1	$85.9	$118.7	$162.1
Gross Margin %	77%	79%	72%	74%	76%	77%	78%	78%

Operating expenses:
Selling and marketing	$12.3	$17.8	$23.8	$30.1	$41.9	$55.8	$73.5	$93.5
Research and development	$3.5	$4.2	$5.6	$10.7	$13.8	$17.4	$21.5	$26.1
General and administrative	$4.4	$5.3	$7.5	$10.8	$13.4	$16.7	$19.9	$22.9
Total operating expenses	$20.2	$27.3	$36.9	$51.6	$69.1	$89.9	$114.9	$142.5
Operating income (loss)	$(1.5)	(2.6)	$(7.5)	$(10.8)	$(9.0)	$(4.0)	$3.8	$19.6

Operating Income (loss) %	(6)%	(8)%	(18)%	(19)%	(11)%	(4)%	2%	9%

For purposes of the Final Five Years Plan, the above Non-IFRS financial measures for operating loss exclude: (i) share-based payments; (ii) depreciation and amortization of property and equipment and intangible assets; (iii) change in provision for doubtful and bad debt; (iv) non-recurring expenses related to relocating production facilities to a new location; and (v) other non-recurring expenses.

Use of Non-IFRS Measures

The summary of the Company Projections above include forecasts of Non-IFRS operating income (loss) among other things. Reconciliations of the summary of Company Projections to IFRS are not provided because there is inherent difficulty and uncertainty in estimating or predicting the various components of each corresponding IFRS measure, which components could significantly impact such financial measure. In addition, when planning, forecasting and analyzing future periods, Company does so primarily on a Non-IFRS basis without preparing an IFRS analysis since preparing such an analysis would require estimates for various reconciling items that would be difficult to predict with reasonable accuracy.

Fairness Opinion of Piper Sandler & Co.

Pursuant to an engagement letter dated August 16, 2021 (which superseded an engagement letter dated June 1, 2020, with respect to the abandoned transaction with Party A described in “The Merger- Background of the Merger”), the Company retained Piper Sandler as its exclusive financial advisor with respect to the potential sale of control of the Company (whether through one or a series of related transactions) and, if requested, to deliver its opinion as to the fairness, from a financial point of view, to the holders of Ordinary Shares (including those represented by ADSs) of the consideration to be received pursuant to such a transaction. At a meeting of the Board held on September 9, 2021, Piper Sandler issued its oral opinion to the Board, later confirmed in a written opinion dated September 9, 2021, that, based upon and subject to the assumptions, procedures, considerations and limitations set forth in the written opinion and based upon such other factors as Piper Sandler considered relevant: (i) the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Ordinary Shares issued and outstanding prior to the Effective Time (other than Excluded Shares) and (ii) the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs issued and outstanding prior to the Effective Time (other than Excluded Shares), in each case, as of the date of the opinion. On September 12, 2021, Piper Sandler delivered a letter addressed to the Board, as of 8:00 am U.S. CT, confirming that no facts or circumstances had come to its attention since September 9, 2021 that would cause Piper Sandler to change its opinion or assumptions set forth in its written opinion dated September 9, 2021.

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The full text of the written opinion of Piper Sandler, dated September 9, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Sandler in rendering its opinion, as well as the September 12, 2021 letter, are attached as Annex B. The Piper Sandler opinion addresses only the fairness, from a financial point of view and only as of the date of the opinion, of the Per Share Merger Consideration and the Per ADS Merger Consideration, to holders of the Ordinary Shares and ADSs, respectively, as set forth in the Merger Agreement. Piper Sandler’s opinion was directed solely to the Board in connection with its consideration of the Merger Agreement and was not intended to be, and does not constitute, a recommendation to any holder of Ordinary Shares or ADSs as to how such holder should act with respect to the Merger or any other matter. Piper Sandler’s opinion was approved for issuance by the Piper Sandler Opinion Committee, and Piper Sandler has consented to the disclosure of its opinion in this Proxy Statement.

In connection with rendering the opinion described above and performing its financial analyses, Piper Sandler, among other things:

•	reviewed and analyzed the financial terms of the Merger Agreement;

•	reviewed and analyzed certain financial and other data with respect to the Company which was publicly available;

•	reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished or confirmed to us by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the two immediately preceding matters described above, as well as its business and prospects before and after giving effect to the Merger;

•	reviewed the current and historical reported prices and trading activity of the Ordinary Shares and ADSs and similar information for certain other companies deemed by Piper Sandler to be comparable to the Company;

•	compared the financial performance of the Company with that of certain other publicly traded companies that Piper Sandler deemed relevant;

•	reviewed the financial terms, to the extent publicly available, of certain business combination transactions that Piper Sandler deemed relevant; and

•	conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as Piper Sandler deemed necessary in arriving at its opinion.

The following is a summary of the material financial analyses performed by Piper Sandler in connection with the preparation of its fairness opinion, which was reviewed with, and issued verbally to the Board at a meeting held on September 9, 2021, and later confirmed in a written opinion dated September 9, 2021. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Piper Sandler or of its presentation to the Board on September 9, 2021. You are urged to, and should, read the Piper Sandler opinion in its entirety, as well as its September 12, 2021 letter, and this summary is qualified in its entirety by the written opinion of Piper Sandler, attached with the September 12, 2021 letter as Annex B hereto, which are incorporated herein.

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This summary includes information presented in tabular format, which tables must be read together with the text of each analysis summary and considered as a whole in order to fully understand the financial analyses presented by Piper Sandler. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Sandler or the Board. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 7, 2021, and is not necessarily indicative of current market conditions.

For purposes of its analyses, Piper Sandler calculated (i) the Company’s equity value implied by the aggregate Merger Consideration to be approximately $539 million,1 based on approximately 521 million Ordinary Shares (including Ordinary Shares underlying outstanding ADSs) and Ordinary Share equivalents estimated to be outstanding as of August 31, 2021, consisting of in-the-money options and warrants (calculated using the treasury stock method), and restricted and performance share awards, and (ii) the Company’s enterprise value (for the purposes of this analysis, implied enterprise value equates to implied equity value less cash and cash equivalents of $73 million plus total debt of $11 million as of June 30, 2021, referred to as “EV”) to be approximately $476 million. The foregoing calculations assume an exchange rate of 3.202 NIS per U.S. $1.00 (as of September 7, 2021). The EV implies a 9.9x multiple relative to the last twelve (12) month standalone revenue of the Company, measured from July 1, 2020 through June 30, 2021.

Financial Analyses

Historical Company Trading Analysis. Piper Sandler analyzed the aggregate Merger Consideration to be paid to the holders of Ordinary Shares and ADSs pursuant to the Merger Agreement in relation to (1) the closing price per ADS on September 7, 2021, the last full trading day included in Piper Sandler’s presentation to the Board on September 9, 2021, (2) the closing price per ADS for the one (1)-day, one (1)-week, and four (4)-week trading days prior to September 7, 2021, (3) the high and low prices for the 52-week period ended on September 7, 2021 and (4) the volume weighted average price (“VWAP”) for the preceding thirty (30)-trading day period ended September 7, 2021 For purposes of the analysis, the VWAP is calculated based off of each trading day’s closing share price and trading volume. The analysis indicated that the aggregate Merger Consideration to be paid to the holders of Ordinary Shares and ADSs pursuant to the Merger Agreement represented:

•	a premium of 49% based on the closing price per ADS of $20.85 on September 7, 2021, the last full trading day included in Piper Sandler’s presentation to the Board on September 9, 2021;

•	a premium of 49% based on the closing price per ADS of $20.75 on September 3, 2021, the trading day immediately prior to September 7, 2021;

•	a premium of 45% based on the closing price per ADS of $21.34 on August 31, 2021, the one (1)-week date prior to such trading day;

•	a premium of 70% based on the closing price per ADS of $18.19 on August 10, 2021, the four (4)-week date prior to such trading day;

•	a premium of 16% based on the intraday high price per ADS of $26.83 on February 9, 2021, constituting the high price during the fifty-two (52)-week period ended September 7, 2021;

•	a premium of 89% based on the intraday low price per ADS of $16.36 on August 17, 2021, constituting the low price during the 52-week period ended September 7, 2021; and

•	a premium of 65% based on the VWAP of $18.82 for the thirty (30) trading-day period ended September 7, 2021.

1 Subsequent to the delivery of its oral opinion on September 9, 2021, Company management provided updated warrant exercise information to Piper Sandler. Using that information, and a more current exchange rate between the NIS and the USD. Piper Sandler recalculated the aggregate Merger Consideration to be approximately $538 million. Piper Sandler deemed this difference to be immaterial to its analysis and opinion, and, as described above, subsequently delivered its confirmation letter to the Board of the Company on September 12, 2021.

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Selected Public Companies Analysis

Medical Technology – Financial Profile

Piper Sandler reviewed certain publicly available financial and stock market information of the Company and the following selected companies in the medical technology industry that are listed and publicly traded on the U.S. stock markets and that Piper Sandler deemed relevant. Piper Sandler selected companies based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	companies that operate in the medical technology industry;

•	companies that have calendar year 2020 and 2021 revenues between $25 million and $100 million;

•	companies that have 2022 revenue growth between twenty percent (20%) and fifty percent (50%); and

•	companies that have last twelve (12)-month (“LTM”) gross margins greater than seventy percent (70%).

Based on these criteria, Piper Sandler identified and analyzed the following eight (8) selected companies:

•	Cytosorbents Corporation

•	Eargo, Inc.

•	iCAD, Inc.

•	Neuronetics, Inc.

•	NeuroPace, Inc.

•	OrthoPediatrics Corporation

•	SI-BONE, Inc.

For the selected public companies analysis, Piper Sandler calculated the following valuation multiples for the Company, including as implied by the aggregate Merger Consideration, and the selected companies:

•	Enterprise value (which is defined as equity value, calculated using the treasury stock method and based on closing prices per share on September 7, 2021, plus total debt, preferred equity and noncontrolling interests (as applicable) less total cash and cash equivalents) as a multiple of (i) revenue and (ii) gross profit, in each case, for the 2020 calendar year and as estimated for calendar years 2021 and 2022.

Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings, press releases and other publicly available information. Financial data of the Company was based on publicly available information and the Company projections furnished to Piper Sandler by Company management.

The results of this analysis are summarized as follows:

Select Med Tech Financial Profile Public Companies[2]
	Itamar	High	75th%	Mean	Median	25th%	Low
EV to 2020 revenue	11.6x	19.5x	14.0	11.0x	10.2x	9.3x	2.8x
EV to projected 2021 revenue	8.6x	17.6x	13.5x	9.7x	8.4x	7.4x	2.3x
EV to projected 2022 revenue	6.0x	13.2x	11.1x	7.7x	6.6x	5.6x	1.8x
EV to 2020 gross profit	16.2x	25.0x	19.1x	14.6x	13.0x	11.6x	3.6x
EV to projected 2021 gross profit	11.7x	21.7x	17.7x	12.8x	11.9x	9.4x	3.0x
EV to projected 2022 gross profit	7.9x	16.6x	14.6x	10.1x	9.3x	7.3x	2.4x

2 Multiples are based on EV.

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No company utilized in the selected public companies analysis is identical to the Company. In evaluating the selected companies, Piper Sandler made professional judgments and assumptions with regard to industry performance, general business, macroeconomic, market and financial conditions and other matters.

iRhythm Technologies, Inc. – Financial Profile

In addition to the foregoing analysis, Piper Sandler also applied the same analysis to an additional U.S. publicly traded medical technology company, iRhythm Technologies, Inc. (“iRhythm”), using financial data that was based on publicly available research analysts’ estimates, public filings, press releases and other publicly available information.

The results of this analysis are summarized as follows:

	Itamar	iRhythm Technologies, Inc.[3]
EV to 2020 revenue	11.6x	5.0x
EV to projected 2021 revenue	8.6x	4.1x
EV to projected 2022 revenue	6.0x	3.8x
EV to 2020 gross profit	16.2x	6.8x
EV to projected 2021 gross profit	11.7x	5.6x
EV to projected 2022 gross profit	7.9x	5.1x

Similar to the other selected public companies, iRhythm is not identical to the Company. In evaluating iRhythm, Piper Sandler made professional judgments and assumptions with regard to industry performance, general business, macroeconomic, market and financial conditions and other matters.

Selected Precedent Transactions Analysis.

Medical Technology – Financial Profile

Piper Sandler reviewed precedent transactions involving privately owned or publicly traded target companies in the medical technology industry that Piper Sandler deemed relevant. Piper Sandler selected these transactions based on information obtained by searching SEC filings, publicly available disclosures and company presentations, press releases, and other sources and by applying the following criteria:

•	transactions in which the acquiring company purchased a controlling interest of the target;

•	transactions that were announced or completed between January 1, 2012 and the date of Piper Sandler’s opinion and subsequently closed or were in process of closing;

•	targets with forward twelve (12) month (“FTM”) revenue growth estimated to be between twenty percent (20%) and fifty percent (50%);

•	targets with LTM gross margin greater than 70%; and

•	targets with LTM and FTM revenue between $25 million and $100 million.

3 Multiples are based on EV.

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Based on these criteria, Piper Sandler identified and analyzed the following six (6) selected transactions ordered by reverse chronological order:

Target	Acquirer
Solmetex, LLC	Avista Capital Partners, L.P.

Paradigm Spine, LLC	RTI Surgical, Inc.

Cianna Medical, Inc.	Merit Medical Systems, Inc.

Ellipse Technologies, Inc.	NuVasive, Inc.

China Kanghui Holdings	Medtronic, Inc.

Freedom Innovations, LLC	Health Evolution Partners

Piper Sandler reviewed transaction enterprise values of the selected transactions for the target involved in such transactions plus total debt, preferred equity and noncontrolling interests (as applicable) less total cash and cash equivalents. Piper Sandler then calculated each of those transaction enterprise values as a multiple of: (i) LTM revenue, (ii) FTM revenue, (iii) LTM gross profit and (iv) FTM gross profit, in each case, where LTM and FTM were determined as of the applicable announcement dates of such transactions.

Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings, press releases, other publicly available information and other sources. Financial data of the Company were based on publicly available information and the Company projections furnished to Piper Sandler by Company management. LTM revenues and LTM gross profit for the Company were based on historical financial data for the twelve (12) months ended June 30, 2021. Projected FTM revenues and FTM gross profit for the Company were for the twelve (12) months beginning June 30, 2021, and were based on estimates provided by the Company’s management team.

The results of this analysis are summarized as follows:

Selected Med Tech Financial Profile M&A Transactions[4]
	Itamar	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue	9.9x	12.9x	10.2x	7.4x	6.6x	4.7x	3.8x
EV to FTM revenue	6.8x	9.8x	7.1x	5.5x	5.1x	3.5x	3.0x
EV to LTM gross profit	13.8x	18.2x	13.6x	9.7x	7.9x	6.4x	5.3x
EV to FTM gross profit	9.0x	14.0x	9.6x	7.2x	6.0x	4.5x	4.3x

Remote Cardiac Monitoring – Financial Profile

In addition, Piper Sandler also selected three (3) recent precedent transactions involving target companies in the remote cardiac monitoring industry that Piper Sandler deemed relevant. All three (3) transactions were announced between December 18, 2020 and January 21, 2021.

The transactions selected are as follows, in reverse chronological order:

Target	Acquirer
Preventice Solutions, Inc.	Boston Scientific Corporation

Bardy Diagnostics, Inc.	Hill-Rom Holdings, Inc.

BioTelemetry, Inc.	Koninklijke Philips N.V.

4 Multiples are based on EV.

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Piper Sandler applied the same analysis to these transactions as was used in the preceding six (6) transactions described above. The results of this analysis are summarized as follows:

Selected Remote Cardiac Monitoring M&A Transactions[5]
	Itamar	High	75th%	Mean	Median	25th%	Low
EV to LTM revenue	9.9x	12.2x	12.2x	8.8x	7.9x	6.3x	6.3x
EV to FTM revenue	6.8x	9.8x	9.8x	7.1x	6.1x	5.3x	5.3x
EV to LTM gross profit	13.8x	20.4x	20.4x	15.3x	15.4x	10.1x	10.1x
EV to FTM gross profit	9.0x	16.3x	16.3x	12.0x	11.0x	8.6x	8.6x

No transaction utilized in the selected precedent transactions analysis is identical to the Company. In evaluating the selected transactions, Piper Sandler made judgments and assumptions with regard to industry performance, general business, macroeconomic, market and financial conditions and other matters.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Piper Sandler calculated an estimated range of theoretical values for the Company based on the net present value of (i) projected unlevered free cash flows from the second (2nd) half of fiscal 2021, consisting of the third and fourth (4th) fiscal quarters 2021, to fiscal year 2030 (the fiscal years 2026 to 2030 projections being referred to herein as the “Longer Range Projections”), discounted back to June 2021, based on the Company Projections furnished to Piper Sandler by the Company management (see “The Merger— Management Internal Financial Projections” above) or, with respect to the Longer Range Projections, prepared by Piper Sandler, discussed with the Company’s management, reviewed by the Company’s management at a high level and confirmed by the Company’s management thereafter for Piper Sandler’s use solely for the purpose of performing a discounted cash flow, plus (ii) a terminal value at fiscal year 2030, based upon perpetuity growth rates, discounted back to June 2021. The unlevered free cash flows for each year were calculated from the Company projections as: adjusted EBITDA less depreciation and amortization, less income tax expense, plus depreciation and amortization, plus stock-based compensation, less capital expenditures and less the change in net working capital. Piper Sandler assumed a 23% income tax rate (i.e., the Israeli corporate tax rate), which was partially offset (through 2027) in Piper Sandler’s analysis by the Company’s net operating loss benefit at June 30, 2021. Such Longer Range Projections were prepared by Piper Sandler, discussed with the Company’s management, reviewed by the Company’s management at a high level and confirmed by the Company’s management thereafter for Piper Sandler’s use solely for the purpose of performing a discounted cash flow. In addition, Piper Sandler used assumption that the annual change in working capital was equal to 10.0% of the annual change in revenue for purposes of its discounted cash flow analysis. The Longer Range Projections are as follows:

	Actual			Management Projections						Longer-Range Projections
($ in millions)	2019	2020	LTM	FTM	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

Revenue	$31	$41	$48	$70	$55	$79	$112	$153	$208	$268	$334	$403	$472	$537

COGS	7	12	14	17	14	19	26	34	46	58	72	87	101	113
Gross Profit	$25	$29	$34	$53	$41	$60	$86	$119	$162	$210	$262	$316	$371	$424

Sales & Marketing	18	24	27	36	30	42	56	74	94	118	144	169	193	215
Research & Development	4	6	8	12	11	14	17	21	26	33	40	47	53	59
General & Administrative	5	7	9	12	11	13	17	20	23	29	35	42	48	54
Operating Expenses	$27	$37	$44	$60	$52	$69	$90	$115	$142	$180	$219	$258	$295	$327

Non-IFRS Operating Income / (Loss)	$(3)	$(8)	$(10)	$(7)	$(11)	$(9)	$(4)	$4	$20	$30	$43	$58	$76	$97

Adjusted EBITDA Calculation

Operating Income / (Loss)	(3)	(8)	(10)	(7)	(11)	(9)	(4)	4	20	30	43	58	76	97
Depreciation & Amortization	1	2	2	3	2	3	4	5	7	9	12	14	15	17
Stock-based Compensation	1	2	3	3	3	4	4	5	6	8	10	12	14	16
Adj. EBITDA	$0	$(4)	$(5)	$(1)	$(6)	$(2)	$4	$14	$33	$47	$65	$84	$105	$130

The terminal values of the Company were calculated by applying the Company’s fiscal year 2030 unlevered free cash flows to a selected range of perpetuity growth rates of 2.5% to 3.5%, with a mid-point of 3.0% based on Piper Sandler’s professional judgment.

Piper Sandler performed a discounted cash flow analysis by calculating the range of net present values for the period from the second half of 2021 to fiscal year 2030 based on a discount rate ranging from 10.3% to 12.3%, with a mid-point of 11.3%, reflecting estimates of the Company’s weighted average cost of capital. Piper Sandler derived these discount rates by application of the capital asset pricing model, which requires certain Company-specific inputs, including a market capitalization size risk premium, as well as certain financial metrics for the United States financial markets generally.

This analysis indicated the following approximate implied equity value per ADS reference ranges for the Company, as compared to the aggregate Merger Consideration:

Merger Consideration	Implied Equity Value per ADS Reference Ranges:
$31.00 per ADS	$28.14 – $40.94

5 Multiples are based on EV.

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Other Information

Piper Sandler observed certain additional information that was not considered part of its financial analysis for its fairness opinion but was noted for reference only, including the following:

Premiums Paid Analysis. Piper Sandler reviewed publicly available information for selected completed or pending precedent transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction (which represent undisturbed trading prices to the extent publicly available and applicable). Piper Sandler selected these transactions from the SEC database and applied, among others, the following criteria:

•	companies operating in the broader medical technology industry having an enterprise value between $250 million and $750 million; and

•	transactions that were announced between January 1, 2012 and the date of Piper Sandler’s opinion and that subsequently closed or were in process of closing.

Piper Sandler performed premiums paid analyses on 15 transactions that satisfied these criteria. Piper Sandler calculated, for this period, the premium represented by the prices per share paid in these transactions relative to the target companies’ trading price per share at one (1)-day, one (1)-week and four (4)-weeks prior to the undisturbed date (to the extent publicly available and applicable) or prior to announcement (to the extent there was no undisturbed date). The following were the resulting approximate implied equity value per ADS reference ranges for the Company, as compared to the aggregate Merger Consideration:

		Selected Transactions
	Itamar	High	75th%	Mean	Median	25th%	Low
Premium 1 week prior (to announcement of Merger)	45%	68%	45%	31%	35%	11%	5%
Premium 4 weeks prior (to announcement of Merger)	70%	87%	49%	36%	33%	18%	6%

Company Analyst Price Targets. Piper Sandler also noted for the Board the following additional information that was not relied upon in rendering its opinion, but was provided for informational purposes. Piper Sandler reviewed selected Wall Street research equity analyst per ADS target prices for the ADSs as of September 7, 2021. The range of these target prices was $29.00 to $36.00, with an average target price of $31.48.

Miscellaneous

The summary set forth above does not contain a complete description of the analyses performed by Piper Sandler, but does summarize the material analyses performed by Piper Sandler in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Sandler believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Sandler opinion. In arriving at its opinion, Piper Sandler considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, Piper Sandler made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Piper Sandler’s view of the actual value of the Ordinary Shares or ADSs.

None of the selected companies or transactions used in the analyses above is directly comparable to the Company or the transactions contemplated by the Merger Agreement, including the Merger. Accordingly, an analysis of the results of the comparisons is not purely mathematical; rather, it involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the selected companies and target companies in the selected transactions and other factors that could affect the public trading value or transaction value of the companies involved.

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Piper Sandler performed its analyses solely for purposes of providing its opinion to the Board. In performing its analyses, Piper Sandler made numerous assumptions with respect to the capital markets, industry performance, general business and economic conditions and other matters. Certain of the analyses performed by Piper Sandler are based upon forecasts of future results furnished to Piper Sandler, or otherwise approved, or confirmed by the Company’s management, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. Piper Sandler does not assume responsibility if future results are materially different from forecasted results.

Piper Sandler’s opinion was one of many factors taken into consideration by the Board in making the determination to approve the Merger Agreement and recommend that the holders of Ordinary Shares vote in favor of the Merger. The above summary does not purport to be a complete description of the analyses performed by Piper Sandler in connection with the opinion or of its presentation to the Board on September 9, 2021, and is qualified in its entirety by reference to the written opinion of Piper Sandler attached as Annex B hereto.

Piper Sandler relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to Piper Sandler or discussed with or reviewed by Piper Sandler. Piper Sandler further relied upon the assurances of the management of the Company that the financial information provided to Piper Sandler was prepared on a reasonable basis in accordance with industry practice, and that they were not aware of any information or facts that would make any information provided to Piper Sandler incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of Piper Sandler’s opinion, Piper Sandler assumed that, with respect to the Company projections and other forward-looking information prepared by management and reviewed by Piper Sandler, such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. Piper Sandler expressed no opinion as to any such Company projections or forward-looking information or the assumptions on which they were based. Piper Sandler relied, with the Company’s consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the transactions contemplated by the Merger Agreement.

Piper Sandler relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Merger Agreement and all other documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis, (iii) the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, Piper Sandler assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

In arriving at its opinion, Piper Sandler did not perform any appraisals or valuations of any specific assets or liabilities of the Company (fixed, contingent or other) and was not furnished or provided with any such appraisals or valuations, nor did Piper Sandler evaluate the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by Piper Sandler in connection with its opinion were going concern analyses. Piper Sandler expressed no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, Piper Sandler undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, its opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. Piper Sandler also assumed that neither the Company nor Parent is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

Piper Sandler’s opinion was necessarily based upon the information available to it and facts and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Piper Sandler expressed no opinion as to the price at which the Ordinary Shares or the ADSs may trade following announcement of the Merger or at any future time. Other than with respect to the confirmation contained in the September 12, 2021 letter, Piper Sandler did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of its opinion and does not have any obligation to update, revise or reaffirm its opinion.

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Piper Sandler’s opinion addressed solely the fairness, from a financial point of view, to holders of Ordinary Shares, including the Ordinary Shares represented by ADSs, issued and outstanding prior to the Effective Time (other than Excluded Shares), of the Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, as set forth in the Merger Agreement, and did not address any other terms or agreement relating to the Merger or any other terms of the Merger Agreement. Piper Sandler was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Parent’s ability to fund the aggregate Merger Consideration, any other terms contemplated by the Merger Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, Piper Sandler expressed no opinion with respect to the amount or nature of the compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by the holders of Ordinary Shares or ADSs in the Merger or with respect to the fairness of any such compensation.

Information About Piper Sandler

As a part of its investment banking business, Piper Sandler is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. The Board selected Piper Sandler to be its financial advisor and render its fairness opinion in connection with the transactions contemplated by the Merger Agreement on the basis of such experience and its familiarity with the Company.

Piper Sandler acted as a financial advisor to the Company in connection with the Merger and will receive a fee, currently estimated to be approximately $10.5 million, from the Company. A significant portion of Piper Sandler’s fee is contingent upon consummation of the Merger. $500,000 of such fee has been earned by Piper Sandler for rendering its fairness opinion, has been paid by the Company to Piper Sandler, and is creditable against the total fee. The opinion fee was not contingent upon the consummation of the Merger or the conclusions reached in Piper Sandler’s opinion. The Company has also agreed to indemnify Piper Sandler against certain liabilities and reimburse Piper Sandler for certain expenses in connection with its services.

Within the past three (3) years, Piper Sandler has acted as lead underwriter for the Company’s January 2020 and February 2021 public offerings of ADSs, for which it received underwriting fees in the total amount of $4.2 million. In addition, Piper Sandler acted as financial advisor to Respicardia, Inc. in connection with a December 2017 financing transaction, as a result of which it received, in April 2021, $2.6 million in fees from Parent in connection with the closing of a long-standing option that Parent had to acquire the remaining equity of Respicardia, Inc. In addition, in the ordinary course of its business, Piper Sandler and its affiliates may actively trade securities of the Company and Guarantor for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Piper Sandler may also, in the future, provide investment banking and financial advisory services to the Company or Parent or entities that are affiliated with the Company or Parent, for which Piper Sandler would expect to receive compensation.

Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s research department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the opinions of Piper Sandler’s investment banking personnel.

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Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of the Company’s shareholders in general. The Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company’s shareholders vote to approve the Merger Agreement.

Company Shares

As of October 6, 2021, the executive officers and directors of the Company (sixteen (16) persons) beneficially owned (directly or via ADSs) an aggregate of 49,487,255 Ordinary Shares, or 9.7% of the outstanding Ordinary Shares. For beneficial ownership of Ordinary Shares by our directors and executive officers, including how beneficial ownership was calculated, see “Security Ownership of Certain Beneficial Owners and Management” beginning on page 94. Outstanding Company Shares held by executive officers and directors of the Company will be treated in the Merger in the same manner as Company Shares held by all other holders of the Company Shares (i.e., they will be canceled and entitle the holders thereof to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable).

Company Options and Company RSUs

The equity awards held by the Company’s non-employee directors and executive officers will be treated as described under the section of this Proxy Statement entitled “The Merger Agreement—Treatment of Company Warrant and Equity Awards.”

As of October 6, 2021 our directors and executive officers held, in the aggregate, a total of 28,455,962 Company Options and 2,415,314 Company RSUs, of which (i) our directors hold, in the aggregate, 3,410,000 Company Options (with exercise prices ranging from $0.35 to $0.9 per Ordinary Share) and 70,445 Company RSUs (with an exercise price of $0 per Ordinary Share), (ii) Mr. Glick holds 13,289,612 Company Options (with exercise prices ranging from $0.38 to $0.53 per Ordinary Share) and 1,633,954 Company RSUs (with an exercise price of $0.09 per Ordinary Share), and (iii) our other executive officers hold, in the aggregate, 11,756,350 Company Options (with exercise prices ranging from $0.31 to $0.73 per Ordinary Share) and 710,915 Company RSUs (with an exercise price of $0 per Ordinary Share). Pursuant to the terms of the equity awards held as of October 6, 2021 by our directors and executive officers, and assuming that the Merger is completed as of December 15, 2021, a total of 8,627,439 Company Options that are unvested and 1,102,243 Company RSUs that are unvested held, in the aggregate, by our directors and executive officers will accelerate in connection with the consummation of the Merger, of which (i) our directors hold, in the aggregate, 1,320,000 unvested Company Options (with exercise prices ranging from $0.45 to $0.9 per share) that will accelerate in connection with the consummation of the Merger, (ii) Mr. Glick holds 3,962,853 unvested Company Options (with exercise prices ranging from $0.38 to $0.39 per share) and 609,232 unvested Company RSUs (with an exercise price of $0.09 per share) that will accelerate in connection with the consummation of the Merger, and (iii) our other executive officers hold, in the aggregate, 3,344,585 unvested Company Options (with exercise prices ranging from $0.34 to $0.53 per share) and 493,011 unvested Company RSUs (with exercise price of $0 per share) that will accelerate in connection with the consummation of the Merger.

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Change in Control Provisions of Employment Arrangements.

There are no change in control provisions in our employment agreements that would be triggered in connection with the Merger and other Transactions. However, all of our executive officers are entitled to accelerated vesting of some or all of their outstanding Company Options and Company RSUs granted to them, in connection with a change in control of the Company (as described under the heading “Company Options and Company RSUs” above), in each case, pursuant to such executive officers’ individual equity-based award agreements that were in place prior to the execution of the Merger Agreement.

Indemnification and Insurance

From and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Company, the Surviving Company and Parent will indemnify and hold harmless all of our and our subsidiaries’ past and present directors and officers (collectively, together with such persons’ heirs, executors, administrators and assigns, the “Covered Persons”) to the fullest extent permitted by law (i) against any costs and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time and (ii) for acts or omissions occurring in connection with the process resulting in and the approval of the Merger Agreement and the consummation of the Transactions.

In addition, from and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Company, the Surviving Company and Parent will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any action or investigation with respect to the matters subject to indemnification described in the immediately preceding paragraph in accordance with the procedures (if any) set forth (a) in the Company’s or any of its subsidiaries’ articles of association (or, to the extent applicable, other organizational or governance documents) and (b) in indemnification agreements, if any, in existence on the date of the Merger Agreement.

For not less than seven (7) years from and after the Effective Time, the articles of association of the Surviving Company will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the articles of association and other organizational documents of the Company and its subsidiaries. If any action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification under the Merger Agreement on or prior to the seventh (7th) anniversary of the Effective Time, the obligations described above will continue in effect until the final disposition of such action or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of the Merger Agreement with any of the directors, officers or employees of the Company or any of its subsidiaries will be assumed by the Surviving Company, and will continue in full force and effect in accordance with their terms.

The Merger Agreement also provides that for not less than seven (7) years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than our and our subsidiaries’ existing policies relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the Closing, but in such case shall purchase as much coverage as is available for such amount.

Under the Merger Agreement, prior to the Effective Time, the Company will purchase (in consultation with Parent) prepaid “tail” policies which provide the Covered Persons with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including the Transactions. If the Company obtains these prepaid policies, the Surviving Company will maintain such policies in full force and effect and will continue to honor the obligations thereunder.

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Employee Benefits Following the Effective Time

The Merger Agreement provides that Parent will, or will cause the Surviving Company or a subsidiary or affiliate of Parent to, provide each employee of the Company or its subsidiaries who continues to be employed by Parent, the Surviving Company or a subsidiary or affiliate of Parent following the Effective Time with certain compensation and benefits during the period commencing at the Effective Time and ending December 31, 2022, as described below in the section of this Proxy Statement entitled “The Merger Agreement—Employee Benefits.”

Arrangements with Parent

As of the date of this Proxy Statement, none of our executive officers has entered into any agreement with Parent or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one (1) or more of its affiliates. Prior to or following the Closing Date, subject to the approval of the Board, certain of our executive officers may have discussions, or may enter into agreements with, Parent or Merger Sub or their respective affiliates regarding employment with, or the right to purchase or participate in the equity of, the Surviving Company or one or more of its affiliates.

Support Agreements

On September 13, 2021, the Supporting Shareholders entered into the Support Agreement. The Supporting Shareholders beneficially own approximately 18.8% of the voting power of the Company’s outstanding capital stock. Pursuant to the Support Agreement, the Supporting Shareholders have agreed, among other things, to vote their respective beneficially owned capital stock of the Company in favor of the approval of the Merger, and against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement. The obligations of the Supporting Shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

Certain Bonus and Other Payments.

In connection with the Transactions, the Company may adopt a (i) cash transaction bonus program for certain employees (including executive officers) and (ii) a cash retention bonus program, in each case, to be paid immediately prior to Closing, and subject to such recipient’s continued service through the Closing of the Merger, in an aggregate amount for both programs of up to $4.2 million, approximately $600,000 of which will be payable, in the aggregate, to the executive officers of the Company (excluding the Chief Executive Officer of the Company, who will not receive any payments under such programs) as described below in the section of this Proxy Statement entitled “The Merger Agreement—Employee Benefits.”

Financing of the Merger

The Merger is not conditioned on Parent obtaining the proceeds of any financing. The Company anticipates that the total funds necessary to complete the transactions contemplated under the Merger Agreement, including the Merger, will be approximately $539 million. Parent has access to sufficient cash to fund the acquisition and has represented to the Company that it will have sufficient funds to pay all cash amounts required to be paid by Parent under the Merger Agreement at the Closing Date. These funds include the funds needed to:

•	pay the Company’s shareholders and warrant holders the amounts due under the Merger Agreement; and
•	make payments in respect of certain of the Company’s outstanding equity-based awards pursuant to the Merger Agreement.

In addition, Guarantor absolutely, irrevocably and unconditionally guarantees to the Company the full and punctual payment of Parent’s and Merger Sub’s obligations under the Merger Agreement, including any liabilities arising out of a breach of or non-compliance with the Merger Agreement.

Closing and Effective Time

The Closing Date will be no later than the third (3rd) business day following the satisfaction or waiver in accordance with the Merger Agreement of all of the conditions to closing of the Merger (as described under the caption “The Merger Agreement—Conditions to the Closing of the Merger”), other than conditions that by their terms are to be satisfied at the closing, but subject to the satisfaction or waiver of such conditions, or such other date agreed upon by the Company and Parent. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a Certificate of Merger. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger, which shall be deemed to be the Effective Time.

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No Appraisal Time

Under Israeli law, the Company’s shareholders are not entitled to statutory appraisal rights in connection with the Merger.

Material U.S. Federal and Israeli Income Tax Consequences of the Merger

Material U.S. Federal Income Tax Consequences

The receipt by a U.S. Holder (as defined in “The Merger— Material U.S. Federal and Israeli Income Tax Consequences of the Merger—Material U.S. Federal Income Tax Consequences”) of cash in exchange for Company Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in Company Shares that it exchanges therefor.

The following discussion is a summary of material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) but does not purport to be a complete analysis of all potential tax effects. This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non-U.S. tax considerations. This discussion is based on and subject to the Code, the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. We do not intend to seek any rulings from the IRS with respect to the Merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

The following discussion assumes that the Merger will be consummated as described in this Proxy Statement and applies only to U.S. Holders that hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holders in light of any U.S. Holder’s personal circumstances, including any tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax, or to any U.S. Holders subject to special treatment under the Code, including:

•	banks, thrifts, mutual funds and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	brokers or dealers in securities;

•	tax-exempt organizations or governmental organizations;

•	insurance companies;

•	dealers or brokers in securities or foreign currency;

•	individual retirement and other deferred accounts;

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who hold their Company Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction;

•	persons who purchase or sell their Company Shares as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

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•	persons who hold their Company Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of Company Shares;

•	persons who are not exchanging Company Shares for cash pursuant to the Merger; and

•	persons who received their Company Shares pursuant to the exercise of employee stock options or other compensation arrangements.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Company Shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Merger and of the ownership and disposition of Company Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States as determined under U.S. federal income tax rules;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS HOLDERS OF COMPANY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Exchange of the Shares for Cash Pursuant to the Merger Agreement

The receipt by a U.S. Holder of cash in exchange for Company Shares as a result of the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives as a result of the Merger and its aggregate adjusted tax basis in the Company Shares that it exchanges therefor.

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Any gain or loss recognized by a U.S. Holder generally would be long-term capital gain or loss if the Company Shares surrendered were held for more than one (1) year as of the effective date of the Merger and would be short-term capital gain or loss if the Company Shares surrendered were held for one (1) year or less as of the effective date of the Merger. A reduced tax rate generally will apply to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares. Any gain or loss recognized by a U.S. Holder will generally be U.S.-source gain or loss for foreign tax credit purposes.

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the Merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Company Shares exchanged in the Merger.

A non-U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation in which it owns, directly or indirectly, at least 25% interest (by value) is taken into account. Under the PFIC rules, if a non-U.S. corporation were considered a PFIC at any time during which a holder held shares in such non-U.S. corporation, then the non-U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non-U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on the historical composition of the Company’s income, assets, and operations, the Company believes that it was not a PFIC for any completed taxable year ending on or after December 31, 2018 (the taxable year in which the Company listed its Ordinary Shares and American Depositary Shares on Nasdaq) through and including the taxable year ended December 31, 2020 and the Company does not expect to be treated as a PFIC for the current taxable year. However, given that the annual PFIC determination is fundamentally factual in nature and is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations, there can be no assurance that the Company was not or will not be classified as a PFIC for one (1) or more of such taxable years. The Company has not made any determination regarding its PFIC status for any taxable year ending on or before December 31, 2017 and cannot provide any assurance that the Company was not a PFIC for one (1) or more such taxable years. The Company also cannot provide any assurances that the Company will assist holders in determining whether the Company was a PFIC during such period.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Company Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such shares, including an exchange of such shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Company Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of exchanging Company Shares pursuant to the Merger.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding in respect of the payment of cash in exchange for Company Shares in the Merger. Backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W-9, or otherwise establishes an exemption.

Generally, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each holder should consult such holder’s tax advisor regarding the information reporting and backup withholding tax rules.

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Material Israeli Tax Consequences

Following is a discussion of certain tax consequences of the Merger under Israeli tax laws to holders of Company Shares. As contemplated in the Merger Agreement, we intend to request tax rulings from the Israel Tax Authority with respect to, among other things, (i) exemption of Company shareholders (including holders of ADSs) who are non-Israeli residents and who meet certain conditions from withholding of Israeli tax on payments of the Merger Consideration payable to them, and (ii) the application of Israeli tax withholding and other Israeli tax treatment applicable to holders of Company Options and Company RSUs issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO. If and when these tax rulings are finalized, we will issue a press release or furnish a Form 6-K or other document with the SEC and ISA describing the scope of the exemptions provided by the tax rulings. There can be no assurance that such rulings will be granted before the Closing or at all, or that if obtained, such rulings will be granted under the conditions requested by us.

Israeli Capital Gains Tax

As a consequence of the Merger, holders of Company Shares will be treated under Israeli tax laws as having sold their Company Shares in the Merger.

When an Israeli company is sold its shareholders are generally subject to Israeli taxation. The ITO distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals, and if such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, one of the following: (i) at least ten percent (10%) of our issued and outstanding Ordinary Shares, (ii) at least ten percent (10%) of the voting rights of Itamar, (iii) the right to receive at least ten percent (10%) of our profits or assets upon liquidation, (iv) the right to appoint a manager/director, or (v) the right to instruct any other person to do any of the foregoing (a “Significant Shareholder”) on the date of sale or on any date falling within the 12 month period preceding that date of sale, the Real Capital Gain of such Significant Shareholder would be subject to Israeli taxation at a rate of 30%. The capital gains tax rate applicable to the Real Capital Gain is 23% for corporations. An additional tax at a rate of three percent (3%) (“Surtax”) on the Real Capital Gain may be imposed upon individual shareholders (Israeli and non-Israeli residents), whose annual income from all sources that is taxable in Israel exceeds a certain amount (NIS 647,640 in 2021). The Inflationary Surplus is generally exempt from tax.

Shareholders of a company, such as Itamar, whose shares are traded on the TASE or on a regulated market outside of Israel, such as Nasdaq, who are non-Israeli residents and purchased their shares after the listing of our Ordinary Shares on the TASE or said regulated market outside of Israel, whichever is earlier (which means, in the case of Itamar, non-Israeli residents who purchased Company Shares after March 13, 2007), would generally be exempt from Israeli capital gains tax, provided that certain conditions (which may vary depending on the date the Company Shares were purchased) are met (including that the capital gain is not realized through a permanent establishment that the non-Israeli resident shareholder maintains in Israel).

However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, twenty-five percent (25%) or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of Company Shares by a non-Israeli resident may be exempt from Israeli capital gains tax (or subject to tax at a reduced rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate or ruling from the Israel Tax Authority allowing for an exemption or a reduced tax rate). Under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax generally will not apply to the disposition of securities by a “resident of the United States” (as defined in the U.S.-Israel Tax Treaty) (a “U.S. Treaty Resident”) who holds the securities as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty. However, such exemption will not apply if (i) the capital gains arising from such disposition are attributed to real estate located in Israel; (ii) the capital gains arising from such disposition are attributed to royalties; (iii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident that is maintained in Israel, under certain terms, (iv) the U.S. Treaty Resident holds, directly or indirectly, securities representing ten percent (10%) or more of the voting rights during any part of the twelve (12)-month period preceding the effective time of the sale, subject to certain conditions; or (v) the U.S. Treaty Resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.

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Other countries are party to tax treaties with Israel that, subject to the provisions of those treaties, may exempt a non-Israeli resident shareholder from Israeli tax. You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of Merger Consideration.

You are urged to consult with your own tax advisor for a full understanding of the Israeli tax consequences of the Merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.

Israeli Tax Withholding

Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the Merger, absent receipt by Itamar of a tax ruling from the Israel Tax Authority prior to closing of the Merger, all of our shareholders (including holders of ADSs) will be subject to Israeli tax withholding at the rate of twenty-five percent (25%) (for individuals) and twenty-three percent (23%) (for corporations) on the gross Merger Consideration (unless the shareholder, or holder of ADSs, requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority, as described below), and Parent or the exchange agent will withhold and deduct from the Merger Consideration an amount equal to twenty-five percent (25%) (for individuals), and twenty-three percent (23%) (for corporations) or such other reduced tax rate as stipulated in the certificate obtained, as applicable, of the gross Merger Consideration received by such shareholder or holder of ADSs.

As contemplated in the Merger Agreement, we intend to file requests for tax rulings from the Israel Tax Authority with respect to, among other matters, (i) exemption from withholding of Israeli tax on payments of Merger Consideration paid to Company shareholders (including holders of ADSs) who are non-Israeli residents and who meet certain conditions (to which we sometime refer to herein as the “Withholding Tax Ruling”), and (ii) the application of Israeli tax withholding and other Israeli tax treatment to holders of Company Options and Company RSUs issued to certain directors and employees under Section 102 of the ITO and to certain directors and others under Section 3(i) of the ITO (to which we refer to herein as the “Options Tax Ruling”).

There can be no assurance that such rulings will be granted before the Closing or at all or that, if obtained, such rulings will be granted under the conditions requested by us.

Exemptions from Israeli tax withholding (or a reduced tax rate) may also be available to certain holders of Company Shares under relevant tax treaties with Israel or under certain provisions of the ITO.

Regardless of whether we obtain the Withholding Tax Ruling from the Israel Tax Authority, any holder of Company Shares who believes that it is entitled to such an exemption (or a reduced tax rate) may separately apply to the Israel Tax Authority to obtain a certificate of exemption from withholding or an individual tax ruling providing an exemption from withholding or withholding at a reduced rate, and submit such certificate of exemption or ruling to the exchange agent at least three (3) business days prior to the date that is 180 days following the Closing Date (or such longer period as may be provided by Parent or the Surviving Company). If Parent or the exchange agent receive a valid exemption certificate or tax ruling (in form and substance reasonably satisfactory to Parent and the Exchange Agent) at least three (3) business days prior to the date that is 180 days following the Closing Date (or such longer reasonable period as may be provided by Parent), then the withholding (if any) of any amounts under the ITO, from the consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.

The Israeli tax withholding consequences of the Merger to Company shareholders and holders of Company Options and Company RSUs issued subject to Section 102 of the ITO may vary depending upon the particular circumstances of each shareholder or holder of Company Options and Company RSUs, as applicable, and the final tax rulings issued by the Israel Tax Authority (if obtained). To the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability.

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Subject to the specific terms of the Withholding Tax Ruling (if obtained), the determination of whether a person is deemed a “resident of Israel” for Israeli tax purposes may be based on a Declaration of Status form (which may require shareholders and holders of ADSs to provide certain supporting documentation) to be completed by each shareholder or holder of ADSs. If so required by the Withholding Tax Ruling, a form of such Declaration of Status shall be made available to shareholders and holders of ADSs.

Shareholders who received or acquired their Company Shares or were granted Company Options or Company RSUs under one or more of our equity-based incentive plans, or otherwise as compensation for employment or services provided to us, may be subject to different tax rates.

As noted, we also intend to file a request for the Options Tax Ruling. The Options Tax Ruling, if obtained, would confirm, among other things that: (i) the cancellation and exchange of the equity-based awards granted under Section 102 of the ITO and conversion of the shares issued to holders of Section 102 awards shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the ITO) so long as the applicable Merger Consideration is deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the applicable Merger Consideration with the 102 Trustee shall not be subject to any Israeli withholding tax obligation (which ruling may be subject to customary conditions regularly associated with such a ruling). If no Options Tax Ruling is obtained for holders of Company Options, Company RSUs and shares subject to Section 102 of the ITO, such holders will be subject to Israeli tax withholding on the gross Merger Consideration at the fixed rate of 25% or at such holders’ marginal tax rates under Israeli law for ordinary income, and may be also subject to withholding for national insurance contributions and Surtax, depending on the specific circumstances of such holders and the terms and the timing of the grants of Company Options, Company RSUs or shares to such holders. In such event, Parent, the exchange agent or the 102 Trustee will withhold and deduct from the Merger Consideration at such rates on the gross Merger Consideration received as explained above.

The Israeli tax rulings described above may not be obtained or may contain such provisions, terms and conditions as the Israel Tax Authority may prescribe, which may be different from those detailed above. Certain categories of shareholders and holders of ADSs, such as holders of 5% or more of the outstanding Ordinary Shares of the Company, are expected to be excluded from the scope of any eventual ruling granted by the Israel Tax Authority, and the final determination of the type of holders of Company Shares who will be included in such categories will be based on the outcome of the discussions with the Israel Tax Authority. If Parent or the exchange agent deducts any amount from the Merger Consideration payable to you in respect of Israeli withholding tax obligations, you should consult your tax advisor concerning the possibility of obtaining a refund from the Israel Tax Authority of any such withheld amounts.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

The Company, Parent and Merger Sub have each agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate the Transactions, including the Merger, as soon as practicable after the date of the Merger Agreement.

In considering the various conditions that must be satisfied prior to the completion of the Merger, the Board specifically considered the various regulatory filings and approvals that would be necessary to complete the Merger, including receipt of the regulatory approvals described below.

Antitrust Filing under the HSR Act.

Under the HSR Act and the rules promulgated thereunder, certain transactions exceeding the applicable thresholds require notification to the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) and expiration or termination of the applicable waiting period before the transaction can be consummated, unless an exemption applies. The Company and Parent have determined that notification of the Merger to the FTC and DOJ under the HSR Act is required because the Merger exceeds the applicable thresholds and no exemption applies.

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At any time before or after consummation of the Merger, even in the event of termination of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Merger, even in the event of termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. The expiration or early termination of the waiting period under the HSR Act is a condition to the parties’ obligation to effect the closing of the Merger. The waiting period will expire at 11:59 PM ET on Wednesday, October 27, 2021, unless extended by the FTC or the DOJ following the date of this Proxy Statement.

Israeli Competition Authority

Under the Israeli Competition Law and the rules promulgated thereunder, certain transactions exceeding the applicable thresholds require notification to the Israeli Competition Authority and expiration or termination of the applicable waiting period before the transaction can be consummated, unless an exemption applies. To that end, we and Parent have filed the required notification with the Israeli Competition Authority. Receipt of approval from the Israeli Competition Authority, or the expiration of the statutory review period under the Israeli Competition Law, is a condition to the Closing.

Israeli Tax Rulings

Parent and the Company have agreed to request certain rulings from the Israel Tax Authority (as defined in the Merger Agreement). See “—Material Israeli Tax Consequences.”

Israeli Innovation Authority

Due to the funding the Company received from the Israeli Innovation Authority (“IIA”) (formerly, the Office of the Chief Scientist of the Ministry of Economy and Industry) pursuant to the provisions of the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984 (the “Innovation Law”), the Company has to file a notice with the IIA, to inform the IIA of the change of ownership of the Company to be effected by the Merger. In addition, Parent has to provide a signed undertaking towards the IIA in a standard form required by the IIA in which Parent agrees to be bound by and to comply with the provisions of the Innovation Law. The Company will file the notice to the IIA prior to the Closing Date.

Israeli Companies’ Registrar

Under the Companies Law, each of the Company and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the Merger within three (3) days of convening the Meeting to approve the Merger.

After the shareholders’ vote, each of the Company and Merger Sub must file a notice with the Companies Registrar regarding the approval of the Merger by the Company’s shareholders no later than three (3) days after the date on which such approval is received.

Assuming that the shareholders of the Company approve the Merger Proposal (and all the other conditions set forth in the Merger Agreement have been satisfied or waived) and that all of the statutory procedures and requirements have been complied with, and so long as least thirty (30) days have elapsed after the approval of the Merger by the Company’s shareholders and at least fifty (50) days have passed from the date of the filing of the Merger proposals with the Companies Registrar, the Merger will become effective upon the issuance of a certificate of merger following a request by the Company and Merger Sub.

Pursuant to the Companies Law, a notification of the Merger must be sent to the secured creditors of each merging company within three (3) days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four (4) business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the Merger proposal can be reviewed. Non-secured creditors must be informed of the Merger by publication in two (2) daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to the Company, in one (1) daily newspaper in New York within three (3) business days of the date that the Company’s merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the Merger in accordance with these requirements, to the extent applicable. Both merging companies will notify the Israeli Companies’ Registrar of the notices given to their respective creditors.

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In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ council a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three (3) business days after the Merger proposal was filed with the Companies Registrar. We intend to satisfy such requirement by posting a copy of the publication in a prominent location in our offices.

Other Regulatory Approvals

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents to the consummation of the Merger. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by shareholders and the completion of the Merger.

Although we expect that all required regulatory clearances and approvals will be obtained, we cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

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THE MERGER AGREEMENT

Explanatory Note Regarding the Merger Agreement

The following summary describes the material provisions of the Merger Agreement. The descriptions of the Merger Agreement in this summary and elsewhere in this Proxy Statement are not complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement as Annex A and incorporated into this Proxy Statement by reference. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this Proxy Statement. Capitalized terms used in this section but not defined in this Proxy Statement have the meaning ascribed to them in the Merger Agreement.

The representations, warranties, covenants and agreements described below and included in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of specific dates; (2) were made solely for the benefit of the parties to the Merger Agreement; and (3) may be subject to important qualifications, limitations and supplemental information agreed to by the parties in connection with negotiating the terms of the Merger Agreement. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and the ISA (or furnished by the Company to the SEC) and in some cases were qualified by confidential matters disclosed to Parent, Merger Sub and Guarantor by the Company in connection with the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between the Company, Parent, Merger Sub and Guarantor rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Shareholders should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Merger Sub or Guarantor or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of the Company, Parent, Merger Sub and Guarantor because the parties may take certain actions that are either expressly permitted in the confidential Company Disclosure Letter to the Merger Agreement or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The summary of the Merger Agreement is only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company, Parent, Merger Sub, Guarantor or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in the Company’s filings with the SEC and the ISA regarding the Company and the Company’s business, including the Annual Report, which is incorporated herein by reference.

Effects of the Merger; Directors and Officers; Articles of Association

The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, and in accordance with the provisions of the Companies Law, at the Effective Time, Merger Sub, a wholly owned subsidiary of Parent, will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub will cease and the Company will continue as the Surviving Company and will (a) become a wholly owned subsidiary of Parent, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Companies Law.

The parties will take all necessary action to ensure that, effective as of, and immediately following, the Effective Time, the directors of Merger Sub immediately before the Effective Time shall become the directors of the Surviving Company, and the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, to hold office in accordance with the articles of association of the Surviving Company until their successors are duly elected, designated or qualified, or until their earlier death, resignation or removal.

At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended, and the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company, until such memorandum of association is thereafter duly changed or amended.

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Closing and Effective Time

The Closing Date will be no later than the third (3rd) business day following the satisfaction or, to the extent permitted, waiver of all conditions to closing of the Merger (described below under the caption “The Merger Agreement—Conditions to the Closing of the Merger”) (other than those conditions to be satisfied at the closing of the Merger, but subject to satisfaction or waiver, to the extent permitted, of those conditions) or such other time agreed to in writing by the Company and Parent.

As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub will deliver to the Companies Registrar a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a Certificate of Merger. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the Companies Law.

Merger Consideration

At the Effective Time, each Ordinary Share issued and outstanding immediately prior to the Effective Time shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration, and each ADS issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, shall be deemed to have been cancelled in exchange for the right to receive the Per ADS Merger Consideration, as applicable, in each case without interest and less any applicable withholding taxes and, in the case of ADSs, less the Cancellation Fee.

From and after the Effective Time, (a) except as provided for in the Merger Agreement, the holders of all Company Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated shares of Company Shares represented by book-entry form and each certificate that, immediately prior to the Effective Time, represented any such Company Shares) will cease to have any rights except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration applicable to such Company Shares and (b) the share transfer books of the Company will be closed with respect to all Company Shares outstanding and no further transfer of any such Company Shares will be made on such share transfer books after the Effective Time.

Treatment of Company Warrant and Equity Awards

Treatment of Company Warrant

At the Effective Time, the holder of the outstanding and unexercised Company Warrant will be entitled to receive a cash payment equal to (i) the number of Company Shares subject to such Company Warrant multiplied by (ii) (1) the Per Share Merger Consideration, minus (2) the exercise price of such Company Warrant, without interest and less any applicable withholding taxes.

Treatment of Company Options

At the Effective Time, each Company Option that is outstanding and unexercised, whether or not vested, will be canceled and converted into the right to receive the Option Consideration. The Option Consideration, less any applicable withholding taxes, for each Company Option that is vested as of immediately prior to the Effective Time (including each Company Option that is accelerated at or prior to the Effective Time in connection with the consummation of the Merger) will be paid after the Closing. The Option Consideration, less any applicable withholding taxes, for each Unvested Company Option will be paid to the holder of such Unvested Company Option, subject to such holder remaining continuously employed by or in the service of the Company or its subsidiaries or affiliates through (i) each applicable vesting date, if such Company Option is subject to time-based vesting, (ii) the end of the applicable performance period if such Company Option is subject to performance-based vesting, or (iii) such earlier date as required under the terms of the Company Option, provided that if the employment or service of the holder of any Unvested Company Option is terminated within six (6) months after the Closing (or such later date as required pursuant to the terms of such Company Option) by the Company or any of its subsidiaries or affiliates without cause or due to such holder’s death or disability, any unpaid portion of the Option Consideration will vest and be paid as soon as reasonably practicable following such termination. Notwithstanding the foregoing, to the extent that the terms of a Company Option entitle the holder thereof to earlier payment, the Option Consideration will be paid at such earlier time as required under the terms of such Company Option.

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Treatment of Company RSUs

At the Effective Time, each Company RSU that is outstanding, whether or not vested, will be canceled and converted into the right to receive the RSU Payment. The RSU Payment, less any applicable withholding taxes, for each Company RSU that is vested as of immediately prior to the Effective Time (including each Company RSU that is accelerated at or prior to the Effective Time in connection with the consummation of the Merger) will be paid after the Closing. The RSU Payment, less any applicable withholding taxes, for each Unvested Company RSU will be paid to each holder of such Unvested Company RSU, subject to such holder remaining continuously employed by or in the service of the Company or its subsidiaries or affiliates through the end of the applicable performance period (or such earlier date as required under the terms of the Company RSU), provided that if the employment or service of the holder of any Unvested Company RSU is terminated within six (6) months after the Closing by the Company or any of its subsidiaries or affiliates without cause or due to such holder’s death or disability, any unpaid portion of the RSU Payment will vest and be paid as soon as reasonably practicable following such termination. Notwithstanding the foregoing, to the extent that the terms of a Company RSU entitle the holder thereof to earlier payment, the RSU Payment will be paid at such earlier time as required under the terms of such Company RSU.

Exchange and Payment Procedures

Prior to the Effective Time (but in no event than five (5) business days prior to the Closing Date), Parent will (i) designate a bank or trust company reasonably acceptable to the Company, which we refer to as the “Exchange Agent,” to make payments of the Per Share Merger Consideration and the Per ADS Merger Consideration to holders of Company Shares (other than consideration to be paid with respect to Section 102 Shares, which payment will be substantially concurrently transferred directly to the 102 Trustee) and (ii) to the extent necessary in connection with the Withholding Tax Ruling, designate an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for tax purposes. Prior to the Effective Time, Parent or Merger Sub will initiate, or cause to be initiated, a wire transfer to deposit with the Exchange Agent cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration and the Per ADS Merger Consideration, to shareholders (other than consideration to be paid with respect to Section 102 Shares), for the sole benefit of the holders of Company Shares (other than the holders of Section 102 Shares). On or prior to the Effective Time, Parent or Merger Sub will initiate, or cause to be initiated, a wire transfer to deposit the aggregate Per Share Merger Consideration and the Per ADS Merger Consideration, payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares.

As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a share certificate or book-entry share and whose Company Shares were exchanged into the right to receive the Per Share Merger Consideration and the Per ADS Merger Consideration, (i) a letter of transmittal, (ii) instructions advising shareholders how to surrender share certificates and book-entry shares in exchange for their portion of the aggregate amount of Per Share Merger Consideration and the Per ADS Merger Consideration and (iii) a declaration, or such other forms as are required under applicable tax laws, in which the beneficial owner of a Company Share provides certain information necessary for Parent or the Exchange Agent or Information Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner under the Ordinance. Upon receipt of (1) surrendered certificates (or affidavits of loss in lieu thereof) or book-entry shares representing the Company Shares, as applicable, (2) a signed letter of transmittal and such other documents as may be required pursuant to such instructions and (3) a completed and executed declaration for tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable tax law), the holder of such Company Shares will be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, in exchange therefor. The amount of any Per Share Merger Consideration and the Per ADS Merger Consideration paid to the Company’s shareholders may be reduced by any applicable withholding taxes.

Unless otherwise determined in the Withholding Tax Ruling, if any cash deposited with the Exchange Agent is not claimed within twelve (12) months following the Effective Time, such cash will be returned to the Surviving Company and Parent, upon demand, and any holders of Company Shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Company and Parent as general creditors for payment of the Per Share Merger Consideration and the Per ADS Merger Consideration.

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The letter of transmittal will include instructions if a shareholder has lost a share certificate or if such certificate has been stolen or destroyed. In the event any certificates have been lost, stolen or destroyed, then before such shareholder will be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, such shareholder will have to provide an affidavit of the loss, theft or destruction, and if required by Parent or the Exchange Agent, deliver a bond in such amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, Merger Sub, or the Exchange Agent with respect to such certificate.

In addition, according to the Merger Agreement, if the parties mutually determine in good faith, based on discussions with the Exchange Agent, Information Agent, Depositary and/or the TASE, or based on the Withholding Tax Ruling, Interim Options Tax Ruling or the Options Tax Ruling (in each case, if obtained), that the parties are required to act in a manner other than as provided for above with respect to the Tax withholding and payment procedures set forth in the Merger Agreement, the parties agreed to take all action necessary or advisable to act in accordance with such required Tax withholding and payment procedures.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent, Merger Sub and Guarantor.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (each an “Effect,” and collectively, “Effects”) that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company subsidiaries, taken as a whole; provided, however, that no Effects relating to the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)	conditions (or changes in such conditions) in the industry in which the Company and the Company subsidiaries operate;
(ii)	general economic conditions (or changes in such conditions);

(iii)	conditions or changes in securities markets, credit markets, currency markets or other financial markets;

(iv)	political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, global health conditions (including any epidemic, pandemic or disease outbreak, including the coronavirus (COVID-19)) and other force majeure events;

(vi)	changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in IFRS or other accounting standards (or the interpretation thereof);

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(vii)	the negotiation, announcement (whether or not authorized by the parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of the Company), pendency or consummation of the Merger Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company subsidiaries or their employees (including any impact on the relationship of the Company or any the Company subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), provided that such exceptions will not apply with respect to any representation or warranty set forth in Section 3.5 of the Merger Agreement that by its terms addresses the consequences of the announcement or pendency of the Merger Agreement or the Transactions contemplated thereunder;

(viii)	changes in the price of any Company Shares or the trading volume (including suspension of trading) of the Company Shares, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition);

(ix)	any breach, violation or non-performance of any provision of the Merger Agreement by Parent or any of its affiliates;

(x)	actions or omissions required of the Company under the Merger Agreement or taken or not taken at the request of, or with the consent of, Parent;

(xi)

any claims or actions against the Company or any of its directors or officers arising from allegations of breach of fiduciary duty or violation of Law relating to the Merger Agreement or the Transactions; and

(xii)	any matter disclosed in the Company Disclosure Letter or in the Company Reports (as defined in the Merger Agreement) filed prior to the date of the Merger Agreement.

Notwithstanding the foregoing, to the extent the Effects described in any of the first six (6) items described in clauses (i)-(vi) above disproportionately affect the Company and the Company subsidiaries, taken as a whole, in any material respect relative to comparable companies operating in the same industry in which the Company and the Company subsidiaries operate, the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect.

In addition, “Company Material Adverse Effect” includes any Effects that, individually or in the aggregate would prevent or materially impair or delay the Company from consummating the Merger contemplated under the Merger Agreement.

The Company has made customary representations and warranties to Parent and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, valid existence, good standing (to the extent applicable) and authority and qualification to conduct business with respect to the Company and its subsidiaries;

•	the Company’s corporate power and authority to enter into and perform the Merger Agreement, and the enforceability of the Merger Agreement;

•	the absence of any conflict, violation or material alteration of any organizational documents, existing contracts, applicable laws to the Company or its subsidiaries or the resulting creation of any lien upon the Company’s assets due to the performance of the Merger Agreement;

•	the capital structure of the Company and its subsidiaries;

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•	the absence of any contract relating to the voting of any of the Company’s or its subsidiaries’ securities and of any contractual obligations of the Company and its subsidiaries to acquire any of the Company’s or its subsidiaries’ securities;

•	required consents, approvals and regulatory filings in connection with the Merger Agreement and performance thereof;

•	the Company’s and its subsidiaries’ compliance with laws and possession of necessary permits;

•	compliance with the anti-bribery laws;

•	Committee on Foreign Investment in the United States;

•	the accuracy and required filings of the Company’s and its subsidiaries’ SEC filings and financial statements;

•	the Company’s internal accounting controls and procedures;

•	the Company’s disclosure controls and procedures;

•	the conduct of the business of the Company and its subsidiaries in the ordinary course consistent with past practice and the absence of a Company Material Adverse Effect, in each case since June 30, 2021;

•	the absence of litigation;

•	employee benefit plans;

•	labor and employment matters;

•	the accuracy of information to be provided in the Proxy Statement;

•	tangible assets of the Company and its subsidiaries and the absence of certain liens thereon;

•	real property owned or leased by the Company and its subsidiaries;

•	trademarks, patents, copyrights and other intellectual property matters;

•	tax matters;

•	environmental matters;

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•	health care regulatory matters;
•	data protection matters;
•	the existence and enforceability of specified categories of the Company’s and its subsidiaries’ material contracts and the violation or breach of or default thereunder;

•	compliance with Nasdaq and TASE listing criteria and the absence of listing on any stock exchange other than Nasdaq and TASE;

•	insurance matters;

•	payment of fees to brokers in connection with the Merger Agreement;

•	the inapplicability of anti-takeover statutes to the Merger;

•	absence of any transactions, relations or understandings between the Company or any of its subsidiaries and any affiliate or related person;

•	the necessary vote of shareholders in connection with the Merger Agreement; and

•	the rendering of Piper Sandler & Co.’s fairness opinions to the Board.

Each of Parent and Merger Sub has made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:

•	due organization, good standing and authority and qualification to conduct business with respect to Parent and Merger Sub;

•	Parent’s and Merger Sub’s corporate authority to enter into and perform the Merger Agreement and the enforceability of the Merger Agreement;
•	the absence of any conflict, violation or material alteration of any organizational documents, or applicable laws due to the performance of the Merger Agreement;

•	required consents and regulatory filings in connection with the Merger Agreement;

•	the absence of litigation;

•	accuracy of information supplied by Parent and Merger Sub for inclusion in this Proxy Statement;

•	no ownership of the Company’s share capital by Parent and Merger Sub;

•	matters with respect to Parent’s and Merger Sub’s sufficiency of funds;

•	payment of fees to brokers in connection with the Merger Agreement; and

•	intended operation of the Surviving Company.

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Some of the representations and warranties in the Merger Agreement made by Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, “Parent Material Adverse Effect” means any Effect on Parent or any of their subsidiaries that, individually or in the aggregate, (i) materially impairs the ability of Parent or Merger Sub to perform its obligations under the Merger Agreement or (ii) would prevent Parent or Merger Sub from consummating the Merger.

The representations and warranties contained in the Merger Agreement will not survive the consummation of the Merger.

Conduct of Business Pending the Merger

The Merger Agreement provides that during the period of time between September 13, 2021 (which is the date of the signing of the Merger Agreement) and the earlier to occur of the termination of the Merger Agreement or the Effective Time, except as (1) set forth in the confidential Company Disclosure Letter to the Merger Agreement; (2) as specifically permitted by the Merger Agreement; (3) required by law or governmental order; or (4) consented to in writing by Parent (which consent will not be unreasonably withheld, delayed or conditioned), the Company:

(a)       will, and will cause each of its subsidiaries to, subject to the restrictions and exceptions in the Merger Agreement, conduct its and their respective businesses in the ordinary course of business consistent with past practice and to preserve its and their present business organizations, its and their assets and properties in good repair and condition and its and their present relationships with customers, distributors, licensors, licensees, lessors suppliers and other Persons (as defined in the Merger Agreement) with whom it and they have material business relations and use commercially best efforts to keep available the services of its and their current officers and employees; and

(b)        will not, and will not permit any of its subsidiaries to, among other things (subject to certain exceptions set forth in the Merger Agreement and Company Disclosure Letter to the Merger Agreement):

•	declare or pay any dividends on or make any distribution with respect to its outstanding shares or ADSs, except dividends and distributions by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

•	split, combine, reduce or reclassify any of its share capital, except for any such transaction by a wholly owned subsidiary of the Company that remains a wholly owned subsidiary of the Company after consummation of such transaction;

•	except as required by the terms of any Company benefit plan in effect on September 13, 2021: (i) grant, provide, amend or increase any retention or change in control payments to any employee, director or independent contractor; (ii) grant, provide, amend or increase any severance payments or benefits to any employee or independent contractor; (iii) increase the compensation of any employee or independent contractor; (iv) establish, adopt, materially amend or terminate any collective bargaining agreement; (v) establish, adopt, amend or terminate any material Company benefit plan, other than ordinary course annual renewals of or changes to Company health and welfare plans consistent with past practice that do not materially increase the cost to the Company of maintaining such Company benefit plan; (vi) accelerate the vesting, exercisability or payment date or waive any performance or vesting criteria of any Company equity awards or any payment or benefit, or the funding of any payment or benefit under any Company benefit plan; (vii) hire any employee or independent contractor to perform the job duties of a sales representative or at the level of vice president or above; (viii) announce, implement or effect any facility closing, mass lay-off programs, broad-based early retirement or severance programs, or material reductions in force affecting employees; or (ix) forgive any loans or advances to employees, independent contractors, or any directors or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such person, except in the ordinary course of business consistent with past practice, provided that the Company may engage in compensation reviews and make adjustments to employee salary or wage rates, bonus, equity compensation and employee benefits in the ordinary course of business consistent with past practice, subject to shareholder approval of bonus and equity compensation targets for executive officers;

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•	make any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by law, IFRS, SEC policy or ISA policy;

•	enter into a contract providing for the acquisition, directly or indirectly (including by merger, consolidation, or acquisition of shares or assets or any other business combination) of any material corporation, partnership, other business organization or any division thereof;

•	amend the Company’s or any of the Company’s subsidiaries governing documents;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any of the Company’s subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company and the Company’s subsidiaries;

•	except as permitted by the Merger Agreement, issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (as defined in the Merger Agreement), other than Permitted Liens (as defined in the Merger Agreement), any shares or voting securities of the Company or any of its subsidiaries or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than (i) issuances of Company Shares upon exercise of Company Options, or the vesting and settlement of Company RSUs in accordance with their respective terms and the terms of the Merger Agreement and (ii) transactions between the Company and a wholly owned subsidiary of the Company or between wholly owned subsidiaries of the Company;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of the equity awards of the Company in order to satisfy obligations to pay the exercise price and/or tax withholding obligations with respect thereto, (ii) the acquisition by the Company of the equity awards of the Company in connection with the forfeiture or cancellation of such awards and (iii) transaction between the Company and a wholly owned subsidiary of the Company or between wholly owned subsidiaries of the Company;

•	redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness (as defined in the Merger Agreement) for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities, except for (i) any Indebtedness among the Company and the Company’s subsidiaries or among the Company’s subsidiaries, (ii) guarantees by the Company of the Indebtedness of the Company’s subsidiaries or guarantees by the Company’s subsidiaries of Indebtedness of the Company or a Company subsidiary, which Indebtedness is incurred in the ordinary course of business consistent with past practice and (iii) in connection with the refinancing of any outstanding Indebtedness at or in anticipation of its maturity on the same or similar terms;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets, except for (i) sales of inventory or Company Products (as defined in the Merger Agreement) in the ordinary course of business, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (ii) non-exclusive licenses of Intellectual Property (as defined in the Merger Agreement) in the ordinary course of business consistent with past practice and (iii) transactions among the Company and its wholly owned subsidiaries of the Company or among wholly owned subsidiaries of the Company;

•	settle, pay, discharge or satisfy any material actions other than (i) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in June 30, 2021 up to the amount so reflected or reserved, or (ii) those that do not (A) impose any material injunctive relief on the Company or any subsidiary of the Company and (B) involve the payment of money greater than the applicable amount set forth in the Company Disclosure Letter in excess of existing insurance coverage;

•	institute any action by the Company or any subsidiary of the Company, other than for collections in the ordinary course of business consistent with past practice;

•	make or change any material tax election; change any tax accounting period with respect to a material tax or material method of tax accounting, or settle or compromise any material tax liability, file any amendment to a federal, state, or non-U.S. income tax return or any other material tax return, in each case, except in the ordinary course of business or as required by applicable law;

•	enter into any Contract (as defined in the Merger Agreement) that if entered into prior to September 13, 2021 would have been a Company Material Contract (as defined in the Merger Agreement), or modify, amend, waive, release or assign any material rights or claims under any other Company Material Contract or any Contract that if entered into prior to September 13, 2021 would have been a Company Material Contract;

•	enter into any Contract that materially limits or purports to materially limit the ability of the Company or any subsidiary of the Company, or, upon the consummation of the Merger, Parent or any subsidiary of Parent, Company or any subsidiary of the Company, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or during any period of time;

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•	fail to take any action necessary or advisable to protect or maintain the Company Owned Intellectual Property (as defined in the Merger Agreement), including preserving the patent applications set forth in the Company Disclosure Letter by the relevant deadline (including developing the specifications and drawings for such applications) (excluding commercially reasonable routine patent and trademark prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business) as to which the Company or any subsidiary of the Company has the necessary prosecution rights, in each case, that is material to the conduct of the business of the Company and any subsidiary of the Company as currently conducted and planned by the Company to be conducted, including the prosecution of all pending applications for patents and trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto (excluding commercially reasonable routine patent and trademark prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business);

•	fail to renew or maintain material existing insurance policies or comparable replacement policies;

•	call or convene any general or special meeting of the Company’s shareholders, or seek any action or other approval of or from the Company’s shareholders with respect to a Competing Proposal (as defined below) or any action prohibited by the Merger Agreement;

•	make any capital expenditures, except for capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been delivered to Parent;

•	discontinue any material line of business or part thereof; or

•	agree, in writing or otherwise, to take any or authorize any of the foregoing actions.

Competing Proposals

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, and subject to certain exceptions set forth in the Merger Agreement, the Company has agreed not to, and to cause its subsidiaries and its and their respective representatives not to:

(i)	solicit or initiate or knowingly facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal (as defined below) or engage in any discussions or negotiations with respect thereto;

(ii)	provide any non-public information regarding, or access to the properties, personnel, books and records of, the Company or any Company subsidiary to any person or “group” (as defined under Section 13(d) of the Exchange Act) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal;

(iii)	approve or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal;

(iv)	withdraw or change or qualify in a manner adverse to Parent, the Board’s recommendation that the Company’s shareholders approve the Merger, the Merger Agreement and the consummation of the Transactions (the “Company Board Recommendation”) or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the shareholders of the Company;

(v)	fail to publicly reaffirm the Company Board Recommendation within five (5) business days after receipt of a written request by Parent following a Competing Proposal becoming publicly known or the commencement of a tender or exchange offer for any outstanding shares or other securities of the Company, or publicly recommend against acceptance of such Competing Proposal;

(vi)	enter into any letter of intent (whether binding or non-binding), agreement or commitment providing for any Competing Proposal; or

(vii)	resolve or agree to do any of the foregoing (each of the acts described in (iii), (iv) or (v) above shall be referred to as a “Company Change of Recommendation”).

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Notwithstanding the restrictions described above, if the Company receives, after September 13, 2021 and prior to the approval of the Merger Agreement by the Company’s shareholders, from any person an unsolicited bona fide written Competing Proposal and the Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal (as defined below) or would reasonably be likely to lead to a Superior Proposal, the Company may:

•	furnish information (including nonpublic information) to the Person making such Competing Proposal if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed an acceptable confidentiality agreement; and

•	engage in discussions or negotiations with such Person with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto.

The Company will promptly notify Parent (no later than within one (1) business day) after the receipt of any Competing Proposal or any inquiry, indication, request or offer that would be reasonably expected to lead to a Competing Proposal and provide Parent with a copy of the Competing Proposal and any material related correspondence, documents and other written materials provided to Parent or any material modifications thereto, except that the Company will not be required to disclose the identity of the third party making the Competing Proposal and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to such person, and will in no event begin providing such information to such person or participate or engage in such discussions or negotiations prior to providing such notice to Parent. The Company will keep Parent promptly and reasonably informed of the status of discussions relating to any such Competing Proposal or any material modifications thereto.

For purposes of the Merger Agreement:

•	“Competing Proposal” means any bona fide offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its subsidiaries) at any time that contemplates such Person or group acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 20% of the assets of the Company (on a consolidated basis with its subsidiaries) or of any class of equity or voting securities in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including, in each case, any single or multi-step or series of related transactions), or any related combination of the foregoing, in each case other than the Merger; and

•

“Superior Proposal” means a bona fide written offer from a third party constituting a Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which did not result from a breach of the Merger Agreement and which the Board determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the shareholders of the Company (in their capacity as shareholders) than the Merger, taking into account such factors as the Board considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the payment of the Company of the Company Termination Fee (as defined below) under the Merger Agreement, financial, regulatory, legal and other aspects of such proposal and the likelihood and timing of the Merger Agreement and any changes to the terms of the Merger Agreement offered by Parent in writing in response to such Competing Proposal).

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The Board’s Recommendation; Company Board Recommendation Change

As described above, and subject to the provisions described below, the Board has made the recommendation that the Company’s shareholders vote “FOR” the Merger Proposal. The Merger Agreement provides that the Board will not effect a Company Change of Recommendation (as defined above) except as described below.

At any time prior to the approval of the Merger Agreement by the Company’s shareholders, the Board may, in response to its receipt of a bona fide written Competing Proposal, make a Company Change of Recommendation or terminate the Merger Agreement to enter into a definitive written agreement providing for such Competing Proposal if:

•	a breach by the Company of any terms of the Merger Agreement has not been the primary cause of the making of such Competing Proposal;

•	the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal and (y) the failure to make such Company Change of Recommendation or to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Board under applicable law;

•	the Company has provided Parent with a written notice of such determination and that the Board intends to effect a Company Change of Recommendation or that the Company intends to terminate the Merger Agreement; and

•	the Company has given Parent, during the four (4) business day period commencing on the date of Parent’s receipt of such notice from the Company, the opportunity to propose revisions to the terms of the Merger Agreement or make other proposals so that such Competing Proposal would cease to constitute a Superior Proposal, and the Company has negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, the Board again makes the determination described in the first bullet point above, and following receipt by Parent of such notice pursuant to this bullet point with respect to a Competing Proposal, if the financial or other material terms of such Competing Proposal are materially amended prior to the Board making a Company Change of recommendation or terminating the Merger Agreement, the Company will deliver to Parent a new notice pursuant to this bullet point prior to the Board making a Company Change of Recommendation or terminating the Merger Agreement, provided that the period of negotiation provided in this bullet point will instead end at 11:59 p.m. local time in Israel on the third (3rd) business day immediately following Parent’s receipt of such notice, but no such new notice will shorten the original four (4) business day notice period.

At any time prior to the approval of the Merger Agreement by the Company’s shareholders, the Board may also make a Company Change of Recommendation in response to a Company Intervening Event (as defined below) if:

•	the Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be inconsistent with the fiduciary duties of the members of the Board to the Company’s shareholders under applicable law;

•	the Company has provided Parent with a written notice of such determination, providing a description of the material facts and circumstances giving rise to the Company Intervening Event, and that the Board intends to effect a Company Change of Recommendation; and

•	the Company has given Parent four (4) business days commencing on the date of Parent’s receipt of such notice to propose revisions to the terms of the Merger Agreement or make other proposals so that such Company Intervening Event would no longer necessitate a Company Change of Recommendation, and has negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, the Board again makes the determination described in the first bullet point above.

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“Company Intervening Event” means an Effect (a) that was not known to the Board, or the material consequences of which (based on facts known to members of the Board as of the date of the Merger Agreement) were not reasonably foreseeable, as of the date of the Merger Agreement and (b) that does not relate to any Competing Proposal and become known to the Board prior to the receipt of the Company Shareholder Approval; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a Company Intervening Event: (i) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any third party relating to or in connection with a transaction of the nature described in the definition of “Competing Proposal” (which, for the purposes of the Company Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (ii) any change in the price, or change in trading volume, of the Company Shares; (iii) the Effects arising from the announcement (whether or not authorized by the parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the parties or otherwise relating to the acquisition of the Company) or pendency of the Merger Agreement or the Transactions; (iv) any change in the Company’s credit rating; (v) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (vi) changes in IFRS, other applicable accounting rules or applicable law or, in any such case, changes in the interpretation thereof, or (vii) any improvements in conditions resulting from or relating to COVID-19 existing as of the date of the Merger Agreement, including improvements in economic or operating conditions.

Employee Benefits

General

As described in the Merger Agreement, Parent has agreed that for the period commencing at the Effective Time and ending December 31, 2022, Parent will, or will cause the Surviving Company or a subsidiary or affiliate of Parent to, provide each employee of the Company or its subsidiaries who continues to be employed by Parent, the Surviving Company or any subsidiary or affiliate of Parent as of the Effective Time (each, a “Continuing Employee”) with:

•	at least the same level of annual base salary (and for Israeli employees, the global compensation payable) or hourly wage rate provided to such Continuing Employee immediately prior to the Effective Time;

•	an annual target cash incentive opportunity that is no less favorable than the Continuing Employee’s annual target cash incentive opportunity in effect immediately prior to the Effective Time;

•	the opportunity to participate in applicable health, welfare, pension and defined contribution retirement plans and rates of contributions to any provident fund that are substantially comparable in the aggregate to those benefits provided to such Continuing Employee immediately prior to the Effective Time or provided to similarly situated employees of Parent and its subsidiaries;

•	credit for at least the same amount of accrued but unused vacation entitlement or comparable paid time off by such Continuing Employee immediately prior to the Effective Time; and

•	severance benefits in accordance with such Continuing Employee’s individual employment, severance, change in control or similar agreement in effect as of immediately prior to the Effective Time or in accordance with the applicable Company severance plan or policy or practice as in effect immediately prior to the Effective Time.

Effective as of the Effective Time, Parent will, or will use commercially reasonable efforts to provide or cause the Surviving Company to, provide credit that the Continuing Employees for periods of service with the Company or the Company subsidiaries (including any current or and former affiliates of the Company or any subsidiaries of the Company or any and predecessors of the Company or its the Company subsidiaries) will be credited for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Company) for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k) or other retirement plans and any severance or health or welfare plans or benefits (other than (i) equity-based or long-term incentives or long-term incentive plans, program or arrangement (ii) as would result in a duplication of benefits for the same period of service, or (iii) for purposes of any plan that is grandfathered or frozen as of the Effective Time, either with respect to level of benefits or eligibility to participate).

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In addition, effective as of the Effective Time, Parent will use commercially reasonable efforts to provide or cause the Surviving Company to use commercially reasonable efforts to cause all providers of health benefits to (1) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall will apply with respect to such Continuing Employees under the applicable health, welfare and defined contribution retirement benefits plans of Parent or any its affiliates of Parent (except to the extent applicable under Company benefit plans immediately prior to the Effective Time); (2) waive any and all evidence of insurability requirements with respect to such for Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company benefit plans immediately prior to the Effective Time; and (3) credit each such Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company benefit plans prior to the Closing Date during the plan year in which the Closing occurs for the purpose of determining the extent to which any such employee has towards satisfied satisfaction of such Continuing Employee’s his or her deductibles and whether he or she has reached the out-of- pocket maximums under any health benefit plan of Parent or an its affiliates of Parent for such plan year.

The Merger Agreement does not confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or interfere with or restrict in any way the rights of Parent and the Surviving Company, which rights are expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, subject to the terms of applicable law.

401(k) Plan

If requested by Parent at least five (5) business days before the Closing, then effective as of no later than the day immediately preceding the Closing, the Company will terminate each of the Company’s U.S. tax-qualified defined contribution plans that include a cash or deferred arrangement under Section 401(k) of the U.S. Internal Revenue Code of 1986, as amended (the “Code” and such plans, the “Company 401(k) Plans”). Prior to the Effective Time, the Company will provide Parent with evidence that the Company 401(k) Plans have been terminated by providing resolutions, the form and substance of which will be subject to Parent’s review and approval (which will not be unreasonably withheld, conditioned or delayed). If Parent requires the termination of the Company 401(k) Plans, then Parent will as of the Effective Time maintain or cause to be maintained, for the benefit of the Continuing Employees, a U.S. tax-qualified defined contribution plan that includes a cash or deferred arrangement under Section 401(k) of the Code (such plan, the “Parent 401(k) Plan”) and, beginning on or after Closing, the Parent 401(k) Plan will accept the rollover by each Continuing Employee of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Company 401(k) Plans, including plan loans.

Annual Bonuses

Prior to the Closing, the Company may pay incentive and annual bonuses under any Company benefit plan in the ordinary course of business and consistent with the Company’s past practice. In the event the Closing occurs before annual bonuses are paid for fiscal year 2021 under any Company benefit plan that is an annual cash incentive compensation plan (a “2021 Bonus Plan”), Parent will, or will cause the Surviving Company to, (i) continue to operate such 2021 Bonus Plan in good faith and in the ordinary course of business consistent in all material respects with the Company’s past practice, after consulting with the Company’s management, (ii) determine the amounts to be paid under the 2021 Bonus Plan (together, the “Earned Bonuses”) reasonably, in good faith and in a manner that is consistent in all material respects with the terms of the 2021 Bonus Plan and the Company’s past practice and (iii) pay Earned Bonuses at substantially the same time the Company has historically paid annual bonuses.

In connection with the Transactions, the Company adopted, as part of the 2021 Bonus Plan, (i) a cash transaction bonus program for certain employees (including executive officers) and (ii) a cash retention bonus program, in each case, to be paid immediately prior to Closing, and subject to such recipient’s continued service through the Closing of the Merger, in an aggregate amount for both programs of up to $4.2 million, approximately $600,000 of which will be payable, in the aggregate, to the executive officers of the Company (excluding the Chief Executive Officer of the Company, who will not receive any payments under such programs).

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Efforts to Close the Merger

Under the Merger Agreement, each of the Company, Parent and Merger Sub has agreed to use its reasonable best efforts to obtain all required governmental and regulatory consents and approvals; provided, however that Parent is not required to, and the Company will not, without the consent of Parent, (i) propose, negotiate, commit to, and/or effect by consent decree, hold separate order or otherwise, the sale, divestiture, transfer, license, disposition or hold separate of any assets, properties, or businesses of Parent or its subsidiaries or assets or of the assets, properties, or businesses to be acquired pursuant to the Merger Agreement, (ii) terminate, modify or assign existing relationships, contracts or obligations of Parent or its subsidiaries or affiliates or those relating to any assets, properties or businesses to be acquired pursuant to the Merger Agreement, (iii) change or modify any course of conduct regarding future operations of Parent or its subsidiaries or affiliates or the assets, properties or businesses to be acquired pursuant to the Merger Agreement and (iv) otherwise take or commit to take any other action that would limit Parent or its subsidiaries or affiliates’ freedom of action with respect to, or their ability to retain their operations, divisions, businesses, product lines, customers, assets or rights or interests with respect to the assets, properties or business to be acquired pursuant to the Merger Agreement. Under the Merger Agreement, between September 13, 2021 and the Effective Time (or the earlier valid termination of the Merger Agreement in accordance with the terms thereof), each of Parent and Merger Sub will not, and will not permit any of their controlled affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any business or any person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or person directly competes with the Company, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to prevent the consummation of the Merger or the other transactions by the Merger Agreement by the Outside Date.

Indemnification and Insurance

From and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Company, Parent and the Surviving Company will indemnify and hold harmless all Covered Persons to the fullest extent permitted by law and subject to the limitations set forth in the Companies Law (i) against any costs and expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action in writing or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions in such Covered Person’s capacity as a director, officer or employee of the Company occurring at or prior to the Effective Time and (ii) for acts and omissions occurring in connection with the process resulting in and the approval of the Merger Agreement and the consummation of the Transactions.

In addition, from and after the Effective Time and until the seventh (7th) anniversary of the Effective Time, the Company, Parent and the Surviving Company will advance expenses (including reasonable legal fees and expenses) incurred in the defense of any action or investigation with respect to the matters subject to indemnification described in the immediately preceding paragraph, upon receipt of an undertaking by such Covered Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Covered Person is not entitled to indemnification, in accordance with the procedures (if any) set forth in (a) the Company’s or any of its subsidiaries’ articles of association, certificate of incorporation and bylaws (or, to the extent applicable, other organizational or governance documents) and (b) indemnification agreements, if any, in existence on the date of the Merger Agreement. In the event of any such action or investigation, the Company, Parent and the Surviving Company must cooperate with the Covered Person in the defense of such action or investigation.

The Merger Agreement also provides that for not less than seven (7) years from and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain D&O Insurance for the benefit of the Covered Persons that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s and its subsidiaries’ existing policies relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage, provided that the Surviving Company will not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the Closing, but in such case will purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies (such as a seven (7)-year prepaid “tail” policy) have been obtained prior to the Effective Time (which the Company will purchase (in consultation with Parent) prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time. If the Company obtains these prepaid policies prior to the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, maintain such policies in full force and effect and will continue to honor the obligations thereunder.

Under the Merger Agreement, if Parent or the Surviving Company (a) consolidates with or merges into any other person and is not the continuing or surviving entity or (b) transfers all or substantially all of its property and assets to any other person, then the surviving entity or transferee of such assets or property, as applicable, must assume the foregoing indemnification and insurance obligations. Such terms will survive the Effective Time and may not be terminated or modified in any manner that is adverse to the Covered Persons, who are expressly agreed to be third-party beneficiaries of, and entitled to enforce, the foregoing indemnification and insurance obligations. In the event of any breach by Parent or the Surviving Company, the Surviving Company will pay all reasonable expenses (including attorneys’ fees) incurred by Covered Persons in enforcing the foregoing obligations, as such fees are incurred and upon the written request of any such Covered Person.

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Other Covenants

Shareholder Meeting

The Company agreed (in accordance with applicable law and the Company’s organizational documents) to establish the Record Date for, duly call, publish the notice of (such date, the “Notice Date”) and schedule the Meeting of the Company’s shareholders for the purpose of voting upon the approval of the Merger Agreement. The Company will use its reasonable commercial efforts to, promptly following the filing of this Proxy Statement (and in any event within three (3) business days after this Proxy Statement is filed), mail or make available this Proxy Statement to the Company’s shareholders. Subject to any postponement, adjournment or delay provided in the Merger Agreement, the Meeting will be held no later than forty (40) days after the Notice Date. Notwithstanding the foregoing, the Company will not adjourn, postpone or delay the Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Meeting to constitute a quorum; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company’s shareholder approval; (iii) such adjournment, postponement or delay is required by applicable law or a request from the SEC, the ISA, Nasdaq or the TASE; or (iv) in the good-faith judgment of the Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Meeting would be reasonably likely to not allow sufficient time under applicable laws for the distribution or dissemination of any required or appropriate supplement or amendment to the Proxy Statement.

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable following September 13, 2021, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the ICL and delivered to the Companies Registrar within three (3) days from the calling of the Meeting. The Company and Merger Sub have further agreed to provide and/or publish notices to their secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar in accordance with Section 318 of the ICL and to timely inform the Companies Registrar that, in accordance with Section 317(b) of the ICL, such notices were given to their respective creditors.

Shareholder Litigation

The Company agreed, to the extent permissible under applicable law, (i) to give Parent the opportunity to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the Merger Agreement and/or the Merger or other Transactions and (ii) not to settle any litigation commenced after the date of the Merger Agreement against the Company or its directors, executive officers or similar persons by any shareholder or securityholder of the Company relating to the Merger Agreement and/or Merger or the other Transactions without the prior written consent of Parent (which may not be unreasonably withheld, conditioned or delayed).

Manufacturing Facility

Parent agreed that until the twelve (12) month anniversary of the Effective Time, (a) the manufacturing facilities of the Company currently located in the State of Israel will continue to be located in the State of Israel with, subject to any adjustments necessary, substantially similar scope of operations as immediately prior to the Effective Time and (b) the aggregate number of employees or contractors employed or engaged by the Surviving Company and its subsidiaries at such manufacturing facility will, at all times, remain sufficient for the operations conducted at such manufacturing facility.

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Obligations to Seek Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors, and/or accountants, as soon as practicable after the date of the Merger Agreement, but in no event later than fifteen (15) business days after the date of the Merger Agreement, to prepare and file with the ITA an application for the Options Tax Ruling. The Company agreed to include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company and the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company agreed to seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Exchange Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Section 102 Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the Exchange Agent, the 102 Trustee or the Company in connection with the Merger.

In addition, the Company agreed to instruct its Israeli counsel, advisors and accountants, as soon as practicable after the date of the Merger Agreement to prepare and file with the ITA an application for the Tax Withholding Ruling.

Code 280G Matters

The Company has agreed to make available Parent a reasonably detailed set of calculations (with reasonably relevant backup data reflecting the potential impact of Sections 280G and 4999 of the Code) as soon as reasonably practicable after September 13, 2021. The Company and Parent have agreed to each reasonably cooperate with the other to determine the impact of Sections 280G and 499 of the Code with respect to the consummation of the transactions contemplated by the Merger Agreement, either alone or in combination with another event.

Conditions to the Closing of the Merger

The respective obligations of each party to consummate the Merger will be subject to the satisfaction or waiver (to the extent permitted by applicable law) on or prior to the Closing Date of each of the following conditions:

•	the approval of the Merger Agreement by the requisite affirmative vote of the Company’s shareholders;

•	the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger;

•	obtaining requisite regulatory approvals, the expiration or termination of the applicable waiting period under the HSR Act; and

•	at least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar (as defined in the section of this Proxy Statement entitled “The Merger—Effect of the Merger”) and at least thirty (30) days shall have elapsed after the approval of the Merger by the Company’s shareholders has been received.

The obligations of Parent and Merger Sub to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following additional conditions:

•	with specified qualifications and exceptions, the truth and correctness of the Company’s representations and warranties contained in the Merger Agreement as of the Effective Time;

•	the Company having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement prior to the Effective Time;

•	no Company Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Representations and Warranties,” excepting any effects that, individually or in the aggregate, would not prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under the Merger Agreement) shall have occurred since September 13, 2021, and be continuing;

•	the receipt by Parent of a certificate dated as of the Closing Date and signed on behalf of the Company by the Company’s chief executive officer or chief financial officer, to the effect that the conditions described in the preceding three (3) items have been satisfied; and

•	the absence of certain pending governmental investigations from certain governmental authorities.

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The obligation of the Company to consummate the Merger will be subject to the satisfaction or written waiver on or prior to the Closing Date of each of the following additional conditions:

•	with specified qualifications and exceptions, the truth and correctness of the representations and warranties of Parent and Merger Sub contained in the Merger Agreement as of the Effective Time;

•	each of Parent and Merger Sub having complied with or performed, in all material respects, the covenants, obligations and agreements to be complied with or performed by it under the Merger Agreement on or prior to the Closing Date;

•	no Parent Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement—Representations and Warranties,” excepting any effects that, individually or in the aggregate, would not prevent or materially impair Parent or Merger Sub from consummating the Merger or performing any of its material obligations under the Merger Agreement) shall have occurred since September 13, 2021, and be continuing; and

•	the receipt by the Company of a certificate, dated as of the Closing Date and signed on behalf of Parent and Merger Sub by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions described in the preceding two (2) items have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Merger and the other Transactions may be abandoned prior to the Effective Time, whether before or after the approval of the Merger Agreement by shareholders (except as otherwise provided below), in the following ways:

•	by mutual written consent of the Company and Parent;

•	by either the Company or Parent, at any time prior to the Effective Time, if a governmental authority of competent jurisdiction has issued a final and nonappealable adverse law or order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger;

•	by Parent, if:

(i)	prior to the Effective Time, there has been a breach by the Company of certain of its representations, warranties or covenants contained in the Merger Agreement such that any of certain conditions relating to the obligations of the parties to consummate the Merger are not reasonably capable of being satisfied while such breach is continuing;

(ii)	Parent has delivered to the Company written notice of such breach; and

(iii)	either such breach is not capable of cure in a manner sufficient to allow satisfaction of such conditions prior to 11:59 p.m., local time in Israel, on January 11, 2022 (the “Outside Date”) or at least thirty (30) days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided that Parent will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in the Merger Agreement that has not been cured in all material respects;

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•	by the Company if:

(i)	prior to the Effective Time, there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in the Merger Agreement such that any of certain conditions relating to the obligation of the parties to consummate the Merger is not reasonably capable of being satisfied while such breach is continuing;

(ii)	the Company has delivered to Parent written notice of such breach; and

(iii)	either such breach is not capable of cure in a manner sufficient to allow satisfaction of such conditions prior to the Outside Date or at least thirty (30) days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects;

provided, that the Company will not be permitted to terminate pursuant to this provision of the Merger Agreement if there has been any material breach by the Company of its representations, warranties or covenants contained in the Merger Agreement that has not been cured in all material respects;

•	by either Parent or the Company, if the Effective Time has not occurred on or prior to the Outside Date, provided that (i) no party will be permitted to terminate pursuant to this provision of the Merger Agreement if such party’s breach of any representations, warranties, covenants or agreements contained in the Merger Agreement has caused, or resulted in, the Effective Time not occurring prior to the Outside date and (ii) if on the Outside Date all of the conditions to Closing, other than certain exceptions contained in the Merger Agreement, shall have been satisfied or waived, the Outside Date will automatically be extended one additional time by an additional ninety (90) days;

•	by Parent, if, prior to approval of the Merger Agreement by shareholders, (i) the Company materially and willfully breaches its obligations described above under the captions “The Merger Agreement—Non-Solicitation; Competing Proposals; Change of Recommendation” or “The Merger Agreement— Regulatory Approvals Required for the Merger and Other Regulatory Filings” or (ii) the Board has effected a Company Change of Recommendation;

•	by either the Company or Parent, if the Company’s shareholders fail to approve the Merger Agreement at the Meeting or any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

•	by the Company in order to accept a Superior Proposal in accordance with the requirements set forth in the Merger Agreement, provided that as a condition to such a termination of the Merger Agreement by the Company, the Company pays Parent the Company Termination Fee;

•	by Parent if, prior to the Effective Time, a Company Material Adverse Effect has occurred that cannot be cured within sixty (60) days of its occurrence;

•	by the Company, if (i) certain conditions to the parties’ obligations to consummate the Merger have been satisfied, (ii) Parent and Merger Sub have failed to consummate the Merger on the date the Closing would have occurred pursuant to the Merger Agreement’s terms, (iii) the Company has notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger and (B) certain conditions to the parties’ obligations to effect the Merger contained in the Merger Agreement have been satisfied (other than those that will be satisfied at the Closing in accordance with their terms) or may be waived and (iv) Parent and Merger Sub fail to consummate the Merger within thirty (30) days following provision of the foregoing notice; or

•	by the Company, between December 12, 2021 and January 11, 2022 (the “Termination Window”) if certain conditions set forth in the Merger Agreement are not at the time satisfied or waived; provided that (i) the Company will not be permitted to terminate pursuant to this provision of the Merger Agreement (A) for the thirty-five (35) calendar day period after Parent has “pulled and refiled” its pre-merger notification under the HSR Act, if applicable, (B) for a period not exceeding forty-five (45) days during which Parent is in good faith negotiating a consent decree with a governmental authority or (C) for the thirty-five (35) calendar day period following the expiration of the HSR waiting period if there is any certain pending governmental investigation and (ii) the Termination Window will be automatically tolled and extended for any period of unavailability of termination rights under this section of the Merger Agreement pursuant to the preceding clause (i).

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In the event that the Merger Agreement is terminated pursuant to the termination rights above, the Merger Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, as applicable, except that (i) certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, and (ii) each party will remain liability for its fraud or Intentional Breach (as defined in the Merger Agreement) prior to such termination and any aggrieved party will be entitled to all rights and remedies available under applicable law.

Termination Fees

If the Merger Agreement is terminated in the following circumstances (that are more fully specified in the Merger Agreement), the Company has agreed to pay Parent a termination fee of $18,847,360 (the “Company Termination Fee”):

(i)	The Merger Agreement is terminated by the Company in order to accept a Superior Proposal in accordance with the requirements described above under the caption: “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change”;

(ii)	The Merger Agreement is terminated by Parent because, prior to approval of the Merger Agreement by the shareholders, the Company materially and willfully breached its obligations described above under the captions “The Merger Agreement—Competing Proposals” and “The Merger Agreement—The Board’s Recommendation; Company Board Recommendation Change” or the Board has effected a Company Change of Recommendation (any of the foregoing termination grounds, a “Parent Termination Event”); provided, if either Parent or the Company terminates the Merger Agreement pursuant to a Shareholder Approval Termination Event (as defined below) at a time when Parent would have been entitled to terminate pursuant to a Parent Termination Event, the Merger Agreement will be deemed to have been terminated pursuant to a Parent Termination Event; and

(iii)	If (A) the Merger Agreement is terminated by Parent or the Company because (1) the Effective Time has not occurred on or prior to the Outside Date or (2) the Company’s shareholders have failed to approve the Merger Agreement at the Meeting or any adjournment or postponement thereof, in each case at which a vote on such approval was taken (“Shareholder Approval Termination Event”), (B) a bona fide Competing Proposal made by a third party that has been publicly disclosed after the date of the Merger Agreement and prior to the date of such termination and has not been publicly withdrawn prior to the Outside Date or the date of the Meeting, as applicable; and (C) within nine (9) months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal and such Competing Proposal (or any “Superior Proposal” permitted by the terms of such Competing Proposal) is subsequently consummated.

Solely for purposes of the immediately preceding bullet point, the term “Competing Proposal” means any bona fide offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its subsidiaries) at any time that contemplates such Person or group acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 50% of the assets of the Company (on a consolidated basis with its subsidiaries) or of any class of equity or voting securities in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including, in each case, any single or multi-step or series of related transactions), or any related combination of the foregoing, in each case other than the Merger.

The Merger Agreement provides that if the Company fails to promptly pay the Company Termination Fee when due, the Company shall, in addition, pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made.

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Other Material Provisions of the Merger Agreement

Amendment

The Merger Agreement may be amended, modified and supplemented by written agreement of the Company and Parent at any time before or after approval of the Merger Agreement by the Company’s shareholders. However, after approval of the Merger Agreement by the Company’s shareholders, no amendment that by Law requires further approval by such shareholders may be made without such approval.

Expenses

Except as otherwise expressly provided in the Merger Agreement, all Expenses (as defined below) incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such Expenses.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

Governing Law and Jurisdiction

The Merger Agreement is governed by the laws of the State of Israel.

All disputes arising out of or in connection with the Merger Agreement will be finally settled under the Rules of Arbitration of the International Chamber of Commerce. The seat and venue of the arbitration will be Tel Aviv, Israel, and the arbitration will be conducted in the English language.

Specific Performance

In the event of a breach or threatened breach of any covenant or obligation in the Merger Agreement the non-breaching party will be entitled to an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of the Merger Agreement.

Guarantee

Pursuant to the Merger Agreement, Guarantor absolutely, unconditionally and irrevocably guaranteed (the “Guarantee”) to the Company the full and punctual payment of all amounts that are or may become due and payable by Parent and Merger Sub under the Merger Agreement, including the payment of any damages, if applicable (collectively, the “Guaranteed Obligations”). If Guarantor fails to fully pay any Guaranteed Obligations when due, it must also pay any reasonable out-of-pocket fees, costs and expenses incurred by the Company in connection with enforcing the Guarantee, together with interest on such unpaid amount at a rate per annum, compounded monthly equal to the rate of interest published in The Wall Street Journal as of the prime lending rate plus two percent (2.00%) per annum from the date such amount was required to be paid to (but excluding) the payment date. The Guarantee is intended to constitute a guarantee of payment and performance and not merely a guarantee of collection and is not conditioned upon the pursuit of any remedies against Parent or Merger Sub.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of October 6, 2021, for:

(a)	each person, or group of affiliated persons, known by us to beneficially own five percent (5%) or more of our outstanding Ordinary Shares;

(b)	each of our executive officers and members of our Board individually; and

(c)	all of our executive officers and members of the Board as a group.

The number of Ordinary Shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within sixty (60) days of October 6, 2021 through the exercise of any option, warrant or other right. For the sake of clarity, Company Options and Company RSUs that will accelerate as a result of the Merger and would not otherwise vest within sixty (60) days of October 6, 2021 have not been accounted for in the table below. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all Ordinary Shares held by that person.

The percentage of Ordinary Shares beneficially owned is calculated on the basis of Ordinary Shares outstanding as of October 6, 2021. Ordinary Shares that a person has the right to acquire within sixty (60) days of October 6, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all Board members and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Itamar Medical Ltd., 9 Halamish Street, Caesarea 3088900, Israel.

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	Shares beneficially owned
Name of beneficial owner	Number	Percent
5% or Greater Shareholders
Deerfield Mgmt, L.P.(1)	35,814,090	7.3%
Entities affiliated with the Viola Group(2)	33,046,918	6.7%
MS Pace LP(3)	28,317,403	5.7%
Redmile Group, LLC(4)	25,647,000	5.2%

Executive Officers and Board Members
Giora Yaron, Ph.D.(5)	30,730,852	6.2%
Gilad Glick(6)	10,843,399	2.2%
Shy Basson(7)	2,476,139	*
Dan Shlezak	91,952	*
Efrat Litman(8)	1,466,524	*
Eilon Livne(9)	1,116,338	*
Shiri Shneorson(10)	166,558	*
Amit Shafrir(11)	217,818	*
Shane Brown	319,170	*
Ilan Biran(12)	727,983	*

Christopher M. Cleary(13)	-	-
Scott Serota(14)	281,778	*
Yaffa Krindel Sieradzki(15)	663,744	*
Zipora (Tzipi) Ozer-Armon(16)	385,000	*
Bradley Matthew Fluegel	-	-
Marga Ortigas-Wedekind	-	-
All executive officers and board members as a group (sixteen (16) persons)	49,487,255	9.7%

*	Indicates beneficial ownership of less than one percent (1%) of the total outstanding Ordinary Shares.

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(1)	This information is based on a Schedule 13G filed on November 20, 2020 by Deerfield Mgmt, L.P., or Deerfield and on information about the purchase, by Deerfield, of ADSs in the 2021 Public Offering (as defined in the Annual Report). The number of Ordinary Shares reported in the table consists of 35,814,090 Ordinary Shares held by Deerfield. The business address of Deerfield is 345 Park Avenue South, 12th Floor, New York, New York 10017.

(2)	This information is based on information provided to the Company by Viola Growth II GP Ltd., a Cayman Islands company (“Viola Growth II GP”), as part of the 2021 Public Offering in which Viola Growth II GP sold 1,310,000 ADSs. The number of Ordinary Shares reported in the table consists of 33,046,918 Ordinary Shares held by Viola Growth 2 A.V. Limited Partnership (“Viola 2 A.V.”), an Israeli limited partnership; and The general partner of Viola 2 A.V. is Viola Growth II Limited Partnership (together with Viola Growth II GP and Viola 2 A.V., collectively, “Viola Group”), a Cayman Island limited partnership. The general partner of Viola Growth II Limited Partnership is Viola Growth II GP, which is wholly owned by Viola II. Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi, all of whom are Israeli citizens, hold indirect interests in, and are the controlling shareholders of, Viola 2 and, consequently, may be deemed to be the beneficial owners of the Ordinary Shares held by Viola 2 AV and Viola 2. However, each of Messrs. Dovrat, Beit-On and Zeevi disclaims beneficial ownership of all of the foregoing shares, except to the extent of their respective pecuniary interest therein. The business address of Viola is Ackerstein Towers, Building D, 12 Abba Eban Avenue, Herzeliya 4672530, Israel.

(3)	This information is based on specific information provided to us on June 30, 2021 by MS Pace LP, or MSP, a Delaware limited partnership, MS Pace Management, LLC, or MSP Management, a Delaware limited liability company and Sightline MS GP, LLC, or Sightline, a Delaware limited liability company. The general partner of MSP is MSP Management which is fifty-one percent (51%) held by an affiliate of Medtronic International Technology, Inc., or Medtronic, and the remaining forty-nine percent (49%) interest therein is held by Sightline, a third party unrelated to Medtronic. Medtronic also holds twenty percent (20%) of the limited partnership interests in MSP. Medtronic is an indirect wholly owned subsidiary of Medtronic plc, an Irish corporation whose shares are traded on the NYSE. The number of Ordinary Shares reported in the table consists of 28,317,403 Ordinary Shares held by MSP. The business address of MSP is 8500 Normandale Lake Boulevard, Suite 1070, Bloomington, Minnesota 55437.

(4)	This information is based on a Schedule 13G filed on February 16, 2021 by Redmile Group, LLC, or Redmile and on information about the purchase, by Redmile, of ADSs in the 2021 Public Offering. The number of Ordinary Shares reported in the table consists of 25,647,000 Ordinary Shares held by Redmile. The business address of Redmile is One Letterman Drive, Building D, Suite D3-300, The Presidio of San Francisco, San Francisco, California 94129.

(5)	Consists of (a) 30,122,869 Ordinary Shares and (b) 607,983 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021. Some of these securities are held through a company wholly owned by Dr. Yaron.

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(6)	Consists of (a) 478,622 Ordinary Shares and (b) 10, 364,777 Ordinary Shares issuable upon exercise of options and vesting or exercise of Company RSUs to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(7)	Consists of (a) 204,387 Ordinary Shares and (b) 2,271,752 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(8)	Consists of (a) 127,435 Ordinary Shares and (b) 1,339,089 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(9)	Consists of (a) 79,852 Ordinary Shares and (b) 1,036,486 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(10)	Consists of 166,558 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(11)	Consists of 217,818 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(12)	Consists of (a) 120,000 Ordinary Shares and (b) 607,983 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(13)	Mr. Cleary is a Vice President of Corporate Development for Medtronic plc, which is an affiliate of MS Pace.

(14)	Consists of (a) 211,333 Ordinary Shares and (b) 70,445 Ordinary Shares issuable upon exercise of Company RSUs to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021

(15)	Consists of (a) 278,744 Ordinary Shares and (b) 385,000 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(16)	Consists of 385,000 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares that are or will be immediately exercisable within sixty (60) days of October 6, 2021.

(17)	Consists of (a) 31,623,242 Ordinary Shares and (b) 17,864,013 Ordinary Shares issuable upon exercise of options and vesting of Company RSUs to purchase Ordinary Shares that are or will be immediately exercisable or vested within sixty (60) days of October 6, 2021.

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FUTURE SHAREHOLDER PROPOSAL

If the Merger is completed, the Company will have no public shareholders and there will be no public participation in any future meetings of shareholders of the Company. However, if the Merger is not completed, the Company’s shareholders will continue to be entitled to attend and participate in shareholder meetings.

In light of the execution of the Merger Agreement, the Company does not currently expect to hold an annual general meeting of shareholders in 2022.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	The Annual Report;

•	Reports of Foreign Private Issuer on Form 6-K filed on September 13, 2021, August 12, 2021, August 10, 2021, July 28, 2021, May 24, 2021, May 20, 2021, May 19, 2021, May 5, 2021 and October 12, 2021; and

•	Report of Foreign Private Issuer on Form 6-K/A filed on August 12, 2021.

You can obtain a copy of any document incorporated by reference into this document free of charge from the SEC or through the SEC’s website described above.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 contains a detailed description of the Company’s business, and certain risk factors in connection with the purchase or retention of the Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED OCTOBER 14, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

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CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

At the Meeting, the Company’s audited Consolidated Financial Statements for the fiscal year ended December 31, 2020 will be presented for discussion, as required by the Companies Law.

The said Consolidated Financial Statements as well as the Annual Report may be obtained for free from the SEC’s website at www.sec.gov, the MAGNA distribution site of the ISA at www.magna.isa.gov.il, the Company’s website at www.itamar-medical.com or by directing the request to the Company’s corporate secretary. Any shareholder may also receive a copy of the said Annual Report, without charge, upon written request to the Company (attention: Noa Farkas Gluck, Adv., General Counsel and Company Secretary). None of the Consolidated Financial Statements, the Annual Report and the contents of the Company’s website forms part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

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OTHER MATTERS

The Board currently knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of the Meeting, dated October 12, 2021; but, if any other matter is properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Dr. Giora Yaron
Dr. Giora Yaron
Chairman of the Board of Directors

Date: October 14, 2021

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Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

ZOLL Medical Corporation

Zeus Merger Sub Ltd.,

Asahi Kasei Corporation

and

Itamar Medical Ltd.

dated as of

September 13, 2021

A-1

TABLE OF CONTENTS

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated September 13, 2021, is by and among (i) ZOLL Medical Corporation, a Massachusetts corporation (“Parent”), (ii) Zeus Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), (iii) solely for purposes of Section 4.3(b) (with respect to itself only) and Section 9.14, Asahi Kasei Corporation (“Guarantor”) and (iv) Itamar Medical Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Guarantor (solely for purposes of Section 4.3(b) (with respect to itself only) and Section 9.14), Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”), including the Ordinary Shares represented by American Depositary Shares, each representing thirty (30) Ordinary Shares (“ADSs” and together with Ordinary Shares, the “Company Shares”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration (or, in the case of each ADS, the Per ADS Merger Consideration) upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors;

WHEREAS, the Company Board has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and recommending that the Company Shareholders approve the Merger, this Agreement and the consummation of the Transactions (such recommendation to the Company Shareholders, the “Company Board Recommendation”);

1

WHEREAS, the board of directors of Parent (the “Parent Board”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its stockholders;

WHEREAS, the Parent Board has unanimously adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) has, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) unanimously approved the Merger, the execution of this Agreement and the consummation of the Transactions, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (iv) resolved to recommend that the sole shareholder of Merger Sub approve the Merger, this Agreement and the consummation of the Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board, the sole shareholder of Merger Sub has approved the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, in order to induce the Company to enter into this Agreement, the Guarantor has agreed to be party hereto solely for purposes of Section 4.3(b) (with respect to itself only) and Section 9.14;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger; and

WHEREAS, as a condition to the willingness of Parent to enter into this Agreement and as an inducement in consideration therefor, on the date hereof, certain of the Company’s directors, officers and shareholders have entered into voting and support agreements with Parent (together, the “Support Agreements”), pursuant to which, among other things, they have agreed to vote in favor of the Merger at the Company Special Meeting described herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

2

AGREEMENT

Article I.
THE MERGER

Section 1.1            The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2            Closing. Unless another date or place is agreed to in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Israel time on a day no later than the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted by Law or under this Agreement) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law or under this Agreement) waiver of such conditions at the Closing). The Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of certain documents, and the prior physical exchange of certain documents and instruments to be held in trust by outside counsel to the recipient Party pending authorization to release at the Closing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3            Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly on the Closing Date. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4            Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 1.5            Memorandum and Articles of Association. At the Effective Time, (a) the memorandum of association of the Company, as in effect immediately prior to the Effective Time, shall be the memorandum of association of the Surviving Company, until such memorandum of association is thereafter duly changed or amended as provided therein or by applicable Law, and (b) without derogating from Section 6.4(b) the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6            Officers and Directors of the Surviving Company. At the Effective Time, the directors of Merger Sub immediately before the Effective Time shall become the directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the memorandum of association and the articles of association of the Surviving Company. At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until their respective successors have been duly appointed, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

Article II.
TREATMENT OF SECURITIES

Section 2.1            Treatment of Securities.

(a)               Treatment of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(b) and except as provided in Section 2.1(a)(iii):

(i)                 Treatment of Ordinary Shares. Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Ordinary Shares represented by ADSs and the Excluded Shares) shall be deemed to have been transferred to Parent in exchange for the right to receive an amount in cash equal to US$1.0333333 (subject to adjustment under Section 2.1(b)) (the “Per Share Merger Consideration”) without interest and less applicable Taxes (if any) required to be withheld, in each case, payable as provided in Section 2.2 and Section 2.4. From and after the Effective Time, (a) except for Excluded Shares, the holders of all Ordinary Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated Ordinary Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Ordinary Shares (each, a “Certificate”)) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Ordinary Shares without interest and less applicable Taxes (if any) required to be withheld and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time and (b) the share transfer books of the Company shall be closed with respect to all Ordinary Shares outstanding and no further transfer of any such Ordinary Shares shall be made on such share transfer books after the Effective Time.

(ii)              Treatment of ADSs. Each ADS (including all uncertificated ADSs represented by book-entry form (“Book-Entry ADSs”) and each certificate that, immediately prior to the Effective Time, represented any ADSs (each, an “ADS Certificate”)) issued and outstanding immediately prior to the Effective Time, together with the underlying Ordinary Shares represented by such ADSs, shall be deemed to have been cancelled in exchange for the right to receive an amount in cash equal to US$31.00 (subject to adjustment under Section 2.1(b)) (the “Per ADS Merger Consideration”) without interest and less applicable Taxes (if any) required to be withheld, in each case, payable pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. From and after the Effective Time, (x) except for Excluded Shares, all such ADSs and their underlying Ordinary Shares shall no longer be outstanding and shall automatically be cancelled, retired and shall cease to exist, and each holder of an ADS shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration payable as provided in Section 2.2 and Section 2.4, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time and (y) the Depositary’s transfer books of the ADSs shall be closed with respect to all ADSs outstanding and no further transfer of any such ADSs shall be made on such transfer books after the Effective Time. For the avoidance of doubt, each holder of Ordinary Shares or ADSs shall only be entitled to receive the Per Share Merger Consideration or the Per ADS Merger Consideration for each Ordinary Share and ADSs it holds, as the case may be, without interest and less applicable Taxes (if any) required to be withheld, and shall not under any circumstances be entitled to receive consideration for the same Ordinary Shares under both Section 2.1(a)(i) and this Section 2.1(a)(ii).

(iii)            Treatment of Excluded Shares. At the Effective Time, all Excluded Shares shall be automatically cancelled and shall cease to exist and no Per Share Merger Consideration, Per ADS Merger Consideration or any other consideration shall be due or delivered in exchange therefor or in respect thereof.

(iv)             Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share, par value one (1) Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into and become one (1) validly issued, fully paid and nonassessable ordinary share, par value NIS 0.01 per share, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such ordinary shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)               Adjustment. Any number or amount herein that is based upon a number or fraction of Ordinary Shares or ADSs shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Ordinary Shares or ADSs), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Ordinary Shares or ADSs outstanding after the date of this Agreement and prior to the Effective Time and such adjustment shall provide to the holders of the Ordinary Shares and ADSs the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1(b) shall be construed to permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

Section 2.2            Payment for Company Shares; Surrender of Certificates.

(a)               Payments with respect to Company Shares (other than Section 102 Shares). Prior to the Effective Time (but in no event later than five (5) Business Days prior to the Closing Date), Parent shall designate (i) a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the payment and delivery of the Per Share Merger Consideration and the Per ADS Merger Consideration (the “Exchange Agent”) and (ii) in connection with the provisions of the Withholding Tax Ruling (assuming such ruling is obtained), an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Information Agent in a form reasonably satisfactory to the Company. The Exchange Agent shall also act as the agent for the holders of Ordinary Shares for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. Prior to the Effective Time, Parent or Merger Sub shall deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (other than consideration to be paid with respect to Section 102 Shares, which payment shall be transferred directly to the 102 Trustee) and the Per ADS Merger Consideration (the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares (other than the holders of Excluded Shares and Section 102 Shares). In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Per Share Merger Consideration and Per ADS Merger Consideration due to the Company Shareholders (other than the holders of Excluded Shares and Section 102 Shares), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to irrevocable instructions, delivery of the Per Share Merger Consideration and Per ADS Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that (1) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$10 billion (based on the most recent financial statements of such bank that are then publicly available), and (2) no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate, Book-Entry Share, ADS Certificate or Book-Entry ADS pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent or the Surviving Company (at the election of Parent) which shall bear, in either case, any taxes applicable in connection with any such interest or other income, on the earlier of (A) one (1) year after the Effective Time or (B) the full payment of the Exchange Fund. Parent shall be responsible for all fees and expenses of the Exchange Agent and the Information Agent. To the extent that Parent or the Surviving Corporation is required to bear any Taxes applicable to such investments, Parent or the Surviving Corporation (as applicable) shall be entitled to receive a portion of such interest or other income as reasonably determined by Parent or the Surviving Corporation (as applicable) in order to satisfy any Taxes which may be imposed on Parent or the Surviving Corporation (determined as if such interest or other income constitutes the only taxable income derived during the period).

(b)               Payments with respect to Section 102 Shares. On or prior to the Effective Time, Parent shall cause the transfer of the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling, if obtained (the “Section 102 Share Consideration”). The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling, if obtained.

(c)               Payments with respect to Company Warrants. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the holder of any Company Warrant, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time shall be canceled and in consideration of such cancelation, the holder thereof, subject to withholdings and adjustments as set forth in this Article II (applied to Company Warrants on an as-exercised-basis) shall be entitled to receive, without interest, a cash payment equal to (i) the number of Company Shares subject to such Company Warrant multiplied by (ii) (1) the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, minus (2) the exercise price of such Company Warrant. The amount of cash each holder of a Company Warrant is entitled to receive for all Company Warrants held by such holder shall be rounded down to the nearest cent and computed after aggregating cash amounts for all Company Warrants held by such holder.

(d)               Procedures for Surrender.

(i)                 As soon as reasonably practicable, and in any event within five (5) Business Days, after the Effective Time, Parent shall, and shall cause the Surviving Company to cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share and whose Ordinary Shares (other than Excluded Shares) were exchanged pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, as applicable, to the Exchange Agent and shall be in such customary form as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share in exchange for payment of the Per Share Merger Consideration pursuant to Section 2.1, and (C) a form of declaration for Tax withholding purposes (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of an Ordinary Share provides certain information (and, if applicable, supporting documentation) necessary for Parent or the Exchange Agent or the Information Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes (including supporting documentation, as applicable) and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto and such other documents as may reasonably be required pursuant to such instructions, Parent shall pay or cause the Exchange Agent to pay to the holder of such Certificate or Book-Entry Share the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Ordinary Share formerly represented by such Certificate or Book-Entry Share, within three (3) Business Days following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share and such other documents as may reasonably be required pursuant to such instructions, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (1) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (2) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share shall only be made to the Person in whose name such Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon and less applicable Taxes (if any) required to be withheld.

(ii)              At or prior to the Effective Time, Parent shall, and shall cause the Surviving Company to, establish procedures reasonably satisfactory to the Company with the Exchange Agent and the Depositary to ensure that (A) the Exchange Agent will transmit to the Depositary as promptly as reasonably practicable following, and in any event within one (1) Business Day after the Effective Time, an amount in cash in immediately available funds equal to the Per ADS Merger Consideration payable in respect of the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs and the underlying Ordinary Shares representing Excluded Shares), and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of Book-Entry ADSs or ADS Certificates pro rata to their holdings of ADSs (other than the ADSs and the underlying Ordinary Shares representing Excluded Shares) as soon as reasonably practicable, and in any event within five (5) Business Days following, surrender by them of ADS Certificates or the cancellation of the Book-Entry ADSs, in each case, subject to the terms of the Withholding Tax Ruling (if obtained). The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility (other than the ADS cancellation fee, which shall be payable in accordance with the Deposit Agreement).

(e)               Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books or ledger of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate, Book-Entry Share or ADS outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate, Book-Entry Share or ADS is presented to the Surviving Company for any reason, it shall be cancelled and exchanged as provided in this Agreement.

(f)                Termination of Exchange Fund; No Liability. Unless otherwise determined in the Withholding Tax Ruling, if such ruling is obtained, at any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate, Book-Entry Share, ADS Certificate or Book-Entry ADS (other than holders of Excluded Shares), provided that the ITA has agreed to such delivery of such funds to the Parent and, thereafter, such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, payable upon due surrender of their Certificate, Book-Entry Share, ADS Certificate or Book-Entry ADS and compliance with the procedures in Section 2.2(d) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent shall be liable to any holder of a Certificate, Book-Entry Share, ADS Certificate or Book-Entry ADS for any Per Share Merger Consideration, Per ADS Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(g)               Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, Parent shall issue or cause the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3            Treatment of Company Equity Awards.

(a)               Company Options.

(i)                 At the Effective Time, each option to purchase Company Shares granted by the Company (a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Company Option, and (y) the excess, if any, of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, over the per share exercise price of such Company Option (the “Option Consideration”). With respect to each Company Option that is vested pursuant to its terms as of immediately prior to the Effective Time, (including each Company Option that is accelerated at or prior to the Effective Time in connection with the consummation of the Transactions) (each such vested option, a “Vested Company Option”), the Option Consideration (reduced by applicable Tax withholdings) shall be paid in accordance with Section 2.3(c) below. With respect to each Company Option that is not a Vested Company Option (each such unvested option, an “Unvested Company Option”), the Option Consideration (reduced by applicable Tax withholdings) shall be paid in accordance with Section 2.3(d) below subject to the holder of such Unvested Company Option remaining continuously employed by or in the service of the Company or a Company Subsidiary (or any successor or affiliate thereof) through (I)(x) each applicable vesting date (with the portion of the Option Consideration vesting on each such date based on the original vesting schedule) with respect to any such Company Option that, prior to the Effective Time, was subject to time-based vesting, or (y) the end of the applicable performance period with respect to any such Company Option that, prior to the Effective Time, was subject to performance-based vesting or (II) such earlier date as required pursuant to the terms of such Company Option; provided, that if the employment or service of the holder of any such Unvested Company Option is terminated within six (6) months after the Closing (or such later date as required pursuant to the terms of such Company Option) by the Company or any Company Subsidiary (or any successor or affiliate thereof) without Cause or due to such holder’s death or Disability, any unpaid portion of the Option Consideration with respect to such Unvested Company Option will vest and be paid in accordance with Section 2.3(d) below as promptly as practicable (and in any event not later than five (5) Business Days) following the effective date of such termination. Notwithstanding the foregoing, to the extent that the terms of a Company Option entitle the holder thereof to earlier payment, the Option Consideration shall be paid at such earlier time as required under the terms of such Company Option. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an allocation schedule which shall set forth the Company’s good faith estimate of the following information with respect to the Unvested Company Options: (x) the name of each holder of Unvested Company Options, (y) the total number of Unvested Company Options issued or granted to such holder, and (z) the vesting schedule for each Unvested Company Option.

(ii)              Notwithstanding the foregoing, each Company Option that is outstanding and unexercised as of the Effective Time, whether or not vested, with a per share exercise price that is equal to or greater than the Per Share Merger Consideration or Per ADS Merger Consideration, as appropriate, will, in each case, as of the Effective Time, be canceled without the payment of any consideration therefor.

(b)               Company RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether or not vested, without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, shall be canceled and converted at the Effective Time into the right of the holder to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Company RSU determined based upon maximum performance, as applicable, and (y) the excess, if any, of the Per Share Merger Consideration or Per ADS Merger Consideration, as appropriate, over the applicable per share exercise price under such Company RSU (the “RSU Payment”). With respect to each Company RSU that is vested pursuant to its terms immediately prior to the Effective Time, (including each such Company RSU that is accelerated on or prior to the Effective Time in connection with the consummation of the Transactions) (each such vested RSU, a “Vested Company RSU”), the RSU Payment (reduced by applicable Tax withholdings) shall be paid in accordance with Section 2.3(c) below. With respect to each Company RSU that is not a Vested Company RSU (such unvested RSU, an “Unvested Company RSU”), the RSU Payment (reduced by applicable Tax withholdings) shall be paid in accordance with Section 2.3(d) below subject to the holder of such Unvested Company RSU remaining continuously employed by the Company or a Company Subsidiary (or any successor or affiliate) through the end of the applicable performance period with respect to any such Company RSU (or such earlier date as required pursuant to the terms of such Company RSU); provided, that if the employment or service of the holder of any such Unvested Company RSU is terminated within six (6) months after the Closing (or such later date as required pursuant to the terms of such Company RSU) by the Company or any Company Subsidiary (or any successor or affiliate) without Cause, or due to such holder’s death or Disability the RSU Payment with respect to such Unvested Company RSU will vest and be paid in accordance with Section 2.3(d) below as soon as reasonably practicable (in any event not later than five (5) Business Days) following the effective date of such termination. Notwithstanding the foregoing, to the extent that the terms of a Company RSU entitle the holder thereof to earlier payment, the RSU Payment shall be paid at such earlier time as required under the terms of such Company RSU. No later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an allocation schedule which shall set forth the Company’s good faith estimate of the following information with respect to the Unvested RSUs: (w) the name of each holder of Unvested RSUs, (x) the total number of Unvested RSUs issued or granted to such holder, (y) the vesting schedule for each Unvested RSU, and (z) the applicable settlement or payment date for each Company RSU that is treated as “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(c)               Payments with respect to Vested Company Options and Vested Company RSUs. On or prior to the Effective Time, Parent shall cause:

(i)                 the transfer of the aggregate Option Consideration and RSU Payments payable with respect to Vested Company Options and Vested Company RSUs that are Section 102 Awards or Section 3(i) Awards to the 102 Trustee, on behalf of holders of Section 102 Awards or Section 3(i) Awards, as applicable, in accordance with Section 102 (if applicable) and the Options Tax Ruling, if obtained (the “Section 102 Vested Award Consideration” and the “Section 3(i) Vested Award Consideration,” respectively). The Section 102 Vested Award Consideration and the Section 3(i) Vested Award Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 (if applicable) and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 (if applicable) and the Options Tax Ruling, if obtained; and

(ii)              the deposit of the aggregate amount of funds payable with respect to Vested Company Options and Vested Company RSUs (in each case, other than Section 102 Awards and Section 3(i) Awards) with the Company or its Subsidiaries at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options and Company RSUs (in each case, other than Section 102 Awards and Section 3(i) Awards), which amounts shall be paid by the Company or its Subsidiaries to the respective holders thereof through the Company’s or the applicable Subsidiary’s payroll systems, subject to applicable withholdings, promptly and not later than the second regular payroll cycle of the Company following the Closing.

(d)               Payments with respect to Unvested Company Options and Unvested Company RSUs. On or prior to the vesting date (as may be accelerated in case of termination, resignation, death or Disability pursuant to the terms of Section 2.3(a) or (b), as applicable) of the Option Consideration or RSU Payment payable with respect to Unvested Company Options and Unvested Company RSUs, Parent shall cause:

(i)                 the transfer of the aggregate Option Consideration and RSU Payments payable with respect to Unvested Company Options and Unvested Company RSUs that are Section 102 Awards or Section 3(i) Awards to the 102 Trustee, on behalf of holders of Section 102 Awards Section 3(i) Awards, as applicable, in accordance with Section 102 (if applicable) and the Options Tax Ruling, if obtained (the “Section 102 Unvested Award Consideration” and “Section 3(i) Unvested Award Consideration,” respectively). The Section 102 Unvested Award Consideration and Section 3(i) Unvested Award Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 (if applicable) and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 (if applicable) and the Options Tax Ruling, if obtained; and

(ii)              the deposit of the aggregate amount of funds payable with respect to Unvested Company Options and Unvested Company RSUs (in each case, other than Section 102 Awards and Section 3(i) Awards) with the Company or its Subsidiaries at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options and Company RSUs (in each case, other than Section 102 Awards and Section 3(i) Awards), which amounts shall be paid by the Company or its Subsidiaries to the respective holders thereof through the Company’s or the applicable Subsidiary’s payroll systems, subject to applicable withholdings, promptly and not later than the second regular payroll cycle of the Company following the applicable vesting date of such Option Consideration or RSU Payments.

(e)               Parties’ Obligations. Prior to the Closing Date, the Company, Merger Sub and Parent will take all actions and adopt such resolutions as may be reasonably necessary to give effect to and accomplish the transactions contemplated by this Section 2.3.

(f)                Parent’s Obligations. Parent shall, or shall cause the Surviving Company to, make the payments due under Section 2.3 and Parent shall take all actions necessary to ensure that, if applicable, the Surviving Company and the 102 Trustee has cash sufficient to satisfy the payment obligations set forth in this Section 2.3, including, to the extent necessary, depositing with the Surviving Company and the 102 Trustee the amounts due under this Section 2.3.

Section 2.4            Withholding. Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent, the Depositary, any TASE member and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to a holder of Ordinary Shares, ADSs, Company Warrants or Company Equity Awards pursuant to this Agreement, any amounts that are required to be withheld or deducted with respect to such consideration pursuant to the Code, the Ordinance or any applicable provisions of Israeli or non-Israeli Tax Law and in accordance with the Withholding Tax Ruling and the Options Tax Ruling, if obtained. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the foregoing provisions and subject to any other provision to the contrary in the Withholding Tax Ruling, if obtained, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Exchange Agent or Depositary, as applicable, for the benefit of each such Company Shareholder for a period of one hundred and eighty (180) days following the Closing (or such longer reasonable period as may be provided by Parent or the Surviving Company in order to permit Company Shareholders to submit a Valid Tax Certificate, the “Withholding Drop Date”), unless Parent, Exchange Agent or Depositary is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date (i) in case the Withholding Tax Ruling is obtained, a declaration for Israeli Tax withholding purposes and any supporting documentation required by Withholding Tax Ruling, as applicable, or (ii) a Valid Tax Certificate to a Payor (or such other forms as are required under any applicable Tax Law) all in accordance with Section 2.2(d), then the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, due to such Company Shareholder shall be paid to such Company Shareholder and the deduction and withholding of any Israeli Taxes shall be made only in accordance therewith subject to any non-Israeli withholding which is applicable to the payment (if any). Subject to the Withholding Tax Ruling, if obtained, if any Company Shareholder (i) does not provide Payor with a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a declaration for Israeli Tax withholding purposes and all supporting documentation (in case the Withholding Tax Ruling is obtained and requires such supporting documentation) or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent, the Exchange Agent or the Depositary, as applicable. Unless otherwise determined in the Withholding Tax Ruling, if obtained, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 2.5            Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.6            Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 2.7            Adjustment of Payment Procedures. If following the date hereof, the Parties mutually determine in good faith, based on discussions with the Exchange Agent, Information Agent, Depositary and/or the TASE, or based on the Withholding Tax Ruling, Interim Options Tax Ruling or the Options Tax Ruling (in each case, if obtained), that the Parties are required to act in a manner other than as provided for in Section 2.2 and Section 2.3 above with respect to the Tax withholding and payment procedures set forth therein, the Parties agree to take all action necessary or advisable to act in accordance with such required Tax withholding and payment procedures.

Article III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the reports, schedules, forms, statements and other documents filed by the Company with the ISA or with the SEC (or furnished by the Company to the SEC), in each case, prior to the date of this Agreement (excluding any forward looking disclosures or risk factor disclosures set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature) (it being understood that this clause (i) shall not be applicable to Section 3.3) or (ii) the correspondingly numbered Section of the disclosure letter delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of this Article III or the Company Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III.

Section 3.1            Qualification, Organization, Subsidiaries, etc.

(a)               The Company is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Section 3.1(b) of the Company Disclosure Letter lists each Subsidiary of the Company (each, a “Company Subsidiary”), the type of legal entity and its jurisdiction of organization, U.S. tax classification of any such U.S. Subsidiary, and the directors of such Subsidiary. Except as set forth on Section 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person. Except as set forth on Section 3.1(b) of the Company Disclosure Letter, each Company Subsidiary is a direct, or indirect, wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent such concept is recognized under applicable Law, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except when the failure to be in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2            Memorandum and Articles of Association. The Company has made available to Parent a complete and correct copy of its memorandum of association (as amended to date, the “Memorandum of Association”) and articles of association (as amended to date and as currently in effect, the “Articles of Association”, and together with the Memorandum of Association, the “Company Charter Documents”) and equivalent organizational documents of each Company Subsidiary that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such Memorandum of Association and Articles of Association or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its memorandum of association, articles of association or equivalent organizational documents.

Section 3.3            Capitalization.

(a)               The registered (authorized) share capital of the Company is NIS 7,500,000 divided into 750,000,000 Ordinary Shares.

(b)               All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar right under any provision of the ICL or the Company Charter Documents. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security that may be issued prior to the Effective Time are duly authorized and will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar right under any provision of the ICL or the Company Charter Documents.

(c)               As of the close of business on September 10, 2021 (the “Capitalization Date”):

(i)                 492,284,714 Ordinary Shares were issued and outstanding;

(ii)              281,378,940 Ordinary Shares were represented by ADSs;

(iii)            0 Ordinary Shares were held by any Company Subsidiary;

(iv)             0 Ordinary Shares were held in the treasury of the Company;

(v)               49,874,443 Ordinary Shares were subject to outstanding Company Options;

(vi)             3,029,684 Ordinary Shares were issuable pursuant to outstanding Company RSUs; and

(vii)          311,254 Ordinary Shares were issuable pursuant to outstanding Company Warrants.

(d)               Section 3.3(d) of the Company Disclosure Letter lists each (i) Company Option and Company RSU outstanding as of the Capitalization Date, (ii) the Company Equity Plan under which such Company Option or Company RSU was issued, (iii) the name of the holder of such Company Option or Company RSU, (iv) the number of Company Shares issuable thereunder, (v) the grant date of such Company Option or Company RSU, (vi) the expiration date of such Company Option or Company RSU, (vii) the exercise or similar purchase price of such Company Option or RSU, as applicable and (viii) for Section 102 Awards, the date of deposit of such Section 102 Awards with the 102 Trustee. Each Company Option and Company RSU was granted under one of the Company Equity Plans.

(e)               Except for changes since the Capitalization Date specified in Section 3.3(b) resulting from the exercise of Company Options or the vesting and settlement of Company RSUs outstanding on such date, or actions taken after the date of this Agreement in compliance with this Agreement, since the Capitalization Date neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants (other than being subject to existing Company Warrants) or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of, or other voting securities or ownership interests in, the Company or any Company Subsidiary, or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”), other than as described in Section 3.3(b).

(f)                Except for the Support Agreements, the Deposit Agreement and the Charter Documents, there are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or, to the knowledge of the Company, to which any of its directors or officers is a party, with respect to the voting of any shares of, or other equity interest in, the Company or any Company Subsidiary.

(g)               There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any equity securities of any Company Subsidiary or to pay any dividend or make any other distribution in respect thereof or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Each outstanding share of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights. In the past twelve (12) months, neither the Company nor any Company Subsidiary has declared or paid any dividends (other than dividends to or among the Company and its Subsidiaries).

(h)               Section 3.3(h) of the Company Disclosure Letter identifies each Person with an offer letter or other Contract that contemplates a grant of Company Options, Company RSUs or grant or issuance of other Company Securities (including the number, series and class of shares, exercise price and vesting schedule (including, any accelerated vesting)), or who has otherwise receive written binding obligations to be granted Company Options, Company RSUs or other Company Securities, in each case, which have not been granted or issued as of the date hereof.

Section 3.4            Authority Relative to this Agreement.

(a)               The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)               The Company Board, at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association prior to the execution of this Agreement, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Company Board Recommendation. As of the date of this Agreement, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.5            No Conflict; Required Filings and Consents.

(a)               The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, subject to obtaining both (x) any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority listed in Section 3.5(a), and (y) the Company Shareholder Approval (i) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any Company Subsidiary, (ii) conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) subject to filing the IIA Notice and the IIA Undertaking, conflict with or violate any of the requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or any Company Subsidiary or (iv) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of the Company or a Company Subsidiary, give rise to a right of termination, vesting, amendment, suspension, revocation or cancellation, or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any Company Material Contract or material Permit, except, in the case of clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)               The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the IIA Notice and IIA Undertaking, (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the filing of requests for receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iv) any filings and other consents as may be required under the rules and regulations of NASDAQ and the TASE, (v) the furnishing of the Proxy Statement to the SEC and ISA, (vi) applicable requirements, if any, of the Securities Act, the Exchange Act, the Israeli Securities Law and state securities or “blue sky” Laws (“Blue Sky Laws”), (vii) the pre-merger notification requirements of the HSR Act, the Israeli Competition Law and other applicable Antitrust Laws, (viii) such filings and other approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby and (ix) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6            Permits; Compliance.

(a)               (i) Each of the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for each of the Company or any Company Subsidiary to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), (ii) all such Permits are in full force and effect, and (iii) as of the date of this Agreement, no suspension, cancellation, withdrawal or revocation thereof is pending or, to the knowledge of the Company, threatened, in each case, except where the failure to possess to be valid or to be in full force and effect, or the suspension, cancellation, withdrawal, or revocation any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is in conflict with, default under or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               In the preceding five (5) years, none of the Company, any Company Subsidiary, any of its or their directors, officers or employees, nor, to the knowledge of the Company, any agents or other Persons, while acting for or on behalf of the Company or any Company Subsidiary (each, an “Associated Person”) taken any action in violation of (i) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (ii) Sections 291 and 291A of the Israeli Penal Law, 1977; (iii) the Israeli Prohibition on Money Laundering Law, 2000; and (iv) any other applicable anticorruption, anti-money laundering and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any governmental authority of any jurisdiction applicable to the Company or its Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”). None of the Company, any Company Subsidiary, or any of their respective directors, officers, or employees in their capacity as such are or have in the past five (5) years been the subject of any allegation, voluntary disclosure, investigation, prosecution, or other enforcement action related to the Applicable Anticorruption Laws. The Company and each Company Subsidiary maintains the written policies and procedures listed on Section 3.6(b) of the Company Disclosure Letter, which are designed to ensure compliance with the Applicable Anticorruption Laws.

(c)               Since January 1, 2016, none of the Company, any Company Subsidiary, any of its or their directors, officers, or employees, nor, to the knowledge of the Company, any Associated Person acting for or on behalf of the Company or any Company Subsidiary has, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following persons for the purpose of influencing any act or decision of such person in his official capacity, inducing such person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such person to use his influence with any Governmental Authority or instrumentality thereof to affect or to influence any act or decision of such government or instrumentality, in order to assist the Company in obtaining or retaining business for or with, or directing the business to, any Person: (i) any person who is an agent, representative, official, officer, director, or employee of any Governmental Authority or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (c) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official or the immediate family member of a Government Official or any individual whose benefit is in the interests of a Government Official.

(d)               Since January 1, 2016, the Company and all Company Subsidiaries have complied in all applicable export and re-export controls and sanctions laws and regulations, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations, other controls administered by the United States Department of Commerce or the United States Department of State, the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), and all other applicable import/export controls and sanctions laws and regulations (collectively, the “Trade Laws”), except, in each case, as would not be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company, any Company Subsidiary, any of its or their directors, officers or employees, nor, to the knowledge of the Company, any Associated Person acting for or on behalf of the Company or any Company Subsidiary, has, directly or indirectly, engaged in any transactions or dealings with, or exported any products, technology, or services to, (i) any country or territory that, at the time of such transaction or dealing, was subject to a U.S. Government embargo (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea Region of Ukraine) (collectively, the “Embargoed Countries”); (ii) any Person that is located in, or acting on behalf of, or directly or indirectly owned or controlled by any governmental entity of, any Embargoed Country in violation of the Trade Laws; (iii) any Person identified on any applicable export- or sanctions-related restricted party list, including, but not limited to, the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identifications List, which are maintained by OFAC, or the Entity List, Denied Persons List, or Unverified List, which are maintained by the Bureau of Industry and Security of the U.S. Department of Commerce (collectively, the “Prohibited Party Lists”); or (iv) any Person 50 percent or more owned or controlled by, or acting on behalf of, one or more Persons identified on a Prohibited Party List, except, in each case, as would not be material to the Company and the Company Subsidiaries, taken as a whole. None of the Company, any Company Subsidiary or, to the knowledge of the Company, their actual or beneficial owners appears on a Prohibited Party List. Without limiting the foregoing: (a) the Company and each of its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Authority required for (i) the export, import and re-export of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals located in the United States and abroad under the Trade Laws (collectively, “Export Approvals”), except where the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals, except where the failure to do so would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) no Export Approvals for the transfer of export licenses to Parent or the Surviving Company are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

(e)               Notwithstanding anything contained in this Section 3.6, no representation or warranty will be deemed to be made in this Section 3.6 in respect of the matters referenced in Section 3.8(a) or in respect of environmental, Tax, employee benefits, intellectual property, labor or healthcare regulatory matters.

Section 3.7            Committee on Foreign Investment in the United States (CFIUS). Neither the Company nor any of its Subsidiaries engages in (a) the production, design, test, manufacture, fabrication, or development of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); or (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800).

Section 3.8            SEC Filings; ISA Filings; Financial Statements.

(a)               The Company has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it with the SEC, the ISA and TASE since January 1, 2020 (such documents filed or furnished since January 1, 2020 and those filed or furnished by the Company with the SEC, the ISA or TASE subsequent to the date of this Agreement, if any, including any amendments thereof, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company Report (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act of 2002 (“SOX”), the Israeli Securities Law and the applicable rules and regulations promulgated thereunder or the rules and regulations of TASE, and (ii) did not, at the time it was filed (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b)               As of the date hereof, the Company is a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

(c)               Each of the consolidated financial statements (including the notes thereto) contained in the Company Reports filed with the SEC, the ISA or TASE (i) complied as of their respective dates of filing with the SEC, the ISA or TASE in all material respects with applicable accounting requirements and the published rules and regulations of the SEC, the ISA or TASE with respect thereto, (ii) was prepared in accordance with IFRS applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC and the ISA), and (iii) fairly presents, in all material respects, in accordance with IFRS, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(d)               Except as and to the extent set forth in the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of June 30, 2021, including the notes thereto (the “Most Recent Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required by IFRS to be disclosed on a balance sheet, except for liabilities and obligations (i) incurred since the Most Recent Company Balance Sheet in the ordinary course of business consistent with past practice, including as to amounts, (ii) in the form of executory obligations under any Contract to which the Company is a party or is bound, (iii) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions and (iv) that otherwise would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)               Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations promulgated by the SEC, ISA, NASDAQ or TASE with respect to the Company Reports filed with the SEC or the ISA, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.8(e), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f)                The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)               The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(h)               The Company is in compliance in all material respects with the applicable provisions of the Securities Act, the Exchange Act, the Israel Securities Law and the applicable listing and governance rules and regulations of TASE and the NASDAQ. As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company Reports filed with the SEC, ISA or TASE noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, ISA or TASE and (ii) to the knowledge of the Company, there are no pending (A) formal or informal investigations of the Company by the SEC, ISA or TASE or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(i)                 The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX.

(j)                 Neither the Company nor any Company Subsidiary is a party to, or has any material commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any material Contract or arrangement relating to any material transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company Subsidiary’s published financial statements or the Company Reports.

(k)               Since December 31, 2018, neither the Company nor the Company Subsidiaries have received any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud that, to the knowledge of the Company, involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

Section 3.9            Absence of Certain Changes or Events. Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and (b) there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10        Absence of Litigation. Other than as specified in Section 3.10 of the Company Disclosure Letter, as of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of the Company, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing or, to the knowledge of the Company, orally against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company, any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.11        Employee Benefit Plans.

(a)               Section 3.11(a) of the Company Disclosure Letter lists all material Company Plans, it being understood that employment agreements and offer letters with employees at the level below Vice President that establish employment relationships without obligating the Company to pay or provide (i) more than three (3) months (or such longer period as is required by Law or extension order (including Section 14 Arrangements)) of severance, notice of termination or pay in lieu of such notice or (ii) any retention, change in control, or transaction-related benefits, in each case, to the extent not required, effected or provided pursuant to Law or extension order (including Section 14 Arrangements) do not constitute material Company Plans. The Company has made available to Parent with respect to each material Company Plan (in each case to the extent applicable): (A) a copy of the Company Plan document, including all currently effective amendments thereto; (B) the most recent summary plan description and all currently effective summaries of material modifications and any related trust agreement with respect to the Company Plan; (C) the most recently filed annual report on Form 5500; (D) the most recently received IRS determination or opinion letter; (E) the most recent audited financial statement and actuarial valuation; (F) all material, non-routine filings and correspondence with any Governmental Authority during the past three (3) years and (G) all material related insurance contracts, other funding vehicles and similar agreements for each such Company Plan.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan is, and has been, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Plan intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code. To the knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that would reasonably be expected to cause the loss of the qualification of such Company Plan. All material contributions or other material amounts payable by the Company or any Company Subsidiary pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards.

(c)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) other than routine claims for benefits, there are no Actions pending or, to the knowledge of the Company, threatened, with respect to any Company Plan, and (ii) no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred.

(d)          Neither the Company nor any Company ERISA Affiliate currently has, or within the six-year period preceding the date of this Agreement, had, sponsored, maintained, contributed to or had any obligation to contribute to (i) any employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (ii) any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (iii) any plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA or (iv) any “multiple employer welfare arrangement” as defined under Section 3(40) of ERISA. None of the Company or any Company ERISA Affiliates has incurred any Controlled Group Liability that has not been satisfied in full.

(e)             No Company Plan provides for post-retirement or other post-employment welfare benefits (other than (i) health care continuation coverage required by Law, including under Section 4980B of the Code or similar state or local Law (“COBRA”), (ii) health care coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment agreement or severance agreement, plan or policy requiring the Company to pay or subsidize statutory payments or COBRA premiums for a terminated employee or the employee’s beneficiaries following such employee’s termination for less than three months).

(f)                There are, (i) no pending or, to the knowledge of the Company, threatened Actions (other than routine claims for benefits in the ordinary course of business) with respect to any Company Benefit Plan, and (ii) no audits, material inquiries, or proceedings pending or, to the knowledge of the Company, threatened by the Department of Labor, Internal Revenue Service, the ITA, the Israeli Ministry of Labor and Social Affairs or any other Governmental Authority with respect to any Company Benefit Plan, in each case, except as would not reasonably be expected, individually or in the aggregate, to result in Company Material Adverse Effect.

(g)               Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any Company Employee to any severance pay, incentive compensation or other material compensatory payment or benefit under any Company Plan, (ii) accelerate the time of payment, vesting or funding of any compensatory amount, equity award or other benefit under any Company Plan, (iii) materially increase the amount of compensation or benefits payable or provided to any Company Employee under any Company Plan, (iv) result in any material breach or violation of, or material default under any Company Plan or limit on the Company’s right to amend, modify, terminate or transfer the assets of, any Company Plan, (v) result in the Company’s or any Company Subsidiary’s forgiveness of any indebtedness of any Company Employee, or (vi) result in any “parachute payment” within the meaning of Section 280G of the Code. There is no Contract, plan or arrangement by which the Company or any Company Subsidiary is bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(h)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States for the benefit of any current or former employees or individual service providers who are regularly employed or primarily providing services outside of the United States, (i) all employer and employee contributions to each such Company Plan required by Law or by the terms of such Company Plan have been made, or, if applicable, accrued to the extent required by IFRS, (ii) each such Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) each such Company Plan has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Plan is present or operates and, to the extent relevant, the United States, (iv) each such Company Plan that is intended to qualify for special tax treatment meets all requirements for such treatment and (v) each such Company Plan that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions to the extent required by GAAP or applicable international accounting.

(i)                 Section 3.11(i) of the Company Disclosure Letter contains a list that is correct in all material respects as of the date of this Agreement, of each Company Option and Company RSU that is intended to be a Section 102 Award and for each such Section 102 Award the date of deposit of such Section 102 Award with the 102 Trustee.

(j)                 Each Company Plan has been maintained and operated in documentary and operational compliance in all materials respects with Section 409A of the Code or an available exemption therefrom.

Section 3.12        Labor and Employment Matters.

(a)               The Company has made available to Parent a schedule that is true and correct in all material respects as of September 9, 2021 that contains a list of all employees and independent contractors employed or engaged by the Company and the Company Subsidiaries, and as applicable, their: (i) names (except where prohibited by law); (ii) hire dates; (iii) location of employment; (iv) position; (v) full-time or part-time status; (vi) base salaries, base hourly wage, or commission target; (vii) status as exempt or non-exempt under the Fair Labor Standards Act; (viii) overtime pay arrangement; (ix) earned and paid bonuses for the calendar years 2019 and 2020; and (x) hours per pay period or month.

(b)               Solely with respect to employees who reside or work in Israel or to whom Israeli law applies (“Israeli Employees”) and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s or any applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law, 5723-1963 (including Section 14 Arrangements), vacation pursuant to the Israeli Annual Leave Law, 5711-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice) or if not required to be fully funded under any source are fully accrued in the Company’s financial statements to the extent required by IFRS; and (iii) the Company and any Company Subsidiary are in compliance with all applicable Law, regulations, Permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Advance Notice of Discharge and Resignation Law, 5761-2001, the Notice to Employee (Terms of Employment) Law (5762-2002), the Prevention of Sexual Harassment Law, 5758-1998, the Hours of Work and Rest Law, 5711-1951, the Annual Leave Law, 5711-1951, the Salary Protection Law, 5718-1958, the Law for Increased Enforcement of Labor Laws, 5771-2011, the Foreign Employees Law, 5751-1991, the Employment of Employee by Manpower Contractors Law, 5756-1996, the Equal Rights for Persons with Disabilities Law, 5748-1988, the Employment (Equal Opportunities) Law, 5748-1988, the Women’s Equal Rights Law, 5711-1951, the Protection of Employees (Exposure of Offences of Unethical Conduct and Improper Administration), 5757-1997, and the Sick Pay Law, 5736-1976. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and any Company Subsidiary have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all amounts that the Company and any Company Subsidiary are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund, managers’ insurance, severance fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 5713-1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and any Company Subsidiary do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due), and (C) to the knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, independent contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

(c)               Neither the Company nor any Company Subsidiary is a party to or bound by, nor as of the date hereof is the Company or any Company Subsidiary negotiating, any collective bargaining agreement or other Contract with any labor union, labor organization or works council, and, as of the date of this Agreement, there are no labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employee of the Company or any Company Subsidiary. As of the date hereof, there are no and there have not been during the prior six (6) years any pending or, to the knowledge of the Company, threatened material labor strikes, slowdowns, work stoppages, lockouts, job actions, or any similar activity or dispute, affecting the Company or any Company Subsidiary.

(d)               To the knowledge of the Company, none of the Company or any Company Subsidiary has been the subject of an audit by the Israeli Population and Immigration Authority (the “PIA”), Ministry of Labor, Social Affairs, and Social Services (the “MOL”) or U.S. Immigration & Customs Enforcement (“ICE”) nor as of the date hereof has it received any written notice of inspection of such audit by the PIA, MOL or ICE. To the knowledge of the Company, the Company and any Company Subsidiary have received true, and accurate copies of all visa petitions, entry permits and visa applications (and all supporting documents) submitted to the U.S. Citizenship and Immigration Services for all foreign employees and prospective foreign employees of the Company or any Company Subsidiary.

(e)               Except as would not result in material liability to the Company or any Company Subsidiary, all current and former employees employed exclusively in the United States by the Company and its Subsidiaries (excluding, for the avoidance of doubt, those Company employees who have been relocated to the United States from Israel) within the past six (6) years are “at-will” employees, and with respect to any such current employees of the Company, such at-will status has been confirmed in writing.

(f)              Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries (1) during the six (6) years prior to the date of this Agreement have (x) been in compliance with all applicable Laws respecting employment, employment practices and the employment of labor, including, but not limited to, all such Laws relating to employee representation, labor relations, unfair labor practices, terms and conditions of employment, worker classification (including the proper classification of independent contractors and consultants), prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), compensation, hours of work and all other working time arrangements, wrongful discharge, leave of absence, plant closing notification, workers’ compensation, harassment, retaliation, safety and privacy (“Employment Practices”); and (y) withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee; (2) have no Liability for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with the any of the foregoing or the Legal Requirements applicable thereto; and (3) have no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice). Neither the Company nor any Company Subsidiary is a party to a conciliation agreement, consent decree or order with any Governmental Authority with respect to its employment practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect as of the date of this Agreement, there are no Actions pending or to the knowledge of the Company, threatened against the Company or any Company Subsidiary or any Company Employee relating to any Company Employee, Employee Agreement or Company Plan or pertaining to the Employment Practices of the Company or any Company Subsidiary. During the six (6) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar Legal Requirement that remains unsatisfied.

(g)               To the knowledge of the Company, (1) no current employee or independent contractor of the Company or any Company Subsidiary is obligated under any Contract or subject to any judgment, decree, or order of any court or other Governmental Authority that would interfere with the Company’s or any Company Subsidiary’s business in a manner that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (2) as of the date of this Agreement, (x) no Senior Company Employee intends to terminate his or her employment with the Company (or any Company Subsidiary), nor has any such Senior Company Employee threatened or expressed any intention to do so; (y) no Senior Company Employee has received an offer to join a business that may be competitive with the Company’s or any Company Subsidiary’s business; and (z) no Senior Company Employee is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on: (1) the performance by such employee of any of his or her duties or responsibilities as an employee of the Company or any Company Subsidiary; or (2) the business or operations of the Company or any Company Subsidiary.

(h)               To the knowledge of the Company (i) during the three (3) years prior to the date of this Agreement, no allegations of sexual harassment or discriminatory harassment have been made against any manager of the Company or any Company Subsidiary in his or her capacity as such, and (ii) the Company has not entered into any settlement agreement or conducted any investigation related to allegations of sexual harassment or discriminatory harassment by any Company Employee.

Section 3.13        Information Supplied. The Proxy Statement will not, as of the date the Proxy Statement is first mailed to the shareholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to the accuracy of any financial projections or forward-looking statements contained therein or with respect to any information supplied by Parent, Merger Sub or any of their Representatives in writing specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the ICL, the Securities Act, the Exchange Act, and any other applicable Laws.

Section 3.14        Property and Leases.

(a)               Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, the Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Most Recent Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business consistent with past practice), free of any Liens other than Permitted Liens. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(b)            Neither the Company nor any of the Company Subsidiaries owns any real property and neither the Company nor any Company Subsidiary is party to any agreement or option to purchase any real property. Section 3.14(b) of the Company Disclosure Letter sets forth a complete and accurate list of all material leases to which the Company or any Company Subsidiary is a party, as lessee, including each lease, license, sublease or similar occupancy agreement under which the Company or any Company Subsidiary leases, holds, uses or operates, any real property (“Company Real Property Leases”). Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, all of the fixtures and other improvements located on the premises subject to the Company Real Property Leases are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted.

Section 3.15        Intellectual Property(a). Section 3.15(a) of the Company Disclosure Letter contains a list as of the date hereof of all material Company Registered Intellectual Property, including all Patents claiming Company Products. Section 3.15(a) of the Company Disclosure Letter identifies, for each item of Company Registered Intellectual Property, (i) the name of the applicant/registrant, (ii) the date and jurisdiction of application/registration (including with respect to domain names, the applicable Internet domain name registrar), (iii) the application or registration number, and (iv) any formal actions that must be taken by the Company or a Company Subsidiary, as applicable, within one hundred and eighty (180) days following the date of this Agreement, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates in order to avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property. Each of the Patents included in the Company Registered Intellectual Property properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws, and proper invention assignments for such inventors have been timely filed with the United States Patent and Trademark Office or its foreign equivalent, to the extent necessary or advisable under applicable Law. Within the two (2) years prior to the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than ordinary course initial examination proceedings at the United States Patent and Trademark Office and foreign equivalents thereof) is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability, inventorship or ownership of any Company Registered Intellectual Property is being or has been contested or challenged. To the knowledge of the Company, the Company and each Company Subsidiary, as applicable, has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any similar foreign Governmental Authorities with respect to all patent and trademark applications filed by or on behalf of the Company, and the Company has not made any material misrepresentation in such applications, including without limitation any improper claim of start-up or small entity status.

(b)               All right, title, and interest in and to each item of the Company Owned Intellectual Property, including each item of Company Registered Intellectual Property, is exclusively owned by the Company or a Company Subsidiary, free and clear of all Liens (other than (i) Permitted Liens, (ii) Company Product Sales Agreements, (iii) outbound nonexclusive licenses entered into in the ordinary course of business, (iv) Contracts set forth on Section 3.20(a)(xiv) of the Company Disclosure Letter, and (v) Company Immaterial Trademark Licenses). The Company owns all material Intellectual Property used in or necessary for (i) the business of the Company as currently conducted and as proposed to be conducted, and (ii) the development, manufacturing and commercialization (in each case, as currently conducted and as proposed to be conducted) of the Company Products or Company Product candidates that are in development or being marketed or sold by the Company or any Company Subsidiary, which, in each case will be owned, following the consummation of the Transactions, as they were owned by the Company immediately prior to the Closing Date.

(c)               Each item of material Company Registered Intellectual Property that have been issued or that have completed registration is, to the knowledge of the Company, valid, enforceable and subsisting. Neither the Company nor any Company Subsidiary has received any written notice within the two (2) years prior to the date of this Agreement directed to the Company or any Company Subsidiary challenging the legality, validity, enforceability or ownership (excluding, for the avoidance of doubt, office actions issued by Governmental Authorities with respect to Registered Intellectual Property applications) of any material Company Registered Intellectual Property.

(d)               The operation of the Company’s business, including the design, development, manufacture, sale, license, distribution, provision, support, and maintenance of the Company Products, has not in the past six (6) years infringed, violated or misappropriated, and does not infringe, violate or misappropriate the Intellectual Property rights of any Third Party in a manner that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice from any person within the past two (2) years from the date of this Agreement claiming that any Company Product infringes or misappropriates the Intellectual Property rights of any Third Party. To the knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Company Owned Intellectual Property.

(e)               The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the material Trade Secrets owned by the Company or such Company Subsidiary. Neither the Company nor any Company Subsidiary has disclosed any material Trade Secrets to any Person without having such Person execute a valid, binding, enforceable written agreement regarding the non-disclosure and non-use thereof. For any Trade Secrets owned by any other person that have been provided to the Company or such Company Subsidiary under Contract, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality of such Trade Secrets. The Company and each Company Subsidiary uses commercially reasonable measures to enforce a policy requiring all employees, consultants and other contractors of the Company and each Company Subsidiary that have participated in the creation or development of Company Owned Intellectual Property to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary and, for Israeli Employees, to also execute a waiver of all rights for any additional compensation or remuneration in connection with their contribution to any Company Owned Intellectual Property, including, but not limited to, pursuant to Section 134 of the Israel Patent Law, 5727-1967. Without limiting the foregoing, each employee that has created or developed any Company Owned Intellectual Property for the Company or a Company Subsidiary has executed an agreement with the Company or such Company Subsidiary, as applicable, assigning all of such individual’s right, title, and interest in and to such Intellectual Property to the Company or such Company Subsidiary, as applicable, and containing reasonable confidentiality obligations with respect to the Company’s and the Company Subsidiaries’ confidential information. No current or former member, manager, officer, director, consultant, contractor or employee of the Company or any Company Subsidiary (A) has made any claim of ownership in a writing to the Company with respect to any Company Owned Intellectual Property in the two (2) years prior to the date of this Agreement, or (B) has any claim, right (whether or not currently exercisable) or interest to or in any Company Owned Intellectual Property.

(f)                To the knowledge of the Company, no material Company Owned Intellectual Property was developed using any funding from or personnel, faculty, facilities or resources of any university, college, research institute or other educational institution or with the funding of any Governmental Authority. The Company has not been a member or promoter of, or a contributor to any industry standards body or any similar organization that would require or obligate the Company to grant or offer to any other Person any license or right to any Company Owned Intellectual Property.

(g)                The Company and each Company Subsidiary has implemented and maintains or is in the process of implementing appropriate and adequate written policies and procedures and industry standard technical and organizational measures to detect, prevent and mitigate against the introduction and impact of (i) viruses, trojan horses, worms or other software code or routines or hardware components designed to (A) permit unauthorized access to any Company Products, Company Software or IT Systems and/or any other computer program, software, hardware, data, file or device, or (B) disable, erase, disrupt, destroy, damage, harm or otherwise impede any Company Products, Company Software or IT Systems and/or any other computer program, software, hardware, data, file or device; (ii) back door, time bomb, drop dead device or other software code or routine designed to disable any Company Products, Company Software or IT Systems and/or any other computer program, software, hardware, data, file or device (or the operation of any of the foregoing) automatically with the passage of time or under the positive control of a Person other than the user of the Company Products, Company Software and/or IT Systems or any other computer program, software, hardware, data, file or device, and/or (iii) other malicious code designed to disrupt, disable, erase, destroy, damage, harm or otherwise impede any Company Products, Company Software or IT Systems and/or any other computer program, software, hardware, data, file or device or any information technology system used in connection therewith (clauses “(i)”, “(ii)” and “(iii)”, collectively, “Contaminants”), including deploying firewall protections and regular virus scans and for taking and storing on-site and off-site back-up copies of computer programs, software (including Company Software and any relevant Company Products), data and files. No Company Product, Company Software or Company-owned IT System contains any bugs, vulnerabilities, defects or errors, which would reasonably be expected to have, result in or in any manner otherwise cause, individually or in the aggregate, any Effect that is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole. The Company and each Company Subsidiary has implemented or is in the process of implementing an appropriate and adequate vulnerability management program to detect, manage, mitigate and patch bugs, vulnerabilities, defects, and errors in Company Products, Company Software and IT Systems.

(h)               No Company Source Code has been delivered, licensed or made available to any escrow agent or other Person who is not, or was not, as of the date thereof, an employee or contractor of the Company or a Company Subsidiary subject to commercially reasonable confidentiality obligations with respect thereto. Neither the Company nor any Company Subsidiary has any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available any Company Source Code to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) shall, or would reasonably be expected to, result in the delivery, license, or disclosure of any Company Source Code to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Company or any Company Subsidiary subject to commercially reasonable confidentiality obligations with respect thereto.

(i)                 Neither the Company nor any Company Subsidiary has used, modified, distributed, or otherwise undertaken any act or omission with respect to any Open Source Materials that would result in any claim that any software code associated with the Company Software, in whole or in part, is (A) required to be made available to any third party in source code form; (B) required to be licensed to any third party for the purpose of modification or redistribution; (C) required to be licensed to any third party at no charge; or (D) required to be made subject to the terms and conditions of any license for Open Source Materials. The Company and each Company Subsidiary is in compliance in all material respects with the terms and conditions of, and has complied with the obligations set forth in, the Open Source Materials licenses under which they have received any Open Source Material, including obligations regarding attribution notices, copyright statements, disclaimers, license terms, source code availability, and marking requirements.

(j)                 The computer, information technology and data processing systems, facilities and services owned, used, or leased by the Company or any Company Subsidiary, including software, hardware, networks, communications facilities, platforms and related systems and services (collectively, “IT Systems”), are reasonably sufficient for the operation of the business of the Company and any Company Subsidiary, including as to capacity, scalability and ability to process current peak volumes in a timely manner. The IT Systems are in good working condition to effectively perform all computing, information technology and data processing operations necessary for the operation of the Company and any Company Subsidiary as currently conducted. During the past three (3) years, neither the Company nor any Company Subsidiary has experienced any material disruption to, or material interruption in, the conduct of its business attributable to a defect, error, or other failure or deficiency of any IT System.

Section 3.16        Taxes. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, individually or in the aggregate:

(a)               (i) Each of the Company and any Company Subsidiary has filed all Tax Returns that it was required to file under applicable Laws, (ii) all such Tax Returns are true, correct and complete in all material respects and (iii) the Company and any Company Subsidiary have paid all Taxes that are required to be paid by them, except for Taxes that are being contested in good faith and with respect to which adequate reserves have been established in accordance with IFRS.

(b)               Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any agreement between or among any of the Company and any Company Subsidiary).

(c)               Neither the Company nor any Company Subsidiary has engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b)(1).

(d)               Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance, a “reportable opinion” under Sections 131D of the Ordinance, or a “reportable position” under Section 131E of the Ordinance or any similar provision under any other local Israeli Tax Law, and including with respect to VAT (as defined below).

(e)               The Company and each of the Company Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any current and former employee, independent contractor, creditor or shareholder. The Company and each Company Subsidiary has collected all VAT (as defined below) required to be collected by it, and the Company and each Company Subsidiary has timely remitted all such Taxes to the appropriate Tax authorities.

(f)                Except as set forth in Section 3.16(f) of the Company Disclosure Letter, no deficiencies for Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with IFRS, and, to the knowledge of the Company, there are no ongoing or pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any Actions with respect to any Taxes of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has agreed in writing to any waivers or extensions of any statute of limitations that are currently in effect with respect to any Taxes of the Company or any Company Subsidiary, as applicable. No claim has been made in writing by any Governmental Authority in any jurisdiction in which the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is required to file a Tax Return in such jurisdiction.

(g)               Except as set forth in Section 3.16(g) of the Company Disclosure Letter, since December 31, 2018, neither the Company nor any Company Subsidiary has (i) applied for or received any Tax ruling, competent authority relief or similar agreement from any Governmental Authority, or (ii) entered into a closing agreement (including any “Heskem Shuma” with the ITA) or any other Contract with any taxing authority, or (iii) received a written Tax opinion from counsel with respect to any acquisition or divestiture transaction relating to the Company or any Company Subsidiary.

(h)               Neither the Company nor any Company Subsidiary has been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(i)                 Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(j)                 The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning Israeli value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law. None of the Company’s non-Israeli Subsidiaries is required to register in Israel for Israeli VAT purposes.

(k)               Section 3.16(k) of the Company Disclosure Letter lists all Government Grants, including any election or claim made by the Company or any of its Subsidiaries to be treated as or for benefits of “Approved Enterprise” status from the Investment Center or “Benefited Enterprise” (Mifaal Mutav) or taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Preferred Technological Enterprise” (Mifaal Technology Muadaf) under the Israeli Law for Encouragement of Capital Investments, 1959. The Company and its Subsidiaries are in compliance with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled all the undertakings relating thereto. To the knowledge of the Company, the ITA does not have any intention to revoke or modify any of the Government Grants. To the knowledge of the Company, the Transactions will not adversely affect the Company’s qualification for the Government Grants or the term and duration thereof or require any recapture of any previously claimed Government Grant without taking into account the residency of the Parent.

(l)                 The Company and each Company Subsidiary is in compliance in all material respects with all applicable transfer pricing laws and regulations, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A to the Ordinance and the Income Tax Regulations (Determination of Market Terms) 2006.

(m)             Neither the Company nor any of the Company Subsidiaries has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by Contract or otherwise (other than (i) a Contract entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any Contract between or among any of the Company and any Company Subsidiary).

(n)               Neither the Company nor any of the Company Subsidiaries has engaged in a trade or business, has a permanent establishment (within the meaning of an applicable Tax treaty), or is otherwise a resident for Tax purposes in any country other than the country of its formation.

(o)               No Company Subsidiary has been at any time during the last five (5) years, a “United States real property holding corporation” within the meaning of Section 897(c) of the Code.

(p)               Neither the Company nor any Company Subsidiary will be required to include in a Post-Closing Tax Period any taxable income attributable to income that accrued in a Pre-Closing Tax Period but was not recognized for Tax purposes in such Pre-Closing Tax Period (or to exclude from taxable income in a Post-Closing Tax Period any deduction the recognition of which was accelerated from a Post-Closing Tax Period to a Pre-Closing Tax Period), including as a result of: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Law) executed prior to the Closing, (ii) pursuant to an applicable election made for Tax purposes; or (iii) Section 481 of the Code.

(q)               The Company has not made an election pursuant to Treasury Regulations Section 301.7701-3 with respect to any Company Subsidiary within the last five (5) years.

(r)                The Company is not taxable as a “domestic corporation” or otherwise treated as a “surrogate foreign corporation” within the meaning of Section 7874 of the Code.

(s)                The Company and the Company Subsidiaries have not deferred any Taxes pursuant to the applicable provisions of the CARES Act, any subsequent executive action or IRS Notice, or any Pandemic Response Law, including any corresponding or similar provisions of state, local or foreign Laws.

(t)                 Neither the Company nor any Company Subsidiary has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any Company Subsidiary or is entitled to do so under the provision of the Israeli Value Added Tax Law, 1975).

(u)               Each Company Plan that is intended to qualify as a capital gains route plan under Section 102 has received a favorable determination or approval letter from the ITA or is otherwise deemed approved by passage of time without objection by the ITA. All Section 102 Shares and Section 102 Awards were and are currently in compliance with the applicable requirements of Section 102 and the written requirements and guidance of the ITA.

Section 3.17        Environmental Matters.

(a)               The Company and each Company Subsidiary is, and, to the knowledge of the Company, has at all times been, in compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the properties currently owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance above cleanup levels established by Governmental Authorities pursuant to Environmental Laws and require remediation by the Company or any Company Subsidiary.

(c)               Since December 31, 2018, neither the Company nor any Company Subsidiary has received any written notice, letter or request for information stating that it may be liable under any Contract, or pursuant to Environmental Law, for any contamination by Hazardous Substances above cleanup levels established by Governmental Authorities pursuant to Environmental Laws that require remediation at any site.

(d)               Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”), and no suspension or cancellation of any of the Environmental Permits is pending or, to the knowledge of the Company, threatened.

(e)               Except for Contracts entered into in the ordinary course of business, to the knowledge of the Company, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any Contract (other than Company Real Property Leases) that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the knowledge of the Company, threatened against the Company or any of its Company Subsidiaries. No condition exists on any property, currently or formerly, owned or operated by the Company that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)                Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.17 are the sole and exclusive representations and warranties of the Company with respect to environmental and occupational health and safety matters, including Environmental Laws, Hazardous Substances and Environmental Permits, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Laws, Hazardous Substances and Environmental Permits (including their compliance with any applicable Law).

Section 3.18        Health Care Regulatory Matters.

(a)               The Company and each Company Subsidiary is and, during the last five (5) years has been, operating in compliance with all applicable Health Care Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has, during the last five (5) years, received any written notification, correspondence or any other written communication, including written notification of any pending or threatened Action in writing from any Governmental Authority, of potential or actual non-compliance by, or liability of, the Company or any Company Subsidiary with respect to any applicable Health Care Laws, except where such non-compliance or liability would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all Permits required under the Health Care Laws to carry on its business as currently conducted (“Health Care Permits”), and no suspension or cancellation of any such Health Care Permits is pending or, to the knowledge of the Company, threatened in writing. The Company Products, where required, have been and are being designed, tested, manufactured, marketed, sold and distributed in all material respects under relevant EU/Medical device directive (MDD) and, as applicable, valid pre-market notifications under Section 510(k) of the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 360(k), and 21 C.F.R. Part 807, Subpart E (“510(k)s”). All 510(k)s for the Company Products are exclusively owned by the Company and its Subsidiaries, and to the knowledge of the Company, the FDA is not considering limiting, suspending or revoking any such 510(k)s or changing the marketing classification or labeling of any such products. There is no false information or significant omission in any product application or product-related submission to the FDA or comparable foreign Governmental Authority. The Company and the Company Subsidiaries have not received notice that any Governmental Authority is seeking any additional conditions on the distribution or sale of the Company Products in any jurisdiction, in each case, other than general requirements of applicable Law for participants in the same industry as the Company.

(c)               The Company and its Subsidiaries are in compliance, in all material respects, with all applicable Laws administered or issued by the FDA or a comparable foreign Governmental Authority, including, but not limited to, the FDA’s Quality System Regulation, 21 C.F.R. Part 820, and Good Manufacturing Practices, 21 C.F.R. 210, 211. To the knowledge of the Company, there are no facts or circumstances existing which form a reasonable basis for any Form FDA-483 observations or regulatory or warning letters from the FDA, Section 305 notices or other similar communications from the FDA or any other Governmental Authority. There have been no recalls, corrections, repairs, replacements, refunds, safety alerts or other notices, in each case, relating to an alleged lack of safety, efficacy or regulatory compliance of any of the Company Products, or detentions, withdrawals, seizures, terminations or suspensions of manufacturing, or other adverse regulatory actions requested or threatened relating to the Company Products, and no field notifications, field corrections or alerts, or, to the knowledge of the Company, any facilities where any such products are produced, processed, packaged or stored and the Company and its Subsidiaries have not within the last five (5) years, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall, correction, repair, replacement, refund, safety alert or other notice, in each case, relating to an alleged lack of safety, efficacy or regulatory compliance of any of the Company Products, or any detention, withdrawal, seizure, termination or suspension of manufacturing of, or provided post-sale warnings regarding, any of the Company Products. The Company and its Subsidiaries are in material compliance with FDA’s registration and listing requirements to the extent required by applicable Health Care Laws, and the Company Products, if so required, are in conformance in all material respects with applicable Health Care Laws. To the knowledge of the Company, there are no facts or circumstances existing which are reasonably likely to cause (x) the recall, market withdrawal or replacement of any of the Company Products; (y) a change in the marketing classification or a material change in the labeling of any such product, or (z) a termination or suspension of the marketing of such product.

(d)               Neither Company nor any Company Subsidiary not any of their respective officers, employees or agents have made any false statements on, or material omissions from, any applications, notifications, reports, or other submissions to any Governmental Authority, or made any false statements on, or material omissions from, any other records and documentation prepared or maintained to comply with the requirements of any Governmental Authority, in each case, in relation to the business of the Company. The Company is in compliance with the FDA’s policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991), and any amendments thereto, and any similar laws, rules, regulations or policies. In the last three years, the Company has not made any false statements on, or omissions from, any notifications, reports, communications, and other submissions to the FDA or any other Governmental Authority in respect of Health Care Laws.

(e)               To the knowledge of the Company, components supplied to the Company by third parties based on specifications provided by the Company are manufactured by such third parties in accordance with such specifications in all material respects. All of the Company Products, including all components, packaging, labeling and promotional materials or oral representations for such products, comply in all material respects with applicable Health Care Laws.

(f)                The Company and its Subsidiaries are in material compliance with all Health Care Laws applicable to the maintenance, compilation and filing of reports, including Medical Device Reports (as defined in 21 CFR Part 803) and reports of corrections and removals (as described in 21 CFR Part 806), with regard to the Company Products. All documentation, correspondence, reports, data, analyses and certifications relating to or regarding any of the Company Products filed or delivered by or on behalf of the Company or its Subsidiaries to any Governmental Authority were true and accurate on the date filed or furnished (or were corrected in or supplemented by a subsequent filing) and remain true and accurate in all material respects.

(g)               As of the date hereof, neither the Company nor any individual currently employed by the Company or, to the Company’s knowledge, acting on its behalf, has been convicted of a crime or engaged in conduct that has resulted in, or would reasonably be expected to result in, disqualification or debarment by the FDA pursuant to the FD&C Act or been convicted under U.S. Law for misconduct or conduct relating to the development, approval, marketing or sale of medical device products, including Company Products manufactured by or on behalf of the Company.

(h)               All preclinical and clinical investigations relating to any Company Products funded by, sponsored by, or conducted by or on behalf of the Company have been and are being conducted and comply, in each case in all material respects, with experimental protocols, procedures and controls, accepted professional scientific standards, requirements imposed by FDA or another Governmental Authority, and applicable Laws, including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 812, and applicable Laws relating to good laboratory practices, good clinical practice regulations, (including informed consent and institutional review boards designed to ensure the protection of the rights and welfare of human subjects), federal and state Laws restricting the use and disclosure of individually identifiable health information, and Laws administered or issued by the applicable Governmental Authority of the jurisdiction in which the activities are conducted. The Company has not received any written notices or correspondence from the FDA, any institutional review board, or any other Governmental Authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company and, to the Company’s knowledge, there are no facts or circumstances that could reasonably be expected to result in such a requirement.

(i)                 During the last five (5) years, neither the Company nor any Company Subsidiary nor its or their respective officers or directors, nor to the knowledge of the Company, any of its or their respective owners, employees or independent contractors: (i) has been convicted of any criminal offense relating to the delivery of an item or service under any federal healthcare program (as defined at 42 U.S.C. §1320a-7b(f)); (ii) has been debarred, excluded or suspended from or otherwise rendered ineligible for participation in any federal healthcare program; (iii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act; (iv) is or has been a party to any individual or corporate integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, or similar agreement relating to any noncompliance with applicable Health Care Laws; or (v) been charged with, sanctioned, indicted or convicted of or entered a plea of guilty or nolo contendere to any criminal or civil offense in connection with any violation of any applicable Health Care Laws. To the knowledge of the Company, there is no Action pending or threatened, seeking to impose any of the foregoing on the Company or Company Subsidiary otherwise alleging a violation of any applicable Health Care Laws in any material respect by the Company, Company Subsidiary or any of their owners, directors, officers, employees or independent contractors.

(j)                 The Company nor any Company Subsidiary has not and presently does not employ, or otherwise contract with or engage, individuals or entities to provide medical, nursing or other healthcare services to the public in manner that violates any applicable Health Care Laws.

Section 3.19        Data Protection.

(a)               Except as would not be material to the Company and Company Subsidiaries, individually or in the aggregate, (i) the Company and each Company Subsidiary are, and during the last five (5) years, have been, in compliance with all Data Protection Laws, and in material compliance with Privacy Policies and terms of any agreements to which the Company is bound relating to the Company’s Processing of Personal Information; (ii) during the past five (5) years, neither the Company nor any Company Subsidiary has received, in writing, any action, claim, complaint, proceeding, inquiry, meritorious allegation, charge, subpoena, demand, or other notice from any Person investigating, inquiring into, or otherwise relating to any actual, meritoriously alleged or potential violation of any Data Protection Law, nor has the Company or any Company Subsidiary been subject to any audit, inspection or investigation by a Governmental Authority relating to any actual, alleged or potential violation of any Data Protection Law; (iii) the Company and each Company Subsidiary has used commercially reasonable technical and organizational measures designed to protect the confidentiality, integrity, and security of the Personal Information that it collects and/or Processes from unauthorized Processing, which, for all material purposes, meet or exceed relevant Data Protection Requirements; (iv) there is not currently, and during the past five (5) years there has not been, any unauthorized Processing of Personal Information or confidential information in the possession or control of (A) the Company or any Company Subsidiary, or (B) to the knowledge of the Company, any of the Company’s or any Company Subsidiaries’ service providers, processors, joint controllers, partners and/or contractors that Process Personal Information or confidential information jointly with, or on behalf of, the Company and/or any Company Subsidiary; which has required, or otherwise resulted in the Company or any Company Subsidiary giving on a voluntary or discretionary basis, notification to any Person notification to any Person; (v) the Company and each Company Subsidiary is, and for the last three (3) years has been, in compliance in all material respects with the Payment Card Council’s Payment Card Industry Data Security Standard, if and to the extent applicable; and (vi) to the Company’s knowledge, there are no facts or circumstances that could form the basis of any meritorious action, claim, complaint, proceeding, inquiry, allegation, charge, subpoena or demand from any Person against or in respect of the Company or any Company Subsidiary relating to any actual or potential violation of any Data Protection Law.

(b)               Except as would not be material to the Company and Company Subsidiaries, individually or in the aggregate, the Company and each Company Subsidiary has Processed Personal Information in accordance with all Data Protection Laws, and in material accordance with Privacy Policies and terms of any agreements to which the Company is bound relating to the Company’s Processing of Personal Information. All Privacy Policies: (i) are, and/or have been at the relevant time, materially accurate, complete and not misleading; and (ii) materially comply, and/or have at the relevant time materially complied, with applicable Data Protection Requirements.

(c)               To the extent required under applicable Data Protection Laws, the Company and each Company Subsidiary contractually require third parties, including vendors, affiliates, and other persons providing services to the Company or Company Subsidiary that Process Personal Information on behalf of, or jointly with, the Company or a Company Subsidiary to comply with applicable Data Protection Requirements under a binding written agreement which accords in all material respects with applicable Data Protection Requirements. Further, during the last five (5) years the Company and each Company Subsidiary has maintained and complied in all material respects with all HIPAA business associate agreements entered into by the Company or any Company Subsidiary, or by which Company or any Company Subsidiary is otherwise bound.

(d)               During the past five (5) years, except as would not result in a material liability to the Company and the Company Subsidiaries, the Company and each Company Subsidiary has provided notifications to, and has obtained consent from, Persons regarding collection, use, transfer, and Processing of Personal Information where such notice or consent is required by a Data Protection Requirement. The Company and each Company Subsidiary has implemented commercially reasonable disaster recovery and business continuity plans designed to safeguard Personal Information in its possession or control.

(e)               The Company and each Company Subsidiary has regularly conducted (or is in the process of instituting policies for the conduct of) appropriate and adequate privacy and data security testing or audits of Company Products, IT Systems and Company Software at reasonable and appropriate intervals and has resolved or remediated (or is in the process of resolving or remediating, as appropriate) all material privacy or data vulnerabilities identified by such testing and/or audits. None of the Company’s, Company Subsidiaries or any third party acting at the direction or authorization of the Company has paid any perpetrator of any data breach incident or cyber-attack.

(f)                To the Company’s knowledge, neither the execution, delivery nor performance of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will violate any of the Data Protection Laws.

Section 3.20        Material Contracts.

(a)        Section 3.20(a) of the Company Disclosure Letter lists the following respective Contracts (other than any Company Plan) in effect as of the date of this Agreement (which shall be deemed to include all then-current material amendments and supplements thereto, currently in effect) to which the Company or any Company Subsidiary is a party (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing in Section 3.20(a) of the Company Disclosure Letter, any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit to the Company Reports filed with the SEC prior to the date of this Agreement, other than any Company Plan), such Contracts as are of the type set forth in Section 3.20(a) of the Company Disclosure Letter and any “material contract” that would be required to be filed by the Company as a “material contract” pursuant to Item 19 of Form 20-F collectively being, the “Company Material Contracts”:

(i)                 all Contracts (excluding purchase orders issued in the ordinary course of business) for purchases by the Company or any Company Subsidiary in excess of $1,000,000 during the 12-month period ended December 31, 2020 or that would reasonably be expected to result in aggregate payments from the Company or any Company Subsidiary in excess of $1,000,000 during the fiscal year ending December 31, 2021;

(ii)              all Contracts (excluding purchase orders issued in the ordinary course of business) involving a customer or a distributor and providing for payments to, or receipts by, the Company or any Company Subsidiary in excess of $1,000,000 during the 12-month period ended December 31, 2020 or that would reasonably be expected to result in aggregate payments to, or receipts by, the Company or any Company Subsidiary in excess of $1,000,000 during the fiscal year ending December 31, 2021;

(iii)            all Contracts to which any Governmental Authority is a party that involved aggregate payments to or from the Company or any Company Subsidiary under such Contract in excess of $1,000,000 during the fiscal year ended December 31, 2020 or that would reasonably be expected to result in aggregate payments to or from the Company or any Company Subsidiary in excess of $1,000,000 during the fiscal year ending December 31, 2021;

(iv)             all Contracts that (x) materially limit or purport to materially limit the ability of the Company or any Company Subsidiary, to compete with any Person, in any line of business, market or field or develop, sell, supply, manufacture, distribute or support any product or service, or to use, sell, transfer, deliver or license any Company Owned Intellectual Property or Company Products, in each case, in any geographic area or during any period of time; (y) subject the Company or any Company Subsidiary to any material “most-favored nation” right; or (z) which provide any Person exclusive distribution or resale rights, resulting in aggregate payments to or from the Company or any Company Subsidiary in excess of $1,000,000 during the fiscal year ending December 31, 2021 with respect to this clause (z), with respect to any service or product of the Company or any Company Subsidiary in any geographic area or during any period of time.

(v)               other than Contracts entered into in the ordinary course of business consistent with past practice, any Contract providing for the disposition or acquisition by the Company or any Company Subsidiary directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or containing material “earn-out” provisions or other material contingent payment obligations;

(vi)             all Contracts that contain a put, call, right of first refusal, right of first negotiation, right of first offer, redemption, repurchase or similar right pursuant to which the Company or any Company Subsidiary are or would be required to purchase or sell, as applicable, any material equity interests, businesses, lines of business, divisions, joint ventures, partnerships or other assets of any Person (other than inventory sold in the ordinary course of business);

(vii)           any Contract that is a material co-branding or private label agreement;

(viii)        any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts in excess of $1,000,000 relating to Indebtedness, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(ix)             all Contracts establishing or otherwise providing for revenue, cost or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(x)               all Contracts that constitute a collaboration agreement with material prospective obligations of the Company relating to products, product candidates or inventions of the Company;

(xi)             all Contracts providing for any royalty or milestone payments by the Company in excess of $1,000,000;

(xii)          all employment Contracts (1) with any current or former employee or independent contractor of the Company or any Company Subsidiary at the level of Vice President or above, other than (a) any employment or services agreement providing no more than three (3) months (or such longer period as is required by Law or extension order (including Section 14 Arrangements)) of severance, notice of termination, pay in lieu of such notice, or other-post-termination benefits (other than continuation coverage required by Law); or (b) any employment or services agreement with a former employee or independent contractor through which the Company has fulfilled all outstanding severance obligations or other-post-termination benefits; or (2) with any current employee or independent contractor pursuant to which the Company is or may become obligated to make any bonus, loan or similar payment (other than payments constituting base salary) in excess of $25,000 to any Company Employee.

(xiii)        all Contracts (excluding non-exclusive licenses relating to sales of Company Products in the ordinary course of business or licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) that would entitle any third party to receive a license or any other right to Intellectual Property of the Parent or any of the Parent’s affiliates (excluding the Company and its Subsidiaries) following the Closing;

(xiv)         all Contracts (excluding non-exclusive licenses relating to sales of Company Products in the ordinary course of business or licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary has granted to a Third Party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents or Intellectual Property) with respect to any Intellectual Property of the Company or any Company Subsidiary and which Contract is material to the Company;

(xv)           all Contracts entered into since December 31, 2018, in connection with the settlement or other resolution of any Action that has any material continuing obligation, liability or restriction on the part of the Company or any Company Subsidiaries; and

(xvi)         any Contract with any labor union or any collective bargaining agreement or similar Contract with a collective representative of employees of the Company or any Company Subsidiary.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid and binding agreement and, to the knowledge of the Company, is in full force and effect and enforceable in accordance with its terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought), (ii) neither the Company nor any Company Subsidiary, as applicable, is in material default or breach, has committed or failed to perform any act that, has received notice in writing from any counterpart that it is in material breach or default, and, to the knowledge of the Company, no circumstances exist and no event has occurred that, with or without notice, lapse of time, or both, would constitute a default under, or would result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, any Company Material Contract and (iii) to the knowledge of the Company, no other party is in material breach or material violation of, or default (or, with the giving of notice or lapse of time or both, would be in breach or default) under, any Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.21        NASDAQ and the TASE; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on NASDAQ and the TASE, including all applicable corporate governance rules and regulations. The ADSs and the Ordinary Shares are not listed on any stock exchange other than the NASDAQ and the TASE, respectively.

Section 3.22        Insurance.

(a)               The Company and each Company Subsidiary are, and continually since the later of December 31, 2018 or the date of acquisition by the Company with respect to a Company Subsidiary after such date with respect to such Company Subsidiary have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); (iii) in the past 3 years, neither the Company nor any Company Subsidiary has received notice in writing of any refusal or denial of any coverage, reservation of rights or rejection of any claim under any such policies, in each case that is held by, or for the benefit of, the Company or any Company Subsidiary and (iv) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.23        Brokers and Expenses. No agent, broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any Company Subsidiary.

Section 3.24        Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.7, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Articles of Association is applicable to this Agreement and the Transactions.

Section 3.25        Affiliate Transactions. Other than compensation (including expense reimbursement obligations) payable to officers and directors of the Company and except to the extent not required to be disclosed under applicable securities Laws, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any (i) directors or officers of the Company and any Company Subsidiary or (ii) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Company Shares, in each case of the foregoing clauses (i) and (ii), that are not themselves the Company or a Company Subsidiary, on the other hand.

Section 3.26        Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.27        Opinion of Financial Advisors. The Company Board has received an opinion from Piper Sandler & Co. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, to be paid to holders of Company Shares (other than Excluded Shares or ADSs (and their underlying Ordinary Shares) representing Excluded Shares) in the Merger is fair, from a financial point of view, to such holders. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for informational and non-reliance purposes only.

Section 3.28        No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter).

Article IV.
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as set forth below in this Article IV:

Section 4.1            Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Massachusetts, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation organized and validly existing, is wholly owned by Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. To the knowledge of Parent, no proceedings have been commenced to strike Merger Sub from the Registry of Companies maintained by the Companies Registrar. Parent and Merger Sub are in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2            Charter Documents and Bylaws. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date (such certificates of incorporation and bylaws or equivalent organizational documents collectively referred to as “Charter Documents”) of Parent. Such Charter Documents are in full force and effect. Parent is not in material violation of any of the provisions of its Charter Documents. Merger Sub has made available to the Company a complete and correct copy of its Charter Documents. Such Charter Documents are in full force and effect. Merger Sub is not in material violation of any of the provisions of its Charter Documents.

Section 4.3            Authority Relative to this Agreement.

(a)               Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Parent’s stockholders) on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)               Each of the board of directors of Guarantor, the Parent Board and the Merger Sub Board has unanimously adopted resolutions (i) determining that this Agreement and the Transactions are fair to, and in the best interests of, Guarantor, Parent, Merger Sub and their respective shareholders, (ii) unanimously approving the Merger, the execution of this Agreement and the consummation of the Transactions, and the Merger Sub Board has further (a) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (b) resolved to recommend that Parent, as the sole shareholder of Merger Sub, approve the Merger, this Agreement and the consummation of the Transactions. Parent, in its capacity as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions.

Section 4.4            No Conflict; Required Filings and Consents.

(a)               The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Charter Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) have been obtained and all filings and obligations described in Section 4.4(b) have been made, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) subject to obtaining the consents listed in Section 4.4(a) of the Parent Disclosure Letter, result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Parent or Merger Sub, or result in the creation of a Lien on a property or asset of Parent or Merger Sub pursuant to, any material Contract of Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b)               The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of NASDAQ, (iii) any filings as may be required under the Securities Act, Exchange Act and Blue Sky Laws, (iv) the pre-merger notification requirements of the HSR Act, the Israeli Competition Law and other applicable Antitrust Laws, (v) filing of the IIA Notice and IIA Undertaking and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5            Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against Parent or any Subsidiary of Parent (each, a “Parent Subsidiary”), or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6            Information Supplied. The information supplied by Parent in writing specifically for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the shareholders of the Company, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement.

Section 4.7            Ownership of Company Share Capital. Neither Parent, Merger Sub or any of their respective Subsidiaries owns, or at any time during the past three (3) years has owned, beneficially or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8            Contact with Customers and Suppliers. None of Parent, Merger Sub or any of their respective directors and officers has, without the prior consent of the Company, directly or indirectly contacted any shareholder, franchisee, supplier, distributor, or customer of the Company or its Subsidiaries prior to the date hereof for the purposes of discussing the Company or its Subsidiaries in connection with the transactions contemplated hereby.

Section 4.9            Shareholder and Management Arrangements. Except for the Support Agreements, there are no Contracts (a) between Parent, Merger Sub or any of their respective affiliates, on the one hand, and any member of the Company’s management or the Company Board (in each case, in his or her individual capacity), on the other hand, relating to the Company or its Subsidiaries or the transactions contemplated by this Agreement, or (b) between Parent, Merger Sub or any of their respective affiliates, on the one hand, and any Company Shareholder, on the other hand, pursuant to which any Company Shareholder would be entitled to receive consideration of a different amount or nature than the merger consideration or pursuant to which any Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.10        Sufficient Funds. As of the date of this Agreement, Parent and Merger Sub have access to, and at the Closing, Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the Transactions contemplated by this Agreement.

Section 4.11        Brokers and Expenses. Except for Goldman Sachs Group, Inc., whose fees will be paid by Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any Parent Subsidiary.

Section 4.12        Operations of Merger Sub. The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value one (1) Israeli Agora (NIS 0.01) per share, 1,000 of which are issued and outstanding. All of the issued and outstanding shares of Merger Sub are, and at the Effective Time will be, owned directly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger. Except for obligations or liabilities incurred in connection with its formation, this Agreement and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.13        Intended Operation of the Company. As of the date hereof, Parent intends to (a) continue to operate the Company’s business (including its facilitates, operations and employees) in Caesarea, Israel and Herzilya, Israel in substantially the same manner it is operated as of the date hereof for a period of at least twelve (12) months after the Closing Date and (b) continue to use, or give good faith consideration to the partial use of, the Company’s current name and related trademarks in some or all of the Company’s businesses and facilities (including those located in Israel).

Section 4.14        No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV (as qualified by the Parent Disclosure Letter), neither Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV (as qualified by the Parent Disclosure Letter).

Article V.
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1            Conduct of Business by the Company Pending the Closing. The Company covenants and agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Section 5.1 of the Company Disclosure Letter, (2) as specifically permitted by this Agreement, (3) as required by Law (including, for the sake of clarity, any requirement of the SEC, ISA or IFRS) or Order or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each Company Subsidiary to (i) conduct its and their respective businesses in the ordinary course of business consistent with past practice and (ii) preserve its and their present business organizations, its and their assets and properties in good repair and condition and its and their present relationships with customers, distributors, licensors, licensees, lessors, suppliers and other Persons with whom it and they have material business relations and use commercially best efforts to keep available the services of its and their current officers and employees; provided, however, that no action that is specifically permitted by any of clauses (a) through (w) of this Section 5.1 shall be deemed a breach of this clause (i), and (ii) shall not, and shall not permit any Company Subsidiary to:

(a)        declare or pay any dividends on or make any distribution with respect to its outstanding shares or ADSs (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except dividends and distributions by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b)        split, combine, reduce or reclassify any of its share capital, except for any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(c)        except as required by the terms of any Company Plan as in existence as of the date hereof:

(i)                 grant, provide, amend or increase any retention or change in control bonus to any employee, director or independent contractor of the Company or any Company Subsidiary;

(ii)             grant, provide, amend or increase any severance payments or benefits or termination pay to any employee or independent contractor of the Company or any Company Subsidiary;

(iii)            increase the compensation payable or to become payable to any employee or independent contractor of the Company or any Company Subsidiary (it being understood that payment of bonuses and other incentive compensation as required pursuant to the terms of any Company Plan as in existence as of the date hereof shall not be considered to be an increase in compensation payable);

(iv)            establish, adopt, enter into, materially amend or terminate any collective bargaining agreement;

(v)             establish, adopt, enter into, amend or terminate any material Company Plan (or any arrangement that would be a material Company Plan if in effect on the date hereof), other than ordinary course annual renewals of or modifications to Company Plans that are health and welfare plans consistent with past practice that do not materially increase the cost to the Company of maintaining such Company Plan or the benefits provided thereunder;

(vi)           accelerate the vesting, exercisability or payment date or waive any performance or vesting criteria of any Company Equity Awards or accelerate the vesting, exercisability or payment date or waive any performance or vesting criteria of any payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan (other than acceleration of any Company Equity Awards specifically permitted by the terms of this Agreement);

(vii)          hire any employee or independent contractor (a) to perform the job duties of a sales representative or (b) at the level of Vice President or above;

(viii)         announce, implement or effect any facility closing, mass lay-off programs, broad-based early retirement programs, broad-based severance programs or material reductions in force affecting employees of the Company or any Company Subsidiary;

(ix)           forgive any loans or advances to employees or independent contractors of the Company or any Company Subsidiary, or any directors of the Company or any of their respective affiliates, or change its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise, except in the ordinary course of business consistent with past practice or as required under the terms of such employee benefit plan, notwithstanding the foregoing provisions of this Section 5.1(c), the Company will be permitted to engage in compensation reviews and make adjustments to employee salary or wage rates, bonus, equity compensation and employee benefits (including the grant of Company equity awards in connection with new hires, promotions and the annual refresh), in each case, in the ordinary course of business consistent with past practice and provided, that, with respect to employees of the Company who are executive officers, any bonus and equity compensation targets are approved by the Company’s shareholders in the ordinary course of business;

(d)               make any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by Law, IFRS, SEC policy or ISA policy;

(e)               enter into a Contract providing for the acquisition, directly or indirectly (including by merger, consolidation, or acquisition of shares or assets or any other business combination) of any material corporation, partnership, other business organization or any division thereof;

(f)                amend the Charter Documents of the Company or any Company Subsidiary;

(g)               adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any Company Subsidiary or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company or any Company Subsidiary;

(h)               except as permitted by Section 5.1(c), issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (other than Permitted Liens) any shares or voting securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares upon exercise of Company Options, or the vesting and settlement of Company RSUs in accordance with their respective terms and the terms of this Agreement, and (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i)                 directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture or cancellation of such awards and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(j)                 redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (ii) guarantees by the Company of Indebtedness of Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company or any Company Subsidiary, which Indebtedness is incurred in the ordinary course of business consistent with past practice and (iii) in connection with the refinancing of any outstanding Indebtedness at or in anticipation of its maturity on the same or similar terms;

(k)               sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets, except for (i) sales of inventory or Company Products in the ordinary course of business, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (ii) non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice and (iii) transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(l)                 settle, pay, discharge or satisfy any material Actions other than (i) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet up to the amount so reflected or reserved, or (ii) those that do not (A) impose any material injunctive relief on the Company or any Company Subsidiary and (B) involve the payment of money greater than the applicable amount set forth on Section 5.1(l) of the Company Disclosure Letter in excess of existing insurance coverage;

(m)             institute any Action by the Company or any Company Subsidiary, other than for collections in the ordinary course of business consistent with past practice;

(n)               make or change any material Tax election; change any Tax accounting period with respect to a material Tax or material method of Tax accounting, or settle or compromise any material Tax liability, file any amendment to a federal, state, or non-U.S. income Tax Return or any other material Tax Return, in each case, except in the ordinary course of business or as required by applicable Law;

(o)               enter into any Contract that if entered into prior to the date of this Agreement would have been a Company Material Contract, or modify, amend, waive, release or assign any material rights or claims under any other Company Material Contract or any Contract that if entered into prior to the date of this Agreement would have been a Company Material Contract;

(p)               enter into any Contract that materially limits or purports to materially limit the ability of the Company or any Company Subsidiary, or, upon the consummation of the Merger, Parent or any Parent Subsidiary, Company or any Company Subsidiary, to compete with any Person, in any line of business or sell, supply or distribute any product or service, in each case, in any geographic area or during any period of time;

(q)               fail to take any action necessary or advisable to protect or maintain the Company Owned Intellectual Property, including preserving the patent applications set forth on Section 5.1(q) of the Company Disclosure Letter by the relevant deadline (including developing the specifications and drawings for such applications) (excluding commercially reasonable routine patent and trademark prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business) as to which the Company or any Company Subsidiary has the necessary prosecution rights, in each case, that is material to the conduct of the business of the Company and any Company Subsidiary as currently conducted and planned by the Company to be conducted, including the prosecution of all pending applications for patents and trademarks, the filing of any documents or other information or the payment of any maintenance or other fees related thereto (excluding commercially reasonable routine patent and trademark prosecution and maintenance actions, such as abandonment and claim narrowing conducted in the ordinary course of business);

(r)                fail to renew or maintain material existing insurance policies or comparable replacement policies;

(s)                call or convene any general or special meeting of the Company Shareholders, or seek any action or other approval of or from the Company Shareholders with respect to a Competing Proposal or any action prohibited by this Section 5.1;

(t)                 announce, implement or effect any facility closing, lay-off, or early retirement programs affecting employees of the Company or any Company Subsidiary on a company-wide basis;

(u)               make any capital expenditures, except for capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been delivered to Parent;

(v)               discontinue any material line of business or part thereof; or

(w)             agree, in writing or otherwise, to take any or authorize any of the foregoing actions;

provided, that, notwithstanding the foregoing undertakings and restrictions, the Company and any Company Subsidiary may, in connection with the coronavirus (COVID-19) pandemic and without the consent of Parent or Merger Sub, take such actions as are reasonably necessary to (1) protect the health and safety of their employees and other individuals having business dealings with the Company and any Company Subsidiary, (2) respond to supply, service or demand disruptions or (3) comply with emergency regulations caused by or in place as a result of the coronavirus (COVID-19) pandemic; provided, further, that following the Company or any Company Subsidiary obtaining advice of outside legal counsel that the partial or full suspension of the Company or any Company Subsidiary’s operations is legally required due to the coronavirus (COVID-19) pandemic, to the extent that the Company and any Company Subsidiary took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business, the Company and any Company Subsidiary shall use reasonable commercial efforts to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Nothing herein is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or any Company Subsidiary at any time prior to the Effective Time. Prior to the Effective Time, the Company and any Company Subsidiary shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over their own business and operations.

Section 5.2            Solicitation by the Company.

(a)               From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company shall not and shall cause the Company Subsidiaries and its and their directors and officers not to, and the Company shall instruct its Representatives not to on behalf of the Company or any Company Subsidiary: (i) solicit or initiate or knowingly facilitate or encourage (including by way of furnishing any non-public information) any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than, solely in response to an inquiry not solicited in breach of this Section 5.2, informing any Person making such an inquiry of the existence of the provisions contained in this Section 5.2) (provided, however, that the Company and its Representatives may make inquiries of a Person making a Competing Proposal (and its Representatives) to ascertain facts regarding, and clarify the terms of, such Competing Proposal for the purpose of the Company Board informing itself about such Competing Proposal and the Person making it); (ii) provide any non-public information regarding, or access to the properties, personnel, books and records of, the Company or any Company Subsidiary to any Person or “group” (as defined under Section 13(d) of the Exchange Act) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.2(c) below; (iii) approve or publicly recommend, or propose publicly to approve or recommend, any Competing Proposal; (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the shareholders of the Company; (v) fail to publicly reaffirm the Company Board Recommendation, or publicly recommend against acceptance of, within five (5) Business Days after receipt of a written request by Parent following a Competing Proposal (or material modification thereto) becoming publicly known or the commencement of a tender or exchange offer (or material modification thereto) for any outstanding shares or other securities of the Company, or publicly recommend against acceptance of such Competing Proposal; (vi) enter into any letter of intent (whether binding or non-binding), agreement or commitment providing for any Competing Proposal, except as permitted by Section 5.2(c) below; or (vii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv) or (v) above, a “Company Change of Recommendation”). Any violation of the restrictions contained in this Section 5.2(a) or Section 5.2(b) by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.2(a) by the Company. The Company shall not, and shall cause each Company Subsidiary not to, enter into any Contract with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to Parent the information described in this Section 5.2, and other than customary confidentiality agreements executed prior to the date hereof, neither the Company nor any of its Subsidiaries is currently party to any Contract that prohibits the Company from providing the information described in this Section 5.2 to Parent. The Company (i) shall not, and shall cause each Company Subsidiary not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (ii) shall, and shall cause each Company Subsidiary, to use commercially reasonable efforts to enforce such standstill provisions if it becomes aware of any breach of any such standstill provision by the party subject thereto.

(b)               The Company shall immediately cease and shall instruct its Representatives and each Company Subsidiary and their Representatives to promptly cease, any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Competing Proposal (including, if applicable, the termination within 24 hours of access to any data room established in connection therewith). Promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of acquiring the Company or a transaction which would be considered a Competing Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy (and confirm such destruction in writing) all non-public information furnished to such Person by or on behalf of the Company or any Company Subsidiary prior to the date of this Agreement in accordance with the terms of such confidentiality agreement.

(c)               Notwithstanding the limitations set forth in Section 5.2(a), if, prior to the Company Shareholder Approval being obtained, the Company receives an unsolicited bona fide written Competing Proposal that did not arise or result from a violation of this Section 5.2 and the Company Board determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, then in either event the Company and its Representatives may: (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, its Representatives and its potential sources of financing, if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement; and (ii) engage in discussions or negotiations with such Person, its Representatives and its potential sources of financing with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), the Company Board shall have determined in good faith (after consultation with outside counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company Shareholders under Israeli Law; provided, further, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2). The Company will promptly (but in no event later than one (1) Business Day) provide to Parent any material nonpublic information concerning the Company provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(d)               The Company shall notify Parent promptly (but in no event later than one (1) Business Day) after the receipt of any Competing Proposal or any inquiry, indication, request or offer that would reasonably be expected to lead to a Competing Proposal and provide Parent with a copy of the Competing Proposal and any material related correspondence, documents and other written materials provided to Parent or any material modifications thereto (or if the Competing Proposal is not in writing, a written description of the material terms of the Competing Proposal), except that the Company will not be required to disclose the identity of the Third Party making the Competing Proposal, and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non-public information to, such Person, and shall in no event begin providing such information to such Person or participate or engage in such discussions or negotiations prior to providing such notice to Parent. The Company shall keep Parent promptly and reasonably informed of the status of discussions relating to any such Competing Proposal or any material modifications thereto.

(e)               Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law (provided, however, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2), (ii) the Company has provided Parent with a written notice of such determination, providing a description of the material facts and circumstances giving rise to the Company Intervening Event, and that the Company Board intends to effect a Company Change of Recommendation (provided, however, that the giving of such notice and actions of the Company Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2) and (iii) the Company shall have given Parent four (4) Business Days commencing on the date of Parent’s receipt of such notice to propose revisions to the terms of this Agreement or make other proposals so that such Company Intervening Event would no longer necessitate a Company Change of Recommendation, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, the Company Board again makes the determination set forth in Section 5.2(e)(i).

(f)                Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may in response to its receipt of a bona fide written Competing Proposal from a Third Party (provided that the making of such Competing Proposal by the Third Party is not in violation of such Third Party’s standstill obligations to the Company (if any)) make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 8.1(h) if, and only if, (i) a breach by the Company of any terms of this Agreement (including this Section 5.2) has not been the primary cause of the making of such Competing Proposal; (ii) the Company Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal (after giving effect to all of the adjustments or modifications to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board), and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law (provided, however, that the actions of the Company Board in making such determination and such determination shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (iii) the Company has provided Parent with a written notice of such determination and that the Company Board intends to effect a Company Change of Recommendation or that the Company intends to terminate this Agreement (provided, however, that the giving of such notice and actions of the Company Board in authorizing and disclosing (to the extent legally required) such notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement) and (iv) the Company shall have given Parent four (4) Business Days commencing on the date of Parent’s receipt of such notice to propose revisions to the terms of this Agreement or make other proposals so that such Competing Proposal would cease to constitute a Superior Proposal, and shall have negotiated in good faith with Parent (to the extent Parent desires to negotiate) with respect to such proposed revisions or other proposal, if any, the Company Board again makes the determination set forth in Section 5.2(f)(i). Following receipt by Parent of a notice pursuant to Section 5.2(f)(iii) with respect to a Competing Proposal, if the financial or other material terms of such Competing Proposal are materially amended prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, the Company will deliver to Parent a new notice pursuant to Section 5.2(f)(iii) prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, provided that the period of negotiation provided in Section 5.2(f)(iii) shall instead end at 11:59 p.m. local time in Israel on the third (3rd) Business Day immediately following Parent’s receipt of such notice, but no such new notice shall shorten the original four (4) Business Day notice period.

(g)               Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) disclosing to the Company’s shareholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Securities Law with substantially similar content) or a position contemplated by Section 329 of the ICL, or (ii) making any disclosure to its shareholders if the Company Board has reasonably determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to do so would be inconsistent with the fiduciary duties of the members of the Company Board under applicable Law; provided, however, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the shareholders of the Company pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further that this Section 5.2(g) shall not permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 5.2(d) or Section 5.2(f).

Section 5.3            Preparation of the Regulatory Filings; Company Special Meeting.

(a)               The Company shall prepare and furnish to the SEC, the ISA and the TASE on Form 6-K a proxy statement relating to the Company Special Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), as promptly as reasonably practicable following the date of this Agreement (and in any event the Company shall use commercially reasonable efforts to prepare and furnish the Proxy Statement to the SEC, the ISA and the TASE not later than 15 Business Days following the date of this Agreement). The Company and (to the extent applicable) Parent each shall use its reasonable best efforts so that the Proxy Statement will comply in all material respects with the requirements of the ICL and the Articles of Association. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Change of Recommendation, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement, and (y) shall consider in good faith all comments to the Proxy Statement reasonably and promptly proposed by Parent, in each case subject to Section 5.3(e) below, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its outside counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Without limitation to the foregoing, the Proxy Statement shall include such proposals submitted for a vote at the Company Special Meeting and shall not submit any other proposal in connection with the Company Special Meeting without the prior written consent of Parent, other than (i) the proposal for the Company Shareholder Approval, (ii) a customary proposal regarding adjournment of the Company Special Meeting and (iii) one or more proposals seeking shareholder approval for the matters set forth in Section 5.1 of the Company Disclosure Letter. For the avoidance of doubt, the proposals described in clause (iii) of the preceding sentence shall be submitted for approval as separate and detached items from the proposal described in clause (i) of the preceding sentence and shall in no event be deemed to be included within the definition of “Company Shareholder Approval” or otherwise constitute a condition to the effectiveness of the Merger, the approval of this Agreement or the consummation of any of the transactions contemplated hereby.

(b)               Each of the Company, Parent and Merger Sub further agrees that all documents that such party is responsible for filing with the SEC, the ISA or the TASE in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act, Israeli Securities Law, the rules and regulations of the TASE and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)               If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that, in the reasonable judgment of the Company, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC, the ISA or the TASE, as applicable, of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to shareholders of the Company; provided however, the Company and Parent, as the case may be, shall provide the other Party a reasonable opportunity to review and comment on such document or response in advance and give due consideration to such comments, except to the extent such disclosures relate to a Competing Proposal. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a).

(d)               The Company shall, in accordance with applicable Law and the Articles of Association, establish a record date for, duly call, publish the notice of and schedule the Company Special Meeting (the “Notice Date”). Subject to compliance with applicable Law, the Company shall furnish the Proxy Statement to the SEC, the ISA and the TASE on Form 6-K and use its reasonable commercial efforts to (i) cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as reasonably practicable following its filing date (and in any event within three (3) Business Days following its filing date), (ii) and instruct the Depositary to (A) fix the date established by the Company as the record date pursuant to this Section 5.3(d) for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Ordinary Shares represented by ADSs (the “Record ADS Holders”) at the Company Special Meeting, (B) provide all proxy solicitation materials and any other materials or notices required under the Deposit Agreement to all Record ADS Holders and (C) vote all Ordinary Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders and (iii) give the Depositary notice of the Company Special Meeting and details concerning the matters to be voted upon at the Company Special Meeting not later than the date thirty (30) days prior to the date of the Company Special Meeting. The Company shall comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the Articles of Association. The Company shall consult with Parent regarding the date of the Company Special Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held not later than forty (40) days following the Notice Date. Notwithstanding the foregoing provisions of this Section 5.3(d), the Company shall not adjourn, postpone or delay the Company Special Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC, the ISA, NASDAQ or the TASE; or (iv) in the good faith judgment of the Company Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution or dissemination of any required or appropriate supplement or amendment to the Proxy Statement. Without affecting the representations and warranties made in Section 4.6 and Section 4.7 above, (i) in the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted, and (ii) at the Company Special Meeting, Parent and Merger Sub shall disclose to the Company its interest in the Company Shares so voted and shall cause any Company Shares, including any Ordinary Shares represented by ADSs, owned by them and their affiliates (if any) to be voted in favor of the approval of the matters set forth on the agenda of the Company Special Meeting.

(e)               Notwithstanding anything else herein to the contrary, and subject to compliance with the terms of this Section 5.3, in connection with any disclosure regarding a Company Change of Recommendation relating to a Superior Proposal or a Competing Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

Section 5.4            Merger Proposal; Certificate of Merger.

(a)               Subject to the ICL, as promptly as reasonably practicable following the date hereof, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4(a) accordingly): (i) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub shall deliver the executed Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, shall cause a copy of the Merger Proposal to be delivered to their secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding sentence and with clauses (v)(A) and (v)(B) of this Section 5.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar (or the day immediately thereafter), (y) in a popular newspaper in New York as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (v)(A)(x) of this Section 5.4(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL) inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date, that in no event shall be prior to the lapse of fifty (50) days from the filing of the Merger Proposal with the Companies Registrar and thirty (30) days from the date the Company Shareholder Approval is received, as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.4(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b)               No later than two (2) hours after the execution of this Agreement, the sole shareholder of Merger Sub shall have approved the Merger. Merger Sub shall (in accordance with Section 317(b) of the ICL) inform the Companies Registrar of such approval.

Article VI.
ADDITIONAL AGREEMENTS

Section 6.1            Access; Confidentiality; Notice of Certain Events.

(a)               From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their properties, offices, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or its Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (ii) the disclosure of which would violate Law, (iii) any information that is reasonably pertinent to any Action in which the Company or a Company Subsidiary, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties, (iv) that is subject to any attorney-client, attorney work product or other legal privilege, (v) that if disclosed, would result in a breach, violation, or default of a Contract to which the Company or a Company Subsidiary is a party or otherwise bound, or give a third party the right to terminate or accelerate any rights thereunder, or (vi) that would result in the disclosure of any Trade Secrets of the Company or any third parties; provided, for (i), (ii), (iv) and (v), that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide for substitute disclosure arrangements in a manner that would not result in a violation of Law or any such contractual restraint or the loss or waiver of such privilege. Parent will reasonably minimize any disruption to the businesses of the Company that may result from the requests for access, data and information hereunder and shall schedule and coordinate all inspections with the Company’s Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Financial Officer) and shall give the Company reasonable prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable.

(b)               Notwithstanding the foregoing in this Section 6.1 or as set forth in Section 6.2, the Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 6.1 or under Section 6.2 as either “Outside Counsel Only Material” or “Restricted Material.” Outside Counsel Only Material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Restricted Material and the information contained therein shall be given only to outside counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.1 or in Section 6.2 notwithstanding, materials provided pursuant to this Section 6.1 or Section 6.2 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to preserve privilege.

(c)             Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1 or Section 6.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d)               The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any Action commenced or, to the knowledge of the Company or the knowledge of Parent, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in Article VII or give rise to any right to terminate this Agreement under Article VIII.

Section 6.2            Reasonable Best Efforts.

(a)               Subject to the terms and conditions of this Agreement, each Party will and will cause each of its affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date of this Agreement, including (x) preparing and filing, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, registrations, Permits and authorizations necessary or advisable to be obtained from any Governmental Authority in order to consummate the Merger or any of the other Transactions and (y) taking all steps as may be reasonably necessary to obtain all waiting period expirations or terminations, waivers, registrations, Permits and authorizations, and to conclude all investigations by any Governmental Authority of the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each Party agrees (i) to make all necessary applications, notices, petitions and filings required, or in lieu thereof a request for a waiver of filing, with respect to this Agreement or the Transactions (A) in connection with the pre-merger notification under the HSR Act as promptly as reasonably practicable but in no case later than ten (10) Business Days after the date of this Agreement, (B) in connection with the pre-merger notification under the Israeli Economic Competition Law-1988 (the “Israeli Competition Law”), as promptly as reasonably practicable but in no case later than ten (10) Business Days after the date of this Agreement and (C) with any other Governmental Authority in a jurisdiction set forth on Section 7.1(c) of the Company Disclosure Letter, as promptly as reasonably practicable after the date of this Agreement (in each case, unless another date is mutually agreed between counsel for the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material), and (ii) to promptly (x) determine whether any other filings are required or are advisable to be made with, and whether any other consents, approvals, permits or authorizations are required or advisable to be obtained from, any Governmental Authority under any other applicable Law in connection with the Transactions, and if so, to prepare and file as promptly as reasonably practicable any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (i) through (ii) collectively, “Regulatory Filings”) and (y) (1) provide written notice to each other Party of any information request received from a Governmental Authority in an Active Investigation, (2) coordinate with the other Parties with respect to responding to such information request, and (3) respond to such information request.

(b)               In connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(b), providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such filings, (iii) promptly supply additional or supplemental information that may be required or reasonably requested by the DOJ, the FTC, the Israeli Competition Authority (the “ICA”), and other Governmental Authorities and (iv) use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to obtain the expiration or termination of the applicable waiting periods (and any extension thereof) and any investigation under any Antitrust Law or (subject to the provisions of this Section 6.2) otherwise obtain the approval of the applicable Governmental Authority, in each case as promptly as reasonably practicable.

(c)               The Company shall, promptly following the date hereof (but in any event not later than 15 days following the date of this Agreement) and, in any event, prior to the Closing, deliver the IIA Notice to the IIA, and Parent and/or its affiliates shall execute and deliver to the IIA, the IIA Undertaking to comply with applicable Law (if and when required to do so).

(d)               Parent (and its affiliates), on the one hand, and the Company (and its affiliates), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority promptly inform the other of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to respond as soon as reasonably practicable to such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, Parent and the Company will (i) give each other reasonable advance notice of all meetings, whether in person or by telephone or video conference, with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each such meeting, (iii) keep the other Party apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one Party to the other shall be made on an “outside counsel only” basis and redacted consistent with the provisions of Section 6.1(b).

(e)               The Company and Parent shall jointly develop, and each of the them shall consult and cooperate with one another, and consider in good faith the views of one another, with respect to (i) the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by any Governmental Authority that has authority to enforce any applicable Antitrust Law, and (ii) the defense of any action brought by or before any Governmental Authority that has authority to enforce any Antitrust Law; provided, however, that in the event of any disagreement between the Parties with respect to the matters described in the foregoing clause (i) or (ii) after good faith consultation among outside counsel for two (2) Business Days, the General Counsels of the Company and Parent shall seek to resolve such disagreement reasonably and in good faith for two (2) Business Days following written notice from either party of such disagreement; provided, that if the General Counsels cannot resolve any such disagreement within such time, the Chief Executive Officers of Company and Parent shall seek to resolve such disagreement reasonably and in good faith for at least two (2) Business Days immediately thereafter; provided, further, that if the Chief Executive Officers of the Parties cannot resolve any such disagreement within such time, the determination of the Chief Executive Officer of Parent shall prevail, provided, however, that if a quicker decision is required to meet any deadline imposed by a Governmental Authority, such time periods shall be shortened to resolve such dispute before the deadline. Parent shall promptly (and in any event within one (1) Business Day) provide written notice to the Company of Parent’s conducting negotiations of a consent decree with any Governmental Authority.

(f)                If any Action is instituted (or threatened in writing to be instituted) challenging any Transaction contemplated by this Agreement as in violation of Antitrust Law, the Parties shall cooperate and use reasonable best efforts to contest and resist any such Action, and each shall use its reasonable best efforts to support the other in contesting and resisting any such Action, and shall use its reasonable best efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the transactions contemplated by this Agreement.

(g)               Notwithstanding any other provision hereof, Parent shall not be required to, and Company shall not, without the consent of Parent, (i) propose, negotiate, commit to, and/or effect, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of any assets, properties, or businesses of Parent or its Subsidiaries or affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement, (ii) terminate, modify, or assign existing relationships, Contracts, or obligations of Parent or its Subsidiaries or affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) change or modify any course of conduct regarding future operations of Parent or its Subsidiaries or affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, and (iv) otherwise take or commit to take any other action that would limit Parent or its Subsidiaries or affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement.

(h)               Without limiting the generality of the foregoing, each of Parent and Merger Sub agrees that between the date hereof and the Effective Time (or the earlier valid termination of this Agreement in accordance with the terms hereof), without prior written consent of the Company (not be unreasonably withheld, conditioned or delayed), Parent and Merger Sub shall not, and shall not permit any of their controlled affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes directly with the Company, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to prevent the consummation of the Merger or the other transactions contemplated by this Agreement by the Outside Date. In addition, each Party shall not, and shall not permit its affiliates to, without prior written consent of the other Parties (not be unreasonably withheld, conditioned or delayed), acquire or agree to acquire by merging or consolidating with, or by purchasing the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, with the intent to prevent (or for the purpose of preventing) the consummation of the Merger or the other transactions contemplated by this Agreement by the Outside Date.

(i)                 Each of Parent and the Company shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals of all third parties (other than Governmental Authorities, which are the subject of clauses (a) through (g) above) necessary, proper or advisable in connection with the consummation of the Transactions (the “Required Approvals”) and to provide any notices to third parties required to be provided by them prior to the Effective Time. Parent shall be solely responsible for, and shall timely pay all filing fees required to be paid by law in connection with applying for or obtaining the Required Approvals contemplated hereby. If this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(j) at a time when a closing Condition in Section 7.1(b) or Section 7.1(c) is not satisfied, Parent shall pay the Company’s reasonable legal fees and expenses related to the Company’s antitrust counsel.

Section 6.3            Publicity. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement in coordination with each other. Thereafter, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release with respect to the Transactions or this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market (including, in the case of the Company, TASE, and in the case of Guarantor, the Tokyo Stock Exchange) to issue or cause the publication of any press release with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made jointly by the Company and Parent and do not reveal material, non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives in response to or in connection with the receipt and existence of a Competing Proposal, the consideration of making a Company Change of Recommendation or any matters related thereto, (iv) Parent and the Company may file a copy of this Agreement and the Support Agreements with the SEC, the ISA and TASE and (v) the requirements of this Section 6.3 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the Parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 6.4            Directors’ and Officers’ Insurance and Indemnification.

(a)               From and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Company, the Surviving Company and Parent shall indemnify and hold harmless all past and present directors and officers of the Company or any Company Subsidiary (collectively, together with such Persons’ heirs, executors, administrators and assigns, the “Covered Persons”) to the fullest extent permitted by Law (and subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL), against any costs and expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action in writing or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions in such Covered Person’s capacity as a director, officer or employee of the Company occurring at or prior to the Effective Time (including acts or omissions in connection with such Covered Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, Parent, the Company and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law (and subject to the limitations set forth in Sections 259(b), 263 and 264 of the ICL), for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the Transactions. From and after the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action or investigation with respect to the matters subject to indemnification pursuant to this Section 6.4(a), upon receipt of an undertaking by such Covered Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Covered Person is not entitled to indemnification, in accordance with the procedures (if any) set forth in the Articles of Association, the certificate of incorporation and bylaws, or other organizational or governance documents, of any Company Subsidiary, and indemnification agreements duly and lawfully entered into, if any, in existence on the date of this Agreement. In the event of any such Action or investigation, Parent, the Company and the Surviving Company shall cooperate with the Covered Person in the defense of any such Action or investigation.

(b)               For not less than seven (7) years from and after the Effective Time, the articles of association of the Surviving Company and the equivalent organizational documents of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Articles of Association and the equivalent organizational documents of each Company Subsidiary. Notwithstanding anything herein to the contrary, if any Action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.4(b) shall continue in effect until the final disposition of such Action or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)               For not less than seven (7) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and any Company Subsidiary relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the Closing, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies (such as a seven (7)-year prepaid “tail” policy) have been obtained prior to the Effective Time (which the Company shall purchase (in consultation with Parent) prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)               In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e)               The rights of each Covered Person pursuant to this Section 6.4 shall be in addition to, and not in limitation of, any other rights such Covered Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Articles of Association (or similar documents of any Company Subsidiary), any Contract (including, without limitations, any indemnification agreements between the Company or a Company Subsidiary, on the one hand, and the officers and directors of the Company or any Company Subsidiary), or under applicable Law. Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Section 6.4 shall survive the Effective Time and shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 6.4. In the event of any breach by the Surviving Company or Parent of this Section 6.4, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.4 as such fees are incurred upon the written request of such Covered Person.

Section 6.5            Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6            Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7            Employee Benefits.

(a)               Parent hereby agrees that for the period commencing at the Effective Time and ending December 31, 2022, Parent shall, or shall cause the Surviving Company or applicable Subsidiary or affiliate of Parent to provide each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Company or any Subsidiary or affiliate of Parent as of the Effective Time (each, a “Continuing Employee”) with:

(i)                 at least the same level of base salary (and for Israeli Employees, the global compensation payable thereto as well, if applicable) or hourly wage rate, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time;

(ii)              an annual target cash incentive opportunity that is no less favorable than the annual target cash incentive opportunity in effect with respect to such Continuing Employee immediately prior to the Effective Time;

(iii)               the opportunity to participate in applicable health (including health savings and flexible spending accounts), welfare, pension and defined contribution retirement benefit plans rates of contributions to any provident fund and programs that are substantially comparable in the aggregate to those health, welfare and defined contribution retirement benefits provided to such Continuing Employee immediately prior to the Effective Time or provided to similarly situated employees of Parent and its Subsidiaries (other than the Continuing Employees);

(iv)             at least the same amount of any accrued vacation entitlement or comparable paid time off that was accrued but unused by such Continuing Employee immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time; and

(v)              severance benefits in accordance with such Continuing Employee’s individual employment, severance, change in control or similar agreement in effect as of immediately prior to the Effective Time or in accordance with the applicable severance plan or policy of the Company as in effect on the date of this Agreement and in accordance with applicable Law.

(b)               Effective as of the Effective Time and thereafter, Parent shall use commercially reasonable efforts to provide, or to cause the Surviving Company to provide, subject to applicable law and applicable tax qualification requirements, that periods of service with the Company or any Company Subsidiary (including any current or former affiliate of the Company or any Company Subsidiary or any predecessor of the Company or any Company Subsidiary) shall be credited for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Company) for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k), pension or other retirement plans and any severance or health or welfare plans or benefits to the same extent as such service was credited under similar Company Plans in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time (other than (i) for purposes of defined benefit pension plan accrual, equity-based incentives or long-term incentive plans program or arrangement, (ii) as would result in a duplication of benefits for the same period of service) or (iii) for purposes of any plan that is grandfathered or frozen as of the Effective Time, either with respect to level of benefits or eligibility to participate.

(c)               Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Company to use commercially reasonable efforts to cause all providers of health benefits to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare plans of Parent or any affiliate of Parent (except to the extent applicable under similar Company Plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Plans immediately prior to the Effective Time, or (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Plans prior to the Closing Date during the plan year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such plan year.

(d)               Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Company, the Company or any affiliate of Parent and the Continuing Employee and subject to the terms of any severance, benefit or other applicable plan or program covering such Continuing Employee or applicable Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 or in Section 6.8 or Section 6.9 shall (i) be deemed or construed to be an amendment or other modification of any employee benefit plan of Parent or Company Plan or (ii) create any third-party rights in any current or former employee or individual independent contractor of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.8            401(k) Plans. If requested by Parent at least five (5) Business Days prior to the Closing, then effective as of no later than the day immediately preceding the Closing but contingent on the Closing, the Company shall take all necessary actions to terminate each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code and that includes a cash or deferred arrangements under Section 401(k) of the Code (the “Company 401(k) Plans”). Prior to the Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated by providing resolutions, the form and substance of which shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed). If Parent requires the termination of the Company 401(k) Plans, then Parent shall as of the Effective Time maintain or cause to be maintained, for the benefit of the Continuing Employees, a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code, and (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (such plan being referred to as the “Parent 401(k) Plan”). Parent will provide for the Parent 401(k) Plan to accept, on or after Closing, the rollover by each Continuing Employee of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Company 401(k) Plans, including plan loans, in accordance with applicable Code provisions.

Section 6.9            Annual Bonuses. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Company may pay incentive and annual bonuses pursuant to the terms of any Company Plan in the ordinary course of business and consistent with the Company’s past practice. If the Closing Date occurs before the date annual bonuses for fiscal year 2021 are paid under any Company Plan that is an annual cash incentive compensation plan, practice or arrangement (a “2021 Bonus Plan”), Parent shall, or shall cause the Surviving Company to, (i) continue to operate such 2021 Bonus Plan in good faith and in the ordinary course of business consistent in all material respects with the Company’s past practice, (ii) after consulting with the Company’s management, determine the amounts of annual bonuses for 2021 to be paid under the 2021 Bonus Plan (together, the “Earned Bonuses”) reasonably, in good faith and in a manner that is consistent in all material respects with the terms of the 2021 Bonus Plan and the Company’s past practice and (iii) pay Earned Bonuses at substantially the same time as annual bonuses have historically been paid by the Company.

Section 6.10        Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions reasonably necessary to delist the Company Shares from NASDAQ and the TASE, as applicable, and terminate its registration under the Exchange Act and the Israeli Securities Law, provided, however, that such delisting and termination shall not be effective until as of the Effective Time or as promptly as reasonably practicable thereafter.

Section 6.11        Transaction Litigation. The Company shall, to the extent permissible under applicable Law, give Parent the opportunity (at Parent’s sole cost and expense) to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Merger or other Transactions. The Company agrees that it shall not settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar persons by any shareholder or securityholder of the Company relating to this Agreement and/or the Merger or other Transactions without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.12        Control of Operations. The Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.13        Facilities. Parent hereby acknowledges and agrees that, until the twelve (12) month anniversary of the Effective Time, (a) the manufacturing facilities of the Company currently located in the State of Israel shall continue to be located in the State of Israel with, subject to any adjustments necessary, substantially similar scope of operations as immediately prior to the Effective Time and (b) the aggregate number of employees or contractors employed or engaged by the Surviving Company and its Subsidiaries at such manufacturing facility shall, at all times, remain sufficient for the operations conducted at such manufacturing facility.

Section 6.14        Tax Matters.

(a)               As soon as practicable after the date of this Agreement (but in any event not later than 15 Business Days following the date of this Agreement), the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a) and Section 2.3(c), and conversion of the Section 102 Shares in accordance with Section 2.1(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Section 102 Share Consideration is deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Section 102 Share Consideration with the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Section 102 Awards, Section 102 Shares or Section 3(i) Awards. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf  (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Section 102 Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained. The Company shall use reasonable efforts to obtain the Options Tax Ruling prior to the Closing but, for the sake of clarity, obtaining the Interim Options Tax Ruling or the Options Tax Ruling prior to the Closing is not a closing condition.

(b)               As soon as practicable following the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent or its Israeli counsel prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect to holders of Company Shares (other than holders of Certificates and Company Shares subject to Section 102 of the Ordinance), (A) exempting Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, or clarifying that no such obligation exists, or (B) clearly instructing Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents (and, if deemed relevant, the applicable TASE member) on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Certificates or Company Warrants (x) exempting Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable to the Exchange Agent or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, or clarifying that no such obligation exists, or (y) clearly instructing Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options and Company RSUs which are not Section 102 Awards, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Option Consideration and RSU Payments, as applicable, or clarifying that no such obligation exists, or (B) instructing Parent, Merger Sub, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”). The Company shall use reasonable best efforts to obtain the Withholding Tax Ruling prior to the Closing but, for the avoidance of doubt, obtaining the Withholding Tax Ruling prior to the Closing is not a closing condition.

(c)               Without limiting the generality of Section 6.14(a) and Section 6.14(b), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling (including the Interim Options Tax Ruling) and the Withholding Tax Ruling. The applications for, and the final texts of, the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, the Company shall use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable. In the event that the Interim Option Tax Ruling, the Options Tax Ruling or the Withholding Tax Ruling has not been received in accordance with the terms of this Section 6.14, Parent may make such payments and withhold any applicable Taxes in accordance with Article II.

(d)               USRPHC Certificate. On or no earlier than the day that is 30 days before the Closing Date, the Company shall use reasonable best efforts to cause each Company Subsidiary that is a “domestic corporation” for U.S. federal income tax purposes to deliver to Parent: (a) a statement conforming to the requirements of Section 1.897-2(h)(1)(i) of the United States Treasury Regulations; and (b) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the United States Treasury Regulations.

Section 6.15        280G Matters. As soon as reasonably practicable after the date of this Agreement, the Company shall make available to Parent a reasonably detailed set of calculations (together with all reasonably relevant backup data) reflecting the potential impact of Sections 280G and 4999 of the Code and the Company and Parent shall each reasonably cooperate with the other to determine the impact of Sections 280G and 4999 of the Code with respect to the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event.

Section 6.16        Resignations. Prior to the Effective Time, upon Parent’s written request, the Company shall use reasonable best efforts to cause any director of the Company and any Company Subsidiary requested by Parent to execute and deliver to the Company a letter effectuating his or her resignation as a director of the Company and any Company Subsidiary effective as of the Effective Time.

Section 6.17        Patent Prosecution Matters. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall, and shall cause each of the Company Subsidiaries to, keep Parent reasonably informed as to developments with respect to the prosecution and maintenance of any Patents included within the Company Registered Intellectual Property, including providing to Parent notice reasonably in advance of abandoning any such Patents. In addition, the Company shall, and shall cause each of the Company Subsidiaries to, provide to Parent drafts of all filings related to any such Patents included within the Company Registered Intellectual Property for review and will consider in good faith all reasonable comments timely received from Parent related to such filings. Subject to the Company’s obligations under Section 5.1(q), if, from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company decides (in the ordinary course of business as part of reasonable and routine patent prosecution) that it is no longer interested in prosecuting or maintaining a particular Patent included within the Company Registered Intellectual Property, then Company will promptly provide written notice to Parent of such decision. If the Company elects not to continue to prosecute and maintain such Patent, Parent may, upon written notice to Company, assume the prosecution and maintenance of such Patent, provided, however, that such assumption of the prosecution and maintenance of such Patent shall in no event transfer, directly or indirectly, of any rights to such underlying Patent to Parent or its subsidiaries, all of which shall remain property of the Company. In addition to the foregoing, Company hereby agrees that in the conduct of prosecuting and maintaining any Patents included within the Company Registered Intellectual Property (including Application No. 17/215,545 filed 3/29/2021, titled “Sleep apnea test device” and Application No. 16/207,520 filed 12/3/2018, titled “Method and Apparatus for Non-Invasive Detection of Physiological and Patho-Physiological Sleep Conditions”) it shall spend at least $3,000 on attorneys fees on the filing on continuations with respect thereto.

Article VII.
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1            Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)               Shareholder Approval. The Company Shareholder Approval has been obtained;

(b)               No Restraints. No Governmental Authority of competent jurisdiction shall have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that remains in effect;

(c)               Required Clearances. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act has expired or been earlier terminated and (ii) any waiting period, clearance, waiver or affirmative approval of a Governmental Authority in a jurisdiction set forth on Section 7.1(c) of the Company Disclosure Letter has been obtained and shall remain in effect and any waiting period related thereto has expired; and

(d)               Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval.

Section 7.2            Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a)               Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.3(c) and (d)(i) through (d)(iv) (Capitalization) are true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date), except for any de minimis inaccuracies, (ii) set forth in Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.), Section 3.2 (Memorandum and Articles of Association), Section 3.3(a) and (e) (Capitalization) and Section 3.4 (Authority Relative to this Agreement), Section 3.23 (Brokers and Expenses), Section 3.24 (Takeover Statutes), and Section 3.26 (Vote Required) (collectively, the “Company Specified Representations”) are, if qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made as of the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date) and (iii) set forth in Article III, other than the Company Specified Representations and the representation and warranties of the Company set forth in Section 3.3(c) and (d)(i) through (d)(iv) (Capitalization), are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded (it being understood and hereby agreed that the “Company Material Adverse Effect” qualification set forth in clause (b) of Section 3.9 will not be disregarded pursuant to the terms of this proviso);

(b)               Covenants. The Company has complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it prior to the Effective Time;

(c)               Company Material Adverse Effect. No Company Material Adverse Effect has occurred since the date of this Agreement that, as of immediately prior to Closing, is continuing;

(d)               Certificate. The Company has furnished Parent with a certificate, dated as of the Closing Date and signed on its behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Section 7.2(a), (b) and (c) are satisfied; and

(e)               No Active Investigation. There shall be no Active Investigation in respect of the Transactions pending on the Closing Date.

Section 7.3            Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a)               Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.1 (Corporate Organization), Section 4.2 (Charter Documents and Bylaws) and Section 4.3 (Authority Relative to this Agreement) are, if qualified by materiality or “Parent Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Parent Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date), (ii) set forth in Section 4.10 (Sufficient Funds) are true and correct in all respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and (iii) set forth in Article IV, other than the Parent Specified Representations, are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement for purposes of this Section 7.3(a)(iii), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded;

(b)               Covenants. Parent and Merger Sub have complied with or performed, in all material respects, the covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Closing Date;

(c)               Parent Material Adverse Effect. No Parent Material Adverse Effect has occurred since the date of this Agreement, that, as of immediately prior to Closing, is continuing; and

(d)               Deliveries. Parent and Merger Sub have furnished the Company with a certificate, dated as of the Closing Date and signed on their behalf by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions set forth in Section 7.3(a) and (b) are satisfied.

Section 7.4            Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of its respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was primarily caused by its failure to perform any of its material obligations under this Agreement.

Article VIII.
TERMINATION

Section 8.1            Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval) as follows:

(a)               by mutual written consent of Parent and the Company;

(b)              by either the Company or Parent, at any time prior to the Effective Time, if a Governmental Authority of competent jurisdiction (in any case in a jurisdiction that is material to the business and operations of the Company or Parent) shall have issued a final and non-appealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c)             by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants (other than the covenants contained in Section 5.2 and Section 5.3, as to which Section 8.1(f) will apply) contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.2 prior to the Outside Date or at least thirty (30) days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(d)            by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.3 prior to the Outside Date or at least thirty (30) days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(e)               by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., local time in Israel, on the date that is one hundred twenty (120) days hereafter (as it may be extended pursuant to this Section 8.1(e), the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring prior to the Outside Date; and provided, further, that if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one (1) time for an additional ninety (90) days;

(f)                by Parent, if, prior to receipt of the Company Shareholder Approval, the Company materially and willfully breaches its obligations under Section 5.2 or Section 5.3 or the Company Board shall have effected a Company Change of Recommendation;

(g)             by either the Company or Parent, if the Company Shareholder Approval is not obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(h)               by the Company in order to accept a Superior Proposal in accordance with Section 5.2(f); provided that as a condition to the termination of this Agreement by the Company pursuant to this Section 8.1(h), the Company pays Parent, or causes Parent to be paid, prior to or substantially concurrently with the termination of this Agreement, the Company Termination Fee payable under Section 8.2(b)(i);

(i)                 by Parent, at any time prior to the Effective Time, if there shall have occurred a Company Material Adverse Effect that cannot be cured within sixty (60) days after the occurrence of such Company Material Adverse Effect;

(j)                 by the Company, in the event that (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that are (x) to be satisfied at the Closing by their terms or (y) not satisfied as a result of a breach by Parent or Merger Sub of its obligations hereunder), (ii) Parent and Merger Sub have failed to consummate the Merger on the date the Closing would have occurred pursuant to Section 1.2, (iii) the Company has irrevocably notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger, and (B) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that are to be satisfied at the Closing by their terms) or that it is willing to waive any unsatisfied conditions and (iv) the Parent and Merger Sub fail to consummate the Merger within 30 days following the provision of such notice by the Company as described in the immediately preceding clause (iii); or

(k)               without limiting any Party’s rights under the foregoing Section 8.1(e), by the Company between the ninetieth (90th) and one hundred and twentieth (120th) day after the date of this Agreement (the “Termination Window”) if the conditions set forth in Section 7.1(b) or Section 7.1(c) are not at the time of such termination satisfied or waived (as though the Closing were to occur at such time); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(k) will not be available either (i) for the thirty five (35) calendar day period after Parent has “pulled and refiled” its pre-merger notification under the HSR Act (if such a “pull and refile” occurs at all), (ii) for a period not to exceed forty five (45) days during which Parent is in good faith negotiating a consent decree with a Governmental Authority, or (iii) for the thirty five (35) calendar day period following the expiration of the HSR waiting period if there is an Active Investigation then pending; provided, further, that the Termination Window shall be automatically tolled and extended for any period of unavailability of termination rights under this Section 8.1(k) pursuant to the immediately preceding proviso.

Section 8.2            Effect of Termination.

(a)               To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party shall give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.3, this Section 8.2 and Section 9.3 through Section 9.13 will survive such termination; provided, however, that each Party will remain liable for its fraud or Intentional Breach prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b)               Company Termination Fee.

(i)                 If the Company terminates this Agreement pursuant to Section 8.1(h), then the Company shall pay or cause to be paid to Parent prior to or substantially concurrently with, and as a condition to such termination, $18,847,360 (the “Company Termination Fee”) by wire transfer of immediately available funds.

(ii)              If Parent terminates this Agreement pursuant to Section 8.1(f) (provided that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(g) at a time when Parent would have been entitled to terminated this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed to have been terminated pursuant to Section 8.1(f) for purposes of this Section 8.2), then the Company shall pay the Company Termination Fee or cause the Company Termination Fee to be paid to Parent within five (5) Business Days after such termination.

(iii)            If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(e) or Section 8.1(g), (B) a bona fide Competing Proposal made by a Third Party has been publicly disclosed after the date of this Agreement and prior to the date of such termination and has not been withdrawn prior to the Outside Date (in the case of a termination pursuant to Section 8.1(e)) or the date of the Company Special Meeting (in the case of a termination pursuant to Section 8.1(g)), and (C) within nine (9) months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal with such Third Party (or its affiliates) and such Competing Proposal (or any “superior proposal” permitted by the terms of such Competing Proposal) is subsequently consummated, then within five (5) Business Days after the date of such consummation, the Company will pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “20%” will be deemed to be references to “50%”.

(iv)             In the event any amount is payable by the Company pursuant to the preceding clauses (i) – (iii), such amount shall be paid by wire transfer of immediately available funds to an account designated by Parent. In no event shall the Company be obligated to pay the Company Termination Fee on more than one (1) occasion.

(v)               The Company acknowledges that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to promptly pay any amount due pursuant to this Section 8.2(b), the Company shall, in addition, pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to Parent’s and Merger Sub’s rights set forth in Section 9.13(b), Parent’s right to receive payment from the Company of the Company Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Parent, Merger Sub, Guarantor and their respective Representatives and direct and indirect equityholders against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the provisions and agreements surviving such termination pursuant to Section 8.2(a)). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligation to consummate the Merger in accordance with Section 9.13(b) and the payment of the Company Termination Fee under this Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2(b)). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 9.13(b), (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b) or (iii) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b). For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(vi)         In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, prior to termination of this Agreement pursuant to this Section 8, the Company shall notify Parent of such determination and as within a reasonable time (but in any event no later than twenty (20) days after providing such notification to Parent) enter into a paying agent agreement with an Israeli paying agent and deliver the Company Termination Fee, without any tax withholding, to such paying agent, for the benefit of the Parent. Such paying agent shall be responsible for making any withholding and remitting of Israeli taxes to the ITA in accordance with such paying agent agreement. Notwithstanding the foregoing, the Company Termination Fee payable to Parent shall be deposited and held by such paying agent for the benefit of Parent for a period of up to one hundred and eighty (180) days from the date such amount was delivered to the paying agent, during which time no amount will be withheld and during which time the Parent may obtain a Valid Tax Certificate allowing the paying agent to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Parent. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

Article IX.
MISCELLANEOUS

Section 9.1            Amendment and Modification; Waiver.

(a)               Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment shall be made that by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b)               At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent or Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2           Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement to the extent that it is to be performed prior to the Effective Time shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance at or after the Effective Time.

Section 9.3            Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses, except that Parent shall pay any documentary, sales, use, real property transfer, real property gains, registration, value-added, transfer, stamp, recording and other similar Taxes.

Section 9.4           Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted; (d) if sent by e-mail including by a .pdf, ..tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to the Company, to:

Itamar Medical Ltd.

9 Halamish Street

Caesarea 3079883, Israel

Attention: General Counsel, Noa Farkas-Gluck

Email: fnoa@itamar-medical.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

200 Clarendon Street

Boston, MA 02116

Attention: Johan (Hans) V. Brigham

Max Schleusener

Email: johan.brigham@lw.com

Max.Schleusener@lw.com

Goldfarb Seligman & Co., Law Offices

Ampa Tower

98 Yigal Alon Street

Tel Aviv 67891, Israel

Attention: Ido Zemach

Email: ido.zemach@goldfarb.com

and

if to Parent or Merger Sub, to:

ZOLL Medical Corporation

269 Mill Road

Chelmsford, MA 01824

Attention: General Counsel

with copies (which shall not constitute notice) to:

Cooley (UK) LLP

22 Bishopsgate

London EC2N 4BQ, UK

Attention: Michal Berkner

Email: mberkner@cooley.com

Gornitzky & Co.

Vitania Tel-Aviv Tower

20 HaHarash St.

Tel Aviv, Israel

Attention: Chaim Friedland; Ari Fried

Email: friedland@gornitzky.com; arif@gornitzky.com

if to Guarantor, to:

Asahi Kasei Corporation

Hibiya Mitsui Tower

1-1-2 Yurakucho, Chiyoda-ku, Tokyo 100-0006, Japan

Attention: Legal Department – Takashi SHIMODAIRA (Mr.)

Email: shimodaira.tb@om.asahi-kasei.co.jp

Section 9.5            Certain Definitions. For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (i) shall not be required to contain standstill or non-solicitation provisions and (ii) shall not restrict the Company from complying with Section 5.2.

“Action” means any and all litigation, arbitration, mediation, suits, actions, proceedings (including any civil, criminal, administrative, investigative or appellate proceeding), audits, hearings, inquiries, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Active Investigation” means an investigation of the Transactions with pending, unanswered information requests sent to at least one of the Parties by any of the Governmental Authorities named in Section 9.5(i) of the Company Disclosure Letter; provided, however, that such investigation shall be deemed “pending” for purposes hereof until (and only until) the thirty (30)-day anniversary of the date on which the Parties have responded to all information requests from the applicable investigating Governmental Authorities.

“Adverse Law or Order” means (i) any Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any Order preventing the consummation of the Merger.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the Israeli Competition Law.

“Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in either New York, New York or Tel Aviv, Israel are authorized or required by applicable Law to close.

“Cause” means (i) if a Person is a party to a written employment or consulting agreement with the Company or any affiliate in which the term “cause” (or any similar term or concept) is defined, “Cause” (or such similar term or concept) as defined in the relevant agreement or (ii) if no such agreement exists, “Cause” as defined in the Company Equity Plan (as in effect on the date hereof) under which the applicable Company Option or Company RSU was issued; provided that notwithstanding anything to the contrary set forth in the employment or consulting agreement described in clause (i) or the Company Equity Plan as described in clause (ii), as applicable, and solely for purposes of this Agreement, termination of any Person due to wide-spread layoffs, position elimination, workforce restructuring or any other non-performance related reason occurring within six (6) months after Closing shall not constitute “Cause.”

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” means any current or former employee, independent contractor, officer or director of the Company or any Company Subsidiary.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans (including each outstanding Company Option and Company RSU).

“Company Equity Plans” means the 2007 Israeli Share Option Plan, the 2007 Equity Incentive Plan, the Israeli Equity Incentive Plan 2016, and the 2016 U.S. Equity Incentive Plan.

“Company ERISA Affiliate” means any Person which together with the Company is, or at any relevant time, was, treated as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.

“Company Immaterial Trademark Licenses” means licenses or other rights of use granted by the Company or any Company Subsidiary in respect of Trademarks to Third Party vendors to refer to the Company as a customer and rights granted to Third Parties as part of corporate sponsorships, or other similar licenses or rights that are not material to the Company or Company Subsidiaries.

“Company Intervening Event” means an Effect (a) that was not known to the Company Board, or the material consequences of which (based on facts known to members of the Company Board as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement and (b) that does not relate to any Competing Proposal and become known to the Company Board of Directors prior to the receipt of the Company Shareholder Approval; provided, however, that in no event shall the following events, circumstances, or changes in circumstances constitute a Company Intervening Event: (i) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or consequence thereof or any inquiry, proposal, offer, or transaction from any Third Party relating to or in connection with a transaction of the nature described in the definition of “Competing Proposal” (which, for the purposes of the Company Intervening Event definition, shall be read without reference to the percentage thresholds set forth in the definition thereof); (ii) any change in the price, or change in trading volume, of the Company Shares; (iii) the Effects arising from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions; (iv) any change in the Company’s credit rating; (v) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (vi) changes in IFRS, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (vii) any improvements in conditions resulting from or relating to COVID-19 existing as of the date of this Agreement, including improvements in economic or operating conditions.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects resulting from, relating to or arising out of any of the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) conditions (or changes in such conditions) in the industries in which the Company and the Company Subsidiaries operate; (ii) general economic conditions (or changes in such conditions); (iii) conditions or changes in such conditions in securities markets, credit markets, currency markets or other financial markets, (including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations) and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world); (iv) political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters, weather conditions, global health conditions (including any epidemic, pandemic, or disease outbreak, including the coronavirus (COVID-19)) as well as any force majeure events; (vi) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in IFRS or other accounting standards (or the interpretation thereof); (vii) the negotiation, announcement (whether or not authorized by the Parties, including any pre-signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company), pendency or consummation of this Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact on the relationship of the Company or any the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners); (viii) changes in the price of any Company Shares or the trading volume (including suspension of trading) of any Company Shares, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); (ix) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates; (x) actions or omissions required of the Company under this Agreement or taken or not taken at the request of, or with the consent of, Parent; (xi) any claims or Actions against the Company or any of its directors or officers arising from allegations of breach of a fiduciary duty or violation of Law relating to this Agreement or the Transactions; and (xii) any matter disclosed in the Company Disclosure Letter or in the Company Reports filed prior to the date of this Agreement, except, in the case of each of clauses (i) through (vi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to comparable companies operating in the same industry in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect) or (b) would prevent or materially impair or delay the Company from consummating the Merger contemplated under this Agreement.

“Company Owned Intellectual Property” means (i) all Intellectual Property that is owned (or purported to be owned) by the Company or any Company Subsidiary and (ii) all Intellectual Property where applicable law precludes an employee, consultant, contractor or other Person from assigning Intellectual Property to the Company or a Company Subsidiary where such employee, contractor, consultant or other Person grants to the Company or a Company Subsidiary, in lieu of such prohibited assignment, exclusive, irrevocable, transferrable and sublicensable licenses and usage rights to fully exploit, use and practice such non-assignable Intellectual Property.

“Company Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) all pension, commission, bonus, stock, stock option, stock purchase, restricted stock, restricted stock unit, equity-based incentive, cash-based incentive, retention incentive, compensatory change in control payment, profit sharing, provident fund (Keren Hishtalmut), vacation pay, paid time off, cafeteria plan, fringe benefit, deferred compensation, severance, employment, consulting, supplemental termination pay, retiree medical or life insurance, supplemental retirement or other compensation or benefit plans, programs, agreements or arrangements, whether or not written, in each case, with respect to which the Company or any Company Subsidiary has any liability (whether actual or contingent, including on account of any Company ERISA Affiliate) or that are maintained, contributed to or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or other individual providing services to the Company or any Company Subsidiary; but excluding compensation and benefit plans, programs and arrangements that are sponsored or maintained by a Governmental Authority to which the Company or any Company Subsidiary is required to contribute under applicable Legal Requirements or that are mandatory under applicable Israeli labor Laws.

“Company Product Sales Agreements” means Contracts pursuant to which any Company Products are or have been directly or indirectly licensed or sold by the Company or any Company Subsidiary to customers or channel partners in the ordinary course of business.

“Company Products” means all product offerings, including all software, of the Company and each of the Company Subsidiaries (a) that are being sold, licensed, or distributed, as applicable, as of the date of this Agreement, or (b) that the Company, or any of the Company Subsidiaries, is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (i) those Third Party products or Open Source Materials embedded in or otherwise part of the product offering and (ii) any of the Company’s support, consulting and/or training services).

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU” means a restricted stock unit award entitling the holder thereof to receive the value of one (1) Company Share, whether payable in cash or Company Shares, and whether subject to performance conditions or not, in respect of each unit subject to such award.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the Ordinary Shares voted (in person or by proxy) upon the approval of this Agreement, the Merger and the consummation of the Transactions (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL) at the Company Special Meeting.

“Company Software” means software owned or purported to be owned by the Company and/or any Company Subsidiary.

“Company Source Code” means software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company Software.

“Company Special Meeting” means an extraordinary general meeting of the shareholders of the Company for the purpose of seeking (i) the Company Shareholder Approval, (ii) any postponement or adjournment thereof, and (iii) approval of any other matter set forth on Section 5.3 of the Company Disclosure Letter.

“Company Warrant” means a warrant issued by the Company to the Bank of Mizrahi dated May 14, 2017 (as amended) entitling the holder thereof to purchase one Company Share in accordance with the terms and conditions of the applicable warrant agreement(s).

“Competing Proposal” means any bona fide offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates such Person or group acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 20% of the assets of the Company (on a consolidated basis with its Subsidiaries) or of any class of equity or voting securities in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including, in each case, any single or multi-step or series of related transactions), or any related combination of the foregoing, in each case other than the Merger.

“Confidentiality Agreement” means, collectively, the Confidentiality Agreement, dated August 4, 2021, between Parent and the Company.

“Contract” means any written, oral, or other legally binding agreement, contract, subcontract, settlement agreement, lease, sublease, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy, instrument, warranty, or other legally binding commitment or undertaking of any nature.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA; (ii) under Section 302 of ERISA; (iii) under Sections 412 and 4971 of the Code; (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code; and (v) under corresponding or similar provisions of foreign Laws or regulations, other than such liabilities that arise solely out of, or relate solely to, plans directly sponsored by the Company or any Company Subsidiary.

“Copyrights” means any and all registered and unregistered copyrights, mask work rights and all other rights with respect to works of authorship and all registrations thereof and applications therefor.

“Data Protection Laws” means applicable Laws, and any privacy or security-related, self-regulatory guidelines relevant to the industry(ies) in which the Company and/or any Company Subsidiary operates its business or provides its services, relating Processing of any Personal Information, to the extent applicable, including HIPAA, the Israeli Protection of Privacy Law, 1981, the Israeli Patient’s Rights Law, 1996, the Federal Trade Commission Act, California Consumer Privacy Act (CCPA), GDPR, and any and all applicable Laws relating to breach notification with respect to Personal Information.

“Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) Privacy Policies; and (iii) terms of any agreements to which the Company is bound relating to the Company’s Processing of Personal Information.

“Deposit Agreement” means the Deposit Agreement, dated February 26, 2019 between the Company, the Depositary and all owners and holders from time to time of ADSs issued thereunder.

“Depositary” means The Bank of New York Mellon.

“Disability” means “Disability” (or similar term) as defined in the Company Equity Plan under which the applicable Company Option or Company RSU was issued.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“Domain Names” means all Internet domain name registrations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change in control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company or any Company Subsidiary options or Company or any Company Subsidiary unvested common stock, or any other agreement providing for compensation or benefits) between the Company or any Company Subsidiary and any Company Employee.

“Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (iii) pollution or protection of the indoor or outdoor environment, occupational health as it relates to exposures to Hazardous Substances or natural resources, or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS) and the Waste Electrical and Electronic Equipment (WEEE).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means all (i) Ordinary Shares (including Ordinary Shares represented by ADSs) owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries or held in the Company’s treasury, (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the Depositary and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options or Company RSUs.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“FTC” means the U.S. Federal Trade Commission.

“GDPR” means, if and where applicable, either or both (i) Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (“EU GDPR”); and/or (ii) the EU GDPR as it forms part of UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended (including by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019), together with any implementing or supplementary legislation in any Member State of the European Economic Area or the UK (including the UK Data Protection Act 2018).

“Government Grant” means any grant, loan, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any Company Subsidiary, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any Company Subsidiary, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of IIA, the Investment Center or the BIRD Foundation and other bi- or multi-national grant program, framework or foundation.

“Governmental Authority” means any supranational, national, federal, state, commonwealth, province, territory, county, municipal, local or foreign government, or other political subdivision thereof, or any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial, arbitral, governmental, or quasi-governmental functions, of any nature, of or pertaining to government.

“Hazardous Substances” means (i) those substances, materials, contaminants or wastes defined in or regulated as “hazardous,” “toxic,” or “radioactive,” under the following U.S. federal statutes and their state counterparts, as amended to date, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) polychlorinated biphenyls, friable asbestos and radon, and (v) any biological or chemical substance, material or waste regulated or classified as “hazardous,” “toxic,” or “radioactive” or words of similar meaning or effect under any Law relating to pollution, waste, the environment or natural resources by any Governmental Authority pursuant to any Environmental Law.

“Health Care Laws” shall mean the U.S. federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil Monetary Penalties Law (42 U.S.C. Section 1320a-7a), the U.S. civil False Claims Act (31 U.S.C. Section 3729 et seq.), the U.S. criminal False Claims Law (42 U.S.C. Section 1320a-7b(a)), the U.S. Physician Payments Sunshine Act (42 U.S.C. § 1320a-7h), the U.S. Exclusion Laws (42 U.S.C. Section 1320a-7), and the U.S. Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.) and all other all comparable U.S. federal, state, local and foreign civil and criminal Laws relating to health care fraud and abuse, the Israeli Control of Goods and Services Law, 1996, Control of Goods and Services (Maximum Prices for Prescription Drugs) Order, 2001, Control of Goods and Services (Application of the Law to Medicinal Compounds) Order, 2001, the Medical Device Law, 2012, each as amended from time to time, and the regulations promulgated pursuant to such Laws; and all applicable U.S. federal, state and local Laws regarding individual professional or entity licensing, corporate practice of medicine and fee-splitting, prescription issuance and reimbursement.

“HIPAA” means the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. Section 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and their implementing regulations.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IFRS” shall mean International Financial Reporting Standards, as adopted by the International Accounting Standards Board.

“IIA” shall mean the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).

“IIA Notice” shall mean a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.

“IIA Undertaking” shall mean a completed and executed undertaking of the Parent to the IIA in customary form.

“Indebtedness” means with respect to any Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent (a) in respect of notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (not including any undrawn amounts under standby letters of credit); (c) in respect of banker’s acceptances; (d) representing capital lease obligations; (e) representing the balance deferred and unpaid of the purchase price of any property or services due more than one (1) year after such property is acquired or such services are completed; or (f) representing any hedging obligations, if and to the extent any of the preceding items (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with IFRS, but in each case, excluding any intercompany arrangements between such Person and its Subsidiaries. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Intellectual Property” means the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names; and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“International Trade Laws” means (a) all trade, import, customs, export control, and anti-boycott regulations, laws, and restrictive measures imposed, administered or enforced from time to time by the U.S. government, including, but not limited to, those administered under or orders issued by the U.S. Department of State, the U.S. Department of Commerce, the U.S. Internal Revenue Service, the U.S. Department of Homeland Security, the U.S. Customs and Border Protection, the U.S. Food and Drug Administration, and the U.S. Department of the Treasury; (b) all trade, import, customs, and export control regulations laws, and restrictive measures imposed, administered or enforced from time to time by the Israeli government, including, but not limited to, the Defense Export Control Law, 2007; the Import and Export Order (Control of Export of Goods, Services and Dual - Use Technology), 2006 and other relevant Laws and regulations under the Israeli Ministry of Commerce authority; the Law Governing the Control of Commodities and Services, 1957; the Order Regarding the Engagement in Encryption Items, 1974; the Declaration Governing the Control of Commodities and Services (Engagement in Encryption Items) (Amendment), 1998 and any related declarations, orders and policies by the Israeli Ministry of Defense Encryption Department; the Trading with the Enemy Ordinance, 1939 (and regulations issued thereunder); the Law for Combating Iran’s Nuclear Plan, 2012; the Law for Preventing Proliferation and Funding of Weapons of Mass Destruction, 2018; and the Israeli sanctions lists outlining individuals and entities deemed as, or connected with, terrorist organizations or “unlawful associations”, issued under various Laws, including the Defense (Emergency) Regulations 1945 and the Combating Terror Law 2016); and (c) all applicable laws and regulations adopted by the governments or agencies of other countries that are related to the same subject matter as the United States and Israeli laws and regulations described above, including but not limited to the comparable applicable laws and regulations of the European Union, any European Union member state, and the United Kingdom.

“IRS” means the United States Internal Revenue Service.

“ISA” mean the Israeli Securities Authority.

“Israeli Securities Law” means the Israeli Securities Law, 1968, and the regulations promulgated thereunder, as amended.

“ITA” means the Israel Tax Authority.

“Intentional Breach” shall mean (i) an action or omission taken or omitted to be taken that the breaching Party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, cause a material breach of this Agreement or (ii) any willful and material breach by the breaching Party of its representations, warranties, covenants or agreements set forth in this Agreement. A failure of Parent and Merger Sub to consummate the Merger pursuant to the terms of this Agreement shall be deemed to be a willful and material breach hereof if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that are (x) to be satisfied at the Closing by their terms, (y) not satisfied as a result of a breach by Parent or Merger Sub of its obligations hereunder or (z) set forth in Section 7.1(a) or Section 7.1(c)) and (ii) this Agreement is terminated (x) by either the Company or Parent pursuant to Section 8.1(b) or Section 8.1(e) as a result of a breach by Parent or Merger Sub of its obligations hereunder, (y) by the Company pursuant to Section 8.1(d) as a result of a breach by Parent or Merger Sub of its obligations hereunder or (z) by the Company pursuant to Section 8.1(j) or Section 8.1(k).

“knowledge of Parent” or “Parent’s knowledge” means the actual knowledge of each executive officer of Parent set forth in Schedule 1.2, in each case assuming reasonable inquiry by such executive officer of those other employees of Parent who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to Parent.

“knowledge of the Company” or “Company’s knowledge” means the actual knowledge of each executive officer of the Company set forth in Schedule 1.1 in each case assuming reasonable inquiry by such executive officer of those other employees of the Company who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company.

“Law” or “Legal Requirement” means any federal, state, local, municipal, foreign or other law, statute, constitution, code, rule, regulation, ordinance, rule or principle of common law, resolution, edict, decree, or other pronouncement of any Governmental Authority having the effect of law.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), but excluding, with respect to Intellectual Property, nonexclusive licenses.

“NASDAQ” means the NASDAQ Capital Market.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, ruling, injunction, assessment, writ, stipulation, award, temporary restraining order, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Ordinance” means the Israeli Income Tax Ordinance New Version, 5721-1961, as amended, and the rules and regulations promulgated thereunder.

“Pandemic Response Law” means (a) the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116–136 (116th Cong.) (Mar. 27, 2020), (b) the Families First Coronavirus Response Act, Pub. L. No. 116-127 (116th Cong.) (Mar. 18, 2020), (c) the Presidential Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, as issued on August 8, 2020 and including any administrative or other guidance published with respect thereto by any taxing authority (including IRS Notice 2020-65), and (d) any other similar or additional federal, state, local, or non-U.S. law, or administrative guidance intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, does or would reasonably be expected to (i) materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or (ii) prevent Parent or Merger Sub from consummating the Merger.

“Parent Specified Representations” means the representations and warranties of Parent set forth in Section 4.1 (Corporate Organization), Section 4.2 (Charter Documents and Bylaws), Section 4.3 (Authority Relative to this Agreement) and Section 4.10 (Sufficient Funds).

“Patents” means patents, utility models or designs as well as any applications, reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof.

“Permitted Lien” means any Lien (i) for Taxes or governmental assessments, charges or claims of payment not yet delinquent, being contested in good faith or for which accruals or reserves have been established in accordance with IFRS, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business, (iii) which is disclosed in the Company Disclosure Letter or on the Most Recent Company Balance Sheet or notes thereto or securing liabilities reflected on such balance sheet, (iv) which was incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet, (v) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (vi) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements, (vii) imposed on the underlying fee interest in leased real property, (viii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s real property, (ix) Liens imposed by applicable Law and (x) Liens relating to intercompany borrowings among the Company and its wholly owned Subsidiaries.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Personal Information” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Law, and shall also mean all information in any form or media that identifies, or could reasonably be used to identify, an individual Person (including any current, prospective, or former customer, end user or employee), in addition to any definition for “personal information” by the Company in any of its Privacy Policies, notices or contracts.

“Post-Closing Tax Period” shall mean any taxable year or other taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date

“Pre-Closing Tax Period” shall mean any taxable year or other taxable period ending on or before the Closing Date and the portion of any Straddle Period beginning on or before the Closing Date and ending on the Closing Date.

“Privacy Policies” means all internal and external notices, statements and policies relating to the Company’s and/or any Company Subsidiaries’ Processing of Personal Information, which are currently published, posted or effective and/or have been published, posted or effective in the three (3) years immediately preceding the date of this Agreement.

“Process” (and its inflections, such as “Processing”, “Processed”, etc.) means any operation or set of operations which is performed on Personal Information or on sets of Personal Information, whether or not by automated means, such as receipt, collection, compiling, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, sharing, safeguarding, use, securing (technical, physical or administrative), disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure, disposal or destruction.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing or registration issued, granted, filed with, or recorded by any Governmental Authority, with respect to any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; (d) Domain Name registrations and (e) any other registration or an application for the registration of any other type of Intellectual Property that can be registered under the laws of any country.

“Representatives” means, when used with respect to Parent, Merger Sub, the Company or any the Company Subsidiary, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Parent or the Company, as applicable, and its Subsidiaries.

“Sanctions Laws” means those trade, economic and financial sanctions laws, orders, regulations, embargoes and restrictive measures administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control), (ii) the European Union, (iii) individual European Union member States, (iv) the United Kingdom (including without limitation Her Majesty’s Treasury), (v) the United Nations, (vi) Israel and (vii) any other jurisdiction in which the Company and/or the Company Subsidiaries operate or do business.

“SEC” means the United States Securities and Exchange Commission.

“Section 14 Arrangement” means a Section 14 arrangement under the Israeli Severance Pay Law – 1963.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) of Section 102(b)(3) of the Ordinance.

“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

“Section 3(i) Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 3(i) of the Ordinance.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Senior Company Employee” means a current employee of the Company or any Company Subsidiary (i) whose annual base salary exceeds $150,000 as of the date of this Agreement or (ii) whose position reports directly to the Chief Executive Officer of the Company.

“Specified Antitrust Authority” means (i) any U.S. federal or state Governmental Authority, or (ii) any non-U.S. or supranational Governmental Authority listed on Section 7.1(c) of the Company Disclosure Letter to the extent such Governmental Authority’s waiting period, clearance, consent or approval is required under Antitrust Laws in connection with the Transactions.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written offer from a Third Party constituting a Competing Proposal (with references to 20% being deemed to be replaced with references to 50%), which did not result from a breach of Section 5.2(a) and which the Company Board determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the shareholders of the Company (in their capacity as shareholders) than the Merger, taking into account such factors as the Company Board determines in good faith to be appropriate (including the terms and conditions of such offer, identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the payment of the Company of the termination fee under Section 8.2(b)(i), financial, regulatory, legal and other aspects of such proposal and the likelihood and timing, including potential time delays of consummation, this Agreement and any changes to the terms of this Agreement offered by Parent in writing in response to such Competing Proposal).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“TASE” means the Tel Aviv Stock Exchange.

“Tax” or “Taxes” means any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, tax, including any interest, penalty, or similar additions to tax.

“Tax Return” means any report, return, certificate, claim for refund, estimated tax filing or declaration required to be filed with any taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof, in each case, as required by applicable law.

“Third Party” means any Person other than the Company, Parent and each of their respective affiliates (including Merger Sub) and the respective Representatives of the Company, Parent and each of their respective affiliates.

“Trade Secrets” means non-public know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) that derive economic value from being maintained as confidential.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Treasury Regulations” means the regulations in force as final, proposed or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to Parent and the Exchange Agent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding. For the sake of clarity, (i) the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable), provided that they include such instructions, and provided, further that if the applicable ruling requires the affirmative consent of the relevant holder and/or that such holder provides certain declarations and/or supporting documentation, such holder consented in writing to join any such applicable ruling and provided any declaration and supporting documentation required by the applicable ruling, and (ii) with respect to payment for Ordinary Shares or ADSs that are registered on the TASE or the NASDAQ (other than payment that is made with respect to Section 102 Awards or Section 3(i) Awards), a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002, will be considered Valid Tax Certificates.

Section 9.6            Terms Defined Elsewhere. The following terms are defined in the section of this Agreement, indicated below:

Term	Section
“Acceptable Confidentiality Agreement”	Section 9.5
“Action”	Section 9.5
“ADS Certificate”	Section 2.1(a)(ii)
“Adverse Law or Order”	Section 9.5
“affiliates”	Section 9.7
“Agreement”	Preamble
“Annexes”	Section 9.7
“Antitrust Counsel Only Material”	Section 6.1(b)
“Antitrust Laws”	Section 9.5
“Antitrust Restricted Material”	Section 6.1(b)
“Applicable Anticorruption Laws”	Section 3.6(b)
“Approved Enterprise”	Section 3.16(k)
“Articles of Association”	Section 3.2
“Associated Person”	Section 3.6(c)
“Benefited Enterprise”	Section 3.16(k)
“Blue Sky Laws”	Section 3.5(b)
“Book-Entry ADSs”	Section 2.1(a)(ii)
“Book-Entry Shares”	Section 2.1(a)
“Business Day”	Section 5.4(a)
“Capitalization Date”	Section 3.3(b)
“Certificate”	Section 2.1(a)
“Certificate of Merger”	Section 1.3
“Charter Documents”	Section 4.2
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“COBRA”	Section 3.11(e)
“Code”	Section 9.5
“Companies Registrar”	Section 1.3
“Company”	Preamble
“Company 401(k) Plans”	Section 6.8
“Company Board”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.2(a)
“Company Charter Documents”	Section 3.2
“Company Disclosure Letter”	Article III
“Company Equity Awards”	Section 9.5
“Company Equity Plans”	Section 9.5
“Company Financial Advisor”	Section 3.25
“Company Immaterial Trademark Licenses”	Section 9.5
“Company Intervening Event”	Section 9.5
“Company Material Adverse Effect”	Section 7.2(a)
“Company Material Contracts”	Section 3.18(a)

Term	Section
“Company Option”	Section 2.3(a)
“Company Owned Intellectual Property”	Section 9.5
“Company Plans”	Section 9.5
“Company Product Sales Agreements”	Section 9.5
“Company Products”	Section 9.5
“Company Real Property Leases”	Section 3.14(b)
“Company Registered Intellectual Property”	Section 9.5
“Company Related Parties”	Section 8.2(b)(v)
“Company Reports”	Section 3.8(a)
“Company RSU”	Section 9.5
“Company Securities”	Section 3.3(d)
“Company Shareholder”	Section 9.5
“Company Shareholder Approval”	Section 9.5
“Company Shares”	Recitals
“Company Special Meeting”	Section 9.5
“Company Specified Representations”	Section 7.2(a)
“Company Subsidiary”	Section 3.1(b)
“Company Termination Fee”	Section 8.2(b)(i)
“Competing Proposal”	Section 8.2(b)(iii)
“Confidentiality Agreement”	Section 9.5
“Contingent Option Consideration”	Section 2.3(a)(i)
“Continuing Employee”	Section 6.7(a)
“Contaminant”	Section 3.15(g)
“Contract”	Section 9.5
“Copyrights”	Section 9.5
“Covered Persons”	Section 6.4(a)
“D&O Insurance”	Section 6.4(c)
“Data Protection Laws”	Section 9.5
“Data Protection Requirements”	Section 9.5
“Deposit Agreement”	Section 9.5
“Depositary”	Section 9.5
“DOJ”	Section 9.5
“Domain Names”	Section 9.5
“Earned Bonuses”	Section 6.9
“Effect”	Section 9.5
“Effective Time”	Section 1.3
“Electronic Delivery”	Section 9.8
“Employment Practices”	Section 3.12(h)
“Environmental Laws”	Section 9.5
“Environmental Permits”	Section 3.17(d)
“ERISA”	Section 9.5
“Exchange Act”	Section 9.5
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Share”	Section 9.5

Term	Section
“Expenses”	Section 9.5
“Export Approvals”	Section 3.6(d)
“FTC”	Section 6.2
“GDPR”	Section 9.5
“Government Grant”	Section 9.5
“Government Officials”	Section 3.6(c)
“Government Authority”	Section 9.5
“Guarantee”	Section 9.14(a)
“Guaranteed Obligations”	Section 9.14(a)
“Hazardous Substances”	Section 9.5
“Health Care Laws”	Section 9.5
“Health Care Permits”	Section 3.18(b)
“HSR Act”	Section 9.5
“ICA”	Section 6.2(b)
“ICL”	Recitals
“IFRS”	Section 9.5
“IIA”	Section 9.5
“IIA Grant”	Section 3.16(k)
“IIA Notice”	Section 9.5
“IIA Undertaking”	Section 9.5
“Indebtedness”	Section 9.5
“Information Agent”	Section 2.2(a)
“Intellectual Property”	Section 9.5
“Interim Options Tax Ruling”	Section 6.14(a)(i)
“International Trade Laws”	Section 9.5
“IRS”	Section 9.5
“ISA”	Section 9.5
“Israeli Competition Law”	Section 6.2(a)
“Israeli Employees”	Section 3.12(a)
“Israeli Securities Law”	Section 9.5
“ITA”	Section 9.5
“IT Systems”	Section 3.15(j)
“Law”	Section 9.5
“Lien”	Section 9.5
“Memorandum of Association”	Section 3.2
“Merger”	Recitals
“Merger Proposal”	Section 5.4(a)
“Merger Sub”	Preamble
“Merger Sub Board”	Recitals
“Most Recent Company Balance Sheet”	Section 3.8(d)
“NASDAQ”	Section 9.5
“Notice Date”	Section 5.3(d)
“Open Source Materials”	Section 9.5
“Option Consideration”	Section 2.3(a)
“Options Tax Ruling”	Section 6.14(a)(i)

Term	Section
“Order”	Section 9.5
“Ordinance”	Section 9.5
“Ordinary Shares”	Recitals
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent 401(k) Plan”	Section 6.8
“Parent Board”	Recitals
“Parent Disclosure Letter”	Article IV
“Parent Material Adverse Effect”	Section 7.3(a)
“Parent Specified Representations”	Section 9.5
“Parent Subsidiary”	Section 4.5
“Party” or “Parties”	Preamble
“Party”	Recitals
“Patents”	Section 9.5
“Payor”	Section 2.4
“PCI Requirements”	Section 3.18(a)
“Per ADS Merger Consideration”	Section 2.1(a)(ii)
“Per Share Merger Consideration”	Section 2.1(a)
“Permits”	Section 3.6(a)
“Permitted Lien”	Section 9.5
“Person”	Section 9.5
“Personal Information”	Section 9.5
“Preferred Enterprise”	Section 3.16(k)
“Preferred Technology Enterprise”	Section 3.16(k)
“Privacy Policies”	Section 9.5
“Process”	Section 9.5
“Proxy Statement”	Section 5.3(a)
“Registered Intellectual Property”	Section 9.5
“Regulatory Filings”	Section 6.2(a)
“Representatives”	Section 9.5
“RSU Payment”	Section 2.3(c)
“Sanctions Laws”	Section 9.5
“Safety Notices”	Section 3.18(c)
“Schedules”	Section 9.7
“SEC”	Section 9.5
“Section 102”	Section 9.5
“Section 102 Award”	Section 9.5
“Section 102 Share Consideration”	Section 2.2(b)
“Section 102 Shares”	Section 9.5
“Sections”	Section 9.7
“Securities Act”	Section 9.5
“SOX”	Section 3.8(a)
“Specified Antitrust Authority”	Section 9.5
“Subsidiary”	Section 9.5
“Substantial Creditors”	Section 5.4(a)
“Superior Proposal”	Section 9.5
“Support Agreements”	Recitals
“Surviving Company”	Section 1.1
“Takeover Statutes”	Section 9.5
“TASE”	Section 9.5
“Tax”	Section 9.5
“Tax Return”	Section 9.5
“Termination Window”	Section 8.1(k)
“Third Party”	Section 9.5
“Trade Secrets”	Section 9.5
“Trademarks”	Section 9.5
“Transactions”	Recitals
“Treasury Regulations”	Section 9.5
“Unvested Company Option”	Section 2.3(a)
“Unvested Company RSU”	Section 2.3(b)
“Valid Tax Certificate”	Section 9.5
“VAT”	Recitals
“Vested Company Option”	Section 2.3(a)
“Vested Company RSU”	Section 2.3(b)
“Withholding Drop Date”	Section 2.4
“Withholding Tax Ruling”	Section 6.14(a)(ii)

Section 9.7            Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$”or other monetary amounts refer to U.S. dollars. All references in this Agreement to “NIS” refer to New Israeli Shekel. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

Section 9.8            Counterparts. This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment) (“Electronic Delivery”) in two (2) or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9            Entire Agreement; Third-Party Beneficiaries.

(a)          This Agreement (including the exhibits and annexes hereto, the Company Disclosure Letter, the Parent Disclosure Letter and instruments relating to the Merger referred to in this Agreement, including the Support Agreements) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understanding, both written and oral (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b)         Neither this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder except:

(i)           for the right of holders of Ordinary Shares to receive the Per Share Merger Consideration after the Effective Time, which shall be enforceable by such holders,

(ii)          for the right of holders of ADSs to receive the Per ADS Merger Consideration after the Effective Time, which shall be enforceable by such holders,

(iii)         for the rights of the holders of Company Options and Company RSUs to receive such amounts as provided for in Section 2.3 after the Effective Time, which shall be enforceable by such holders,

(iv)         for the rights of the holders of Company Warrants to receive such amounts as provided for in Section 2.2(c) after the Effective Time, which shall be enforceable by such holders,

(v)          as provided in Section 6.4,

(vi)         if this Agreement is terminated pursuant to Section 8.1 in connection with or as a result of a breach by the Company or its affiliates of their representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, Parent shall have the right to pursue claims for any and all claims for damages that (1) arise or result from any Intentional Breach of the Company’s and its affiliates’ covenants contained in this Agreement prior to such termination or from any fraud committed by the Company or its affiliates and (2) are available to Parent at law or in equity (including damages based on the loss of benefit of the Merger to Parent, which benefit may include lost synergies);

(vii)       if this Agreement is terminated pursuant to Section 8.1 in connection with or as a result of a breach by Parent or its affiliates of any of its representations, warranties or covenants contained in this Agreement such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, the Company shall have the right to pursue claims for any and all claims for damages on behalf of itself and its equity holders that (1) arise or result from any Intentional Breach of Parent’s and its affiliates’ covenants contained in this Agreement prior to such termination or from any fraud committed by Parent or its affiliates and (2) are available to the Company (on behalf of itself and its equity holders) at law or in equity (including damages based on the loss of benefit of the Merger to the Company and its equity holders, which benefit may include the premium the Company equity holders would receive pursuant to this Agreement); provided that this Section 9.9(b)(vii) shall be enforceable only by the Company.

Section 9.10        Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11        Governing Law; Jurisdiction.

(a)          This Agreement and all Actions (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, the Transactions or the actions of Guarantor, Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof shall be governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)         All disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC). The seat and venue of the arbitration shall be Tel Aviv, Israel, and the arbitration shall be conducted in the English language. The number of arbitrators shall be three. Each of the Parties hereto (A) agrees that all decisions of the arbitrator shall be final and binding on both parties and enforceable in any court of competent jurisdiction and (B) agrees that each of the Parties shall be entitled to seek interim or conservatory measures, including injunctive relief, security or other equitable remedies from any court of competent jurisdiction. Each Party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12        Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Guarantor, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13        Enforcement; Remedies; Specific Performance.

(a)          Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)          The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief in any court of Israel or the United States having competent jurisdiction. To the extent any Party brings an Action to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the Outside Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such Action or (ii) such other time period established by the court or arbitrator presiding over such Action. Nothing in this Agreement shall prevent the Parties from seeking (i) specific performance pursuant to Section 9.13, or (ii) provisional measures from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate pursuant to other provisions hereof.

(c)          The Parties’ rights in this Section 9.13 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For purposes of clarity, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.13, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 9.14        Parent Guarantee.

(a)          In order to induce the Company to enter into this Agreement, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees (the “Guarantee”) to the Company the full and punctual payment of all amounts that are or may become due and payable by Parent and Merger Sub hereunder, including the payment of any damages if applicable (collectively, the “Guaranteed Obligations”). If Parent or Merger Sub shall fail to perform such Guaranteed Obligations pursuant to the terms and conditions of this Agreement, the Guarantor shall be obligated to pay such amounts as and when the same become due and payable and perform or cause to be performed such obligations of Parent or Merger Sub, as applicable, in accordance with such terms and conditions. This Guarantee is intended to constitute a guarantee of payment and performance and not merely a guarantee of collection and shall not be conditioned upon the pursuit of any remedies against Parent or Merger Sub. If Guarantor fails to fully pay any Guaranteed Obligations when due, it shall also pay any reasonable out-of-pocket fees, costs and expenses incurred by the Company in connection with enforcing this Section 9.14 (including by Action), together with interest on such unpaid amount, at a rate per annum, compounded monthly, equal to the rate of interest published in The Wall Street Journal as of the prime lending rate plus two percent (2.00%) per annum from the date such amount was required to be paid to (but excluding) the payment date.

(b)          The obligations of the Guarantor pursuant to this Section 9.14 shall be unconditional and absolute, shall remain in full force and effect until such time as all Guaranteed Obligations have been paid in full. Notwithstanding anything to the contrary contained in this Agreement, in the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, this Section 9.14 shall continue to be effective or be reinstated pursuant to the terms hereof, as the case may be, and the Guarantor shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made.

(c)          The obligations of the Guarantor pursuant to this Section 9.14 shall not be released, discharged, assigned or in any way affected by: (i) any failure, omission or delay on the part of the Company to comply with any term of this Agreement, or any acceleration, extension, renewal, settlement, compromise, waiver or release in any respect of any Guaranteed Obligation, by operation of law or otherwise; (ii) any waiver, amendment or supplement of any term of this Agreement, or the invalidity or unenforceability, in whole or in part, of this Agreement; (iii) any voluntary or involuntary bankruptcy, insolvency, reorganization, arrangement, assignment for the benefit of creditors, receivership, liquidation or similar proceedings with respect to the Guarantor or Parent or Merger Sub; (iv) any merger or consolidation of the Guarantor or Parent or Merger Sub into or with any other Person, or the sale, lease or transfer of any of the assets of the Guarantor or Parent or Merger Sub to any other Person; (v) any change in ownership of any shares of capital stock of the Guarantor or Parent or Merger Sub, any change in corporate relationship between the Guarantor and Parent or Merger Sub, or any termination of such relationship; (vi) the existence of any claim, set-off or other right that the Guarantor may have at any time against the Company, whether in connection with the Guaranteed Obligations or otherwise; or (vii) the adequacy of any other means that the Company may have of obtaining payment of the Guaranteed Obligations. The Guarantor reserves the right to assert defenses that Parent or Merger Sub may have to payment of the Guaranteed Obligations, other than defenses arising from the bankruptcy or insolvency of Parent or Merger Sub.

(d)          The Guarantor irrevocably waives, to the full extent permitted by applicable Law, (i) notice of the incurrence of any of the Guaranteed Obligations or of any breach or default by Parent or Merger Sub with respect to any of the Guaranteed Obligations or any other notice that may be required by statute, rule of law or otherwise to preserve any of the rights of the Company against the Guarantor; (ii) presentment to and demand of payment from the Guarantor or Parent or Merger Sub with respect to any Guaranteed Obligation; and (iii) any and all rights or defenses arising by reason of any applicable Law that would otherwise require any election of remedies by the Company. The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 9.14 are knowingly made in contemplation of such benefits.

(e)          Guarantor hereby makes the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.6, Section 4.10 and Section 4.11, with respect to itself, mutatis mutandis.

(f)           These provisions have been provided as a further material inducement to the Company to enter into the Transactions, and are in addition to and not lieu of, nor shall they in any respect be deemed to limit, the rights and remedies available to them with respect to any breach or termination of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub, Guarantor and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

ZOLL Medical Corporation

By	/s/ Jonathan A Rennert
Name: Jonathan A Rennert
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Zeus Merger Sub Ltd.

By	/s/ Jonathan A Rennert
Name: Jonathan A Rennert
Title: Director

[Signature Page to the Agreement and Plan of Merger]

Asahi Kasei Corporation, solely for purposes of Section 4.3(b) (with respect to itself only) and Section 9.14 hereof

By	/s/ Hideki Kobori
Name: Hideki Kobori
Title: President & Representative Director, Presidential Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Itamar Medical Ltd.

By	/s/ Giora Yaron
Name: Giora Yaron
Title: Chairman of the Board of Directors

Additional Signature Page to Follow

[Signature Page to the Agreement and Plan of Merger]

Itamar Medical Ltd.

By	/s/ Gilad Glick
Name: Gilad Glick
Title: Chief Executive Officer and President

Additional Signature Page to Follow

[Signature Page to the Agreement and Plan of Merger]

Itamar Medical Ltd.

By	/s/ Shy Basson
Name: Shy Basson
Title: Chief Financial Officer

[Signature Page to the Agreement and Plan of Merger]

Annex B

September 09, 2021

Board of Directors

Itamar Medical Ltd.

9 Halamish Street

Caesarea 3088900

Israel

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), including the Ordinary Shares represented by American Depositary Shares, each representing thirty (30) Ordinary Shares (“ADSs”), of Itamar Medical Ltd., a company organized under the laws of the State of Israel (the “Company”), other than Excluded Shares (as defined in the Merger Agreement) of the Per Share Merger Consideration and Per ADS Merger Consideration (each as defined below), as applicable, pursuant to a draft of the Agreement and Plan of Merger to be entered into among the Company and ZOLL Medical Corporation, a Massachusetts corporation (the “Acquiror”), Zeus Merger Sub Ltd., a newly formed company organized under the laws of the State of Israel and a wholly owned subsidiary of the Acquiror (“Merger Sub”), and Asahi Kasei Corporation, a corporation organized under the laws of Japan (the “Guarantor”) (the “Agreement”). The Agreement provides for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company, pursuant to which, at the effective time of the Merger: (i) each issued and outstanding Ordinary Share, other than Ordinary Shares represented by ADSs and other than Excluded Shares, will be converted into the right to receive US $1.033 in cash (subject to adjustment as set forth in Section 2.1(b) of the Agreement) (the “Per Share Merger Consideration”) without interest and less applicable taxes (if any) required to be withheld, in each case, payable as provided in Section 2.2 and Section 2.4 of the Agreement, and (ii) each issued and outstanding ADS, other than their underlying Ordinary Shares representing Excluded Shares, will be converted into the right to receive US $31.00 in cash (subject to adjustment under Section 2.1(b) of the Agreement) (the “Per ADS Merger Consideration”) without interest and less applicable taxes (if any) required to be withheld, in each case, payable pursuant to the terms and conditions set forth in the Agreement and the Deposit Agreement (as defined in the Agreement), respectively. The terms and conditions of the Merger are more fully set forth in the Agreement.

B-1

In arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of a draft of the Agreement, dated September 6, 2021; (ii) reviewed and analyzed certain financial and other data with respect to the Company which was publicly available, (iii) reviewed and analyzed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company that were publicly available, as well as those that were furnished or confirmed to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects before and after giving effect to the Merger; (v) reviewed the current and historical reported prices and trading activity of the Ordinary Shares and ADSs and similar information for certain other companies deemed by us to be comparable to the Company; (vi) compared the financial performance of the Company with that of certain other publicly traded companies that we deemed relevant; and (vii) reviewed the financial terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared on a reasonable basis in accordance with industry practice, and that they are not aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that, with respect to financial forecasts, estimates and other forward-looking information reviewed by us, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based. We have relied, with your consent, on advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Agreement.

In arriving at our opinion, we have assumed that the executed Agreement will be, in all material respects, identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all respects material to our analysis, (ii) each party to such agreements will fully and timely perform all of the covenants and agreements required to be performed by such party in all respects material to our analysis, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or the contemplated benefits of the Merger.

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In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor the Acquiror is party to any material pending transaction, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Merger.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which the Ordinary Shares or the ADSs may trade following announcement of the Merger or at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We have been engaged by the Company to act as its financial advisor and we will receive a fee from the Company for providing our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion. Our opinion fee is not contingent upon the consummation of the Merger or the conclusions reached in our opinion. The Company has also agreed to indemnify us against certain liabilities and reimburse us for certain expenses in connection with our services. We acted as lead underwriter for the Company’s January 2020 and February 2021 public offerings of ADSs, for which we received underwriting fees. In addition, in April 2021, we received fees from the Acquiror in connection the closing of a long-standing option that the Acquiror had to acquire the remaining equity of Respicardia, Inc., for which we had acted as financial advisor to Respicardia, Inc. in connection with a December 2017 financing transaction. We may provide future investment banking services to the Acquiror or the Guarantor. In addition, in the ordinary course of our business, we and our affiliates may actively trade securities of the Company and the Guarantor for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We may also, in the future, provide investment banking and financial advisory services to the Company, the Acquiror or entities that are affiliated with the Company or the Acquiror, including the Guarantor, for which we would expect to receive compensation.

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Consistent with applicable legal and regulatory requirements, Piper Sandler has adopted policies and procedures to establish and maintain the independence of Piper Sandler’s Research Department and personnel. As a result, Piper Sandler’s research analysts may hold opinions, make statements or recommendations, and/or publish research reports with respect to the Company and the Merger and other participants in the Merger that differ from the views of Piper Sandler’s investment banking personnel.

This opinion is provided to the Board of Directors of the Company in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any holder of Ordinary Shares or ADSs, issued and outstanding prior to the Effective Time (as defined in the Agreement) of the Company as to how such holder should act or vote with respect to the Merger or any other matter. Except with respect to the use of this opinion in connection with the proxy statement relating to the Merger in accordance with our engagement letter with the Company, this opinion shall not be disclosed, referred to, published or otherwise used (in whole or in part), nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Piper Sandler Opinion Committee.

This opinion addresses solely the fairness, from a financial point of view, to the holders of Ordinary Shares, including the Ordinary Shares represented by ADSs, issued and outstanding prior to the Effective Time (as defined in the Agreement) of the Company, other than Excluded Shares, of the Per Share Merger Consideration and Per ADS Merger Consideration, as applicable, as set forth in the Agreement, and does not address any other terms or agreement relating to the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Merger, the merits of the Merger relative to any alternative transaction or business strategy that may be available to the Company, Acquiror’s ability to fund the Per Share Merger Consideration or the Per ADS Merger Consideration, or any other terms contemplated by the Agreement or the fairness of the Merger to any other class of securities, creditor or other constituency of the Company. Furthermore, we express no opinion with respect to the amount or nature of compensation to any officer, director or employee of any party to the Merger, or any class of such persons, relative to the compensation to be received by holders of Ordinary Shares or ADSs in the Merger or with respect to the fairness of any such compensation.

4

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that (i) the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Ordinary Shares issued and outstanding prior to the Effective Time (as defined in the Agreement) (other than Excluded Shares), and (ii) the Per ADS Merger Consideration is fair, from a financial point of view, to the holders of ADSs issued and outstanding prior to the Effective Time (as defined in the Agreement) (other than Excluded Shares), in each case, as of the date hereof.

Sincerely,

/s/ Piper Sandler & Co.

PIPER SANDLER & CO.

5

Date: September 12, 2021

Time: 8:00 AM US CT

Board of Directors

Itamar Medical Ltd.

9 Halamish Street

Caesarea 3088900

Israel

Members of the Board:

At your request, we are confirming that no facts or circumstances have come to our attention since the date of our opinion, rendered to you on September 9, 2021, that would cause us to change our opinion or any of the assumptions set forth therein.

The assumptions, qualifications and limitations set forth in our opinion letter dated September 9, 2021, apply fully to the foregoing confirmation.  This confirmation is effective as of the date and time set forth above.

Sincerely,

/s/ Piper Sandler & Co.

PIPER SANDLER & CO.

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Annex C

[Final Form]

VOTING AND SUPPORT AGREEMENT

VOTING AND SUPPORT AGREEMENT (this “Support Agreement”), dated as of [—], 2021, by and between ZOLL Medical Corporation, a Massachusetts corporation (“Parent”), and [—] (“Shareholder”).

W I T N E S S E T H

WHEREAS, concurrently with the execution and delivery of this Support Agreement, Itamar Medical Ltd., a company organized under the laws of the State of Israel (the “Company”), Parent, Zeus Merger Sub Ltd., a company organized under the laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”) and Guarantor are entering into an Agreement and Plan of Merger (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), pursuant to which, among other things, at the Effective Time, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving company and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, Shareholder is the record or beneficial owner of the number of Company Securities set forth opposite its name on Exhibit A; and

WHEREAS, as a condition to and inducement of Parent’s willingness to enter into the Merger Agreement, Shareholder has agreed to enter into this Support Agreement.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements and covenants set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1           Defined Terms. The following capitalized terms, as used in this Support Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

(a)               “Beneficially Own”, “Beneficial Ownership” or “beneficial owner” with respect to any Company Securities means having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and the power to vote such securities, including pursuant to any Contract, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons who are controlled affiliates of such Person and who together with such Person would constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

(b)               “Shareholder Shares” means all Company Shares held of record or Beneficially Owned by Shareholder, whether held directly or through ADSs, whether currently issued and outstanding or acquired on or after the date hereof, including, without limitation, by means of purchase, dividend or distribution, exercising any Company Option, or the vesting of any Company RSU held of record or Beneficially Owned by Shareholder.

C-1

ARTICLE II

TRANSFER AND VOTING OF SHARES

2.1           No Transfer of Shareholder Shares. Prior to the Expiration Time (as defined below), Shareholder shall not, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of its Shareholder Shares or any interest in its Shareholder Shares (other than any pledge or encumbrance in existence on the date of this Support Agreement), (b) deposit its Shareholder Shares or any interest in its Shareholder Shares into a voting trust or enter into a support agreement or arrangement with respect to any of its Shareholder Shares or grant any proxy or power of attorney with respect thereto (other than as contemplated herein) or (c) enter into any Contract, option or other arrangement with respect to or otherwise agree to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of its Shareholder Shares (any such action in clause (a), (b) or (c) above, a “Transfer”). Notwithstanding anything to the contrary in the foregoing sentence, this Section 2.1 shall not prohibit a Transfer of Shareholder Shares by Shareholder in one or more transactions (i) to any Person that, as a condition precedent to the effectiveness of such Transfer, becomes a party to this Agreement by executing and delivering a joinder to this Agreement in the form attached hereto as Exhibit B pursuant to which such transferee agrees to hold such Shareholder Shares subject to all of the terms and provisions of this Support Agreement as though such transferee were the “Shareholder” hereunder or (ii) to a charitable entity qualified under applicable Law.

2.2           Vote in Favor of the Merger and Related Matters. Shareholder, solely in Shareholder’s capacity as a shareholder of the Company (and not, if applicable, in Shareholder’s capacity as an officer or director of the Company), agrees that, from and after the date hereof and until the Expiration Time, at any meeting of the Company Shareholders or any adjournment or postponement thereof, or, if becomes permissible under Israeli law, in connection with any action by written consent of the Company Shareholders, Shareholder shall:

(a)               appear at each such meeting or otherwise cause all of its Shareholder Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)               vote (or cause to be voted), in person or by proxy, all of its Shareholder Shares or deliver (or cause to be delivered) an executed written consent with respect to all its Shareholder Shares: (i) in favor of the approval of the Merger Agreement, the Merger, the other Transactions and the consummation of the Transactions; (ii) in favor of any other proposal reasonably necessary to the consummation of the transactions contemplated by the Merger Agreement and recommended by the Company Board; (iii) in favor of any proposal recommended to adjourn or postpone any meeting of the Company Shareholders at which any of the foregoing matters are submitted for the consideration and vote of the Company Shareholders to a later date if there are not sufficient votes to approve any such matters on the date on which the meeting is initially held; and (iv) against any action, proposal, transaction or agreement that would prevent, impede or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger.

2

2.3           No Obligation to Exercise or Convert Securities. Nothing contained in this Support Agreement shall require Shareholder to (i) convert, exercise or change any Company Option, Company RSU or other equity security of the Company in order to obtain any underlying Company Shares or (ii) vote, or execute any consent with respect to, any Company Shares underlying such Company Options, Company RSUs or other equity securities of the Company that have not yet been issued as of the applicable record date for that vote or consent.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1           Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent, as of the date of this Support Agreement, as follows:

3.1.1.	Authorization; Binding Agreement. Shareholder (i) if an entity, is duly organized and validly existing under the laws of its jurisdiction and, to the extent such concept is recognized under applicable laws of its jurisdiction, in good standing and (ii) has all power and authority to execute and deliver this Support Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Support Agreement has been duly and validly executed and delivered by or on behalf of Shareholder and, assuming the due authorization, execution and delivery of this Support Agreement by Parent, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

3.1.2.	No Conflict; Required Filings and Consents.

(a)	The execution and delivery of this Support Agreement to Parent by Shareholder does not, and the performance by the Shareholder of its obligations under this Support Agreement will not, (i) conflict with or violate any provision of the organizational documents of Shareholder (if Shareholder is a legal entity), (ii) conflict with or violate any Law by which Shareholder is bound, (iii) result in or constitute (with or without notice or lapse of time or both) any breach of or default under, or give to another party any right of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the property or assets of Shareholder pursuant to, any Contract or other instrument or obligation to which Shareholder is a party or by which Shareholder or any of Shareholder’s properties or assets is bound or affected, or (iv) require any consent of, approval, authorization or permit of any third party, including any Governmental Authority, or any filing with or license from or registration, declaration or notification to any Governmental Authority (except for filings, if any, under the Exchange Act, securities Laws or the ICL), except, with respect to clauses (ii), (iii) and (iv), as would not prevent Shareholder’s ability to perform its obligations hereunder. Except as indicated in Exhibit A, there is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Shareholder is a trustee whose consent is required for the execution and delivery of this Support Agreement or the consummation by Shareholder of the transactions contemplated by this Support Agreement.

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(b)	Except as indicated in Exhibit A, Shareholder (i) has not entered into any Support Agreement or voting trust, with respect to the Shareholder Shares, and (ii) has not granted a proxy or power of attorney with respect to the Shareholder Shares that is inconsistent with its obligations pursuant to this Support Agreement or that would materially interfere with Shareholder’s ability to perform its obligations hereunder.

3.1.3.	Litigation. There is no Action pending against Shareholder or any of Shareholder’s controlled affiliates or any of their respective properties or assets before or by any Governmental Authority that would materially interfere with Shareholder’s ability to perform its obligations hereunder.

3.1.4.	Ownership of Shareholder Shares. Shareholder is the record or beneficial owner of the Company Securities set forth opposite its name on Exhibit A. The Shareholder Shares constitute all of the Company Shares Beneficially Owned or owned of record by Shareholder as of the date of this Support Agreement. Except as otherwise set forth in this Support Agreement, Shareholder has and will have at all times through the Expiration Time sole voting power (including the right to control such vote as contemplated herein), sole power of disposition and sole power to agree to all of the matters set forth in this Support Agreement, in each case with respect to all of its Shareholder Shares.

3.2           Representations and Warranties of Parent. Parent hereby represents and warrants to Shareholder, as of the date of this Support Agreement, as follows:

3.2.1.	Authorization; Binding Agreement. Parent is duly organized, validly existing and in good standing under the laws of the State of Massachusetts and has all power and authority to execute and deliver this Support Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Support Agreement has been duly and validly executed and delivered by or on behalf of Parent and, assuming the due authorization, execution and delivery of this Support Agreement by Shareholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except as enforcement may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general applicability affecting creditors’ rights generally and by general principles of equity).

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3.2.2.	No Conflict; Required Filings and Consents. Except as would not materially interfere with Parent’s ability to perform its obligations hereunder, the execution and delivery of this Support Agreement to Shareholder by Parent does not, and the performance by the Parent of its obligations under this Support Agreement will not, (a) conflict with or violate any provision of the organizational documents of Parent, (b) conflict with or violate any Law by which Parent is bound or affected, or (c) require any consent of, approval, authorization or permit of, filing with or license from or registration, declaration or notification to any Governmental Authority (except for filings, if any, under the Exchange Act, securities Laws or the ICL).

ARTICLE IV

COVENANTS OF THE SHAREHOLDER

4.1           Public Announcements. Shareholder hereby permits the Company, Parent and Guarantor to publish and disclose, including in filings with the SEC, the ISA and Tokyo Stock Exchange and in the press release announcing the Transactions, a copy of this Support Agreement and the Shareholder’s identity and ownership of the Shareholder Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Support Agreement, in each case, to the extent the Company, Parent or Guarantor reasonably determines.

4.2           Fiduciary Duties. Notwithstanding anything in this Support Agreement to the contrary: (a) Shareholder makes no agreement or understanding herein in any capacity other than in Shareholder’s capacity as a record holder and beneficial owner of the Shareholder Shares, and not in Shareholder’s capacity as a director or officer of the Company or any of the Company’s Subsidiaries, if applicable, (b) nothing herein will be construed to limit or affect any action or inaction by Shareholder or any Representative or affiliate of Shareholder, as applicable, serving on the Company Board or the governing body of any of the Company Subsidiaries or as an officer of the Company or any of the Company Subsidiaries, acting in such person’s capacity as a director or officer of the Company or any of the Company Subsidiaries, and (c) no exercise of fiduciary duties or action or inaction taken in such capacity as a director or officer of the Company or any of the Company Subsidiaries, including, but not limited to, any action or inaction pursuant to the Merger Agreement, shall be deemed to constitute a breach of this Support Agreement.

4.3           No Solicitation. Without derogating from Section 4.2 above, (i) Shareholder agrees that such Shareholder is a “Representative” of the Company for purposes of Section 5.2 of the Merger Agreement, and that such Shareholder shall not, directly or indirectly, through any Representative of such Shareholder authorized by it to act on its behalf, take any action prohibited by Section 5.2 of the Merger Agreement, and (ii) if, prior to the Expiration Time, Shareholder receives any Competing Proposal, then Shareholder will promptly (and in any event within 48 hours) notify the Company of the identity of the Person making and the material terms of such Competing Proposal.

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4.4           Additional Acquisitions and Purchases. Shareholder agrees that any Company Shares acquired or purchased by him, her or it after the execution of this Support Agreement and prior to the Expiration Time, including, without limitation, by exercising any Company Option, or the vesting of any Company RSU held of record or Beneficially Owned by Shareholder, shall be subject to the terms of this Support Agreement to the same extent as if they constituted Shareholder Shares as of the date of this Support Agreement.

ARTICLE V

GENERAL PROVISIONS

5.1           Entire Agreement; Amendments. This Support Agreement, and to the extent expressly referenced herein, the Merger Agreement, constitute the entire agreement of the parties hereto and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. This Support Agreement may not be amended or modified except in an instrument in writing signed by, or on behalf of, the parties hereto. Nothing herein is intended nor shall be deemed to confer upon Shareholder any rights as a party under the Merger Agreement.

5.2           Assignment. No party to this Support Agreement may assign any of its rights or obligations under this Support Agreement without the prior written consent of the other party hereto, except that Parent may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any assignee of Parent’s rights under, and in accordance with terms and conditions of, the Merger Agreement. Any assignment contrary to the provisions of this Section 5.2 shall be null and void.

5.3           Severability. The provisions of this Support Agreement shall be deemed severable and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Support Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; and (b) the remainder of this Support Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

5.4           Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement are not performed in accordance with their specific terms or were otherwise breached and that money damages or other legal remedies may not be an adequate remedy for any such damage. Shareholder agrees that, in the event of any breach or threatened breach by Shareholder of any covenant or obligation contained in this Support Agreement, Parent shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, with Shareholder agreeing that it shall waive the defense of adequacy of a remedy at law in any such Action, and/or (b) an injunction restraining such breach or threatened breach, this being in addition to any other remedy to which Parent is entitled at law or in equity.

Shareholder further agrees that neither Parent nor any other party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.4, and Shareholder irrevocably waives any right he, she or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

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5.5           Termination. This Support Agreement, including the representations, warranties and the obligations of the parties hereunder, shall automatically terminate upon the earliest to occur of (a) such time as the Merger Agreement shall have been terminated in accordance with its terms, (b) the date of any amendment, modification or supplement to the Merger Agreement without the prior written consent of Shareholder in its capacity as such, in each such case only if such amendment, modification or supplement (i) results in a change of the consideration payable to the Company Shareholders or (ii) adversely affects the economic interests of the Company Shareholders or imposes any restrictions or constraints on the payment of the consideration payable to the Company Shareholders (excluding any restrictions or constraints under Law including any Tax Laws), (c) the date upon which Parent and Shareholder mutually agree in writing to terminate this Support Agreement, (d) receipt of the Company Shareholder Approval or (e) the Company Board shall have effected a Company Change of Recommendation (such earliest time, the “Expiration Time”); provided, however, that the provisions of Article V of the Merger Agreement shall survive any termination of this Support Agreement.

5.6           Governing Law; Jurisdiction.

(a)               This Support Agreement shall be governed by, and construed in accordance with, the Laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b)               All disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (ICC). The seat and venue of the arbitration shall be Tel Aviv, Israel, and the arbitration shall be conducted in the English language. The number of arbitrators shall be three. Each of the Parties hereto (A) agrees that all decisions of the arbitrator shall be final and binding on both parties and enforceable in any court of competent jurisdiction and (B) agrees that each of the Parties shall be entitled to seek interim or conservatory measures, including injunctive relief, security or other equitable remedies from any court of competent jurisdiction. Each party to this Support Agreement irrevocably consents to service of process in the manner provided for notices in Section 5.8. Nothing in this Support Agreement will affect the right of any party to this Support Agreement to serve process in any other manner permitted by Law.

5.7           No Waiver. No failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Neither party shall be deemed to have waived any claim available to it arising out of this Support Agreement, or any right, power or privilege hereunder, unless the waiver is expressly set forth in writing duly executed and delivered on behalf of such party. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

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5.8           Notices. All notices, requests, demands and other communications under this Support Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States or Israel return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other party:

if to Parent:

ZOLL Medical Corporation
269 Mill Road Chelmsford,

Massachusetts 01824 United States

Attention:
Email:

with copies (which shall not constitute notice) to:

Cooley LLP

500 Boylston St,

Boston, Massachusetts 02116, United States

Attention: Lester Fagen

Email: lfagen@cooley.com

Gornitzky & Co.

Vitania Tel-Aviv Tower

20 HaHarash St.

Tel Aviv 6761310 Israel

Attention: Chaim Friedland; Ari Fried

Email: friedland@gornitzky.com; arif@gornitzky.com

if to Shareholder, to the address, or electronic mail set forth on the signature page hereof or, if not set forth thereon, to the address reflected in the stock books of the Company, or to such other address, or electronic mail address as such party may hereafter specify for the purpose by notice to the other party hereto.

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5.9           No Third-Party Beneficiaries. This Support Agreement is for the sole benefit of, shall be binding upon, and may be enforced solely by, Parent and Shareholder and nothing in this Support Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and Shareholder) any legal or equitable right, benefit or remedy of any nature whatsoever.

5.10         Headings. The heading references herein are for convenience of reference only and do not form part of this Support Agreement, and no construction or reference shall be derived therefrom.

5.11         No Ownership Interest. Nothing contained in this Support Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to Shareholder Shares. All rights, ownership and economic benefits of and relating to Shareholder Shares shall remain vested in and belong to the Shareholder, and Parent shall not have any authority to exercise any power or authority to direct Shareholder in the voting of any of Shareholder Shares, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

5.12          Counterparts. This Support Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Support Agreement shall become effective when each party hereto shall have received a counterpart hereof (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment) signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto (including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment), this Support Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

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IN WITNESS WHEREOF, the parties hereto have caused this Support Agreement to be duly executed as of the date first written above.

ZOLL Medical Corporation

By:
Name:
Title:

SHAREHOLDER

Name:*

Address:

*Complete exactly as name appears on stock certificates

[Signature Page to Support Agreement]

Exhibit A

Shareholder Name	Company Ordinary Shares*	Company ADSs*	Ordinary Shares Underlying Company RSUs*	ADSs Underlying Company RSUs*	Ordinary Shares Underlying Company Options*	ADSs Underlying Company Options*
	[ ] Ordinary Shares	[ ] ADSs

* If Company Shares, Company RSUs or Company Options listed above are underlying a Section 102 Award, such securities may be deposited with the 102 Trustee. Certain securities are deposited with [●] or in investment accounts, trust funds or managed mutual funds and/or held together with immediate family members of the respective Shareholders. The respective Shareholders have the power to vote such securities.

Exhibit B

Form of Joinder Agreement

Date: [●]

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Voting and Support Agreement, dated as of [●] (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Support Agreement”) by and between ZOLL Medical Corporation, a Massachusetts corporation and [●], a shareholder of Itamar Medical Ltd. listed on the signature page thereto (the “Shareholder”) and any other Person that becomes a party to the Support Agreement from to time in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Support Agreement.

By executing and delivering this Joinder Agreement to the Support Agreement, the undersigned hereby (i) adopts and approves the Support Agreement, (ii) assumes and agrees to comply with all of the Shareholder’s obligations under the Support Agreement in respect of the securities subject to the applicable Transfer and (iii) agrees, effective commencing on the date hereof and as a condition to the Transfer, to become a party to, and to be bound by and comply with the provisions of, the Support Agreement applicable to the Shareholder, in the same manner as if the undersigned were an original signatory to the Support Agreement.

The undersigned acknowledges and agrees that the provisions of Article V of the Support Agreement are incorporated herein by reference, mutatis mutandis.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date herein above set forth.

[●]

Name:*

Address:

*Complete exactly as name appears on stock certificates

[Signature Page to Support Agreement]

Annex D

Amendments to Compensation Policy
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

4.1.3.	Company CEO

4.1.3.1.	The annual salary (gross) of the CEO of the Company will be determined by the Compensation Committee, the Company’s Board of Directors, and the general meeting of the Company’s shareholders, and will not exceed US ~~$360,000~~ $610,000, as may be adjusted pursuant to Section 4.1.3.2 below (at the exchange rate as it will be from time to time) for a 100% [full-time] position.

4.1.4.	Officers

4.1.4.1.

The annual salary (gross) of each of the officers in the Company will be determined by the Compensation Committee and the Company’s Board of Directors, and will not exceed ~~NIS 846,000~~ $ 428,000 for a 100% [full-time] position.

*****

5.1.2.	Personal Targets – Indices that will be determined in relation to each of the officer~~s~~ (including the Company CEO), in accordance with the position filled by that same Officer and the Company’s work plan, and which may include, inter alia, as applicable to the relevant organizational departments: Meeting targets for development, decreasing manufacturing costs, improving product quality as measured by the quantity of malfunctions, improving financial indices at the organizational unit level such as sales and profitability, meeting client installation accrual targets, breaking into new markets, compliance with sales mix, cash balances, collection, meeting expense targets, meeting financing or M&A (including change of control) targets, closing distribution transactions, implementing distribution transactions, client satisfaction index, employee satisfaction index, employee turnover target, regulatory filing and approval according to plan, clinical trials and recruitment of patients for clinical trials, meeting the number of launches of new products, raising capital (including by means of a public offering/initial public offering) in relation to the relevant organizational units, reduction of inventory quantities and shortening inventory cycles, publishing clinical articles according to plan, placing the Company’s products in guidelines, meeting success targets for customer training and marketing events, meeting supply targets and milestones for receiving insurance coverage. The weight that will be given to (a) personal target(s) that is/are chosen is 0%-100%.

5.2.	Date of Determination of the Criteria

In relation to officers who report to the CEO of the Company, to the extent that their annual bonus will be contingent upon meeting targets, the weight of each of the different measurement categories will be determined each year in advance, with the approval of the CEO. In relation to the CEO of the Company, the targets and the weight of each of the different measurement categories will be determined at least each year in advance by the Board of Directors of the Company and with the approval of the Compensation Committee. Notwithstanding the above, it shall be possible to determine said weights for a number of years in advance subject to the authority of the relevant organ to update, to the extent necessary, these weights at the start of each calendar year. Said targets and the weight of each of the different measurement categories may be adjusted, at any time, to reflect changes in Company’s annual plan or other external exceptional events.

*****

D-1

9.2.1.	The maximum coverage level under the policy shall not exceed US $50 million per claim, and cumulatively, for the coverage period or US $100 million per claim, and cumulatively, for the coverage period, in the event that the Company’s valuation (at the time of renewal or purchase of the policy) is ~~between~~ above US $150 million ~~and US $500 million~~;

9.2.2.	RESERVED ~~The annual insurance premium shall not exceed the sum of (a) US $150,000 or (b) if and as long as the Company is subject to reporting requirements of the US securities authority (the “SEC”), the annual premium shall not exceed US $2,000,000. The aforementioned annual premium cap may be updated every year in up to %10 compared to the annual premium of the preceding year;~~

9.2.3.	The Compensation Committee and Board of Directors of the Company will approve annually the Company’s engagement in a new policy that meets the terms established in subsections 9.2.1~~and 9.2.2~~, above;

9.2.4.	The insurance policy shall be extended to cover lawsuits that shall be filed against the Company itself (as opposed to lawsuits against directors and/or officers therein) relating to violation of securities laws, at least in Israel and the United States (entity coverage for securities claims) and payment arrangement shall be established for insurance proceeds according to which the right of the directors and/or officers to receive indemnification from the insurer under the policy takes precedence over the Company’s right;

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